Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Draft Submission #4, as confidentially submitted to the United States Securities and Exchange Commission on February 15, 2024

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVELIS INC.

(Exact name of registrant as specified in its charter)

Canada	3350	98-0442987
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3550 Peachtree Road NE, Suite 1100

Atlanta, GA 30326

(404) 760-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CSC Corporation

1180 Avenue of the Americas, Suite 210

New York, NY 10036

(212) 299-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith M. Townsend Elizabeth A. Morgan Robert J. Leclerc King & Spalding LLP 1180 Peachtree Street, NE, Suite 1600 Atlanta, Georgia 30309 (404) 572-4600	Rima Ramchandani Mile T. Kurta Torys LLP 79 Wellington Street West Toronto, ON M5K 1N2 (416) 865-0040	Richard D. Truesdell, Jr. Dan Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which the preliminary prospectus forms a part is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2024 PRELIMINARY PROSPECTUS

Common Shares

Novelis Inc.

This is the initial public offering of common shares, no par value per share, of Novelis Inc., or Novelis. All of the     common shares being sold in this offering are being sold by the selling shareholder identified in this prospectus. We will not receive any proceeds from the sale of common shares by the selling shareholder. Prior to this offering, there has been no public market for our common shares. It is currently estimated that the initial public offering price per common share will be between $   and $   . We intend to apply to list our common shares on the New York Stock Exchange, or NYSE, under the symbol “NVL.” Listing on the NYSE is subject to the approval of the NYSE in accordance with its listing standards.

Following this offering, assuming no exercise of the underwriters’ option to purchase additional shares referred to below, Hindalco Industries Limited (“Hindalco”), whose wholly owned subsidiary, AV Minerals (Netherlands) N.V. (the “selling shareholder”), is our existing sole shareholder, will beneficially own approximately   % of our outstanding share capital. Hindalco will therefore control approximately   % of the voting power of our outstanding share capital following the offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. For further information, see “Management—Director Independence and Controlled Company Exception,” “Principal and Selling Shareholder” and “Description of Share Capital.”

We are a “foreign private issuer” under applicable Securities and Exchange Commission rules, and as a result, will be subject to reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission.

Our business and an investment in our common shares involve significant risks. You should carefully consider the risks that are described under the caption “Risk Factors” beginning on page 35 of this prospectus before making a decision to invest in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions(1)
Proceeds, before expenses, to the selling shareholder

(1)

The underwriters will be reimbursed for certain FINRA-related expenses, in addition to the underwriting discounts and commissions they will receive. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

The selling shareholder has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to    additional common shares at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver our common shares to purchasers against payment on or about    , 2024.

Joint Book-Running Managers

Morgan Stanley	BofA Securities	Citigroup

    , 2024

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis

Novelis is a market leader in the aluminum industry, with global reach and a broad portfolio of high value, differentiated aluminum solutions…

Beverage Packaging

#1 Global leader with 39% of global market share[1]

Automotive

#1 Global leader with 36% of market share[2]

Specialty

Global leader across a number of categories

Aerospace

Leader with over 40+ years of experience

…operating 32 facilities in 4 regions, with ~$4.9 Billion of expansions under construction…

Noth America 16 Plants	**Europe** 10 Plants
South America 2 Plants	**Asia** 4 Plants

- Beverage Packaging
- Automotive
- Specialty
- Aerospace
- Recycling

…and a target to grow our recycled content from 61% to 75% by 2035.

1. Recycling is a critical part of the modern aluminum business
2. Virtually infinitely recyclable aluminum enables the ideal circular recycling process without meaningful downgrading
3. Recycled aluminum requires 95% less energy and associated CO_2 compared to primary aluminum

With our unique scale and competitive strengths, Novelis has a compelling financial profile and proven opportunities for continued growth.

$658M Net income attributable to our common shareholder[3]

$1.8B Adj. EBITDA[4]

$478 Adj. EBITDA per tonne[5]

$1.2B Net cash provided by operating activities – continuing operations[3]

$443M Adj. Free Cash Flow from continuing operations[4]

2.3x Financial leverage ratio as of March 31, 2023[6]

[1] Excluding China; According to CRU.
[2] Based on management estimates.
[3] FY2023.
[4] FY 2023. For more information regarding these non-U.S. GAAP financial measures and a reconciliation of such measures to the most directly comparable U.S. GAAP financial measures, see "Prospectus Summary—Summary Historical Condensed Consolidated Financial Information."
[5] Based on total rolled shipments (in kt) of 3,790 for FY2023.
[6] Our financial leverage ratio represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither we, the selling shareholder nor any of the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the selling shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the selling shareholder nor any of the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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BASIS OF PRESENTATION

Unless otherwise indicated or unless the context otherwise requires, (a) all references in this prospectus to the “Company,” “Novelis,” “we,” “us,” “our” or similar terms refer to Novelis Inc. and its subsidiaries, and (b) all references to “Hindalco” and “Parent” refer to Hindalco Industries Limited, Novelis’ ultimate parent, and its consolidated subsidiaries other than Novelis and Novelis’ subsidiaries. All references to “shares” or “common shares” in this prospectus refer to the common shares of Novelis Inc., no par value per share.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources such as Ducker Carlisle Worldwide, LLC (“Ducker Carlisle”), an independent consulting and industrial research firm, Commodity Research Unit International Limited (“CRU”), an independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors, and other research consultants, as well as our own estimates relying on our management’s knowledge and experience in the markets in which we operate. Our management’s knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, the information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other industry data included in this prospectus, and our estimates and beliefs based on that data, may not be reliable. Neither we, the selling shareholder nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as U.S. GAAP. We maintain our books and records in U.S. dollars.

We operate on a fiscal year calendar ending on March 31 of each year. Accordingly, any references in this prospectus to the years ended March 31, 2023, 2022 and 2021 or to the fiscal years 2023, 2022 and 2021 refer to the twelve-month periods ended March 31, 2023, 2022 and 2021, respectively. Analogous convention is used for the fiscal years prior to March 31, 2021.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars and all references to “$” mean U.S. dollars. The assets and liabilities of our foreign operations, whose functional currency is other than the

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U.S. dollar, are translated to U.S. dollars at the period end exchange rates, and revenues and expenses are translated at average exchange rates for the period, in each case, using the exchange rates published by the relevant central banks. Differences arising from this translation are included in the currency translation adjustment component of accumulated other comprehensive loss and noncontrolling interests, both of which are on our consolidated balance sheets. For all operations, the monetary items denominated in currencies other than the functional currency are remeasured at period-end exchange rates, and transaction gains and losses are included in other (income) expenses, net in our consolidated statements of operations. Non-monetary items are remeasured at historical rates.

NON-U.S. GAAP FINANCIAL MEASURES

We refer to the terms “EBITDA,” “Adjusted EBITDA” and “Adjusted Free Cash Flow” in various places in this prospectus. These are supplemental financial measures that are not prepared in accordance with U.S. GAAP. Although our management uses these non-U.S. GAAP financial measures when planning, monitoring and evaluating our performance, any analysis of non-U.S. GAAP financial measures should be used only in conjunction with results presented in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA

Novelis defines EBITDA as earnings before interest, taxes, depreciation and amortization. Novelis defines Adjusted EBITDA as earnings before (a) “depreciation and amortization”; (b) “interest expense and amortization of debt issuance costs”; (c) “interest income”; (d) “unrealized gains (losses) on change in fair value of derivative instruments, net,” except for foreign currency remeasurement hedging activities, which are included in Adjusted EBITDA; (e) impairment of goodwill; (f) “gain or loss on extinguishment of debt”; (g) noncontrolling interest’s share; (h) adjustments to reconcile our proportional share of Adjusted EBITDA from non-consolidated affiliates to income as determined on the equity method of accounting; (i) “restructuring and impairment (reversal) expenses, net”; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) “income (loss) from discontinued operations, net of tax”; and (t) “(gain) loss on sale of discontinued operations, net of tax.” EBITDA and Adjusted EBITDA are measures commonly used in our industry, and we present EBITDA and Adjusted EBITDA to enhance your understanding of our operating performance. We believe that EBITDA and Adjusted EBITDA are operating performance measures, and not liquidity measures, that provide you with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

Our management believes investors’ understanding of our performance is enhanced by including these non-U.S. GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back items that are not part of normal day-to-day operations of our business. By providing these non-U.S. GAAP financial measures, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. EBITDA and Adjusted EBITDA have important limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

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•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect any costs related to the current or future replacement of assets being depreciated and amortized.

Additionally, our senior secured credit facilities, 3.25% senior notes due 2026, 3.375% senior notes due 2029, 4.75% senior notes due 2030, and 3.875% senior notes due 2031 provide for adjustments to EBITDA, which may decrease or increase Adjusted EBITDA for purposes of compliance with certain covenants under such facilities and notes. We also use EBITDA and Adjusted EBITDA:

•	as measures of operating performance to assist us in comparing our operating performance on a consistent basis because it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budgets and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to calculate incentive compensation payments for our key employees.

We also present our financial leverage ratio in this prospectus, which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA, to monitor compliance with covenants in agreements governing our outstanding indebtedness and to assess our liquidity position over time.

Adjusted Free Cash Flow

Novelis defines Adjusted Free Cash Flow as: (a) “Net cash provided by (used in) operating activities—continuing operations,” (b) plus “Net cash provided by (used in) investing activities—continuing operations,” (c) plus “Net cash provided by (used in) operating activities—discontinued operations,” (d) plus “Net cash provided by (used in) investing activities—discontinued operations,” (e) plus cash used in the “Acquisition of assets under a finance lease,” (f) plus cash used in the “Acquisition of business and other investments, net of cash,” (g) plus accrued merger consideration, (h) less “Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging,” and (i) less proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging—discontinued operations.

Our management believes Adjusted Free Cash Flow is relevant to investors as it provides a measure of the cash generated internally that is available for debt service and other value creation opportunities. In addition, management uses this measure as a key consideration in determining the amounts to be paid as returns of capital to our common shareholder.

However, Adjusted Free Cash Flow is not a measurement of financial performance or liquidity under U.S. GAAP and does not necessarily represent cash available for discretionary activities, as certain debt service obligations must be funded out of Adjusted Free Cash Flow. In addition, our method of calculating Adjusted Free Cash Flow may not be consistent with that of other companies.

For more information regarding these non-U.S. GAAP financial measures and a reconciliation of such measures to the most directly comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information.”

SEGMENT LEVEL PROFITABILITY

ASC 280, Segment Reporting, establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, we have determined that we have four reportable segments for financial reporting purposes, based on geographical areas: North America, Europe, Asia, and South

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America. Under ASC 280, our measure of segment profitability and financial performance of our operating segments is Adjusted EBITDA. Adjusted EBITDA by segment provides a measure of our underlying segment results that is in line with our approach to risk management. For each segment, we define Adjusted EBITDA Income as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net, except for foreign currency remeasurement hedging activities, which are included in Adjusted EBITDA; (e) impairment of goodwill; (f) gain or loss on extinguishment of debt, net; (g) noncontrolling interests’ share; (h) adjustments to reconcile our proportional share of Adjusted EBITDA from non-consolidated affiliates to income as determined on the equity method of accounting; (i) restructuring and impairment (reversal) expenses, net; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) income (loss) from discontinued operations, net of tax; and (t) loss on sale of discontinued operations, net of tax. Refer to “ —Results of Operations—Segment Review” for more information on Adjusted EBITDA as a measure of our segment level profitability.

PRESENTATION OF SHIPMENT INFORMATION

We present product shipment information throughout this prospectus. As used herein, consolidated “aluminum rolled product shipments,” “rolled products shipments” or “shipments” refers to aluminum rolled product shipments to third parties. For our operating segments, regional “aluminum rolled product shipments,” “rolled products shipments” or “shipments” refers to aluminum rolled product shipments to third parties and intersegment shipments to other regions. Shipment amounts also include tolling shipments. References to “total shipments” include aluminum rolled product shipments as well as certain other non-rolled product shipments, primarily scrap, used beverage can scrap, ingots, billets, and primary remelt. The term “aluminum rolled products” is synonymous with the terms “flat-rolled products” and “FRP,” which are commonly used by manufacturers and third-party analysts in our industry. All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kilotonne (“kt”) is 1,000 metric tonnes. One megaton (“mt”) is 1000 kilotonnes. See the subsections titled “—Key Sales and Shipment Trends” and “—Segment Review” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for more information. We also refer to Adjusted EBITDA per tonne (which is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period), both on a consolidated basis and at the segment level. Adjusted EBITDA per tonne is calculated using aluminum rolled product shipments rather than total shipments because the incremental impact of non-rolled products shipments on our Adjusted EBITDA is marginal since the price of these products is generally set to cover the costs of raw materials not utilized in manufacturing products sold to beverage packaging customers, specialties and aerospace customers in our regions, and these non-rolled products are not part of our core operating business. Adjusted EBITDA reported for the Company on a consolidated basis is non-U.S. GAAP financial measure; for more information regarding this non-U.S. GAAP financial measure, see “Non-U.S. GAAP Financial Measures” above, and for a reconciliation of such measure to the most directly comparable U.S. GAAP financial measure, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information.” Adjusted EBITDA reported at the segment level is our segment level measure of profitability, and therefore a financial measure prepared in accordance with U.S. GAAP.

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Confidential Treatment Requested by Novelis Inc.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited annual consolidated financial statements and the related notes and our unaudited interim condensed consolidated financial statements and the related notes contained elsewhere in this prospectus.

Our Business

Our Purpose and Vision. Novelis’ purpose of “Shaping a Sustainable World Together” is at the core of who we are. Our purpose guides our strategy and the way we work, the decisions we make and the partnerships we pursue. In line with our purpose, our vision is to be the “Leading Provider of Sustainable and Innovative Aluminum Solutions.” Our customers around the world rely on us for sustainable solutions and products, and we make positive contributions in the communities where we live and work.

Our Company. We consider ourselves the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer products, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 32 world-class, technologically advanced facilities, including 14 recycling centers, 11 innovation centers, and 13,160 employees.

Aluminum is the sustainable material of choice for a wide range of growing end-markets that require strong, yet lightweight, sustainable solutions. The virtually infinite recyclability of aluminum is essential to our innovative circular business model. With operations on four continents in nine countries, we consider our global scale to be a distinct competitive advantage. In addition, our leading position in aluminum recycling combined with our cutting-edge operational processes provides us with an advantaged cost position, increasing our operating cash flow. For fiscal 2023, we had total flat-rolled product shipments of 3,790 kt, net sales of $18.5 billion, net income of $657 million, and Adjusted EBITDA of $1,811 million.

Our Value Proposition. We are a critical partner for the delivery of innovative, high-quality aluminum solutions that help our customers achieve their long-term growth strategies and sustainability targets. We are strategically positioned to deliver our value proposition due to the following attributes of our business model:

Global Footprint and Scale. We are the world’s largest global aluminum rolled products producer with a broad portfolio of high-value aluminum products designed to meet our customers’ technical, quality and sustainability requirements. We believe our scale, recycling capabilities, research and development (“R&D”) competencies, and global footprint across four continents underpin our highly resilient business model, which is characterized by attractive growth opportunities, the ability to add new capacity, and the capability to support our customers with innovative and sustainable solutions.

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Sustainability. The virtually infinite recyclability of aluminum positions us at the focal point of the circular economy. We believe we recycle more aluminum than any other company in the world, having recycled approximately 2.3 mt in fiscal 2023, our all-time high. Since fiscal 2012, we have invested heavily to innovate and expand our aluminum recycling operations to increase the recycled content of our solutions to an industry leading level. We are an essential partner to our blue-chip customers to enable the achievement of their sustainability goals, which are being driven, in part, by end-consumers. Key components of our innovative circular business model include:

•

High Recycled Content. We have steadily increased recycled content to approximately 61% on average across our diverse portfolio. This represents approximately a 2x increase since we established a baseline in 2009. Our target is to achieve an average of 75% recycled content across our product portfolio by 2035.

•

Recycling Capacity and Capabilities. We have invested approximately $800 million to expand our recycling capabilities since 2012, including new recycling and casting centers under construction in the U.S. and South Korea and other expansions under evaluation.

•

End-of-Life Packaging Recycling. Today, we recycle more than 82 billion used beverage cans (“UBCs”) annually. Through investments such as the new recycling capacity being added in Bay Minette, Alabama, we expect to increase this to more than 95 billion at full production.

•

Closed Loop Recycling. We have established programs with our beverage packaging customers to recycle their production scrap. Additionally, we believe we are the world’s largest closed loop aluminum recycling partner to the automotive industry, recycling production scrap of aluminum supplied to some of the world’s largest automotive original equipment manufacturers (“OEMs”). We have two of the world’s largest closed loop recycling programs in the U.S. and Europe.

•

Sustainable Sourcing. We partner with suppliers that align with our values to drive sustainability throughout our value chain related to carbon reduction, limiting waste produced, and providing a positive community impact.

•

Low CO2 Operations. We are actively developing and implementing new technologies to reduce our CO2 footprint, such as programs in Switzerland and North America with utility companies to explore new technologies to decarbonize the aluminum manufacturing process. Beyond direct manufacturing

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emissions, we are continuously exploring options to reduce carbon emissions in logistics, such as closed loop rail systems in Europe created in collaboration with automotive customers.

Innovation. Utilizing our industry-leading technology, we partner with customers to support market development for innovative and sustainable solutions across all end-markets. We focus our innovation efforts on pushing the limits on aluminum alloys, advancing customers’ product designs and improving our own process engineering and production techniques. Key components that support the needs of our customers include:

•

Customer Solution Centers (“CSCs”). Through our robust global network of automotive and beverage packaging CSCs, we collaborate with customers and others across the value chain to accelerate the adoption of aluminum in next-generation products.

•

Research & Development. Leveraging our global network of R&D centers, we develop new alloys and techniques to keep aluminum at the forefront of materials and pioneer new technologies to expedite the materials innovation cycle, including artificial intelligence (“AI”) and machine learning. We also have a dedicated team of recycling, casting, rolling, and finishing experts who pioneer advancements in aluminum manufacturing.

Customer Testimonial

•	Ball Corporation –

“Aluminum beverage packaging has always been a more sustainable alternative to plastic and glass that not only benefits our customers and end consumers, but also the planet. For us at Ball Corporation, our ‘Vision for a Perfect Circle’ guides our efforts to advance the circular economy for aluminum beverage packaging. Novelis is critical to our ability to achieve our sustainability ambitions and working with us to develop innovative solutions that further reduce our carbon footprint. In addition, Novelis has been a longstanding strategic supplier supporting our growth globally through investments to expand their can sheet capacity.”

– Dan Fisher, CEO, Ball Corporation

•	Jaguar Land Rover –

“Novelis’ expertise in high-volume aluminum production and willingness to invest to better serve the automotive industry drove our decision to collaborate with the company when transitioning many of our marque vehicles to aluminum-intensive designs. We have benefitted from Novelis’ proven ability to bring innovative, circular, and long-lasting quality products to market. Jaguar led the way as an earlier adopter of aluminum in the automotive industry, so it was critical for us to select the right partner as our primary aluminum sheet supplier. That’s why it was so important for our teams to

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collaborate and build infrastructure with the circular economy in mind from the start – ensuring JLR’s aluminum process scrap is recycled directly back into automotive sheet. Together, we created a truly closed-loop-recycling system utilizing low-carbon rail that embodies JLR’s vision – Engage for Good and Responsible Business programmes.”

– Andrew Smith, Procurement Director Raw Materials, Jaguar Land Rover

•	Trane Technologies –

“As a global climate innovator, Trane Technologies brings efficient and sustainable climate solutions to buildings, homes, and transportation. Novelis has been a strategic supplier of ours for many years. Building on our shared commitment to sustainability and a solid foundation of quality and reliability, Trane Technologies and Novelis are jointly developing new alloys that incorporate a higher recycled content in support of a circular economy, which helps us reduce embodied carbon in the products we provide to our customers.”

– Dave Regnery, Chair and CEO Trane Technologies

Our Portfolio Optimization. Since becoming a subsidiary of Hindalco Industries in 2007, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve long-term growth and profitability:

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Breadth of Offering. We made calculated portfolio changes through M&A and organic investments to diversify and optimize our capacity across end-markets by (i) becoming, to our belief, the world leader in automotive aluminum solutions, (ii) expanding high recycled content in our specialties business and pruning the portfolio of lower margin products, and (iii) adding aerospace in key geographic regions.

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Operational Flexibility. We have been at the forefront of aluminum manufacturing advancements and adoption of new processes, which has enabled maximum flexibility in our operations. Our footprint and market segment positioning are continuously evaluated based on regional supply and demand dynamics with a focus on margin expansion.

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M&A. We acquired global aluminum producer Aleris Corporation (“Aleris”) in 2020, diversifying and strengthening our portfolio with entry into high-value aerospace and expansion of our high-recycled-content building and construction business. We currently have potential investments under evaluation for the integration of legacy Aleris’ rolling mill in China, which would enable automotive rolling and recycling in China for Novelis and allow us to offer closed-loop recycling to our customers in China. These investments would also further increase circularity in the Chinese automotive market and reduce our CO2 footprint. Additionally, increasing rolling capacity in China will free up existing rolling capacity in South Korea, enabling us to better serve the growing specialties market in the region.

Our Track Record. We have experienced substantial growth over the last decade, driven by our own initiatives that have contributed to robust end-market growth and strong operational performance. As a result, we increased our net income from a loss of $38 million in fiscal 2016 to net income of $657 million in fiscal 2023 and increased net income per tonne from $(12) in fiscal 2016 to $173 in fiscal 2023. We also increased Adjusted EBITDA per tonne from $308 in fiscal 2016 to $478 in fiscal 2023. Key components of our historical growth and margin expansion include:

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Transformational Organic Investment. We invested approximately $3.2 billion from fiscal 2012 through fiscal 2023 in organic growth capex, expanding our rolling and recycling capacity, as well as automotive finishing capacity, to meet market demand. Looking forward, we have approximately $4.9 billion of investments under construction through 2027 to further increase recycling and rolling capacity and profitability. Of this $4.9 billion we plan to invest through 2027, approximately $350 million was spent in fiscal 2023. The largest of these investments currently under construction is a greenfield recycling and rolling plant in Bay Minette, Alabama, to primarily serve the North American beverage packaging and

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automotive markets. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant. Beyond the approximately $4.9 billion of announced investments, we continue to evaluate further opportunities based on financial returns and underlying market conditions.

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Proven Resilience Through Recent Macroeconomic Headwinds and Destocking. Our industry experienced an unprecedented period of short-term demand softness and increased cost pressure driven by inflation and energy volatility and supply disruptions in fiscal 2023. We also experienced end-market challenges with supply chain disruption and beverage packaging destocking actions, which negatively impacted shipment volumes and profitability, leading to a trough in net income per tonne and Adjusted EBITDA per tonne in the third quarter of fiscal 2023, as compared to highs in the first quarter of fiscal 2023. Due to the diversity of the end-markets in which we operate, our global scale, and operational excellence, we proved our resilience and sequentially improved profitability again in the second quarter of fiscal 2024.

•	M&A. The acquisition of Aleris in 2020 has been highly accretive both in terms of market positioning and synergies, with cost synergies exceeding expectations.

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End-Market Growth. We believe our strategic initiatives have shaped the global aluminum flat-rolled products (“FRP”) industry and enabled robust growth as FRP consumption grew more than 70% over the past 15 years to approximately 30 million tonnes in 2023, per CRU.[2] Aluminum FRP consumption is forecasted to grow at a 4% compound annual growth rate from 2023 to 2028, which Novelis is well positioned to capture.

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Advantaged Recycling Cost Position. We believe our efficiencies in recycling operations, industry-leading technology and buying power will position us well to the extent scrap prices fluctuate. Our vast footprint provides us the ability to benefit from economies of scale when procuring scrap, expertise to develop and implement best practices to reduce costs, and the ability to influence scrap generation.

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Production Efficiencies. We have implemented digital technologies and advanced analytics to improve recovery, throughput, and quality, driving operational efficiencies and improving profitability. We are implementing a “Plant of the Future” model that will further utilize digital technologies, AI, and robotics in new and existing plants.

Our Business Segments

We report our results of operations in four segments: North America, Europe, Asia, and South America. Due in part to the regional nature of supply and demand for aluminum solutions and to best serve our customers, we manage our activities based on geographic areas. The following charts show net sales by geography and net sales and shipments by end-product market for fiscal 2023.

Novelis Global Net Sales by Geographic Region	Novelis Global Net Sales by End-Market

[2]	Source: CRU Aluminium Rolled Products Market Outlook, November 2023. All CRU references to the broader aluminum rolled products market are derived from this report.

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Novelis Global Shipments by End-Market

North America Segment

Headquartered in Atlanta, Georgia, Novelis North America consists of 16 plants, including recycling operations, across two countries. We consider ourselves the leader in aluminum recycling and production in North America. In North America, we generated $7,550 million in net sales, $673 million in Adjusted EBITDA, and 1,515 kt in rolled product shipments, resulting in $444 in Adjusted EBITDA per tonne for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $335 million in Adjusted EBITDA, 483 kt in rolled product shipments, and $116 in Adjusted EBITDA per tonne across our North American segment.

We believe we hold the number one position in the beverage packaging and automotive markets in North America. Beverage packaging represents our largest market within North America, selling 672 kt in fiscal 2023. The specialties segment is the second largest end-market in the region, selling 463 kt in fiscal 2023. The balance of the portfolio is from our leading position in the automotive market, selling 380 kt in fiscal 2023.

Across our 16 plants, our aluminum rolling capacity is approximately 1.5 mt. In addition, we have both R&D centers and CSCs strategically located across North America. Our global casting, engineering and technology center in Spokane, Washington, specializes in molten metal processing. This group seeks to ensure Novelis is always developing and adopting best practices related to recycling and molten aluminum processing, globally. Our global research and technology center in Kennesaw, Georgia, offers state of the art research and development capabilities to help us meet the global long-term demand for aluminum used across all our product markets and geographies. Kennesaw, Georgia is also home to our beverage packaging CSC and can-making pilot line, where we test our products on pre-production lines similar to those used by our beverage packaging customers. We also operate an automotive CSC in Detroit, Michigan.

Due to strong consumer demand for sustainable aluminum products, particularly beverage packaging and automotive sheet, we currently have various debottlenecking, recycling, and new capacity capital investment projects under construction, including projects to expand rolling capacity in Oswego, New York, and Logan, Kentucky, and to construct a highly advanced automotive recycling facility in Guthrie, Kentucky. We have also broken ground on an investment of approximately $4.1 billion to build a fully integrated, greenfield rolling and recycling plant in Bay Minette, Alabama, with an annual rolled aluminum production capacity of 600 kt. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant, including with decades-long customer partners such as Ball Corporation, Coca-Cola and Ardagh Metal Packaging, underscoring the strong demand for high-recycled-content beverage packaging sheet.

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Novelis North America End-Market Shipment Mix

Europe Segment

Headquartered near Zurich, Switzerland, Novelis Europe operates 10 plants across four countries, including recycling operations. We consider ourselves the leader in aluminum recycling and rolling in Europe. We generated $5,059 million in net sales, $286 million in Adjusted EBITDA, and 1,030 kt in rolled product shipments, resulting in $278 in Adjusted EBITDA per tonne in Europe for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $83 million in Adjusted EBITDA, 52 kt in rolled product shipments, and $70 in Adjusted EBITDA per tonne across our European segment. We hold a leading position within the European beverage packaging and automotive end-markets.

The beverage packaging end-market represents our largest market within Europe, selling 476 kt in fiscal 2023. The second largest end-market is the automotive market, selling 255 kt in fiscal 2023. The specialties market is the third largest end-market, selling 232 kt in fiscal 2023. The remainder of sales are from the aerospace industry, selling 67 kt in fiscal 2023.

Across our European plants, our aluminum rolling capacity is approximately 1.2 mt. These manufacturing plants produce a broad range of sheet, plate, and foil products. We believe our Nachterstedt plant is one of the largest aluminum recycling plants in the world. Additionally, we have multiple centers dedicated to innovation in Europe. We have an automotive R&D center in Sierre, Switzerland and an R&D center in Göttingen, Germany, which specializes in the development of new products and processes for our beverage packaging and specialties customers. We also have an automotive CSC in Stuttgart, Germany. Due to strong consumer demand for sustainable aluminum products, we are evaluating additional rolling and recycling capacity expansion in Europe moving forward.

Novelis Europe End-Market Shipment Mix

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Asia Segment

Headquartered in Seoul, South Korea, Novelis Asia operates four plants, including recycling operations, in two countries. We are a leading aluminum producer and believe we are the largest recycler of aluminum in Asia. We generated $3,014 million in net sales, $339 million in Adjusted EBITDA, and 721 kt in rolled product shipments, resulting in $470 in Adjusted EBITDA per tonne in Asia for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw an increase of $197 million in Adjusted EBITDA, a decrease of 39 kt in rolled product shipments, and an increase of $283 in Adjusted EBITDA per tonne across our Asian segment.

We hold a leading position within the Asian beverage packaging and automotive end-markets. Beverage packaging represents our largest market in Asia, selling 509 kt in fiscal 2023. The automotive end-market represents the second largest end-market in the region, selling 121 kt in fiscal 2023. Specialties is the third largest end-market, selling 52 kt in fiscal 2023. The remainder of sales are from the aerospace industry, selling 39 kt in fiscal 2023.

Across our plants, our rolling capacity is approximately 0.8 mt. These manufacturing plants produce a broad range of aluminum sheet, plate, and light gauge products. In fiscal 2022, we completed a 100 kt automotive finishing capacity expansion at our Changzhou, China facility. In South Korea, we are currently expanding our recycling capacity and capabilities with an approximately $65 million recycling capacity expansion as part of our Ulsan Aluminum joint venture. We also have plans under evaluation to invest in our plant in Zhenjiang, China, aimed at enabling domestic automotive rolling and recycling capabilities. We have an aerospace innovation center in Zhenjiang, an R&D center and an automotive CSC in Shanghai, China, and an R&D center as part of our joint venture in Ulsan, South Korea.

Novelis Asia End-Market Shipment Mix

South America Segment

Headquartered in São Paulo, Brazil, Novelis South America operates two plants, including recycling operations, in one country. We consider ourselves the leader in aluminum recycling and production in South America. We hold a top position within the South American beverage packaging market. In South America, we generated $2,893 million in net sales, $522 million in Adjusted EBITDA, and 616 kt in rolled product shipments for fiscal 2023, resulting in $847 in Adjusted EBITDA per tonne. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $242 million in Adjusted EBITDA, 126 kt in rolled product shipments, and $276 in Adjusted EBITDA per tonne across South America. Beverage packaging represents our largest market in the region, selling 591 kt in fiscal 2023. Additionally, we produce products to serve the specialties end-market, selling 25 kt in fiscal 2023.

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Across our plants, our rolling capacity is approximately 0.7 mt. In fiscal 2022, we completed a $150 million investment to expand both rolling and recycling capacity by 100 kt each at our Pindamonhangaba facility. In March 2023, we opened our newest CSC, which is focused on supporting the South American beverage packaging market and is located in São José dos Campos, Brazil. Due to strong consumer demand for sustainable aluminum products, in fiscal 2022, we announced an approximately $50 million debottlenecking investment at our Pindamonhangaba plant to unlock approximately 70 kt of additional rolling capacity in a two-phase project, with full completion expected in fiscal 2026. We are evaluating additional rolling and recycling capacity expansions.

Novelis South America End-Market Shipment Mix

Our Industry

The aluminum market represents the global supply of, and demand for, aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by both independent aluminum rolled products producers and integrated aluminum companies. Specifically, aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacturing of finished goods, ranging from beverage packaging, which includes cans, cups and bottles, to automotive structures and body panels.

There are two major types of manufacturing processes for aluminum products, differing mainly in the process used to achieve the initial stage of processing: hot mills, which require sheet ingot, a rectangular slab of aluminum, as starter material; and continuous casting mills, which can convert molten metal directly into semi-finished sheet.

Sources of Metal

There are two sources of input material: (i) primary aluminum, produced from alumina (extracted from bauxite), processed in a smelter; and (ii) recycled aluminum, produced by remelting post-industrial and post-consumer scrap.

Primary aluminum can generally be purchased at prices set on the London Metal Exchange (“LME”), plus a local market premium (“LMP”) that varies by geographic region of delivery, alloying material, form (ingot or molten metal) and purity. Recycled aluminum is generally produced internally from procured scrap or purchased at a discount compared to the price of primary aluminum depending on type and quality of the scrap, geographic region, and other market factors. A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers.

We believe Novelis is a global leader in sustainable aluminum product manufacturing, recycling 2.3 mt of aluminum in fiscal 2023. We have invested approximately $800 million in our recycling capabilities since 2012,

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increasing the recycled content of our products to be one of the highest levels in the industry. We have announced additional recycling investments to increase our leadership position. By utilizing recycled aluminum for much of our manufacturing, we limit the carbon intensity of our operations because using recycled aluminum is 95% less carbon intensive than making primary aluminum. Incorporating as much recycled aluminum as possible into products is one of the most impactful ways to reduce carbon emissions across the global aluminum value chain. To secure Novelis’ access to scrap, we design alloys with the flexibility to use multiple sources of scrap, partner with our customers and suppliers through long-term relationships including closed-loop-recycling partnerships, support the development of scrap sorting technologies, educate consumers on the value of recycling and support legislation aimed at increasing recycling rates.

Industry End-Markets

Due to aluminum’s lightweight characteristics, recyclability, and formability properties, aluminum product companies serve a diverse set of end-markets including beverage packaging, automotive, aerospace, and a variety of other end-markets.

Beverage Packaging. Aluminum is one of the most sustainable packaging materials for beverage brands. In addition to its recyclability, aluminum beverage cans and bottles offer advantages in fabricating efficiency and drink product shelf life. Beverage packaging manufacturers produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than glass or plastic containers. Aluminum beverage packaging is light and stackable and uses space efficiently, making it convenient and cost-efficient to ship.

According to CRU, global demand (excluding China) for beverage packaging is forecasted to increase at a compound annual growth rate of approximately 4% from 2023 to 20313 mainly driven by:

•	Sustainability trends. Consumers are increasingly demanding more sustainable packaging options, driving increased adoption of virtually infinitely recyclable aluminum.

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Growth in beverage markets. New beverage types, such as energy drinks, sparkling and flavored water, and ready-to-drink cocktails are increasingly released in aluminum packaging, with even further potential growth in aluminum-packaged water.

•	Substitution against glass, steel and plastic. Package mix shift from other materials like glass, steel and plastic into aluminum is continuing.

2023 Global Beverage Packaging Consumption (kt) Source: CRU Aluminium Beverage Can Sheet Market Outlook October 2023 Note: Excludes China	2023 Global Beverage Packaging Market Share Source: CRU Aluminium Beverage Can Sheet Market Outlook October 2023 Note: Excludes China

[3]	Source: CRU Aluminium Beverage Can Market Outlook, October 2023. All CRU references to the broader aluminum beverage can market are derived from this report.

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We are the global leader in beverage packaging sheet with 39% global market share (excluding China) in the 2023 calendar year according to CRU, while also being the leading buyer and recycler of UBCs globally – recycling more than 82 billion cans annually and we expect this to increase to more than 95 billion cans upon completion of the Bay Minette, Alabama plant. We view our global footprint as an advantage as we believe geopolitical instability and supply chain risk have increased beverage packaging manufacturers’ desire for local supply. Aluminum beverage packages are the model of sustainable packaging as the average “can-to-can” lifecycle enables a beverage package that is recycled today and which could be back on store shelves in just 60 days. Aluminum’s properties enable a circular recycling process without meaningful downgrading, which contributes to a circular economy. With aluminum being one of the most sustainable packaging materials for beverages, demand for recyclable aluminum remains strong, despite potential substitutes for our products that customers may be willing to accept, such as glass or plastics. Novelis works with its customers to develop improved and more sustainably efficient aluminum solutions at dedicated beverage packaging innovation facilities, including our global research and technology center in Kennesaw, Georgia, as well as our R&D centers in Göttingen, Germany and as part of our joint venture in Ulsan, South Korea, and our new customer solution center in São José dos Campos, Brazil. Enabled by our global manufacturing and recycling footprint, Novelis serves some of the world’s most recognizable brands including Coca-Cola, AB InBev, PepsiCo and Heineken, as well as leading beverage packaging manufacturers Ball Corporation, Crown, Ardagh Metal Packaging and CanPack.

Automotive. Aluminum utilization is positioned for continued growth through increased adoption of electric vehicles (“EVs”), which require higher amounts of aluminum. This is compounded by government regulations requiring improved emissions for internal combustion engine (“ICE”) vehicles, while also maintaining and improving vehicle performance and safety through lightweighting. Aluminum products are used in vehicle structures (also known as “body-in-white”) as well as automotive body panel applications, including hoods, doors, deck lids, fenders, and lift gates. Aluminum sheet is also used in battery enclosures for the growing EV market and aluminum foil is used in the batteries themselves.

Global Light Vehicle Production

North America, Europe, and Greater China (millions of vehicles)

Source: S&P Global Mobility, Global Light Vehicle Production based Powertrain Forecast for Europe, Greater China and North America, December 2023

Based on management estimates, we believe that global automotive aluminum sheet demand is set to grow at a compound annual growth rate of 7% from calendar year 2023 to calendar year 2028. Further, based on our projections, we believe that during the same period, demand in North America is set to grow at a compound annual growth rate of 5%, demand in Europe is set to grow at 7% and demand in Asia is set to grow at 11%. Automotive demand is expected to be resilient across major markets regardless of elevated interest rates, with pent-up consumer demand driving growth in vehicle build rates. In addition, lightweighting of traditional ICE

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vehicles to increase fuel efficiency and performance, as well as the switch to EVs, will drive higher aluminum content in vehicles, as well as in new systems like battery enclosures. According to Ducker Carlisle, battery electric vehicle (“BEV”) growth and a shift to larger vehicles in North America will lead to an increase of aluminum sheet demand of approximately 40% between calendar year 2022 and calendar year 2030. EVs are projected to contain 28% more aluminum sheet per vehicle compared to ICE vehicles in North America in 2030.

Calendar Year 2023 Global Automotive Demand (kt) Source: Novelis Management Estimates	Calendar Year 2023 Global Automotive Aluminum Market Shares Source: Novelis Management Estimates – Share based on approximate capacity

We believe Novelis is the world’s largest supplier of aluminum sheet to the automotive industry, with a global market share of 36% and finishing capacity of approximately 1mt. Novelis leverages aluminum’s properties to deliver safer, more sustainable, and more cost-effective solutions for OEMs to lightweight their fleets, improving fuel efficiency and vehicle performance. Our automotive products, including our high-performing Advanz™ alloys, are featured across hundreds of models on the road today. Novelis provides high-strength aluminum sheet for EVs, enabling increased battery range while giving automakers the ability to add in-vehicle content that enhances the user experience. A lighter EV requires a smaller battery for the same range, which significantly reduces the vehicle cost and the demand for rare elements. Continuously innovating, Novelis has dedicated automotive R&D centers in Sierre, Switzerland and Shanghai, China, as well as CSCs in Detroit, Michigan, Stuttgart, Germany, and Shanghai, China. We enjoy long-standing partnerships with automotive customers globally, including Ford, Jaguar Land Rover, Hyundai, Volvo, Nissan, BMW, Daimler, GM, NIO and Toyota.

Aerospace. The aerospace industry is building new aircraft to serve a growing number of air passengers and to replace older, less efficient planes with newer, more fuel-efficient models. Aluminum offers a high strength-to-weight ratio, energy efficiency, and high tolerance to extreme temperatures, making it an ideal material for the manufacturing of aircraft. According to Oliver Wyman’s Global Fleet & MRO Forecast 2023-2032, aircraft production and delivery will remain strong through the end of the forecast in 2032. Based on management estimates, we believe aerospace aluminum demand will grow at a compound growth rate of 5% between 2023 and 2030. Aluminum demand is expected to be above pre-COVID levels in 2024 based on management estimates. In particular, we believe Novelis and aluminum are well positioned with a large share of supply on single-aisle aircraft, which is the fastest growing aerospace segment and today has a significant backlog. According to Boeing’s Commercial Market Outlook, 76% of aircraft needed over the next 20 years will be single aisle.

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Source: Oliver Wyman’s Global Fleet & MRO Forecast 2023-2032

Based on management estimates, we believe Novelis is a leading supplier of aluminum sheet to the aerospace industry. Novelis specializes in the production of aluminum plate and sheet materials for fuselage and wing structure components, and we are qualified at all major aerospace OEMs. Novelis can produce very wide and ultra-thick plates, either heat-treated or non-heat treated. We have also introduced new low-density alloys that translate into better fuel efficiency and lower operating costs for the airline industry. The Aleris acquisition has given us outstanding innovation centers geared specifically toward aerospace solutions in both Koblenz, Germany and Zhenjiang, China. Our Koblenz, Germany plant has been serving the aerospace industry for over 40 years and acted as a technical enabler for the Zhenjiang plant during its ramp-up. Our plant in Zhenjiang allows Novelis to hold the position of being, we believe, the only western aluminum supplier to the aerospace industry with domestic production capabilities in China. We continue to strengthen our relationships with global customers like Airbus, Boeing, Bombardier, and Embraer.

Specialties. Aluminum’s applications are present in many components of our everyday lives. Aluminum is relied on to create sustainable solutions across markets, including building and construction, commercial transportation, foil & packaging, and commercial & consumer products. These industries continue to increase aluminum material adoption due to its many desirable characteristics. This diverse market is poised for growth due to a fundamentally undersupplied U.S. housing market, growing medium-duty van production driven by e-commerce growth, and consumer demands in coffee capsule and container packaging. In this category, we provide a variety of products across various market segments:

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Building & Construction. Anodized and pre-painted aluminum designed to meet the exacting requirements of the construction industry, while enabling architects to bring their most innovative and ambitious designs to life in an eco-friendly and cost-effective way. We believe Novelis is a leading supplier of aluminum sheet to the North American building and construction aluminum market.

•	Signage. Commercial signs, license plates and traffic and road signs.

•	Foil & Packaging. Containers and lids, trays and complementary accessories, converter foil, bottles, caps & closures, and cartridges.

•	Commercial Transportation. Mass transportation, such as rail and commercial truck and trailer. We believe Novelis is a leading supplier of aluminum sheet to the commercial transportation industry.

•	Commercial & Consumer. Durable and attractive finishes on goods ranging from smartphones to appliances.

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Our Competitive Strengths

A Leading, High-Value Added, Global Aluminum Solutions Provider and Aluminum Recycler

Novelis is a leading global provider of aluminum solutions for the beverage packaging and automotive markets and holds leading positions in global aerospace and the diverse specialties markets (e.g., building & construction, commercial transportation, foil & packaging, and commercial & consumer products). Our integrated network of 32 production plants strategically located across North America, South America, Europe, and Asia, 14 of which are enabled with recycling capabilities, support approximately 4.2 mt of rolling capacity, which is approximately double the capacity of the next largest producer. We believe our global footprint positions us as the largest flat-rolled products producer and pre- and post-consumer aluminum recycler, driving our industry-leading recycled content levels.

We believe our scale gives us the widest reach and penetration across our end-markets, allowing us to invest in developing unique solutions in collaboration with customers and others in the value chain. We do this through our leading R&D platform, sourcing economies of scale, a reliable and proven supply chain to secure recycled aluminum, attracting and retaining excellent talent and expertise, and being a valued partner to our customers.

We protect our leadership position by striving to deliver best-in-class customer service with high-quality, sustainable, and innovative solutions. Additionally, our strong balance sheet supports strategic investments to accommodate rapidly increasing demand across our product portfolio.

Essential, Long-Standing Partner to Premium Global Manufacturing Corporations

Through strategic partnerships with our global blue-chip customer base, we have innovated and developed industry-leading solutions that are critical to our customers’ needs. Importantly, we also help our customers achieve their announced sustainability goals, which are extremely important to end-consumers. Our expansive recycling network and comprehensive solutions make us the partner of choice for companies pursuing ambitious sustainability goals and developing products for the circular economy. Our sophisticated R&D capabilities and innovation featured in our customer partnerships require meaningful time and investment, resulting in increased customer retention. These collaborative efforts have led to industry-defining breakthroughs in beverage packaging, automotive, and recycling.

We co-design and innovate with our customers through R&D centers on all our operating continents, which are differentiated through superior design capabilities, pilot lines, CSCs for beverage packaging and automotive, and a dedicated group focused on recycling and casting advancements.

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Premier Recycling Footprint Driving Lower CO2 Emissions and Reduced Waste to Landfills

We are at the forefront of the sustainability shift, increasing the average recycled content in our products to approximately 61% across our entire portfolio. We continue to actively invest in and expand our recycling footprint to enhance our leadership position in the circular economy. Our largest end-markets have industry-leading recycled content rates: approximately 82% in beverage packaging, 36% in automotive, and more than 90% in North American building & construction. By investing approximately $800 million in recycling capacity over the past 10 years, we increased our recycling capacity and capabilities and doubled the average amount of recycled aluminum in our products. Utilizing recycled material ensures we have highly sustainable metal inputs for our products and reduces our CO2 footprint and the CO2 footprint of our customers and end-consumers. This is because using recycled aluminum reduces the CO2 footprint by 95% compared to using primary aluminum, due to the avoidance of carbon intensive smelting.

We believe that the most sustainable product lifecycle is one based on a circular recycling process. Aluminum’s circular recycling properties positions us, as compared to producers of other materials, to achieve a circular business model. We partner with customers, suppliers, governments, nonprofits, and communities to reduce the amount of aluminum going into landfills by improving end-of-life recycling rates, especially as it relates to UBCs. We recycled more than 82 billion UBCs in fiscal 2023, and, based on management estimates, anticipate that this number will increase to more than 95 billion once our Bay Minette, Alabama plant is fully operational. We have extensive closed-loop-recycling systems with beverage packaging customers and several automakers. In advance of aluminum-intensive vehicles starting to reach the end of their lifecycle, we are actively developing solutions to increase end-of-life automotive aluminum sheet recycling. We will continue to invest in solutions to meet the growing demand for low CO2 products from our customers, their consumers and the world.

Examples of Our Circular Business Model:

Diversified Portfolio Growth Driven by Under-Supplied Markets and Sustainability Trends

We believe our product portfolio is the broadest in the industry and penetrates a wide range of end-markets particularly in the premium, high-value-added space. While current economic conditions, including inflationary cost pressures on consumers and high interest rates, may impact our growth, our broad end-market participation creates a diversified portfolio of sustainable aluminum solutions, which we believe makes our product offering

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resilient against periods of macroeconomic volatility. Beverage packaging sheet provides a historically stable revenue stream given the relatively inelastic demand for canned beverages due to customer consumption dynamics. Coupled with our beverage packaging business, we have strong positions in premium end-markets, such as automotive (both ICE and EVs) and aerospace, which both have near-and long-term secular growth trends. Novelis has a diverse customer mix and high share of luxury vehicles and classes of vehicles that are less impacted by market downturns and that are experiencing higher growth. Commercial aerospace companies have multi-year backorders fueled by increasing air-passenger traffic and a need for new aircraft to modernize their fleets. Our specialties end-markets are diverse and cover a wide range of industries from building and construction, signage, foil and packaging, commercial transportation and commercial and consumer products, among others. The U.S. building and construction market is structurally undersupplied and has a favorable long-term demand outlook.

Since inception, we have invested to match the growth of our end-markets and needs of our customers. All our end-markets are forecasted to continue to grow, propelled mainly by the secular shift in consumer demand for sustainable materials like virtually infinitely recyclable, lightweight aluminum. The global FRP aluminum market has grown more than 70% in the past 15 years and is forecasted to grow at a healthy 4% compounded annual growth rate between 2023 and 2028, according to CRU.

Our largest end-market, beverage packaging, is structurally under-supplied today in key geographies, including North America and Europe. North America has been a net importer of beverage packaging sheet since at least 2015, leading to a supply shortfall of approximately 650 kt in 2022, per CRU. At the same time, our customers have announced and begun implementing significant capacity expansions. Ball, Crown, and Ardagh Metal Packaging have announced new beverage packaging manufacturing expansion investments in North America in light of consumption trends. Considering geo-political instability, supply chain disruptions, long lead times, quality concerns, and the higher carbon footprint of imports, beverage packaging makers prefer domestic supply, which supports our investment in Bay Minette, Alabama. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant, including with decades-long customer partners such as Ball Corporation and Coca-Cola, underscoring the strong demand for high-recycled-content beverage packaging sheet.

Proven Track Record of Portfolio Reinvention, Recycling Investments, and Operational Excellence

We continue to drive operational efficiencies in our inorganic and organic capacity expansions, enabled by broad operational excellence, and digital and advanced analytics initiatives. We believe these efficiencies, along with shifting our portfolio to premium applications and making investments in recycling, contribute to industry-leading shipments, financial performance, and margins as our net income expanded to $657 million, or $173 per tonne, and our Adjusted EBITDA per tonne expanded to $478 in fiscal 2023, from a net loss of $38 million and Adjusted EBITDA per tonne of $308 in fiscal 2016, enabled by broad operational excellence and our digital/advanced analytics teams.

Our acquisition of Aleris in 2020 further underscores our ability to identify and successfully integrate inorganic capacity, enhance our sustainability efforts, expand our product portfolio with additional high-value solutions, and achieve above expected cost synergies.

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Net Income per Tonne(1)

(1)

Net income per tonne is calculated by dividing net income by rolled product shipments (in tonnes) for the corresponding period. Net income for certain years presented in the chart above includes charges and expenses that management believes are not part of normal day-to-day operations of our business.

(2)	Not meaningful because we had a net loss of $38 million for fiscal 2016, or $(12) per tonne.

Adjusted EBITDA per Tonne(1)

(1)

Adjusted EBITDA per tonne reported for the Company on a consolidated basis is a non-U.S. GAAP financial measure. Adjusted EBITDA per tonne is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period. For a reconciliation of net income to Adjusted EBITDA, see “—Summary Historical Condensed Consolidated Financial Information.” See also “Non-U.S. GAAP Financial Measures” and “Presentation of Shipment Information” for more information.

Attractive Financial Profile with Sustainable Margins and Cash Flow Generation

We have a proven history of attractive and highly profitable growth due to disciplined capital deployment, strategic vision, and a steady, experienced leadership team. Between fiscal 2012 and fiscal 2023, we invested approximately $3.2 billion in strategic growth capex and an additional $2.8 billion on the Aleris acquisition, which was completed in 2020, in order to expand rolling and recycling capacity, and significantly expand automotive finishing sheet production.

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Overall, we believe our first mover advantage in responsible capacity expansion, operational expertise, R&D investment, and the successful acquisition and integration of Aleris have allowed us to diversify and optimize our portfolio and has led to:

•	Net income growth, demonstrated by net income of $657 million in fiscal 2023, or $173 per tonne, compared to a net loss of $38 million in fiscal 2016, or $(12) per tonne.

•	Flat-rolled products shipments growth from 3,123 kt in fiscal 2016 to 3,790 kt in fiscal 2023.

•	Adjusted EBITDA growth from $963 million in fiscal 2016, to $1,811 million in fiscal 2023.

•	Consistent Adjusted EBITDA per tonne expansion from $308 per tonne in fiscal 2016 to $478 per tonne in fiscal 2023.

•

Robust net cash provided by operating activities and Adjusted Free Cash Flow generation of $6.9 billion and $3.4 billion, respectively, on a cumulative basis since fiscal 2016, including $1.2 billion and $431 million in fiscal 2023, respectively. Our robust operating cash flow generation enables us to allocate capital to the highest return uses, which could include internally funding capital projects and R&D, retaining a strong and flexible balance sheet, and distributing capital to shareholders.

•

While funding growth through organic and inorganic initiatives, we reduced financial leverage (which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA for the trailing twelve-month period) from 4.7x as of March 31, 2016, to 2.3x as of March 31, 2023.

Experienced, Stable Management Team with Proven Track Record, Backed by Best-In-Class Global Corporation

Our strong, stable management team has significant experience across the aluminum industry and all relevant end-markets. Our executive officers have served in meaningful leadership positions in diverse industries, as well as in the aluminum industry, with many of them serving for 15 years or more at Novelis. The average tenure at Novelis across our executive officer team is 16 years. The leadership at Novelis has a proven track record of executing through a significant period of transformation. Combined with the strategic, financial, and leadership support of the Aditya Birla Group, we have increased profitability, capacity, and recycled content, propelling Novelis to be the global market leader in aluminum solutions. Our historical track record and experience in successfully executing growth projects provides us with the expertise to identify, build, and execute on our future growth initiatives.

Our Strategy

Drive Growth by Capitalizing on Customer Partnerships to Advance the Adoption of Aluminum.

As a virtually infinitely recyclable material, the demand for aluminum is growing rapidly in response to consumer preference for more sustainable products.

•

Support secular shift toward aluminum as the sustainable material of choice. All our end-markets benefit from megatrends that offer tailwinds for growth. Consumer preference for sustainable products is driving a secular shift toward virtually infinitely recyclable and lightweight aluminum, particularly in the beverage packaging and automotive industries. We expect the material substitution trends from plastic, steel and glass to recycled aluminum to persist across our key geographies.

•	Grow beverage packaging and automotive capacity alongside customer demand. Building on decades-long customer partnerships and innovation capabilities, we are strategically positioned to foster and

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invest in advance of customer needs. With a strong balance sheet, we believe Novelis is well-positioned to be the first mover in our industry, investing to meet demand when the time is right. We employ advanced modeling to optimize timing, sequencing, and sizing of expansion projects so that we align our rolling and recycling capacity additions with validated commercial demand outlooks driven by market supply-demand balance scenarios. We have identified significant capacity expansion opportunities that support our customer growth plans, of which the largest is an announced approximately 600 kt, $4.1 billion expansion in Bay Minette, Alabama to create a state-of-the-art, fully integrated rolling and recycling mill that will primarily serve the growing beverage packaging and automotive markets. Projects like this will enable us to scale our capacity in our effort to match increased customer demand.

•

Capture above market growth in automotive based on OEM desire to lightweight. Aluminum is an attractive material for OEMs to increase performance through lightweighting of both ICE and EVs. In addition, the adoption of EVs correlates with higher aluminum content because, according to Ducker Carlisle, EVs average more aluminum content per vehicle compared to ICE vehicles. We believe we are in the leading position to meet this demand due to our extensive geographic footprint and innovation capabilities, including engagement with OEMs on future battery designs.

•

Strong demand for premium aerospace aluminum. A growing middle class in developing markets and a need to modernize fleets and build more sustainable aircraft in developed markets is driving OEM build rates in single-aisle aircraft, which favor aluminum. In addition, Airbus’ and Boeing’s multi-year production backlogs provide confidence in the market outlook.

We believe our track record of well-timed first mover investments and culture of operational excellence enable rolling and recycling efficiencies to promote the adoption of aluminum across all of our end-markets.

Build on Existing Sustainability Leadership to Grow Recycling in Beverage Packaging and Automotive.

We have set an ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance our business, industry, and society toward the benefits of a circular economy.

To enable the below activities, we actively invest in facilities and technologies to increase our use of recycled material, which has a significantly lower carbon footprint than primary aluminum. According to the Aluminum Association, recycled aluminum’s carbon footprint is 95% less intensive than that of primary aluminum. While we are already an industry leader in aluminum recycling, with a recycled content rate of 61% in fiscal 2023, we are actively developing new alloys that accept higher amounts of recycled material. Our strategic actions today are essential for the achievement of our target of an average of 75% recycled content across our product portfolio, which we aim to reach by 2035.

•

Expand our recycling footprint for carbon reduction. We have announced projects to further grow our recycling capacity and capability. This includes two new recycling centers in the U.S. and South Korea. We began construction of the new recycling centers in Guthrie, Kentucky, and at our joint venture in Ulsan, South Korea, in early 2022. Combined, these two projects are expected to reduce our carbon emissions by nearly 1.5 million tonnes annually. Because increasing our use of recycled material is our biggest lever for reducing our carbon footprint, we will continue to pursue further investments to add recycling capacity. We believe we hold a competitive advantage in recycling through a robust and diverse supplier network, leading recycling efficiencies, and best in-class technology. Beyond recycling, we constantly seek ways to reduce carbon across our supply chain, such as utilizing rail transportation and clean energy sources.

•	Implement closed-loop-recycling partnerships with customers in beverage packaging and automotive. Closed-loop-recycling partnerships are contractual relationships with customers where the customer

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returns their production scrap to Novelis. These partnerships enable us to keep aluminum in the loop and maximize the metal’s contribution in the circular economy by preserving the integrity of the alloy and ensuring it is not downgraded into a less valuable form. Currently, we have programs in place with all our leading beverage packaging customers, as well as our largest automotive customers, and we are actively working to implement closed-loop-recycling programs with others.

•

Capture aluminum from vehicles at the end-of-life. We are actively working to develop advanced sorting and separation technologies to capture more aluminum from vehicles at the end of their useful life. We have recently completed an investment in a technology company that uses advanced AI and optical technology to sort aluminum alloys, enabling more pre-consumer closed-loop and end-of-life aluminum recycling. End-of-life automotive is an untapped market, as today the different forms of aluminum in a vehicle are not separated and our products end up being downgraded into lower value uses, such as castings for engine blocks.

•

Increase consumer recycling rates across key geographies. To increase recycling rates, we are collaborating with customers, industry associations, nonprofits, governments, and communities to improve recycling rates. We see significant opportunity for UBCs in particular, given the low recycling rates across select geographies, such as the U.S.’s 45% recycling rate.

Lead Through Innovative Customer Collaborations & Operational Excellence.

Our R&D assets and activities not only distinguish us, but also keep us at the forefront of innovation, making Novelis the partner of choice for our customers.

•

Continued innovation across product markets. We invest in R&D to continue to develop aluminum alloy solutions to continue to increase our use of recycled content, raise the adoption rates of aluminum, and solve customer challenges. We take a diverse approach to innovation through partnering with customers, suppliers, universities, non-governmental organizations, start-ups, and industry associations to complement our in-house innovation capabilities. This is evident through an innovation-focused, non-profit consortium called Alumobility that Novelis co-founded.

•

Partner with customers to accelerate innovation. Through our robust global network of automotive CSCs located in Detroit, Michigan, Stuttgart, Germany and Shanghai, China, we have collaborated with customers and other players in the automotive value chain to accelerate the adoption of sustainable, lightweight, high-strength aluminum for the next generation of vehicles. We have recently established a CSC for beverage packaging in Brazil, which complements our can-making pilot line at our beverage packaging CSC in Kennesaw, Georgia.

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Our Innovation Centers

•

Push the boundaries on operational excellence. Innovation also plays a key role in how we operate our facilities and maintain a lower cost structure. Our internal team of data analytics and machine learning experts execute projects in conjunction with our plants to improve productivity, throughput, efficiency and product quality, reduce the time to market for innovations, and drive cost savings. We also apply our expertise in this area to our customers’ operations, as we aim to make it easier and more cost-effective for them to use our aluminum. Finally, through our “Plant of the Future” model, we will further utilize digital technologies, AI, and robotics in new and existing plants.

Corporate Information; Reorganization

We are a Canadian corporation, formed on September 21, 2004. On May 15, 2007, we were acquired by Hindalco Industries Limited, and became a direct and wholly owned subsidiary of AV Metals, Inc., a wholly owned subsidiary of Hindalco. Prior to giving effect to this offering, all of the outstanding shares of Novelis are owned by AV Minerals (Netherlands) N.V., a wholly owned subsidiary of Hindalco.

On September 1, 2022, Novelis Inc. and AV Metals, Inc. (which, prior to such date, was our sole shareholder and a wholly owned subsidiary of AV Minerals (Netherlands) N.V.) completed a plan of arrangement, pursuant to which AV Metals Inc. merged with and into Novelis Inc., with Novelis Inc. surviving the merger. Following the effectiveness of the plan of arrangement, we are a direct, wholly owned subsidiary of AV Minerals (Netherlands) N.V.

The following chart is a summary of our organizational structure as of the date of this prospectus, prior to giving effect to the sale of any shares offered hereby.

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*	NSE-listed (India)
**	Issuer

Our principal executive offices are located at 3550 Peachtree Road NE, Suite 1100, Atlanta, GA 30326 and our telephone number at that address is (404) 760-4000. Our internet address is www.novelis.com. Please note that any references to www.novelis.com in this prospectus are inactive references only and that our website, and the information contained on, or accessible through, our website is not part of nor incorporated into this prospectus.

Our Shareholder

We are indirectly owned by Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V. Hindalco is an industry leader in aluminum and copper and is the metals flagship company of the Aditya Birla Group, a multinational conglomerate based in Mumbai, India. Immediately prior to this offering, Hindalco beneficially owned 100% of our outstanding common shares, and will beneficially own approximately % of our common shares immediately following consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares. We currently expect that, following this offering,    of the nine members of our board of directors will be employees or affiliates of Hindalco. Accordingly, Hindalco will be able to influence fundamental and significant corporate matters and transactions, and the interests of Hindalco may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities which would otherwise be available to us, for which we will have no recourse. We also expect to be a “controlled company” under NYSE corporate governance standards and to take advantage of certain corporate governance exceptions related thereto. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Shares.”

Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, results of

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operations and future prospects, which could cause the trading price of our common shares to decline and could result in a loss of your investment. Some of these risks include:

•

while we have long-standing strategic partnerships with global corporations and other customers, certain of our customers are significant to our revenues, and we could be adversely affected by disruptions or changes in the business or financial condition of these significant customers or by the loss of their business or reduction in their requirements;

•

we face significant price and other forms of competition from other aluminum rolled products producers and potential new market entrants, which may adversely impact our competitive positions in our end-markets and our financial profile;

•

while we have a diversified product portfolio across various end-markets, our end-markets are highly competitive and customers may be willing to accept substitutes for our products, including steel, plastics, composite materials, and glass, and such willingness could adversely affect the demand for certain of our products and our results of operations;

•	we may not realize the anticipated benefits of strategic investments;

•

our business has been, and may in the future be, adversely affected by increases in the cost or volatility in the availability of primary aluminum, scrap aluminum, sheet ingot, or other raw materials used in the production of our products;

•	our operations are energy-intensive, and our profitability and cash flows may decline if energy costs were to rise, or if our energy supplies were disrupted;

•	downturns in the automotive and ground transportation industries or changes in consumer demand could adversely affect our business;

•	we could be adversely affected by unplanned disruptions at operating facilities;

•	the impact of labor disputes and strikes on our customers could have material adverse effects on our business and financial results;

•	loss of our key management and other personnel, or an inability to attract and retain such management and other personnel, could adversely impact our business;

•

we are currently operating in a period of economic uncertainty, capital markets disruption, and supply chain interruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, attacks on shipping vessels in the Red Sea, and the ongoing conflicts in the Gaza Strip and the surrounding region. Our business may be materially adversely affected by any negative impact on the global economy, capital markets, or supply chain resulting from these conflicts or any other geopolitical tensions, or otherwise.

•	our results and short-term liquidity can be negatively impacted by timing differences between the prices we pay under purchase contracts and metal prices we charge our customers;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders;

•

we will be a “controlled company” within the meaning of the rules of the NYSE and will therefore qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will therefore not have the same protections afforded to shareholders of companies that are subject to such requirements; and

•

following the completion of this offering, Hindalco will control a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.

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As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will be able to successfully execute our business strategy or experience growth or profitability in the future or that our common shares will trade at or above the initial public offering price.

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The Offering

Issuer	Novelis Inc.

Selling shareholder	AV Minerals (Netherlands) N.V., a wholly owned subsidiary of Hindalco.

Common shares offered by the selling shareholder	shares.

Public offering price	$ per common share, which is the mid-point of the price range set forth on the cover page of this prospectus.

Voting rights	The common shares will be entitled to one vote per share.

Option to purchase additional common shares	The selling shareholder has granted the underwriters an option, exercisable within 30 days from and including the date of closing of the offering, to purchase up to an additional common shares to cover over-allotments, if any, in connection with this offering.

Listing	We intend to apply to list our common shares on the New York Stock Exchange under the symbol “NVL.”

Common shares outstanding immediately after this offering	shares.

Use of proceeds	We will not receive any of the net proceeds from the sale of common shares by the selling shareholder in this offering. Please see “Use of Proceeds” and “Principal and Selling Shareholder.”

Dividend policy	We currently intend to pay quarterly dividends of approximately $ , distributed to our shareholders on a pro-rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. Please see “Dividend Policy” for additional information.

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, Hindalco and the selling shareholder have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	You should carefully read the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.

Controlled company exemption	Immediately following the completion of this offering, Hindalco will own % of the voting power of our outstanding common shares.

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Accordingly, we will be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements. We intend to take advantage of certain of these exemptions following the completion of this offering. See “Management—Director Independence and Controlled Company Exception.”

Accordingly, we will be exempt from certain rules that would otherwise require that our board of directors consist of a majority of independent directors and that our Compensation Committee and Nominating and Corporate Governance Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of the NYSE, provided that we intend to avail ourselves of an exemption available to foreign-private issuers to allow one non-independent, non-voting observer to serve on the committee. See “Management—Director Independence and Controlled Company Exception.”

Except as otherwise indicated, all information in this prospectus, including information regarding the number of common shares outstanding:

•	assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the front cover of this prospectus);

•	assumes the underwriters’ option to purchase additional common shares has not been exercised; and

•

other than with respect to share and per share information in our historical financial results, reflects a   -for-1 forward share split to occur immediately prior to the closing of this offering (the “share split”).

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Summary Historical Condensed Consolidated Financial Information

The following table presents our summary historical consolidated financial data as of December 31, 2023, March 31, 2023 and March 31, 2022, and for the nine months ended December 31, 2023 and 2022 and for the fiscal years ended March 31, 2023, 2022 and 2021. The summary historical consolidated financial data as of March 31, 2023 and 2022, and for the fiscal years ended March 31, 2023, 2022 and 2021, has been derived from our audited annual consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2023 and for the nine months ended December 31, 2023 and 2022 has been derived from our unaudited interim condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the nine months ended December 31, 2023 are not necessarily indicative of the results for the fiscal year ending March 31, 2024, or for any future period. On April 14, 2020, we acquired Aleris. The financial results of Aleris are not reflected in our historical results for the periods prior to that date.

The information set forth below is only a summary. You should read the following information together with our audited annual consolidated financial statements and the accompanying notes thereto, our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and accompanying notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our historical consolidated financial information may not be indicative of the future performance or financial condition of Novelis Inc. as a standalone public company. For more information, see “Where You Can Find More Information.”

	Nine Months Ended December 31,		Year Ended March 31,
	2023	2022	2023	2022	2021
Statement of Operations Data:	(in millions)
Net Sales	$12,133	$14,089	$18,486	$17,419	$12,276

Cost of goods sold (exclusive of depreciation and amortization)	10,287	12,199	15,996	14,354	9,980
Selling, general and administrative expenses	545	509	679	631	551
Depreciation and amortization	406	405	540	550	543
Interest expense and amortization of debt issuance costs	228	198	274	227	267
Research and development expenses	72	69	95	92	83
Loss on extinguishment of debt, net	5	—	—	64	14
Restructuring and impairment expenses, net	33	7	33	1	29
Equity in net income of non-consolidated affiliates	(1)	(14)	(16)	(8)	(1)
Business acquisition and other integration related costs	—	—	—	—	11
Other (income) expenses, net	(35)	67	79	(61)	103

	11,540	13,440	$17,680	$15,850	$11,580

Income from continuing operations before income tax provision	593	649	806	1,299	696
Income tax provision	159	146	147	281	238

Net income from continuing operations	434	503	659	1,018	458
Loss from discontinued operations, net of tax	—	(2)	(2)	(63)	(51)
Loss on sale of discontinued operations, net of tax	—	—	—	—	(170)

Net loss from discontinued operations	—	(2)	(2)	(63)	(221)

Net income	434	501	657	955	237
Net income attributable to noncontrolling interests	—	(1)	(1)	1	1

Net income attributable to our common shareholder	$434	$502	$658	$954	$236

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	Nine Months Ended December 31,		Year Ended March 31,
	2023	2022	2023	2022	2021
Statement of Cash Flows Data:	(in millions)
Net cash provided by operating activities – continuing operations	$420	$321	$1,220	$1,132	$1,209
Net cash used in investing activities – continuing operations	(935)	(478)	(775)	(473)	(3,079)
Net cash provided by (used in) financing activities – continuing operations	(189)	263	24	(615)	182
Effect of exchange rate changes on cash	(6)	(39)	(30)	2	40

	As of December 31, 2023	As of March 31,
		2023	2022
Balance Sheet Data (at period end):(1)	(in millions)
Cash and cash equivalents	$787	$1,498	$1,070

Total assets	14,331	14,364	15,096
Long-term debt (including current portion)	4,914	4,969	4,993
Short-term borrowing	552	671	529
Shareholder’s equity of our common shareholder	3,875	3,442	2,502

(1)

On August 1, 2023, our board of directors approved a return of capital to our common shareholder of up to $100 million, expected to be paid during fiscal 2024. The timing and the final amount of the return of capital is subject to change based upon final shareholder approval and, as such, has not been recognized in our financial statements as of December 31, 2023.

	Nine Months Ended December 31,		Year Ended March 31,
	2023	2022	2023	2022	2021
Other Financial and Operating Data:	(in millions, except per tonne information)
Total Rolled Products Shipments (in kt)	2,722	2,854	3,790	3,858	3,613

EBITDA(1)	$1,210	$1,236	$1,598	$2,004	$1,276

Adjusted EBITDA(1)	1,359	1,408	1,811	2,045	1,714
Adjusted EBITDA per tonne(2)	499	493	478	530	474
Capital Expenditures	960	462	786	446	485
Adjusted Free Cash Flow(3)	(517)	(170)	431	660	612

(1)

EBITDA and Adjusted EBITDA are non-U.S. GAAP financial measures. For additional information regarding our use of EBITDA and Adjusted EBITDA and limitations on their usefulness as analytical tools, see “Non-U.S. GAAP Financial Measures.”

(2)

Adjusted EBITDA per tonne reported for the Company on a consolidated basis is non-U.S. GAAP financial measure. Adjusted EBITDA per tonne is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period. See “Non-U.S. GAAP Financial Measures” and “Presentation of Shipment Information” for more information.

(3)

Adjusted Free Cash Flow is a non-U.S. GAAP financial measure. For additional information regarding our use of Adjusted Free Cash Flow and limitations on its usefulness as an analytical tool, see “Non-U.S. GAAP Financial Measures.”

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The following tables reconcile Net income (loss) attributable to our common shareholder to EBITDA and Adjusted EBITDA for the periods presented:

	Nine Months Ended December 31,		Year Ended March 31,
	2023	2022	2023	2022	2021
	(in millions)
Net income attributable to our common shareholder	$434	$502	$658	$954	$236
Net income attributable to noncontrolling interests	—	(1)	(1)	1	1
Income tax provision	159	146	147	281	238
Interest, net	211	184	254	218	258
Depreciation and amortization	406	405	540	550	543

EBITDA	$1,210	$1,236	$1,598	$2,004	$1,276

Adjustment to reconcile proportional consolidation(A)	33	40	53	56	56
Unrealized (gains) losses on change in fair value of derivative instruments, net	4	(20)	(23)	28	11
Realized gains (loss) on derivate instruments not included in Adjusted EBITDA(B)	(4)	(3)	(4)	(2)	1
Loss on extinguishment of debt, net	5	—	—	64	14
Restructuring and impairment expenses, net(C)	33	7	33	1	29
Gain on sale of business(D)	—	—	—	(15)	—
Loss on sale or disposal of assets, net	4	1	1	8	1
Loss from discontinued operations, net of tax(E)	—	2	2	63	51
Metal price lag(F)	62	130	130	(166)	6
Purchase accounting adjustments(G)	—	—	—	—	29
Loss on sale of discontinued operations, net of tax	—	—	—	—	170
Business acquisition and other integration related costs(H)	—	—	—	—	11
Other, net(I)	12	15	21	4	59

Adjusted EBITDA	$1,359	$1,408	$1,811	$2,045	$1,714

	Year Ended March 31,
	2020	2019	2018	2017	2016
	(in millions)
Net income attributable to our common shareholder	$420	434	$635	$45	$(38)
Net income attributable to noncontrolling interests	—	—	(13)	1	—
Income tax provision	178	202	233	151	46
Interest, net	234	258	246	283	314
Depreciation and amortization	361	350	354	360	353

EBITDA	$1,193	$1,244	$1,455	$840	$675

Adjustment to reconcile proportional consolidation(A)	57	58	51	28	30
Unrealized (gains) losses on change in fair value of derivative instruments, net	(4)	10	(20)	(5)	4
Realized gains (loss) on derivate instruments not included in Adjusted EBITDA(B)	—	(2)	—	(5)	1
Loss on extinguishment of debt, net	71	—	—	134	13
Restructuring and impairment expenses, net(C)	43	2	34	10	48
Gain (loss) on sale of business(D)	—	—	(318)	27	—
Loss on sale of assets, net	1	6	7	6	4
Loss from discontinued operations, net of tax(E)	—	—	—	—	—
Metal price lag(F)	38	4	(4)	31	172
Purchase accounting adjustments(G)	—	—	—	—	—
Loss on sale of discontinued operations, net of tax	—	—	—	—	—
Business acquisition and other integration related costs(H)	63	33	—	—	—
Other, net(I)	10	13	10	19	16

Adjusted EBITDA	$1,472	$1,368	$1,215	$1,085	$963

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(A)

Adjustment to reconcile proportional consolidation relates to depreciation, amortization, and income taxes of our equity method investments. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision.

(B)	Realized gains (loss) on derivative instruments not included in Adjusted EBITDA represents foreign currency derivatives not related to operations.
(C)

Restructuring and impairment, net for fiscal 2020 primarily relates to the closure of certain non-core operations in Europe, impairment charges on intangible software assets and certain long-lived assets unrelated to restructuring activities in North America and Asia, and the closure of smelter facilities in South America. Restructuring and impairment, net for fiscal 2021 primarily relates to the reorganization and right sizing of the acquired Aleris business. Restructuring and impairment expense, net for fiscal 2022 primarily related to reorganization activities resulting from the Aleris acquisition, mostly offset by a partial release of certain restructuring liabilities as a result of changes in estimated costs. Restructuring and impairment expense, net for fiscal 2023 primarily relates to reorganization activities resulting from the closure of certain outdated processes at our Richmond plant in North America. Restructuring and impairment expense, net for the nine months ended December 31, 2023 relates to a $24 million charge for restructuring activities related to the closure of the Clayton plant in North America and other expenses for impairment of assets held of sale, environmental reserves, and restructuring reserves. Restructuring and impairment expense, net for the nine months ended December 31, 2022 primarily relates to various expenses for environmental and restructuring reserves.

(D)	In September 2017, Novelis Korea Ltd., a subsidiary of Novelis Inc., sold a portion of its shares in Ulsan Aluminum, Ltd. (UAL) for $314 million, which resulted in a gain on sale of investments.
(E)

Discontinued operations result from Aleris’ North American and European operations, including the automotive assets of the Duffel plant, located in Duffel, Belgium (“Duffel”) and the Lewisport plant, located in Lewisport, Kentucky (“Lewisport”), which we were required to divest as part of the antitrust review processes in the European Union and the U.S., respectively. The Lewisport divestiture was completed on November 30, 2020. The Duffel sale was completed on September 30, 2020, with a €100 million ($117 million as of September 30, 2020) receivable that was deemed to be contingent consideration subject to the results of a binding arbitration proceeding. The Company reached a settlement with relation to the contingent consideration with the Duffel’s current owner, American Industrial Partners Capital Fund VII, L.P., as a result of which the arbitration was dismissed in January 2023. The settlement did not have a material impact on the Company’s consolidated statement of operations. See Note 3 – Discontinued Operations to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(F)

On certain sales contracts, we experience timing differences on the pass through of changing aluminum prices from our suppliers to our customers. Additional timing differences occur in the flow of metal costs through moving average inventory cost values and cost of goods sold. This timing difference is referred to as metal price lag. We adjust for the impact of metal price lag because we use derivative instruments to directly hedge against the economic risk of metal price lag. A favorable net metal price lag impact results from increases in base aluminum prices and LMPs between our purchases of aluminum from suppliers and the delivery of finished product to customers during the year, while an unfavorable net metal price lag impact is a result of falling base aluminum prices and LMPs.

(G)	Purchase price accounting adjustments for fiscal 2021 primarily relates to the relief of the inventory step-up related to the acquired Aleris business.
(H)	Business acquisition and other related costs are primarily legal and professional fees associated with our acquisition of Aleris.
(I)

For the nine months ended December 31, 2023 and 2022 and for fiscal 2023, other, net, consists primarily of interest income. For fiscal 2022, other, net includes $36 million of interest income recognized as a result of Brazilian tax litigation settlements and interest income, partially offset by $18 million from the release of certain outstanding receivables. For fiscal 2021, other, net primarily relates to a charitable contribution for COVID-19 relief as well as interest income.

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The following tables reconcile Net cash provided by (used in) operating activities – continuing operations to Adjusted Free Cash Flow for the periods presented:

	Nine Months Ended December 31,		Year Ended March 31,
	2023	2022	2023	2022	2021
	(in millions)
Net cash provided by operating activities – continuing operations	$420	$321	$1,220	$1,132	$1,209
Net cash used in investing activities – continuing operations	(935)	(478)	(775)	(473)	(3,079)
Plus: Cash used in the acquisition of business and other investments, net of cash(A)	—	4	7	—	2,614
Less: Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging	(2)	(5)	(9)	(10)	(4)

Adjusted free cash flow from continuing operations	(517)	(158)	443	649	740
Net cash provided by (used in) operating activities – discontinued operations	—	(12)	(12)	11	(82)
Net cash provided by investing activities – discontinued operations	—	—	—	—	357
Less: Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging discontinued operations(B)	—	—	—	—	(403)

Adjusted Free Cash Flow	$(517)	$(170)	$431	$660	$612

(A)

For fiscal 2021, the total of acquisition of business and other investments, net of cash represents $2.8 billion of merger consideration plus $4 million related to the translation adjustment of the €55 million capital improvement investment for Duffel upon payout, net of $105 million of cash and cash equivalents, $41 million of discontinued operations cash and cash equivalents acquired, $9 million of restricted cash, and $9 million in contingent consideration paid in the acquisition of business. For fiscal 2023 and for the nine months ended December 31, 2022, the total of acquisition of business, net of cash and restricted cash acquired represents immaterial equity investments in entities that we do not control.

(B)

Proceeds from the sales of assets and business, net of transaction fees, cash income taxes and hedging—discontinued operations represents the proceeds from the sale of Duffel, net of cash sold of $23 million and the proceeds from the sale of Lewisport.

	Year Ended March 31,
	2020	2019	2018	2017	2016
	(in millions)
Net cash provided by operating activities	$973	$730	$573	$563	$541
Net cash (used in) provided by investing activities	(586)	(559)	96	(200)	(378)
Plus: Cash used in the acquisition of assets under a capital lease(A)	—	239	—	—	—
Less: Proceeds from sales of assets and business, net of transactions fees, cash income taxes and hedging(B)	(3)	(2)	(263)	(2)	(3)

Adjusted Free Cash Flow	$384	$408	$406	$361	$160

(A)

This line item includes $239 million of outflows related to the acquisition of operating assets that we historically leased at our Sierre, Switzerland rolling facility during the year ended March 31, 2019. The impact is recognized as “Acquisition of assets under a capital lease.”

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(B)

This line item includes the proceeds from the sale of shares in Ulsan Aluminum Ltd., to Kobe Steel Ltd. during the year ended March 31, 2018 in the amount of $314 million, net of $42 million and $11 million, in cash taxes and transaction fees paid, respectively. This line item also includes “Outflows from the sale of a business, net of transaction fees” which is comprised of cash of $13 million held by ALCOM, which was a consolidated entity sold during fiscal 2017.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

This offering and investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our common shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of the following risks actually occur, our business, financial condition, results of operations, liquidity and prospects could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”

Competitive and Strategic Risks

While we have long-standing strategic partnerships with global corporations and other customers, certain of our customers are significant to our revenues, and we could be adversely affected by disruptions or changes in the business or financial condition of these significant customers or by the loss of their business or reduction in their requirements.

Our 10 largest customers accounted for approximately 48% and 50% of our total net sales for the nine months ended December 31, 2023 and 2022, respectively, and 49%, 54% and 55% of our total net sales for fiscal 2023, fiscal 2022, and fiscal 2021, respectively. A significant disruption in the business or downturn in the financial condition of our significant customers could adversely affect our results of operations and cash flows. Some of our customers are dependent upon the continued ability of their suppliers to deliver key components necessary for the manufacturing of their products, and a disruption of such supply chains could cause such customers to alter production schedules or suspend production entirely.

In addition, some of our customer contracts are subject to renewal and renegotiation at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew or renegotiate such agreements could result in a reduction or loss in customer purchase volume or revenue. Additionally, consolidation among our customers may enable them to use increased leverage in negotiating prices and other contractual terms. Consolidation in our customer base may also lead to reduced demand for our products or cancellations of sales orders. Furthermore, certain of our customer contracts do not impose any minimum purchase volume conditions, and a customer could elect to purchase less of our products than they have historically, at their discretion.

We also factor trade receivables to manage working capital. Any deterioration of the financial condition or downgrade of the credit rating of certain of our customers may make it more difficult or costly for us to engage in these activities, which could negatively impact our cash flows and liquidity.

We face significant price and other forms of competition from other aluminum rolled products producers and potential new market entrants, which may adversely impact our competitive positions in our end-markets and our financial profile.

The markets in which we operate are highly competitive. We compete primarily on the basis of our value proposition, including price, product quality, ability to meet customers’ specifications, range of products offered, global footprint, sustainability and recycling, technical support, and customer service. Some of our competitors may benefit from more efficient technologies, lower raw material and energy costs, and lower labor costs. Increases in competition resulting from new market entrants or increases in production capacity by our competitors could cause us to lose market share or a large customer or force us to reduce prices to remain competitive. In addition, because of extensive competition in all of our key markets, large customers may be able to exert influence to extract favorable future pricing terms. These risks could also be exacerbated by new market participants in the industry or a surplus supply of aluminum rolled products in the industry, which could result in additional competitive pricing pressures. Any such developments could adversely affect our business, financial condition, or results of operations.

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While we have a diversified product portfolio across various end-markets, our end-markets are highly competitive and customers may be willing to accept substitutes for our products, including steel, plastics, composite materials, and glass, and such willingness could adversely affect the demand for certain of our products and our results of operations.

Aluminum competes with other materials, such as steel, plastics, composite materials, and glass for various applications, including packaging, automotive, aerospace, architectural, industrial, and consumer durables end-use markets. Our customers may choose materials other than aluminum to achieve desired attributes for their products. For example, customers in the automotive industry may increase their use of high-strength steel rather than aluminum for certain applications due to the price differential between steel and aluminum. The packaging industry continues to experience advances in alternative materials, such as plastics, glass, and organic or compostable materials, which could lead to higher margins for our customers than our products and which may compare favorably to aluminum with respect to preservation of food and beverage quality and recyclability. The willingness of customers to accept other materials in lieu of aluminum, as well as broader consumer movements toward multi-use forms of packing over single-use packaging, could adversely affect the demand for certain of our products, and thus adversely affect our business, financial condition, or results of operations.

We may not realize the anticipated benefits of strategic investments.

As part of our strategy for growth, we have in the past and may in the future pursue acquisitions, divestitures, joint ventures or other strategic investments. Since fiscal 2021, we have completed a $180 million investment in automotive finishing capacity in Changzhou, China, a $150 million investment in recycling and casting capacity at our plant in Pindamonhangaba, Brazil, and a $315 million greenfield automotive finishing expansion in Guthrie, Kentucky. We also have announced plans to further invest significantly in strategic capacity expansions across geographic locations. For example, announced projects now under construction include an approximately $4.1 billion greenfield rolling mill in Bay Minette, Alabama, a $365 million recycling and casting capacity expansion in Guthrie, Kentucky, a $65 million recycling and casting capacity expansion at our joint venture in Ulsan, South Korea, and a number of smaller rolling capacity debottlenecking investments. If our production levels and margins do not grow in line with our current expectations, or are adversely impacted by new competing strategic investments, we may not realize a return on such announced projects that is commensurate with our investment. Further, there are numerous risks commonly encountered in strategic transactions, including the risk that management’s time and energy may be diverted, disrupting our existing businesses, and the risk that we may not be able to complete a project that has been announced, complete such project on time, incur higher or unforeseen costs, or generate the synergies and other benefits that we anticipated.

Operational Risks

Our business has been, and may in the future be, adversely affected by increases in the cost or volatility in the availability of primary aluminum, scrap aluminum, sheet ingot, or other raw materials used in the production of our products.

The supply risks relating to our metal inputs vary by input type. For example, we produce some of our sheet ingot requirements internally and source the remainder from multiple third parties in various jurisdictions, usually under contracts having a duration of at least one year. If our suppliers are unable to deliver sufficient quantities of aluminum and other raw materials to the necessary locations on a timely basis, including as a result of global supply chain issues, our production could be disrupted and our net sales, profitability and cash flows could be adversely affected.

As a result of macroeconomic headwinds, such as inflationary cost pressures, supply chain disruptions, the impact of public health crises and geopolitical conflicts, we have been adversely affected, and may continue to be adversely affected in the future, by changes in the cost of these or other raw materials as well as labor costs, energy costs and freight costs associated with transportation of raw materials. Prices of certain raw materials may fluctuate due to a number of factors, including general economic conditions, commodity price fluctuations

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(particularly aluminum on the London Metal Exchange), the demand by other industries for the same raw materials, the availability of complementary and substitute materials, inflationary pressures, supply shortages and disruptions caused by a public health crisis or geopolitical factors relating to Russia’s ongoing military conflict with Ukraine, attacks on shipping vessels in the Red Sea and the ongoing conflict in the Gaza Strip. The availability and costs of certain raw materials necessary for the production of our products may also be influenced by private or governmental entities, and may be impacted by mergers and acquisitions, changes in world politics or regulatory requirements (such as human rights regulations or environmental, health and safety laws and regulations or production curtailments), regulations, labor relations between the producers and their work forces, labor shortages, unstable governments in exporting nations, export quotas, sanctions, new or increased import duties, countervailing or anti-dumping duties, infrastructure and transportation issues, market forces of supply and demand, and inflation. We may be unable to offset fully the effects of material shortages or higher costs through customer price increases, productivity improvements or cost reduction programs. In addition, the failures of financial institutions and any related liquidity crises, and any resultant impact on depositor’s access to their cash deposits, could negatively impact the ability of our customers to pay amounts owed to us on a timely basis or at all, cause reductions in the liquidity of our suppliers impacting raw material product availability, and cause fluctuations in the costs of raw materials, which could in turn have a material adverse effect on our business or financial condition.

We employ a number of strategies to manage raw material pricing volatility such as pass through contracts with customers and hedging of metal prices, but there is no assurance that these activities will be sufficient in fully mitigating raw material cost volatility. Our hedging strategies may be insufficient and our results could be materially impacted if costs of materials increase. Delayed timing in recovering the pass-through of increasing raw material costs may also impact our short-term profitability and certain costs due to price increases or supply chain inefficiencies may be unrecoverable, which would also impact our profitability.

Our operations are energy-intensive, and our profitability and cash flows may decline if energy costs were to rise, or if our energy supplies were disrupted.

We consume substantial amounts of energy in our rolling and casting operations. The factors affecting our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially affect our energy position adversely including:

•	increases in costs of natural gas;

•	increases in costs of supplied electricity;

•	increases in fuel oil related to transportation;

•	prices affected by regional markets, governmental regulations, and taxes;

•	interruptions in energy supply due to equipment failure or other causes; and

•	the inability to extend energy supply contracts upon expiration on favorable terms.

If energy costs continue to rise, or if energy supplies or supply arrangements were disrupted, our profitability and cash flows could decline.

Downturns in the automotive and ground transportation industries or changes in consumer demand could adversely affect our business.

The demand for our automotive products and other industrial products is dependent on the production of internal combustion engine and electric cars, light trucks, SUVs and heavy-duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the overall strength of the economy. Even with the automotive industry’s growing use of aluminum to reduce vehicle weight, weak demand for, or lower production of, new cars, light trucks, SUVs and heavy-duty vehicles and trailers could adversely affect the demand for our products and have an adverse effect on our financial position, results of operations and cash flows.

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Our business and operations, and the operations of our suppliers and customers, may be adversely affected by public health crises.

We face risks related to public health crises, including outbreaks of communicable diseases. The outbreak of such a communicable disease could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. A public health crisis poses the risk that we or our employees, contractors, suppliers, customers, or other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities, or that such crisis may otherwise interrupt or impair business activities.

Outbreaks of contagious diseases, public health epidemics or pandemics, or other adverse public health developments in countries in which our employees, contractors, customers, suppliers and other business partners operate could have a material and adverse effect on our business, results of operations, financial condition, liquidity and/or cash flows. The extent to which such an outbreak affects our operations over time is highly uncertain and beyond our control, and is dependent on a variety of factors, including the duration and severity of the initial outbreak or subsequent variants, the imposition of governmental quarantine or other public health measures, the availability of vaccines or other medical remedies and preventive measures, and determinations regarding, among other things, health and safety, demand for specific products, and broader economic conditions. Many of the actions that may be taken to mitigate the impact of an epidemic or pandemic, including declarations of states of emergency, governmental quarantines, shelter-in-place and stay-at-home orders, social distancing requirements, business closures and staged procedures for reopening, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, are highly likely to impact our business and the business of many of our customers and therefore are likely to magnify the risks of a material adverse impact on our business, results of operations, financial condition, liquidity, and/or cash flows, as well as on our business strategies and initiatives. In addition, the impact of any epidemic or pandemic, and the related restrictions, may differ in the areas in which our products are manufactured, distributed or sold, or may change on short notice in response to new variants or other circumstances and, accordingly, any such impact on our operations or the operations of our customers and suppliers is difficult to predict. Because we rely on supply chain continuity, restrictions in one location may materially impact operations in multiple locations, and the impact of an epidemic or pandemic in one location may have a disproportionate effect on our operations in the future.

The recovery from any public health crises may also negatively impact our operations in the future. For instance, during the height of the COVID-19 pandemic, the beverage packaging sheet market experienced high demand resulting from increased at-home consumption of beverage products that use aluminum packaging. However, following the COVID-19 pandemic, demand has moderated as the beverage supply chain has reduced excess inventory, which was built up to account for high demand during the COVID-19 pandemic. Fluctuations in demand and supply chain variability resulting from future public health crises may in the future impact our business, results of operations, and financial condition.

An epidemic or pandemic may also exacerbate other risks disclosed in this prospectus, including, but not limited to, risks related to global economic conditions and inflation, competition, loss of customers, costs of supplies, manufacturing difficulties and disruptions, our credit profile, our credit ratings and interest rates. In addition, a future epidemic or pandemic may also affect our operating and financial results in a manner that is not presently known to us, or present significant risks to our business, results of operations, financial condition, liquidity and/or cash flows that are different from the risks presented by prior epidemics or pandemics.

A majority of our facilities are staffed by a unionized workforce, and union disputes and other employee relations issues could materially adversely affect our financial results.

In each geographic region where we have operating facilities, a substantial portion of our employees are represented by labor unions under collective bargaining agreements with varying durations and expiration dates.

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From time to time, we experience strikes or work stoppages. We may not be successful in preventing such an event from occurring in the future at one or more of our manufacturing facilities. In addition, we may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability, and operating costs.

The impact of labor disputes and strikes on our customers could have material adverse effects on our business and financial results.

Certain of our customers have a substantial number of employees who are members of industrial trade unions and are employed under the terms of collective bargaining agreements. These customers have experienced, and may in the future experience, labor disputes, work stoppages or strikes if they fail to successfully negotiate collective bargaining agreements and/or labor contracts with their employees, as necessary. For example, three of our North American customers, Ford Motor Company, General Motors, and Stellantis recently experienced prolonged work stoppages at certain of their facilities as a result of the United Auto Workers strikes. The duration and scope of any future labor disputes or strikes by employees of our customers, and the resultant impact on our business and financial results cannot be predicted with any certainty at this time. However, in the event that our customers are unable to successfully negotiate collective bargaining agreements and/or other labor contracts with their employees as necessary, and their plants experience prolonged slowdowns, closures, or idling as a result of the strikes, the demand from these customers for our flat-rolled aluminum products and our financial results could be materially adversely impacted as a result. While we would seek to mitigate any such reduction in demand by increasing supply to other customers, there can be no assurance that sufficient replacement demand will exist, and the ultimate impact of labor disputes and strikes on our business and financial results will depend on factors beyond our control.

Loss of our key management and other personnel, or an inability to attract and retain such management and other personnel, could adversely impact our business.

We employ all of our senior executive officers and other highly skilled key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment obligations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and if our highly skilled key employees leave us, we may be unable to promptly attract and retain qualified replacement personnel, which could result in our inability to improve manufacturing operations, conduct research activities successfully, develop marketable products and compete effectively for growth in key markets.

Competition for qualified employees may continue, and as a result, we may continue to experience increased employee turnover. The continuity of key personnel and preservation of institutional knowledge are important to our business. The loss of qualified employees, or an inability to attract, retain, and motivate employees representing diverse backgrounds, experiences and skillsets would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow. We have increased, and expect to continue to increase, our employee compensation levels in response to competition, as necessary. In addition, the pressures of inflation have increased our costs of labor and may continue to do so.

We could be adversely affected by unplanned disruptions at operating facilities.

In the past, we have experienced production interruptions at our plants due to the breakdown of equipment, fires, weather events, public health crises, and other causes.

We may experience such disruptions in the future due to similar or unrelated uncontrollable events. Because many of our customers are, to varying degrees, dependent on planned deliveries from our plants, any customers that must reschedule their own production due to our missed deliveries could pursue claims against us and reduce

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their future business with us. In addition to facing claims from customers, we may incur costs to remedy any of these problems. Further, our reputation among actual and potential customers may be harmed, possibly resulting in loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses.

Our business has been and will continue to be exposed to various economic and political risks associated with our global operations.

Due to the global reach of our business, we are subject to financial, political, economic, and other business risks in connection with doing business abroad. Operating in diverse geographic regions exposes us to a number of risks and uncertainties, such as changes in international trade regulation, including duties and tariffs; political instability that may disrupt economic activity; economic and commercial instability; and geopolitical tensions, civil unrest, war, or terrorist activities.

We have experienced, and continue to experience, inflationary pressures on the prices of aluminum, materials, transportation, energy, and labor. In an inflationary environment, such as the current economic environment, our ability to implement customer pricing adjustments or surcharges to pass-through or offset the impacts of inflation may be limited. Continued inflationary pressures could reduce our profit margins and profitability. Russia’s ongoing military conflict with Ukraine, attacks on shipping vessels in the Red Sea, the ongoing conflict in the Gaza Strip, and other geopolitical conflicts, as well as any related international response, may exacerbate inflationary pressures, including causing increases in raw material prices as well as fuel and other energy costs, and may further cause reduced manufacturing and industrial demand. Other economic factors, including fluctuations in foreign currency exchange rates and interest rates, competitive factors in the countries in which we operate, and continued volatility or deterioration in the global economic and financial environment could affect our revenues, expenses and results of operations.

Our financial condition and results of operations depend significantly on worldwide economic conditions. Future adverse developments in the U.S. or global economy, including continued inflationary pressure, pose a risk because our customers may postpone purchases in response to demand reductions, negative financial news and tighter credit.

We are currently operating in a period of economic uncertainty, capital markets disruption, and supply chain interruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, attacks on shipping vessels in the Red Sea and the ongoing conflicts in the Gaza Strip and the surrounding region. Our business may be materially adversely affected by any negative impact on the global economy, capital markets, or supply chain resulting from these conflicts or any other geopolitical tensions, or otherwise.

In February 2022, Russian troops began a military invasion of Ukraine. Global markets continue to experience volatility and disruption following the escalation of geopolitical tensions and the continuation of the military conflict between Russia and Ukraine. We have not experienced significant direct impacts from the Russia-Ukraine conflict, but we have experienced indirect impacts, as the conflict has driven up energy prices globally, beginning in the fourth quarter of fiscal 2022, and we expect these costs will remain elevated until energy prices stabilize. Although the length and impact of the ongoing military conflict is unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, shipping and trade route restrictions, inflationary pressures on raw materials, rising interest rates, and lack of availability of energy. In addition, the conflict in Ukraine has led to sanctions and other measures being levied by the United States, the European Union (the “EU”), and other countries against Russia. In February 2023, the United States government announced a new round of trade actions targeting goods and entities from Russia, including a 200% duty on aluminum articles of Russian origin.

Russian military actions and the resulting sanctions could adversely affect the global economy, national economies in which we operate and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds, as well as further disrupting the

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supply chain. One of our suppliers of metal is Rusal, a Russian aluminum company. Although we source metal from a diverse global portfolio of metal suppliers and are not dependent on Rusal for a significant portion of our metal supply, sanctions, tariffs, a ban or similar actions impacting Rusal or the supply of Russian aluminum could disrupt global aluminum supply. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. The extent and duration of the military action, sanctions, and resulting market and/or supply disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

Our board of directors oversees the management of risks related to the Russia-Ukraine conflict. Our ERM team (as defined below) monitors developments and potential impacts of the conflict and reports them to the Audit Committee of our board at least quarterly. Despite this monitoring process, there can be no assurance that the conflict will not have a material adverse effect on our business, including as it relates to the risks outlined above, as well as potential impacts to our relationship with Russian-based suppliers and potential impacts on the reliability of energy supplies to our European manufacturing sites and potential supply chain disruptions. For additional information on our ERM team and our board’s oversight of risks related to the Russia-Ukraine conflict, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business and Industry Climate—Board Oversight regarding risks related to Russia’s invasion of Ukraine.”

Further, in November 2023, attacks on shipping vessels related to Yemen’s Houthi movement have impacted shipping routes in the Red Sea. In addition, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this prospectus. Hostilities between Israel and Hamas could escalate and involve surrounding countries in the Middle East, a region in which we operate. Although the length, impact, and outcome of the military conflict between Israel and Hamas are highly unpredictable, this conflict could similarly lead to market disruptions, including volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, shipping and trade route restrictions, inflationary pressures on raw materials, interest rate fluctuations, energy price fluctuations, as well as political, social and economic instability and other material and adverse effects on macroeconomic conditions. At this time, it is not possible to predict or determine the ultimate consequence of this regional conflict. The conflict in the Red Sea and the conflict between Hamas and Israel and their broader impacts could have a lasting effect on the short- and long-term operations and financial condition of our business and the global economy.

We face risks relating to certain joint ventures, subsidiaries and assets that we do not entirely control.

Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or wholly own. These entities include our joint ventures located in Neuss, Germany; Ulsan, Korea; Russellville, Kentucky; and Sierre, Switzerland. Under the governing documents of these businesses, we share decision making authority and operational control, which may result in conflicts over management over these businesses. In addition, because we do not have control over the business practices of our joint venture partners, we could be subject to reputational damage or other consequences of improper conduct by our joint venture partners or their inability to fulfill their obligations under the joint venture. As a result, our business, financial condition, cash flows, results of operations and prospects could be adversely affected.

Increased freight costs on imported products could decrease earnings and liquidity.

We have experienced, and may in the future continue to experience, increases in freight costs and shortages in capacity. We continue to monitor freight costs and capacity because they can negatively impact our ability to ship volume predictably and on a low-cost basis. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, we may not be able to receive products from suppliers or deliver products to customers in a timely and cost-effective manner. There can be no assurance that we will be successful in increasing prices or recouping increased freight surcharges in the future. Continued freight cost increases; delivery disruptions, including compliance with the Export Administration Regulations and other trade laws; and the sanctions, regulations, and embargoes administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, could adversely affect our business, financial condition, or results of operations.

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Financial Risks

Our results and short-term liquidity can be negatively impacted by timing differences between the prices we pay under purchase contracts and metal prices we charge our customers.

Our purchase and sales contracts for primary aluminum are based on the LME price plus a regional market premium, which is a surcharge in addition to the LME price. There are typically timing differences between the pricing periods for purchases and sales. This creates a price exposure we call “metal price lag,” which exists due to: (i) the period of time between the pricing of our purchases of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers and (ii) certain customer contracts containing fixed forward price commitments, which result in exposure to changes in metal prices for the period of time between when our sales price fixes and the sale actually occurs. We use derivative instruments to manage the metal price lag risk associated with the LME base aluminum prices. We generally do not hedge more than a small fraction of our regional market premium exposure because we do not believe the derivatives markets are sufficiently robust and efficient to meet our needs. As such, volatility in regional market premiums can have a significant impact on our results of operations and cash flows. The timing difference associated with metal price lag could positively or negatively impact our operating results and short-term liquidity.

A deterioration of our financial condition, a downgrade of our ratings by a credit rating agency or other factors could limit our ability to enter into, or increase our costs of, financing and hedging transactions, and our business relationships and financial condition could be adversely affected.

A deterioration of our financial condition or a downgrade of our credit ratings for any reason could increase our borrowing costs, limit our access to the capital or credit markets, adversely affect our ability to obtain new financing on favorable terms or at all, result in more restrictive covenants, and have an adverse effect on our business relationships with customers, suppliers and financial counterparties. We enter into various forms of hedging activities against currency, interest rate, energy and metal price fluctuations. Our financial strength and credit ratings are important to the availability and terms of these hedging activities. As a result, any deterioration of our financial condition or downgrade of our credit ratings may make it more difficult or costly for us to engage in these activities in the future.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase.

Borrowings under our senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates continue to increase, our debt service obligations on any variable rate indebtedness could increase even though the amount borrowed remained the same, which could adversely impact our results of operations. In order to manage our exposure to interest rate risk, in the future, we may enter into derivative financial instruments, typically interest rate swaps and caps, involving the exchange of floating for fixed rate interest payments. If we are unable to enter into interest rate swaps, it may adversely impact our results of operations, and, even if we use these instruments to selectively manage risks, there can be no assurance that we will be fully protected against material interest rate fluctuations.

Adverse changes in currency exchange rates could negatively affect our financial results or cash flows and the competitiveness of our aluminum rolled products relative to other materials.

We are exposed to the effects of changes in the exchange rates of the U.S. dollar, the Euro, the British pound, the Brazilian real, the Korean won, the Swiss franc and other currencies. We have implemented a hedging policy to manage currency exchange rate risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully or completely eliminate the effects of currency exchange rate fluctuations, which could have a material adverse effect on our financial results and cash flows.

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We prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies, primarily the euro, the Korean won, and the Brazilian real. Changes in exchange rates may result in increases or decreases in our operating results and may also affect the book value of our assets located outside the U.S.

Our results of operations, cash flows and liquidity could be adversely affected if we were unable to transact in derivative instruments, if our exposure to price fluctuations were not adequately hedged under derivative instruments, or if counterparties to our derivative instruments fail to honor their agreements.

We use various derivative instruments to manage the risks arising from fluctuations in aluminum prices, exchange rates, energy prices and interest rates. If for any reason we were unable to transact in derivative instruments to manage these risks, or if our exposure to fluctuations in such prices and rates were not fully or adequately hedged under such derivative instruments, our results of operations, cash flows, and liquidity could be adversely affected. In addition, we may be exposed to losses in the future if the counterparties to our derivative instruments fail to honor their agreements. In particular, deterioration in the financial condition of our counterparties and any resulting failure to pay amounts or perform obligations owed to us could have a negative effect on our business and financial condition. Further, if major financial institutions consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity, or higher costs to transact, in the derivative markets, which could have a negative effect on our costs or our ability to hedge and transact with creditworthy counterparties.

An adverse decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the U.S., the U.K., Switzerland, and Canada, funded and unfunded pension benefits in Germany and lump sum indemnities payable to our employees in France, Italy, and South Korea upon retirement or termination. Our pension plan assets primarily consist of funds invested in stocks and bonds. Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate a number of assumptions. The most significant year-end assumptions used by Novelis to estimate pension or other postretirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. Our results of operations, liquidity, or shareholder’s (deficit) equity in a particular period could be adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline of the rate used to discount future benefits. These factors or others may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

Our goodwill, other intangible assets and other long-lived assets could become impaired, which could require us to take non-cash charges against earnings.

We assess, at least annually and potentially more frequently, whether the value of our goodwill has been impaired. We assess the recoverability of finite-lived other intangible assets and other long-lived assets whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. Any impairment of goodwill, other intangible assets, or long-lived assets as a result of such analysis would result in a non-cash charge against earnings, which could materially adversely affect our reported results of operations. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, or slower growth rates could result in the need to perform additional impairment analysis in future periods.

Additional tax expense, tax liabilities or tax compliance costs could adversely impact our profitability.

We are subject to income taxation in many jurisdictions. Judgment is required in determining our worldwide income tax provision and accordingly there are many transactions and computations for which our final income

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

tax determination is uncertain. We are routinely audited by income tax authorities in many tax jurisdictions. Although we believe the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement. Additionally, it is possible that future income tax legislation in any jurisdiction to which we are subject may be enacted that could have a material impact on our worldwide income tax provision beginning with the period that such legislation becomes effective. Currently, there are several tax proposals in the jurisdictions in which we operate that could, if enacted into law, significantly impact the tax position of the Company. We will continue to evaluate the overall impact of current, future, and proposed regulations and interpretive guidance from tax authorities on our effective tax rate and consolidated balance sheets.

The covenants in our credit facilities and the indentures governing our Senior Notes impose operating and financial restrictions on us.

Our credit facilities and the indentures governing our Senior Notes impose certain operating and financial restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional debt and provide additional guarantees;

•	pay dividends and make other restricted payments, including certain investments;

•	create or permit certain liens;

•	make certain asset sales;

•	use the proceeds from the sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in certain transactions with affiliates;

•	make certain acquisitions;

•	enter into sale and leaseback transactions; and

•	consolidate, merge, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Outstanding Indebtedness” for more information.

Risks Related to Cybersecurity and Data Privacy

Security breaches and other disruptions to our information technology networks and systems could interfere with our operations and could compromise the confidentiality of our proprietary information.

We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business and manufacturing processes and activities. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, and personally identifiable information of our employees, in data centers and on information technology networks. These activities are subject to various laws and regulations in the United States and abroad regarding privacy and data security.

Information technology networks and systems (our own as well as those managed by third parties) are susceptible to damage, disruptions and shutdowns due to programming errors, defects, or other vulnerabilities,

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power outages, hardware failures, computer viruses, cyber-attacks, ransomware attacks, malware attacks, attacks by foreign governments and state-sponsored actors, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. The costs of attempting to protect against cybersecurity risks and events such as the foregoing are significant, and as cyber-attacks and similar events have become more frequent and sophisticated, these costs have increased and will likely increase further in the future. We have in the past and may in the future experience security breaches and other disruptions to our information technology networks and systems, so we have increased our management focus on and financial investments in systems and processes intended to secure our information technology systems, prevent unauthorized access to or loss of sensitive data, provide security and privacy awareness training, ensure business continuity and comply with applicable laws. These efforts include engaging third-party providers from time to time to test the vulnerability of our systems and recommend solutions to upgrade the security of our systems. We also employ a number of measures to protect and defend against cyber-attacks, including technical security controls, data encryption, firewalls, intrusion prevention systems, anti-malware software and frequent backups. New data security laws and regulations are being implemented rapidly and are evolving, and we may not be able to timely comply with such requirements, and such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance.

Cyber-attacks continue to evolve in sophistication and volume and may remain undetected for an extended period. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security, potentially resulting in the unauthorized disclosure and misappropriation of sensitive data, including intellectual property, proprietary business information, and personal data. In addition, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently, including as a result the intensification of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflict in Ukraine. We have seen, and will continue to see, industry-wide vulnerabilities, which could in the future affect our or other parties’ systems. We expect to continue to experience such zero-day vulnerabilities in the future. Despite our best efforts, we cannot fully anticipate, detect, repel or implement fully effective preventative measures against all cybersecurity threats, especially in light of increasingly sophisticated techniques used in cybersecurity attacks, as discussed above. Although to date, we are unaware of any material data breach or system disruption, including a cyber-attack, we cannot provide any assurances that such events will not occur and impacts therefrom will not be material in future.

The occurrence of a significant cybersecurity event, including an event impacting one of our third-party providers, could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability, or regulatory penalties under privacy laws. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Operational disruptions or any perceived or actual unauthorized access to, or disclosure of, sensitive information could reduce the competitive advantage in new or proprietary business initiatives and damage our reputation and our relationship with our customers. Although we are insured against cyber risks and security breaches up to an annual aggregate limit, our liability insurance may be inadequate and may not fully cover the costs of any claims or damages that we might be required to pay. In the future, we may not be able to obtain adequate liability insurance on commercially desirable or reasonable terms or at all. Any of the foregoing could have a material adverse effect on our business, financial condition, or results of operations.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection could adversely affect our business, financial condition, or results of operations.

We are subject to various privacy, information security, and data protection laws, rules, and regulations that present an ever-evolving regulatory landscape across multiple jurisdictions and industry sections. Federal, state,

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and foreign legislators and regulators are increasingly adopting or revising privacy, information security, and data protection laws, rules, and regulations that potentially could have a significant impact on our current and planned privacy, data protection, and information security-related practices our collection, use, storing, sharing, retention and safeguarding and otherwise processing of certain types of consumer or employee information and some of our current or planned business activities, which could further increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, information security, and data protection laws, rules, and regulations (including those regarding security breach notification) could result in higher compliance and technology costs. Additionally, regulators may attempt to assert authority over our business in the area of privacy, information security, and data protection. If our vendors also become subject to new and additional laws, rules, and regulations in the more stringent and expansive jurisdictions, this could result in increasing costs to our business. We cannot predict the effect compliance with any such laws or regulations may have on our operating environment.

Many jurisdictions have established their own data security and privacy legal frameworks, including data localization and storage requirements, with which we may need to comply. For example, the EU and many countries in Europe have stringent privacy laws and regulations, which may affect our ability to operate cost effectively in certain European countries. In particular, the EU has adopted the General Data Protection Regulation (“EU GDPR”) which went into effect on May 25, 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Specifically, the EU GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the EU GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the EU GDPR’s requirements. Similarly, following the UK’s exit from the EU, the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”) came into effect, which currently imposes the same obligations as the EU GDPR in most material respects. The EU GDPR, UK GDPR, the CCPA and similar laws and regulations may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the European Economic Area (“EEA”) and the UK. Legal developments in Europe have created further complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the UK) to relevant self-certified United States entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism and potential alternative to the Privacy Shield) alone for transfers of personal information outside the EEA (and the UK) may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain operational changes, conduct assessments of our data transfer policies and procedures, and update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer and vendor arrangements requiring transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Because the interpretation and application of many privacy and data protection laws, rules and regulations along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices. If so, in addition to the possibility of substantial fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit growth, and otherwise adversely affect our business. If we are not able to adjust to changing laws, rules and information security, our business may be harmed.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property, the confidentiality of our know-how, trade secrets, technology, and other proprietary information, our business and competitive position could be harmed.

We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality agreements, license agreements and other contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not prevent our competitors from duplicating our processes or technology, prevent our competitors from gaining access to our proprietary information and technology, or permit us to gain or maintain a competitive advantage. Any of our direct or indirect intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position. To prevent substantial unauthorized use of our intellectual property and proprietary rights, it may be necessary to prosecute actions for infringement, misappropriation or other violation of our intellectual property and proprietary rights against third parties. Litigation, whether we are a plaintiff or a defendant, can be expensive and time consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and puts our patent applications or applications for other intellectual property registrations at risk of not issuing. If we are sued by a third party that claims that our technology infringes, misappropriates or violates their rights, the litigation, whether or not successful, could be costly to defend, divert our management’s time, attention and resources, damage our reputation and brand and substantially harm our business. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations.

We rely on nondisclosure agreements to protect our unpatented know-how, trade secrets, technology and other proprietary information. We seek to protect this information, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to it, such as our employees, consultants, and other third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, or disclosure of our proprietary information. Further, these agreements may not prevent our competitors from independently developing substantially equivalent or superior proprietary information. These agreements may be breached, and we may not have adequate remedies for any such breach. Additionally, such agreements may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Enforcing a claim that a party illegally disclosed or

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misappropriated know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. Know-how, technology, and other proprietary information can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect such information. If we develop any trade secrets that were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products. Any of the foregoing could have a material adverse effect on our business, financial condition, or results of operations.

Legal and Regulatory Risks

Our global operations are subject to increasingly complex and stringent laws and government regulations that may adversely affect our business and operations.

We operate in complex regulated environments in the U.S. and in the other countries in which we operate and could be adversely affected by changes to existing legal requirements, including related interpretations and enforcement practices, new legal requirements, and/or any failure to comply with applicable regulations.

Compliance with U.S. and foreign laws and regulations, such as those requiring supply chain transparency, import and export requirements, embargoes and trade sanctions laws, anti-corruption laws, tax laws, foreign exchange controls, and cash repatriation restrictions, increases our costs of doing business outside the U.S. We are also subject to data privacy and protection laws regulating the collection, use, retention, disclosure, transfer, and processing of personal information, such as the EU GDPR. The potential effects of these laws are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply. In recent years, a number of new laws and regulations have been adopted, there has been expanded enforcement of certain existing laws and regulations, and the interpretation of certain laws and regulations have become increasingly complex.

In addition, the global scale of our operations exposes us to risks relating to international trade policies, including import quotas, tariffs, and taxes on goods imported from countries where we procure or manufacture products or raw materials, as well as retaliatory policies by governments against such policies. In addition, determinations by destination countries about unfairly priced and subsidized products can normalize prices, benefiting the company in some instances, while potentially disrupting supply chains. The impact and duration of such tariffs and other trade restrictions, as well as the potential for additional tariffs by the U.S., China, or other countries, remain uncertain. Our ability to implement strategies to mitigate the impact of such restrictions and our exposure to the risks described above as well as the impact of changes in regulations and policies could impact the competitiveness of our products and negatively impact our business, results of operations, and financial condition.

The impact of new laws, regulations, and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations, or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations, or policies in the U.S. or in any of the other countries in which we operate could result in substantial fines or possible revocation of our authority to conduct our operations, which could adversely affect us.

We may be affected by global climate change or by legal, regulatory, or market responses to such change.

Climate change, and evolving customer and stakeholder expectations, legal, regulatory and policy requirements, and market dynamics driven by climate change, could adversely affect our business, financial condition or results of operations. Increased concern over climate change has led to new and proposed legislative and regulatory initiatives, such as cap-and-trade systems, limits on emissions of greenhouse gases, and Corporate Average Fuel Economy standards and requirements to disclose greenhouse gas emissions and other climate change-related

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information in the United States, as well as similar standards or requirements in the EU or in other jurisdictions. For example, the SEC has proposed a rule requiring disclosure of a broad range of climate change-related information, and similar laws have been enacted in the U.S. State of California and jurisdictions such as the EU. New or revised laws and regulations in this area could directly and indirectly affect us and our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations, and cash flows. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers, including increased monitoring and reporting costs. Also, we rely on natural gas, electricity, fuel oil, and transport fuel to operate our facilities. Any increased costs of these energy sources because of new laws or regulations could be passed along to us and our customers and suppliers, which could also have a negative impact on our profitability. Any increased frequency and intensity of extreme weather events resulting from climate change impacting our facilities, our suppliers or critical infrastructure in the United States and abroad could disrupt our supply chain or impact our ability to timely produce and deliver our products.

There are inherent climate-related risks in various regions where we conduct business. Global climate change is resulting, and is expected to continue to result, in natural disasters and adverse weather conditions, such as drought, wildfires, storms, tornados, hurricanes, blizzards, changes in sea-levels, flooding, and extreme temperatures, occurring more frequently or with greater intensity and unpredictability. Such conditions could result in disruptions to any facility or surrounding community directly impacted by a climate-related event, including physical damage resulting in shutdowns and requiring repair and/or our employees’ unavailability to work, and could also adversely impact our suppliers, customers, and shipping and transportation networks. These disruptions could make it more difficult and costly for us to produce and deliver our products, obtain raw materials or other supplies, maintain our critical corporate functions, and could reduce customer demand for our products.

In addition, governments, customers and other stakeholders are increasingly focused on corporate environmental, social and governance (“ESG”) practices and disclosures, may evaluate our business or other practices according to a variety of ESG targets, standards, and expectations. We define our own corporate purpose, in part, by the sustainability of our practices and our impact on all of our stakeholders. As a result, our efforts to conduct our business in accordance with some or all these expectations may result in increased demands regarding, among other matters, the source of aluminum, alloying metals and other materials used in our products, demand for increased use of recycled materials in our products, the manner in which power we consume is generated, our use and treatment of water and other natural resources, and the packing materials and shipping methods we use to deliver our products. In order to respond to these demands, we may need to make changes to our facilities, operations or production methods, or increase research and development efforts, any of which could result in significant additional costs. Our policies and processes to evaluate and manage ESG targets and standards in coordination with other business priorities, including our use of carbon offsets, may not prove completely effective. In addition, although we have established public targets with respect to our carbon footprint, energy and water usage and waste generation, we may be unable to meet them or be required to revise them for a variety of reasons, including due to cost increase, (including the cost of carbon offsets), the availability of valuable scrap (which could be downgraded or lost to competitors as demand increases), the availability of cleaner energy sources, sufficient supply of ‘low carbon’ primary aluminum, or our ability to innovate recycle-friendly alloys. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, results of operations, or financial condition. Furthermore, with regard to public targets we have disclosed relating to certain ESG initiatives (including as disclosed within our 2023 Sustainability Report), the criteria by which our ESG practices, including these initiatives and public targets, are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and may cause us to undertake costly initiatives to satisfy new criteria. Our selection of disclosure standards and ESG targets, and the interpretation or application of those standards and targets, may also change from time to time, or differ from those of others. Methodologies for reporting ESG data, including for Scope 1, 2 and 3 greenhouse gas emissions, may be updated and previously reported ESG data may be adjusted to reflect developments in the availability and

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quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. If we are unable to respond effectively to these changes to the sustainability landscape, governments, customers and other stakeholders may conclude that our policies and/or actions with respect to ESG matters are inadequate. If we fail or are perceived to have failed to achieve previously announced public targets or to accurately disclose our progress on such targets or initiatives, our reputation, business, financial condition and results of operations could be adversely impacted.

We are subject to a broad range of environmental, health and safety laws and regulations, and we may be exposed to substantial environmental, health and safety costs and liabilities.

We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, post-mining reclamation and working conditions for our employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant, and may prove to be more costly than we anticipate. These laws and regulations may also result in substantial environmental liabilities associated with current sites, divested assets, third-party locations, and past activities. Under certain of these laws and regulations, we could incur liability for contamination at our current or former sites (or those of our predecessors) or at sites to which we or our predecessor sent waste for disposal even if the contamination resulted from conduct that was legal at the time or of third parties. The impact that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our past and/or current operations, could result in civil or criminal fines or penalties and enforcement actions issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, any of which could materially and adversely affect us. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, including increased remediation costs, all of which can have a material and adverse effect on our financial condition, results of operations and cash flows.

We may be exposed to significant legal proceedings or investigations.

From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including intellectual property, environmental, health and safety, product liability, employee, tax, personal injury, contractual and other matters, as well as other disputes and proceedings that arise in the ordinary course of business.

Any claims against us or any investigations involving us, whether meritorious or not, could be costly to defend or comply with and could divert management’s attention as well as operational resources. Any such dispute, litigation or investigation, whether currently pending or threatened in the future, may have a material adverse effect on our financial results and cash flows. We generally maintain insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for any liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.

Risks Related to this Offering and Ownership of our Common Shares

An active, liquid and orderly trading market for our common shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.

We intend to submit an application to have our common shares listed on the NYSE under the symbol “NVL.” There is currently no market through which our common shares may be sold and, if a market for our common shares does not develop or is not sustained, you may not be able to resell your common shares purchased in this

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offering. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The initial public offering price of our common shares will be determined through negotiations between our sole shareholder and the underwriters. This initial public offering price may not be indicative of the market price of our common shares after the offering. In addition, because the substantial majority of our common shares will continue to be held indirectly by Hindalco immediately following the consummation of this offering, the number of our common shares available for trading among public shareholders, or our public float, will be limited, and could remain limited for an extensive period of time. As a result, our common shares may have lower trading volume and less market liquidity, and our share price could be more volatile, in each case as compared to companies with a larger public float. In the absence of an active trading market for our common shares, investors may not be able to sell their shares at or above the initial public offering price. We cannot predict the prices at which our common shares will trade.

The market price of our common shares may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common shares could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our common shares to fluctuate include:

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our shares;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	changes in the prices of our solutions or the prices of our competitors’ solutions;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative

•	recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our common shares by our directors, executive officers and existing shareholders;

•	recruitment or departure of key personnel; and

•	the other risk factors described in this section of the prospectus.

In addition, the stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our common shares. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our common shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

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Future sales or distributions of our shares by Hindalco could depress the market price of our common shares.

After this offering, and subject to the lock-up period described in this prospectus, Hindalco may, directly or indirectly, sell all or a portion of its remaining shares of our common shares or distribute those shares to its shareholders. Additional direct or indirect sales by Hindalco in the public market or distributions to its shareholders of substantial amounts of our common shares could depress the market price of our common shares.

In addition, Hindalco will have the right, subject to certain conditions, to require us to file one or more registration statements covering the shares it beneficially owns or to include such shares in other registration statements that we may file. In the event Hindalco exercises its registration rights and sells all or a portion of such common shares, the market price for our common shares could decline. See “Description of Share Capital—Registration Rights” for more information.

Purchasers in this offering will incur immediate and substantial dilution in the net tangible book value of their investment as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share immediately after this offering. If you purchase common shares in this offering, you will incur immediate and substantial dilution of $   per share, representing the difference between the assumed initial public offering price of $   per share and our pro forma net tangible book value per share as of   , 2023. For more information, see “Dilution.”

We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company listed on the NYSE.

Prior to this offering, we voluntarily furnished reports to the SEC on Forms 10-K, 10-Q and 8-K to satisfy certain requirements under our indentures governing certain of our outstanding indebtedness, but we were not otherwise subject to the disclosure requirements of U.S. securities laws or the rules, regulations and policies of the NYSE. The reports we have previously furnished to the SEC are not incorporated by reference in this prospectus. As a public company listed on the NYSE, we will incur increased legal, accounting and other costs not incurred as a private company operating as a wholly owned subsidiary of Hindalco. In particular, as a public company, we will be required to, among other things:

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE;

•	maintain an internal audit function;

•	enhance our own financial reporting function;

•	maintain an investor relations function; and

•	establish certain internal policies, including those relating to trading in our securities.

We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time and other resources to these requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company listed on the NYSE, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. As a result of these additional costs and other requirements, our historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as a public company during the periods presented.

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Although we may pay dividends to holders of our common shares, our ability to do so is subject to the discretion of our board of directors.

We currently intend to pay quarterly dividends of approximately $   , distributed to our shareholders on a pro-rata basis. Although we intend to pay dividends pursuant to this policy, our common shares will have no contractual or other legal right to dividends. The payment of any such future dividends will be at the discretion of our board of directors and will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. As a result, investors in this offering may not receive future dividends and the market price of our common shares may be adversely affected. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Allocation Framework,” “Material U.S. Federal Income Tax Considerations—Taxation of Distributions” and “Material Canadian Federal Income Tax Considerations—Dividends” for additional information.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders, or otherwise result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. While we currently intend to continue to voluntarily file reports on domestic forms to satisfy certain requirements of our indentures governing certain of our outstanding indebtedness, we will not be subject to all of the rules that would apply to a domestic issuer. For instance, officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares.

As a foreign private issuer, we will also be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. As a foreign private issuer in the United States, we are not required to disclose executive compensation according to the requirements of Regulation S-K that apply to U.S. domestic issuers (including disclosure provisions requiring pay-versus-performance and CEO pay ratio disclosures), and we are otherwise not required to comply with the U.S. requirements relative to certain other proxy disclosures and requirements. While we will comply with the requirements relating to proxy statements (including as it relates to executive compensation disclosures) under the Canadian Business Corporations Act (the “CBCA”), which are generally similar, these requirements differ from those under the Exchange Act and Regulation FD and shareholders may not receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We intend to rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “Management—Corporate Governance.”

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States, among other possible occurrences. Although we have elected to comply with certain U.S. regulatory

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provisions that are optional for foreign private issuers, our loss of foreign private issuer status would make such provisions mandatory. Although we currently intend to continue filing current and periodic reports on domestic forms, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be more burdensome than the costs incurred as a Canadian foreign private issuer. For instance, should we lose our foreign private issuer status, we would lose our ability to rely on the exemption from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Further, we would become subject to the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Additionally, if we are not a foreign private issuer, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our amended bylaws will provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us.

We will adopt a forum selection bylaw that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any application for an oppression remedy; (iii) any action or proceeding asserting a claim of breach of the fiduciary duty owed by any of our directors, officers or other employees to us or any of our stakeholders; (iv) any action or proceeding asserting a claim of breach of the duty of care owed by us or by any of our directors, officers or other employees to us or any of our stakeholders; (v) any action or proceeding asserting a claim or seeking a remedy arising pursuant to any provision of the CBCA or our amended articles or bylaws; or (vi) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection bylaw also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our bylaw. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Ontario. Notwithstanding the foregoing, our forum selection bylaw does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction.

Our forum selection bylaw seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and bylaws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection bylaw could be challenged and that a court could rule that such bylaw is inapplicable or unenforceable. If a court were to find our forum selection bylaw inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our common shares.

Our amended articles of incorporation will authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our common shares. For example, preferred shares may rank prior to our common shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into common shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an

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attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

In addition, provisions in the CBCA and in our amended articles of incorporation and bylaws may have the effect of delaying or preventing changes in our corporate governance, including provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•	require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our amended articles of incorporation.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our common shareholders to receive a premium for their common shares, and could also affect the price that investors are willing to pay for common shares.

Our constating documents permit us to issue an unlimited number of common shares.

Our amended articles of incorporation permit us to issue an unlimited number of common shares. We anticipate that we will, from time to time, issue additional common shares in the future. Subject to the requirements of the NYSE, as a foreign private issuer, we will not be required to obtain the approval of shareholders for the issuance of additional common shares. Any further issuances of common shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Following the completion of this offering, Hindalco will control a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V., Inc., will own approximately % of our outstanding common shares (or % if the underwriters exercise their option to purchase additional shares in full). As long as Hindalco beneficially controls a majority of the voting power of our outstanding common shares with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if Hindalco were to control less than a majority of the voting power of our outstanding common shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our outstanding common shares. Unless Hindalco were to dispose of a substantial portion of our common shares following the completion of this offering, it could remain our controlling shareholder for an extended period of time or indefinitely.

Hindalco’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while Hindalco controls the majority of the voting power of our outstanding common shares.

Because Hindalco’s interests may differ from ours or from those of our other shareholders, actions that Hindalco takes with respect to us as our controlling shareholder may not be favorable to us or our other shareholders.

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We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V., Inc., will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and it may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While Hindalco controls a majority of the voting power of our outstanding common shares, we may not have a majority of independent directors or our Nominating and Corporate Governance and Compensation Committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management—Director Independence and Controlled Company Exception.”

Conflicts of interest and disputes may arise between Hindalco and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest and actual disputes may arise between Hindalco and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between Hindalco and us could arise include, but are not limited to, the following:

•

Competing business activities and business opportunities. Hindalco is a large global company with businesses spanning a wide range of industries, including other businesses relating to aluminum manufacturing. In the ordinary course of its business activities, Hindalco may engage in activities where its interests conflict with our interests or those of our other shareholders. In addition, our directors who are employed by or otherwise affiliated with Hindalco may have or make investments in other companies that may compete with us. Hindalco also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As a result, our future competitive position and growth potential could be adversely affected.

•

Cross officerships, directorships and share ownership. The ownership interests of our directors or executive officers in the equity shares of Hindalco or service as a director or officer of both Hindalco and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (ii) employee retention or recruiting or (iii) our dividend policy.

Any such conflicts of interest or disputes that are not resolved in favor of our business could adversely affect our financial condition and results of operations.

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If Hindalco sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares and we may become subject to the control of a presently unknown third party.

On the completion of this offering, Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V., Inc., will own a controlling equity interest in our company. Hindalco will have the ability, should it choose to do so, to sell some or all of the common shares it beneficially owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Hindalco to privately sell the common shares that it beneficially owns, with no requirement for a concurrent offer to be made to acquire all of our common shares that will be publicly traded after the completion of this offering, could prevent you from realizing any change-of-control premium on your common shares that may otherwise accrue to Hindalco on its private sale of our common shares. Additionally, if Hindalco privately sells its equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence or maintain coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

In general, a non-U.S. corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. We believe that our common shares should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC for the foreseeable future. However, because our PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of our income and assets and the value of our assets for each such year, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

If we were a PFIC for any taxable year during which a U.S. holder owned our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “—Material U.S. Federal Income Tax Considerations—PFIC Rules.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Before making a decision to purchase our common shares, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ from these forward-looking statements. Such factors include, among other things:

•	disruptions or changes in the business or financial condition of our signification customers, or by the loss of their business or reduction in their requirements;

•	price and other forms of competition from other aluminum rolled products producers and potential new market entrants;

•	the competitiveness of our end-markets, and the willingness of our customers to accept substitutes for our products, including steel, plastics, composite materials and glass;

•	our failure to realize the anticipated benefits of strategic investments;

•	increases in the cost or volatility in the availability of primary aluminum, scrap aluminum, sheet ingot, or other raw materials used in the production of our products;

•	risks related to the energy-intensive nature of our operations, including increases to energy costs or disruptions to our energy supplies;

•	downturns in the automotive and ground transportation industries or changes in consumer demand;

•	union disputes and other employee relations issues;

•	the impact of labor disputes and strikes on our customers;

•	the loss of our key management and other personnel, or an inability to attract retain such management and other personnel;

•	unplanned disruptions at our operating facilities;

•

economic uncertainty, capital markets disruption and supply chain interruptions related to geopolitical instability, such as the ongoing military conflict between Russia and Ukraine, attacks on shipping vessels in the Red Sea, and the ongoing conflicts in the Gaza Strip and the surrounding region;

•	security breaches and other disruptions to our information technology networks and systems;

•	risks related to timing differences between the prices we pay under purchase contracts and metal prices we charge our customers;

•

a deterioration of our financial condition, a downgrade of our ratings by a credit rating agency, or other factors that could limit our ability to enter into, or increase our costs of, financing and hedging transactions;

•	adverse changes in currency exchange rates;

•

our inability to transact in derivative instruments, or our inability to adequately hedge our exposure to price fluctuations under derivative instruments, or a failure of counterparties to our derivative instruments to honor their agreements;

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•	risks related to the operating and financial restrictions imposed on us by the covenants in our credit facilities and the indentures governing our Senior Notes;

•	our ability to protect our intellectual property, the confidentially of our know-how, trade secrets, technology, and other proprietary information;

•	risks related to global climate change, including legal, regulatory, or market responses to such change;

•	the risk that an active, liquid trading market for our common shares may not develop or that the market for our common shares may be volatile, including as a result of our limited public float;

•	the depression of the market price of our common shares caused by potential future sales or distributions by Hindalco;

•	increased costs and regulatory burdens resulting from being a public company listed on the NYSE following this offering; and

•	conflicts of interest and disputes arising between Hindalco and the company that could be resolved in a manner unfavorable to the Company.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described above, in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. Moreover, we operate in a competitive environment, and new risks and uncertainties may therefore emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot guarantee that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements contained in the prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1935 and Section 27A of the Securities Act.

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USE OF PROCEEDS

The selling shareholder is selling all of the common shares being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares, and will receive all of the net proceeds from the sale of such common shares. Accordingly, we will not receive any proceeds from the sale of our common shares by the selling shareholder in this offering.

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DIVIDEND POLICY

We currently intend to pay quarterly dividends of approximately $   , distributed to our shareholders on a pro-rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Allocation Framework,” “Material U.S. Federal Income Tax Considerations—Taxation of Distributions” and “Material Canadian Federal Income Tax Considerations—Dividends” for additional information.

On August 1, 2023, our board of directors approved a return of capital to our common shareholder of up to $100 million, expected to be paid during fiscal 2024. The timing and the final amount of the return of capital is subject to change based upon final shareholder approval. During the second quarter of fiscal 2023, we paid a return of capital to our sole shareholder in the amount of $100 million. In addition, during the second quarter of fiscal 2022, we paid a return of capital to our sole shareholder in the amount of $100 million. Past payment of dividends or returns of capital as a private company should not be construed as a guarantee of future declaration or payment of dividends or returns of capital in the same amount or at all.

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CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of   , 2023 for Novelis Inc. and its subsidiaries on an actual basis.

You should read this information together with our audited annual consolidated financial statements, and the accompanying notes thereto, and our unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, appearing elsewhere in this prospectus and the sections titled “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in millions, except per share data.

As of , 2023
Actual
(in millions)
Cash and Cash Equivalents	$

Short-Term Debt:
ABL Revolver
China Short-Term Borrowings
Brazil Short-Term Borrowings
Total Short-Term Debt	$
Long-Term Debt:
Floating Rate Term Loans, due September 2026
Floating Rate Term Loan, due March 2028
3.250% Senior Notes due November 2026
3.375% Senior Notes due April 2029
4.750% Senior Notes due January 2030
3.875% Senior Notes due August 2031
3.90% China Bank Loans, due August 2027
Finance lease obligations and other debt, due through June 2028
Total Long-Term Debt (including current portion)	$
Total Debt(1)	$
Shareholders’ equity:
Common shares, no par value: shares authorized, issued at , 2023
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
Total shareholder equity	$
Total Capitalization	$

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Description of Outstanding Indebtedness” for further detail on our outstanding indebtedness.

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DILUTION

Immediately prior to this initial public offering, Hindalco will hold all of our issued and outstanding shares through its wholly owned subsidiary, AV Minerals (Netherlands) N.V. If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering, after giving effect to the share split. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to our existing shareholder for our presently outstanding shares. Our net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares issued and outstanding.

After giving effect to the share split, our net tangible book value estimated as of   , 2023 would have been approximately $   per share. This represents an immediate increase in net tangible book value of $  per share to new investors purchasing common shares in this offering, assuming an offering price of $   per common share (the midpoint of the range set forth on the cover of this prospectus). Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of this offering.

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share.

The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed initial public offering price	$
Pro forma net tangible book value per share immediately after this offering	$
Dilution per common share to new investors	$
Percentage of dilution in net tangible book value per common share for new investors		%

Each $1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the dilution to investors in this offering by $1.00 per common share.

To the extent that we grant options in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” This discussion should be read in conjunction with “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data” and our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and the notes thereto included elsewhere in this prospectus.

In this discussion, we use certain non-U.S. GAAP financial measures. Explanation of these non-U.S. GAAP financial measures and reconciliation to the most directly comparable U.S. GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data.” Investors should not consider non-U.S. GAAP financial measures in isolation or as substitutes for financial information presented in compliance with U.S. GAAP.

Overview and References

We consider ourselves the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer products, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 32 world-class, technologically advanced facilities, including 14 recycling centers, 11 innovation centers, and 13,160 employees.

Prior to giving effect to this offering, all of the outstanding shares of Novelis are owned by AV Minerals (Netherlands) N.V., a wholly owned subsidiary of Hindalco.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Discussion and analysis of fiscal 2021 and year-over-year comparisons between fiscal 2022 and fiscal 2021 are not included in this prospectus and can be found in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the SEC on May 11, 2022. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and the related notes and other financial information included elsewhere in this prospectus.

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Business and Industry Climate

Approximately a decade ago, we launched a multi-year strategy to transform and improve the profitability of our business through significant investment in new capacity and capabilities. These investments enabled us to increase the amount of recycled content in our products, capitalize on favorable long-term market trends driving increased consumer demand for lightweight, sustainable aluminum products, and diversify and optimize our product portfolio. As a global leader in the aluminum flat rolled products industry, we leveraged our new capacity, global footprint, scale and solid customer relationships to drive volumes and capture favorable supply and demand market dynamics across all our end-markets. With growth in volumes combined with improved pricing, significant increase in scrap inputs, operational efficiencies and high-capacity utilization rates, we significantly improved the profitability of our beverage packaging and specialties products and maintained high margins for automotive and aerospace products to increase total company net income per tonne from $(12) in fiscal 2016 to $173 in fiscal 2023 and total company Adjusted EBITDA per tonne from $308 in fiscal 2016 to $478 in fiscal 2023, and turn a net loss of $38 million into $657 million in net income.

However, rising inflation and geopolitical instability in Europe in fiscal 2023, led to increased global operating costs, including for energy, freight, labor, coatings, and alloys. While many of these operating cost pressures have lessened in recent months, some costs, including for labor and repairs, and maintenance, remain elevated. Rising interest rates have also increased interest expense on our variable interest rate loans. We believe the challenging inflationary and geopolitical environment is negatively impacting near-term demand in some specialty end-markets, such as building and construction, which is more sensitive to inflation and interest rates. We expect such elevated costs and reduced demand until economic conditions stabilize. Despite our results being negatively impacted by higher costs, we have been able to partially mitigate a portion of the higher inflationary cost impact through a combination of hedging, passing through a portion of the higher costs to customers, favorable pricing environments, and utilizing recycled materials. We have also implemented cost control measures across our global operations, including a focus on employment, professional services, and travel costs. There is no assurance that we will continue to be able to mitigate these higher costs in the future.

We believe that global long-term demand for aluminum rolled products remains strong, driven by anticipated economic growth, material substitution, and sustainability considerations, including increased environmental awareness around polyethylene terephthalate (“PET”) plastics. However, we saw reduced can sheet demand beginning in the second half of fiscal 2023 attributed to the beverage packaging industry reducing excess inventory as supply chains improved and markets adjusted to a more moderated level of beverage packaging demand following the COVID-19 pandemic. We believe inventory levels across the beverage packaging supply chain have now largely normalized.

Increasing customer preference for sustainable packaging options and package mix shift toward infinitely recyclable aluminum are driving higher demand for aluminum beverage packaging worldwide. To support growing demand for aluminum beverage packaging sheet in North America, we broke ground on a 600 kt capacity greenfield rolling and recycling plant in Bay Minette, Alabama in October 2022. We plan to allocate more than half of this plant’s capacity to the production of beverage packaging sheet. We continue to evaluate opportunities for additional capacity expansion across regions, where local can sheet supply is insufficient to meet the rapid expansion in demand.

We believe that long-term demand for aluminum automotive sheet will continue to grow, which drove our recently completed investments in automotive sheet finishing capacity in Guthrie, Kentucky, and Changzhou, China. This demand has been primarily driven by the benefits that result from using lightweight aluminum in vehicle structures and components, as automakers respond to stricter government regulations regarding emissions and fuel economy, while maintaining or improving vehicle safety and performance. We are also seeing increased demand for aluminum for EVs, as aluminum’s lighter weight can result in extended battery range.

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We expect long-term demand for building and construction and other specialty products to grow due to increased customer preference for lightweight, sustainable materials and demand for aluminum plate in Asia to grow driven by the development and expansion of industries serving aerospace, rail, and other technically demanding applications.

Demand for aerospace aluminum plate and sheet has strengthened as air-travel demand has recovered toward pre-COVID levels. In the longer-term, we believe significant aircraft industry order backlogs for key OEMs, including Airbus and Boeing, will translate into growth in the future and that our multi-year supply agreements have positioned us to benefit from future expected demand.

Identified Organic Growth Investments

We believe the long-term demand trends for flat-rolled aluminum products remain strong, and we have approximately $6.4 billion of debottlenecking, recycling, and new capacity capital investments identified, focused on increasing capacity and capabilities to meet growing customer demand and align with our sustainability commitments. The approximately $6.4 billion of identified investments consists of approximately $4.7 billion in investments in North America, expected to produce an additional 745kt in incremental rolling capacity, approximately $300-450 million in investments in Europe, expected to produce an additional 200kt in incremental rolling capacity, approximately $450 million in investments in Asia, expected to produce an additional 250kt in incremental rolling capacity, and approximately $850 million in investments in South America, expected to produce an additional 480kt in incremental rolling capacity. We currently have approximately $4.9 billion of investments under construction through 2027 to further increase recycling and rolling capacity and profitability. Of this, approximately $350 million was spent in fiscal 2023, which includes expenditure for specific investments outlined below.

In October 2021, we announced plans to invest approximately $130 million at our Oswego, New York, plant to meet growing customer demand for sustainable, aluminum flat-rolled products. We expect the project to increase hot mill capacity by 124 kt, with a total expected increase of finished goods capacity estimated in the range of 65 kt. The investment also includes enhancements to the plant’s batch annealing capabilities for automotive sheet.

In January 2022, we announced plans to invest approximately $365 million to build a highly advanced recycling center for automotive in the U.S., which will be adjacent to our existing automotive finishing plant in Guthrie, Kentucky. With an expected annual casting capacity of 240 kt of sheet ingot, we expect the facility will reduce the Company’s carbon emissions by more than one million tonnes each year.

In February 2022, we announced plans to build a recycling and casting center at our UAL joint venture in South Korea. This $65 million investment is being fully funded by Novelis and will have an annual casting capacity of 100 kt of low-carbon sheet ingot. Once online, we expect the recycling center to reduce the Company’s carbon emissions by more than 420,000 tonnes each year.

In October 2022, to support growing demand for aluminum beverage packaging sheet in North America, we broke ground on an approximately $4.1 billion greenfield, fully integrated rolling and recycling plant in Bay Minette, Alabama. This new U.S. plant will support strong demand for sustainable, beverage packaging and automotive aluminum sheet and advance a more circular economy.

We also have a number of smaller capacity debottlenecking projects underway in Pindamonhangaba, Brazil and at our Logan JV plant in the United States.

Environmental, Social & Governance

In April 2021, we announced that we will further our longstanding sustainability commitment by aiming to become a carbon neutral company by 2050 or sooner, with an interim goal to reduce our carbon footprint by 30% by fiscal 2026, from our baseline of fiscal 2016. Carbon goals are inclusive of Scope 1 and 2, as well as Scope 3 emissions in categories 1 and 4 of the Greenhouse Gas Protocol. In addition, we have targets to reduce waste intensity to landfills by 20%, energy intensity by 10%, and water intensity by 10%, each by fiscal 2026, from our baseline of fiscal 2020.

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We plan to increase the use of recycled content in our products, as appropriate, and engage with customers, suppliers, and industry peers across the value chain as we aim to drive innovation that improves aluminum’s overall sustainability profile. In addition, we intend to evaluate each future expansion project’s carbon impact and plan to include an appropriate carbon cost impact as part of our financial evaluation of future strategic growth investments so that we may appropriately mitigate any negative carbon impacts to meet our goals.

In support of our commitments, we are voluntarily pursuing the certification of all of our plant operations to the Aluminum Stewardship Initiatives’ (“ASI”) certification program. ASI works together with producers, users, and stakeholders in the aluminum value chain to collaboratively foster responsible production, sourcing, and stewardship of aluminum. Currently, we have 22 plants globally, and 14 scrap collection centers across Brazil, with both the Performance Standard Certification and the Chain of Custody Certification. In addition, to support our initiatives, in March 2021 we issued €500 million in aggregate principal amount of senior notes. We have allocated an amount equal to the net proceeds of these notes to eligible “green” projects, such as investments in renewable energy and pollution prevention and control projects. Through March 31, 2023, we have allocated $280 million of the net proceeds to such projects.

Our path to a more sustainable and circular future goes beyond our environmental commitments. We have set targets to be a more diverse and inclusive workforce reflective of our local communities. Globally, we are dedicated to increasing the representation of women in senior leadership, as well as in technical and operational roles. To achieve these goals, the Company has established a global Diversity & Inclusion board of directors, as well as supporting councils in each of our four regions. We will also continue assisting our Employee Resource Groups to help create a more inclusive environment where we seek to provide our employees with a sense of belonging and where different backgrounds and perspectives are embraced and valued.

We are also committed to supporting the communities in which our employees live and work. With firmly established community engagement programs, the Company is committed to advancing its corporate social responsibility efforts by further investing in the Novelis Neighbor program, which gives back to communities through financial contributions and employee volunteerism. The programs emphasize STEM education, recycling education, and local community development.

Board oversight regarding risks related to Russia’s invasion of Ukraine

Our management administers an Enterprise Risk Management (“ERM”) program, which is a comprehensive risk assessment and mitigation process that identifies and addresses all known current and potential material risks to Novelis’ global operations, including legal and regulatory risks. The ERM team is led by an executive officer who delivers an ERM report to the Audit Committee of our board at least quarterly. On an annual basis, the ERM team meets with or interviews about 160 individuals, some of which are interviewed quarterly, to stay abreast of the latest risks we face.

Throughout the escalation of the Russia-Ukraine conflict, our ERM team has monitored developments and gathered information about Novelis contracts with Russian businesses. Novelis’ direct exposure to the conflict has been limited, as we have no operations, assets or employees in either Russia or Ukraine, and we have only immaterial customer relationships in these countries. Sanctions, tariffs, a ban, or similar actions related to the conflict that impact the supply Russian aluminum could disrupt global aluminum supply. While one of our suppliers of metal is UC Rusal PLC (“Rusal”), a Russian aluminum company, we purchase metal from a diverse global portfolio of metal suppliers and are not dependent on Rusal for a significant portion of our metal supply. The ERM team also monitors other potential impacts of Russia’s invasion of Ukraine, including impacts on the reliability of energy supplies to our manufacturing sites and supply chain disruptions. This information is presented to, and discussed with, the Audit Committee of our board at least quarterly, with interim updates from our executive leadership as our board may require. In addition, we manage sanctions compliance through a global sanctions screening program, and our Information Security team monitors cybersecurity matters and makes periodic reports at meetings of our board.

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Liquidity Position

We believe we have adequate liquidity to manage the business with dynamic metal prices. Our cash and cash equivalents and availability under committed credit facilities aggregated to $2.1 billion of liquidity as of December 31, 2023.

We maintain a disciplined approach to capital spending, prioritizing maintenance capital for our operations, and organic strategic capacity expansion projects. We are taking a prudent approach to phasing the timing of transformational organic investment spend.

Market Trends in Our End-Markets

Beverage Packaging. Can stock shipments represent the largest percentage of our total rolled product shipments. According to CRU, demand for can stock will increase at a global (excluding China) compound annual growth rate of approximately 4% from calendar year 2023 to 2031, mainly driven by sustainability trends; growth in beverage markets that increasingly use aluminum packaging; and substitution from plastic, glass, and steel. However, we have recently seen reduced can sheet demand, which began during the middle of fiscal 2023 and has continued into early fiscal 2024. We attribute this reduced demand to the beverage packaging industry reducing excess inventory previously stocked in response to unreliable supply chains and unprecedented high levels of beverage packaging demand during the COVID-19 pandemic, as well as low promotional activity at retailers. We anticipate demand will continue to recover over the next couple of quarters as we believe industry inventory levels have now largely normalized and some level of promotional activity is beginning to resume.

Automotive. We believe aluminum is positioned for long-term growth through increased adoption of EVs, which utilize higher amounts of aluminum. Based on management estimates, we believe that global automotive aluminum sheet demand is set to grow at a compound annual growth rate of 7% from calendar year 2023 to calendar year 2028. According to Ducker Carlisle, automotive aluminum sheet demand in North America is set to increase approximately 40% from calendar year 2022 to calendar year 2030, which is directionally in line with our market growth estimates for the region. We estimate that demand in Europe will grow at a slightly higher rate and that the fast-growing Asian automotive aluminum sheet market will increase at a steeper rate from a lower baseline in 2023. Easing supply chain challenges and pent-up consumer demand is supporting strong near-term demand for automotive aluminum sheet.

The United Auto Workers strikes impacting three of our North American customers, Ford Motor Company, General Motors and Stellantis, which commenced in September 2023 were resolved by November 2023 and we did not experience any material impact from these strikes.

Aerospace. Passenger air travel continues to increase, facilitating a faster than anticipated recovery for the aerospace industry post-pandemic. We expect demand for aerospace aluminum plate and sheet to continue to grow driven by increased air traffic and a need for fleet modernization.

Specialties. Specialties includes diverse markets, including building and construction, commercial transportation, foil and packaging, and commercial and consumer products. These industries continue to increase aluminum adoption due to its many desirable characteristics. We believe these trends will keep demand high in the long-term, despite the near-term economic headwinds impacting demand for building and construction and some industrial products.

Business Model and Key Concepts

Conversion Business Model

A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our flat-rolled products have a

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price structure with three components: (i) a base aluminum price quoted off the LME; (ii) an LMP; and (iii) a “conversion premium” to produce the rolled product that reflects, among other factors, the competitive market conditions for that product. Base aluminum prices are typically driven by macroeconomic factors and global supply and demand for aluminum. LMP tends to vary based on the supply and demand for metal in a particular region and the associated transportation costs.

In North America, Europe, and South America, we pass through LME and LMP to our customers, which are recorded through net sales. In Asia, we purchase our metal inputs based on the LME, which we pass through to our customers, and incur an LMP. Many of our competitors in this region price their metal off the Shanghai Futures Exchange, which does not include an LMP. However, in a majority of the new contracts over the last several quarters, we have been able to fully pass through the LMP in an increasingly favorable demand environment.

LME Base Aluminum Prices and Local Market Premiums

The average (based on the simple average of the monthly averages) and closing prices for aluminum set on the LME for the periods set forth below are as follows:

	Nine Months Ended December 31,		Percent Change	Fiscal		Percent Change
$ in millions	2023	2022		2023	2022
Aluminum (per metric tonne, and presented in U.S. dollars):
Closing cash price as of beginning of period	$2,337	$3,503	(33)%	$3,503	$2,213	58%
Average cash price during the period	2,203	2,520	(13)%	2,490	2,769	(10)%
Closing cash price as of end of period	2,336	2,361	(1)%	2,337	3,503	(33)%

The weighted average LMPs for the periods set forth below are as follows:

	Nine Months Ended December 31,		Percent Change	Fiscal		Percent Change
$ in millions	2023	2022		2023	2022
Weighted average LMP (per metric tonne and presented in U.S. dollars)	$308	$404	(24)%	$395	$494	(20)%

Metal Price Lag and Related Hedging Activities

Increases or decreases in the price of aluminum based on the average LME base aluminum prices and LMPs directly impact net sales, cost of goods sold (exclusive of depreciation and amortization), and working capital. The timing of these impacts varies based on contractual arrangements with customers and metal suppliers in each region. These timing impacts are referred to as metal price lag. Metal price lag exists due to: (i) the period of time between the pricing of our purchase of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers and (ii) certain customer contracts containing fixed forward price commitments, which result in exposure to changes in metal prices for the period of time between when our sales price fixes and the sale actually occurs.

We use LME aluminum forward contracts to preserve our conversion margins and manage the timing differences associated with the LME base metal component of net sales and cost of goods sold (exclusive of depreciation and amortization). These derivatives directly hedge the economic risk of future LME base metal price fluctuations to better match the purchase price of metal with the sales price of metal. We have exposure to multiple regional LMPs, however, the derivative markets for those LMPs are generally not robust or efficient enough for us to hedge all of our exposure to price movements beyond a small volume. From time to time, we take advantage of short-term market conditions to hedge a small percentage of our exposure. As a consequence, volatility in LMPs can have a significant impact on our results of operations and cash flows.

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We elect to apply hedge accounting to better match the recognition of gains or losses on certain derivative instruments with the recognition of the underlying exposure being hedged in the statement of operations. For undesignated metal derivatives, there are timing differences between the recognition of unrealized gains or losses on the derivatives and the recognition of the underlying exposure in the statement of operations. The recognition of unrealized gains and losses on undesignated metal derivative positions typically precedes inventory cost recognition, customer delivery, and revenue recognition. The timing difference between the recognition of unrealized gains and losses on undesignated metal derivatives and cost or revenue recognition impacts income from continuing operations before income tax provision and net income. Gains and losses on metal derivative contracts are not recognized in Adjusted EBITDA until realized.

Foreign Currency and Related Hedging Activities

We operate a global business and conduct business in various currencies around the world. We have exposure to foreign currency risk as fluctuations in foreign exchange rates impact our operating results when we translate the operating results from various functional currencies into our U.S. dollar reporting currency at current average rates. We also record foreign exchange remeasurement gains and losses when business transactions are denominated in currencies other than the functional currency of that operation. Global economic uncertainty is contributing to higher levels of volatility among the currency pairs in which we conduct business. The following table presents the exchange rates as of the end of each period set forth below and the average of the month-end exchange rates.

	Exchange Rate as of		Average Exchange Rate Nine Months Ended December 31,		Average Exchange Rate Fiscal
	December 31, 2023	March 31, 2023	2023	2022	2023	2022
Euro per U.S. dollar	0.905	0.920	0.922	0.972	0.960	0.862
Brazilian real per U.S. dollar	4.841	5.080	4.936	5.159	5.151	5.285
South Korean won per U.S. dollar	1,289	1,304	1,317	1,324	1,314	1,168
Canadian dollar per U.S. dollar	1.318	1.354	1.347	1.319	1.327	1.253
Swiss franc per euro	0.930	0.993	0.962	0.992	0.993	1.064

Exchange rate movements have an impact on our operating results. In Europe, where we predominantly have local currency selling prices and operating costs, we benefit as the euro strengthens but are adversely affected as the euro weakens. For our Swiss operations, where operating costs are incurred primarily in the Swiss franc and a large portion of revenues are denominated in the euro, we benefit as the Swiss franc weakens but are adversely affected as the franc strengthens. In South Korea, where we have local currency operating costs and U.S. dollar denominated selling prices for exports, we benefit as the South Korean won weakens but are adversely affected as the won strengthens. In Brazil, where we have predominately U.S. dollar selling prices and local currency manufacturing costs, we benefit as the Brazilian real weakens but are adversely affected as the real strengthens. We use foreign exchange forward contracts to manage our exposure arising from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations, which include capital expenditures and net investment in foreign subsidiaries.

See Segment Review below for the impact of foreign currency on each of our segments.

Results of Operations

For the nine months ended December 31, 2023, we reported net income attributable to our common shareholder of $434 million, a decrease of 14% compared to $502 million in the comparable prior year period, and total Adjusted EBITDA of $1,359 million, a decrease of 3% compared to $1,408 million in the comparable prior year period. The decrease in operational performance was primarily driven by lower beverage packaging, aerospace and specialty shipments, less favorable metal benefit from recycling, and a favorable inventory timing effect

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from capitalizing high operating costs in the prior year period. These headwinds were partially offset by higher pricing, including some cost pass-through to customers, higher automotive shipments, some settling of inflationary cost pressures, and favorable foreign exchange.

For fiscal 2023, we reported net income attributable to our common shareholder of $658 million, a decrease compared to $954 million in fiscal 2022. Net income from continuing operations was $659 million for fiscal 2023, a decrease from $1.0 billion in fiscal 2022, and Adjusted EBITDA was $1.8 billion in fiscal 2023, a decrease from $2.0 billion in fiscal 2022. The decrease in operational performance was primarily driven by significantly higher inflationary operating, energy and metal costs as a result of geopolitical instability, supply chain disruptions, rising interest rates, higher SG&A, unfavorable foreign exchange rates, less favorable metal benefit from recycling driven primarily by lower scrap spreads, lower shipments, and a gain of $85 million, net of litigation expenses, from favorable outcomes in a Brazilian tax litigation in the prior year that did not recur during fiscal 2023. These unfavorable factors were partially offset by higher pricing, including some higher cost pass-through to customers, and favorable product mix.

Net cash provided by operating activities – continuing operations was $420 million for the nine months ended December 31, 2023 and $1.2 billion for fiscal 2023. Adjusted Free Cash Flow was $(517 million) for the nine months ended December 31, 2023 and $431 million for fiscal 2023. Refer to “Non-U.S. GAAP Financial Measures” for our definition of Adjusted Free Cash Flow.

Key Sales and Shipment Trends

	Fiscal Year Ended	Nine Months Ended		Fiscal Year Ended	Nine Months Ended
in millions, except percentages and shipments, which are in kt	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023	December 31, 2023
Net sales	$17,149	$14,089	$13,397	$18,486	$12,133
Percentage (decrease) increase in net sales versus comparable prior year period	40%	15%	1%	8%	(14)%
Rolled product shipments
North America	1,467	1,152	1,129	1,515	1,122
Europe	1,067	782	758	1,030	736
Asia	763	534	536	721	527
South America	617	472	468	616	439
Eliminations	(56)	(86)	(63)	(92)	(102)

Total	3,858	2,854	2,828	3,790	2,722

The following summarizes the percentage (decrease) increase in rolled products shipments versus the comparable prior year period:
North America	9%	6%	2%	3%	(3)%
Europe	9%	(1)%	(4)%	(3)%	(6)%
Asia	2%	(5)%	(6)%	(6)%	(1)%
South America	7%	2%	2%	—	(7)%

Total	7%	(1)%	(2)%	(2)%	(5)%

Nine Months Ended December 31, 2023, Compared to the Nine Months Ended December 31, 2022

Net sales were $12.1 billion for the nine months ended December 31, 2023, a decrease of 14% from $14.1 billion in the comparable prior year period, primarily driven by lower average aluminum prices and a 5% decline in total shipments compared to the prior year period. The decrease in aluminum prices was driven primarily by a 13%

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decrease in average LME prices compared to the prior year period. The main drivers for the decrease in shipments are discussed below under Segment Review.

Income from continuing operations before income tax provision was $593 million for the nine months ended December 31, 2023, compared to $649 million in the comparable prior year period. In addition to the factors noted above, the following items affected income from continuing operations before income tax provision.

Cost of Goods Sold (Exclusive of Depreciation and Amortization)

Cost of goods sold (exclusive of depreciation and amortization) was $10.3 billion for the nine months ended December 31, 2023, a decrease of 16% from $12.2 billion in the comparable prior year period, driven primarily by lower average LME aluminum prices and lower production due to reduced demand. Total metal input costs included in cost of goods sold (exclusive of depreciation and amortization) decreased $1.9 billion over the comparable prior year period.

Selling, General and Administrative Expenses

SG&A was $545 million for the nine months ended December 31, 2023, compared to $509 million for the nine months ended December 31, 2022. The increase is mainly due to higher employment expense resulting from higher employment and variable compensation costs, partially offset by cost control measures across our global operations, including a focus on professional services and travel costs.

Depreciation and Amortization

Depreciation and amortization was $406 million for the nine months ended December 31, 2023, compared to $405 million for the nine months ended December 31, 2022.

Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs was $228 million and $198 million for the nine months ended December 31, 2023, and 2022, respectively. This increase is primarily due to higher average interest rates on variable interest rate borrowings.

Loss on Extinguishment of Debt, Net

We recorded a $5 million loss on extinguishment of debt, net for the nine months ended December 31, 2023. This relates to the write-off of unamortized debt issuance costs and discount for the partial extinguishment of the 2020 Term Loan. There were no losses on extinguishments of debt for the nine months ended December 31, 2022.

Restructuring and Impairment Expenses, Net

Restructuring and impairment expenses, net was a net expense of $33 million and $7 million for the nine months ended December 31, 2023, and 2022, respectively. The change primarily relates to the Company’s closure of the Clayton, New Jersey plant in December 2023, which resulted in charges for restructuring activities of $24 million in the current period.

Other (Income) Expenses, Net

Other (income) expenses, net was income of $35 million and an expense of $67 million for the nine months ended December 31, 2023, and 2022, respectively. This change primarily due to the Company incurring realized gains on the change in fair value of derivative instruments, net, of $51 million in the current period compared to losses of $71 million in the prior year period and unrealized losses on the change in fair value of derivative instruments, net, of $4 million in the current period compared to gains of $20 million in the prior year period.

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Taxes

We recognized $159 million of income tax provision for the nine months ended December 31, 2023. Our effective tax rate was primarily driven by the full-year forecasted effective tax rate that takes into account income taxed at rates that differ from the 25% Canadian rate, including withholding taxes, offset with the availability of tax credits and income not subject to tax. We recognized $146 million of income tax provision in the prior comparable period.

Selected Operating Results Nine Months Ended December 31, 2023	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales	$5,031	$3,342	$1,952	$1,831	$(23)	$12,133
Shipments (in kt)
Rolled products – third party	1,122	723	458	419	—	2,722
Rolled products – intersegment	—	13	69	20	(102)	—

Total rolled products	1,122	736	527	439	(102)	2,722
Non-rolled products	12	75	22	82	(1)	190

Total shipments	1,134	811	549	521	(103)	2,912

Selected Operating Results Nine Months Ended December 31, 2022	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales	$5,816	$3,836	$2,289	$2,254	$(106)	$14,089
Shipments (in kt)
Rolled products – third party	1,152	754	493	455	—	2,854
Rolled products – intersegment	—	28	41	17	(86)	—

Total rolled products	1,152	782	534	472	(86)	2,854
Non-rolled products	10	86	24	103	(21)	202

Total shipments	1,162	868	558	575	(107)	3,056

The following table reconciles changes in Adjusted EBITDA for the nine months ended December 31, 2022, to the nine months ended December 31, 2023.

in millions	North America	Europe	Asia	South America	Eliminations and Other(1)	Total
Adjusted EBITDA - Nine Months Ended December 31, 2022	$542	$195	$267	$407	$(3)	$1,408
Volume	(34)	(54)	—	(30)	(26)	(144)
Conversion premium and product mix	78	82	(58)	(24)	57	135
Conversion costs	(48)	(2)	12	(20)	(30)	(88)
Foreign exchange	4	23	21	(7)	(5)	36
Selling, general & administrative and research & development costs(2)	(27)	(13)	(2)	4	4	(34)
Other changes	24	16	10	(3)	(1)	46

Adjusted EBITDA - Nine Months Ended December 31, 2023	$539	$247	$250	$327	$(4)	$1,359

(1)

The recognition of Adjusted EBITDA by a region on an intersegment shipment could occur in a period prior to the recognition of Adjusted EBITDA on a consolidated basis, depending on the timing of when the inventory is sold to the third-party customer. The “Eliminations and Other” column adjusts regional Adjusted EBITDA for intersegment shipments that occur in a period prior to recognition of Adjusted EBITDA on a consolidated basis. The “Eliminations and Other” column also reflects adjustments for

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changes in regional volume, conversion premium and product mix, and conversion costs related to intersegment shipments for consolidation. “Eliminations and Other” must adjust for proportional consolidation of each line item for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP, but we manage our Logan affiliate on a proportionately consolidated basis.
(2)	Selling, general & administrative and research & development costs include costs incurred directly by each segment and all corporate related costs.

North America

Net sales decreased $785 million, or 13%, driven by lower average LME aluminum prices, and a 3% decrease in shipments. Lower specialty shipments due to softer market demand were partially offset by higher automotive and beverage packaging shipments on good demand for domestic production. Adjusted EBITDA was $539 million, a decrease of 1%, primarily driven by lower volume, higher operating costs including a favorable inventory timing effect from capitalizing high operating costs in the prior year period, and higher labor costs, partially offset by favorable product mix and higher product prices, favorable metal benefit, and lower freight expense.

Europe

Net sales decreased $494 million, or 13%, driven by lower average LME aluminum prices a 6% decrease in shipments. Lower beverage packaging, aerospace and specialty shipments were partially offset by higher automotive shipments. Adjusted EBITDA was $247 million, an increase of 27%, primarily driven by higher product prices, favorable foreign exchange rates, and some normalization in energy prices impacted by the Russia-Ukraine conflict, partially offset by lower volume and less favorable metal benefits.

Asia

Net sales decreased $337 million, or 15%, driven primarily by lower average LME aluminum prices and a 1% decrease in shipments. Lower beverage packaging shipments due to customer destocking activities earlier this fiscal year and softer demand were partially offset by higher specialty and automotive shipments. Adjusted EBITDA was $250 million, a decrease of 6%, primarily due to less favorable metal benefit and unfavorable customer mix, partially offset by favorable foreign exchange. Additionally, we incurred lower freight costs compared to the prior year period, which in turn resulted in a lower freight cost pass through in price to customers.

South America

Net sales decreased $423 million, or 19%, driven by lower average LME aluminum prices and a 7% decrease in shipments, nearly all driven by lower beverage packaging shipments due to customer destocking activities earlier this fiscal year and softer demand this year. Adjusted EBITDA was $327 million, a decrease of 20%, primarily due to lower volume, less favorable metal benefit, lower pricing, and unfavorable foreign exchange, partially offset by lower operating costs such as freight and utilities, and lower SG&A due to lowering factoring expense.

Fiscal 2023 Compared to Fiscal 2022

Net sales were $18.5 billion for fiscal 2023, an increase of 8% from $17.1 billion in fiscal 2022, primarily due to a favorable impact of metal price hedging in fiscal 2023, compared to an unfavorable impact in fiscal 2022, resulting from significant volatility in average LME aluminum prices, with the year-on-year change of $1 billion, as well as higher product pricing. These favorable movements were partially offset by a 10% decrease in average LME aluminum prices and a 2% decrease in total shipments compared to fiscal 2022.

Income from continuing operations before income tax provision was $806.0 million for fiscal 2023, a decrease of 38% from $1.3 billion in fiscal 2022. In addition to the factors noted above, the following items affected the change in income from continuing operations before income tax provision.

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Cost of Goods Sold (Exclusive of Depreciation and Amortization)

Cost of goods sold (exclusive of depreciation and amortization) was $16.0 billion for fiscal 2023, an increase of 11% from $14.4 billion in fiscal 2022, driven primarily by higher average aluminum prices in inventory released to cost of goods sold compared to the prior year, cost inflation and less favorable metal benefits from recycling. Total metal input costs included in cost of goods sold (exclusive of depreciation and amortization) increased $1.3 billion over fiscal 2022.

Selling, General and Administrative Expenses

SG&A was $679 million for fiscal 2023 compared to $631 million for fiscal 2022. The increase is primarily due to higher factoring expense resulting from higher interest rates.

Depreciation and Amortization

Depreciation and amortization was $540 million for fiscal 2023 compared to $550 million for fiscal 2022.

Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs was $274 million for fiscal 2023 compared to $227 million for fiscal 2022. The increase is primarily due to higher average interest rates on variable interest rate borrowings.

Loss on Extinguishment of Debt, Net

There were no losses on extinguishment of debt in fiscal 2023. We recorded $64 million in loss on extinguishment of debt, net in fiscal 2022 primarily related to the write-off of unamortized debt issuance costs and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026.

See Note 13 – Debt to our audited annual consolidated financial statements for further information.

Restructuring and Impairment, Net

Restructuring and impairment, net was $33 million in fiscal 2023. This primarily relates to charges for reorganization activities of $21 million resulting from the closure of certain outdated equipment at our Richmond plant in North America.

Restructuring and impairment, net was $1 million in fiscal 2022 related primarily to reorganization activities resulting from the Aleris acquisition, mostly offset by a partial release of certain restructuring liabilities as a result of changes in estimated costs.

See Note 4 – Restructuring and Impairment to our audited annual consolidated financial statements for further information.

Other (Income) Expenses, Net

Other expenses (income), net was an expense of $79 million for fiscal 2023 compared to income of $61 million for fiscal 2022. This change primarily relates to a gain in the comparable prior year period of $85 million on Brazilian tax litigation related to favorable decisions that did not recur in fiscal 2023. Additionally, the Company incurred realized losses on the change in fair value of derivative instruments, net, of $83 million in fiscal 2023 compared to gains of $15 million in fiscal 2022 and unrealized gains on the change in fair value of derivative instruments, net, of $23 million in fiscal 2023 compared to losses of $28 million in fiscal 2022.

Taxes

We recognized $147 million of income tax provision in fiscal 2023, which resulted in an effective tax rate of 19%. This rate was primarily driven by the results of operations taxed at foreign statutory rates that differ from

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the 25% Canadian rate, including withholding taxes; changes to the Brazilian real foreign exchange rate; change in valuation allowances, including a $39 million benefit from the release of certain valuation allowances; and the availability of tax credits. We recognized $281 million in fiscal 2022, which resulted in an effective tax rate of 22%. This rate was primarily driven by the results of operations taxed at foreign statutory tax rates that differ from the 25% Canadian tax rate, including withholding taxes; changes to the Brazilian real foreign exchange rate; changes in valuation allowances, including a $73 million benefit from the release of certain valuation allowances; and the availability of tax credits. See Note 21 – Income Taxes to our audited annual consolidated financial statements for further information.

Segment Review

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical regions and are organized under four operating segments: North America, Europe, Asia, and South America.

The tables below illustrate selected segment financial information (in millions, except shipments which are in kt). For additional financial information related to our operating segments, including the reconciliation of net income attributable to our common shareholder to Adjusted EBITDA, see Note 23 – Segment, Geographical Area, Major Customer and Major Supplier Information to our audited annual consolidated financial statements included in this prospectus.

In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP-based measures, “Eliminations and other” must adjust for proportional consolidation of each line item for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP purposes. However, we manage our Logan affiliate on a proportionately consolidated basis and eliminate intersegment shipments.

Selected Operating Results Fiscal 2023	North America	Europe	Asia	South America	Eliminations and other	Total
Net sales	$7,550	$5,059	$3,014	$2,893	$(30)	$18,486
Shipments (in kt):
Rolled products – third party	1,515	998	678	599	—	3,790
Rolled products – intersegment	—	32	43	17	(92)	—

Total rolled products	1,515	1,030	721	616	(92)	3,790
Non-rolled products	15	117	32	138	(21)	281

Total shipments	1,530	1,147	753	754	(113)	4,071

Selected Operating Results Fiscal 2022	North America	Europe	Asia	South America	Eliminations and other	Total
Net sales	$6,735	$4,720	$3,036	$2,638	$20	$17,149
Shipments (in kt):
Rolled products – third party	1,467	1,038	737	616	—	3,858
Rolled products – intersegment	—	29	26	1	(56)	—

Total rolled products	1,467	1,067	763	617	(56)	3,858
Non-rolled products	13	120	25	99	(35)	222

Total shipments	1,480	1,187	788	716	(91)	4,080

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The following table reconciles changes in Adjusted EBITDA for fiscal 2022 to fiscal 2023 (in millions).

Changes in Adjusted EBITDA	North America	Europe	Asia	South America	Eliminations and other(1)	Total
Adjusted EBITDA – Fiscal 2022	$685	$324	$352	$681	$3	$2,045
Volume	51	(47)	(43)	(1)	(34)	(74)
Conversion premium and product mix(2)	230	228	87	50	(26)	569
Conversion costs	(208)	(185)	(13)	(166)	64	(508)
Foreign exchange	(3)	(38)	(19)	8	—	(52)
Selling, general & administrative and research & development costs(3)	(33)	(16)	(16)	(7)	4	(68)
Other changes	(49)	20	(9)	(43)	(20)	(101)

Adjusted EBITDA – Fiscal 2023	$673	$286	$339	$522	$(9)	$1,811

(1)

The recognition of Adjusted EBITDA by a region on an intersegment shipment could occur in a period prior to the recognition of Adjusted EBITDA on a consolidated basis, depending on the timing of when the inventory is sold to a third-party customer. The “Eliminations and other” column adjusts regional Adjusted EBITDA for intersegment shipments that occur in a period prior to recognition of Adjusted EBITDA on a consolidated basis. The “Eliminations and other” column also reflects adjustments for changes in regional volume, conversion premium and product mix, and conversion costs related to intersegment shipments for consolidation. “Eliminations and other” must adjust for proportional consolidation of each line item for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP, but we manage our Logan affiliate on a proportionately consolidated basis.

(2)	Conversion premium and product mix in Europe includes a $37 million customer contractual obligation benefit recognized during the twelve months ended March 31, 2023.
(3)	Selling, general & administrative and research & development costs include costs incurred directly by each segment and all corporate related costs.

North America

Net sales increased $815 million, or 12%, primarily driven by a favorable impact of metal price hedging in fiscal 2023, compared to an unfavorable impact in fiscal 2022, with the year-on-year change amounting to $563 million, higher product pricing, and a 3% increase in product shipments, partially offset by a decrease in LME aluminum prices. The increase in shipments is due to higher automotive shipments as semiconductor challenges in fiscal 2022 have eased and higher full year beverage packaging shipments despite some beverage packaging customers reducing excess inventory in the second half of fiscal 2023, partially offset by lower specialty shipments due to softer demand in a weaker economic environment. Adjusted EBITDA was $673 million, a decrease of 2%, primarily driven by higher operating costs due to inflation, geopolitical instability, global supply chain disruptions, and less favorable metal benefit. In addition, SG&A and other changes increased versus fiscal 2022 mainly due to an increase in factoring expense resulting from higher interest rates, partially offset by higher volume, favorable product mix, and higher product prices.

Europe

Net sales increased $339 million, or 7%, primarily driven by a favorable impact of metal price hedging in fiscal 2023, compared to an unfavorable impact in fiscal 2022, with the year-on-year change amounting to $239 million, and by higher product pricing, partially offset by a decrease in LME aluminum prices and a 3% decrease in shipments. The decrease in shipments is driven by lower specialty shipments due to softer demand in a weaker economic environment and lower beverage packaging shipments due to customers reducing their excess inventory, partially offset by higher automotive and aerospace shipments as semiconductor challenges ease and

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air travel demand recovers. Adjusted EBITDA was $286 million, a decrease of 12%, primarily driven by higher energy and other operating costs due to inflation, geopolitical instability, and global supply chain disruptions, unfavorable foreign exchange rates, lower metal benefits and higher factoring expense resulting from higher interest rates. These factors are partially offset by favorable product mix on improving automotive and aerospace shipments, and higher product prices, as well as a $37 million customer contractual obligation benefit and a $10 million Duffel settlement benefit in fiscal 2023.

Asia

Net sales decreased $22 million, or 1%, driven primarily by a 6% decrease in shipments and a decrease in LME aluminum prices, partially offset by a favorable impact of metal price hedging in fiscal 2023, compared to an unfavorable impact in fiscal 2022, with the year-on-year change amounting to $136 million, and by higher product pricing. The decrease in shipment is driven by lower specialty shipments due to planned portfolio optimization to focus on more profitable product offerings and lower automotive shipments impacted by COVID-19 pandemic-related supply chain disruption in China in fiscal 2023, partially offset by higher aerospace shipments as recovery in air travel improves demand for aerospace plate and sheet. Adjusted EBITDA was $339 million, a decrease of 4%, primarily due to lower volume, higher energy and other operating costs due to inflation, geopolitical instability, and global supply chain disruptions, and unfavorable foreign exchange, partially offset by higher product prices and lower freight costs.

South America

Net sales increased $255 million, or 10%, primarily driven by a favorable impact of metal price hedging in fiscal 2023, compared to an unfavorable impact in fiscal 2022, with the year-on-year change amounting to $104 million, and by higher product pricing, partially offset by a decrease in LME aluminum prices, while rolled product shipments remained flat year over year. Adjusted EBITDA was $522 million, a decrease of 23%, primarily due to prior year gains from the principal amount net of litigation expenses from favorable outcomes of Brazil tax litigation that did not recur in fiscal 2023, as well as less favorable metal benefit, and higher energy and other operating costs due to inflation, geopolitical instability, and global supply chain disruptions. These factors were partially offset by higher product prices and favorable foreign exchange rates.

Liquidity and Capital Resources

We believe we maintain adequate liquidity levels through a combination of cash and availability under committed credit facilities. Our cash and cash equivalents and availability under committed credit facilities aggregated to $2.1 billion of liquidity as of December 31, 2023. Our primary liquidity sources are cash flows from operations, working capital management, cash, and liquidity under our debt agreements. Our recent business investments are being funded through cash flows generated by our operations and a combination of local financing and our senior secured credit facilities. We expect to be able to fund both our short- and long-term liquidity needs, such as our continued expansions, servicing our debt obligations, and providing sufficient liquidity to operate our business, through one or more of the following: the generation of operating cash flows, working capital management, our existing debt facilities (including refinancing), and new debt issuances, as necessary.

Available Liquidity

Our available liquidity as of December 31, 2023, March 31, 2023 and March 31, 2022, is as follows.

in millions	December 31, 2023	March 31, 2023	March 31, 2022
Cash and cash equivalents	$787	$1,498	$1,070

Availability under committed credit facilities	1,353	1,101	1,499

Total available liquidity	$2,140	$2,599	$2,569

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The decrease in total available liquidity between March 31, 2023 and December 31, 2023 relates to the decrease in cash and cash equivalents, primarily resulting from investing activities during the period, partially offset by an increase in availability under our ABL Revolver facility due to a lower outstanding balance compared to prior period. The increase in total available liquidity between March 31, 2022 and March 31, 2023 was primarily due to an increase in our cash and cash equivalents largely offset by a decrease in the availability under committed credit facilities, which was primarily driven by increased borrowing on the ABL Revolver during fiscal 2023 compared to fiscal 2022. See Note 5 – Debt to our unaudited interim condensed consolidated financial statements and Note 13 – Debt to our audited annual consolidated financial statements included in this prospectus for more details about our availability under committed credit facilities.

Cash and cash equivalents includes cash held in foreign countries in which we operate. As of December 31, 2023, we held $47 million of cash and cash equivalents in Canada, in which we are incorporated, compared to $13 million as of March 31, 2023, with the rest held in other countries in which we operate. As of December 31, 2023, we held $306 million of cash in jurisdictions for which we have asserted that earnings are permanently reinvested, compared to $699 million as of March 31, 2023, and we plan to continue to fund operations and local expansions with cash held in those jurisdictions. Cash held outside of Canada is free from significant restrictions that would prevent the cash from being accessed to meet the Company’s liquidity needs, including, if necessary, to fund operations and service debt obligations in Canada. Upon the repatriation of any earnings to Canada, in the form of dividends or otherwise, we could be subject to Canadian income taxes (subject to adjustment for foreign taxes paid and the utilization of the large cumulative net operating losses we have in Canada) and withholding taxes payable to the various foreign jurisdictions. As of December 31, 2023, we do not believe adverse tax consequences exist that restrict our use of cash and cash equivalents in a material manner.

We use derivative contracts to manage risk as well as liquidity. Under our terms of credit with counterparties to our derivative contracts, we do not have any material margin call exposure. No material amounts have been posted by Novelis nor do we hold any material amounts of margin posted by our counterparties. We settle derivative contracts in advance of billing on the underlying physical inventory and collecting payment from our customers, which temporarily impacts our liquidity position. The lag between derivative settlement and customer collection typically ranges from 30 to 90 days.

Obligations

Our material cash requirements include future contractual and other obligations arising in the normal course of business. These obligations primarily include debt and related interest payments, finance and operating lease obligations, postretirement benefit plan obligations, and purchase obligations.

Debt

As of December 31, 2023, we had an aggregate principal amount of debt, excluding finance leases, of $5.5 billion, with $576 million due within 12 months, as compared to $5.7 billion as of March 31, 2023, with $743 million due within 12 months. In addition, we are obligated to make periodic interest payments at fixed and variable rates, depending on the terms of the applicable debt agreements. Based on applicable interest rates and scheduled debt maturities as of December 31, 2023, our total interest obligation on long-term debt totaled an estimated $1.2 billion, with $239 million payable within 12 months, as compared to $1.2 billion as of March 31, 2023, with $237 million payable within 12 months. Actual future interest payments may differ from these amounts based on changes in floating interest rates or other factors or events. Excluded from these amounts are interest related to finance lease obligations, the amortization of debt issuance costs, and other costs related to indebtedness. See “—Description of Outstanding Indebtedness” for more information about our debt arrangements.

Leases

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain office space under finance lease arrangements. As of December 31, 2023, we had aggregate finance lease

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obligations of $19 million, with $7 million due within 12 months, as compared to $31 million as of March 31, 2023, with $16 million due within 12 months. This includes both principal and interest components of future minimum finance lease payments. Excluded from these amounts are insurance, taxes, and maintenance associated with the property. As of December 31, 2023, we had aggregate operating lease obligations of $114 million, with $23 million due within 12 months, as compared to $133 million as of March 31, 2023, with $28 million due within 12 months. This includes the minimum lease payments for non-cancelable leases for property and equipment used in our operations. Excluded from these amounts are insurance, taxes, and maintenance associated with the properties and equipment as well as future minimum lease payments related to operating leases signed but not yet commenced. We do not have any operating leases with contingent rents. See Note 11 – Leases to our audited annual consolidated financial statements and Note 5 – Debt to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for further discussion of our operating and finance leases.

Postretirement Benefit Plans

Obligations for postretirement benefit plans are estimated based on actuarial estimates using benefit assumptions for, among other factors, discount rates, rates of compensation increases, and health care cost trends. As of March 31, 2023, payments for pension plan benefits and other post-employment benefits estimated through 2033 were $1.2 billion, with $106 million due within 12 months. See Note 15 – Postretirement Benefit Plans to our audited annual consolidated financial statements and Note 7 – Postretirement Benefit Plans to our unaudited interim condensed consolidated financial statements included in this prospectus for further discussion.

Purchase Obligations and Other

Purchase obligations include agreements to purchase goods (including raw materials and capital expenditures) and services that are enforceable and legally binding on us and that specify all significant terms. Some of our raw material purchase contracts have minimum annual volume requirements. In these cases, we estimate our future purchase obligations using annual minimum volumes and costs per unit that are in effect as of December 31, 2023. As of March 31, 2023, we had aggregate purchase obligations of $16.7 billion, with $6.8 billion due within 12 months.

Due to volatility in the cost of our raw materials, actual amounts paid in the future may differ from these amounts. Excluded from these amounts are the impact of any derivative instruments and any early contract termination fees, such as those typically present in energy contracts. Purchase obligations do not include contracts that can be cancelled without significant penalty.

The future cash flow commitments we may have related to derivative contracts are from the figures above as these are fair value measurements determined at an interim date within the contractual term of the arrangement and, accordingly, do not represent the ultimate contractual obligation (which could ultimately become a receivable). As a result, the timing and amount of the ultimate future cash flows related to our derivative contracts, including the $187 million of derivative liabilities recorded on our balance sheet as of December 31, 2023 and $136 million of derivative liabilities as of March 31, 2023, are uncertain. In addition, stock compensation is excluded from the above figures as it is a fair value measurement determined at an interim date and is not considered a contractual obligation. Furthermore, due to the difficulty in determining the timing of settlements, the above figures also exclude $79 million of uncertain tax positions as of December 31, 2023, and $73 million of uncertain tax positions as of March 31, 2023. See Note 21 – Income Taxes to our audited annual consolidated financial statements and Note 5 – Debt to our unaudited interim condensed consolidated financial statements included in this prospectus for more information.

There are no additional material off-balance sheet arrangements.

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Cash Flow Summary

	Nine Months Ended December 31,			Fiscal
in millions	2023	2022	Change	2023	2022	Change
Net cash provided by operating activities	$420	$309	$111	$1,208	$1,143	$65
Net cash used in investing activities	(935)	(478)	(457)	(775)	(473)	(302)
Net cash (used in) provided by financing activities	(189)	263	(452)	24	(615)	639

Operating Activities

For the nine months ended December 31, 2023, the increase in net cash provided by operating activities primarily relates to favorable changes in working capital, partially offset by lower Adjusted EBITDA.

For fiscal 2023, the increase in net cash provided by operating activities primarily relates to lower net cash outflows from changes in working capital, partially offset by lower Adjusted EBITDA and unfavorable metal price lag.

Net Cash Provided by Operating Activities – Continuing Operations and Adjusted Free Cash Flow

Refer to “Non-U.S. GAAP Financial Measures” for our definition of Adjusted Free Cash Flow.

The following tables shows net cash provided by operating activities – continuing operations and Adjusted Free Cash Flow for the nine months ended December 31, 2023 and 2022 and for fiscal 2023 and fiscal 2022 and the change between periods, as well as the ending balances of cash and cash equivalents.

	Nine Months Ended December 31,			Fiscal
in millions	2023	2022	Change	2023	2022	Change
Net cash provided by operating activities – continuing operations	$420	$321	$99	$1,220	$1,132	$88
Net cash used in investing activities – continuing operations	(935)	(478)	(457)	(775)	(473)	(302)
Plus: Cash used in the acquisition of business and other investments, net of cash acquired	—	4	(4)	7	—	7
Less: Proceeds from sales of assets and business, net of transactions fees, cash income taxes and hedging	(2)	(5)	3	(9)	(10)	1

Adjusted Free Cash Flow from continuing operations	(517)	(158)	(359)	443	649	(206)
Net cash (used in) provided by operating activities – discontinued operations	—	(12)	12	(12)	11	(23)

Adjusted Free Cash Flow	$(517)	$(170)	$(347)	$431	$660	$(229)

Ending cash and cash equivalents	$787	$1,126	$(339)	$1,498	$1,070	$428

Investing Activities

For the nine months ended December 31, 2023, net cash used in investing activities was primarily attributable to capital expenditures of $960 million.

For fiscal 2023, the change in net cash used in investing activities over the prior fiscal year primarily relates to higher capital expenditures of $786 million in fiscal 2023 compared to $446 million in fiscal 2022.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Financing Activities

The following represents proceeds from the issuance of long-term and short-term borrowings during the nine months ended December 31, 2023 and during fiscal 2023.

	Nine Months Ended	Fiscal
in millions	December 31, 2023	2023
Floating rate Term Loans, due September 2026	$482	$—
Short-term borrowings in Brazil	150	50
Bank overdrafts	67	—

Proceeds from issuance of long-term and short-term borrowings	$699	$50

The following represents principal payments of long-term and short-term borrowings during the nine months ended December 31, 2023 and during fiscal 2023.

	Nine Months Ended	Fiscal
in millions	December 31, 2023	2023
Brazil Loan, due June 2023	$(30)	$—
Short-term Axis Loan	—	(314)
Short-term borrowing in Brazil	(50)	(50)
Brazil Loan, due December 2023	(20)	—
Floating rate Term Loans, due January 2025	(484)	(8)
Floating rate Term Loans, due March 2028	(6)	(5)
China Bank Loans, due August 2027	(3)	(6)
Finance leases and other repayments	(11)	(7)

Principal payments of long-term and short-term borrowings	$(604)	$(390)

The following represents inflows (outflows) from revolving credit facilities and other, net during the nine months ended December 31, 2023 and during fiscal 2023.

	Nine Months Ended	Fiscal
in millions	December 31, 2023	2023
ABL Revolver	$(223)	$448
China credit facility	(57)	15
Korea credit facility	(1)	8

Revolving credit facilities and other, net	$(281)	$471

In September 2023, we amended the Term Loan Facility and the amendment was accounted for as a partial extinguishment of the 2020 Term Loans, whereby $482 million of the $750 million outstanding at the time of the transaction was deemed an extinguishment and the remaining $268 million was deemed a modification of debt.

In addition to the activities shown in the tables above, we paid debt issuance costs of $3 million and $6 million during the nine months ended December 31, 2023, and 2022, respectively. We also paid a return of capital to our common shareholder in the amount of $100 million during the nine months ended December 31, 2022.

In addition to the activities shown in the tables above during fiscal 2023, we paid $7 million in debt issuance costs, primarily related to the August 2022 amendment to our ABL Revolver. We also paid return of capital to our common shareholder in the amount of $100 million during fiscal 2023.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

During fiscal 2022, there were $2.0 billion issuances of long-term and short-term borrowings, including $1.5 billion in issuances of Senior Notes. The proceeds from the issuance of the 3.250% Senior Notes, due November 2026 and the 3.875% Senior Notes, due August 2031 were used to redeem the $1.5 billion principal amount outstanding on the 5.875% Senior Notes, due September 2026.

Additionally, we had $415 million of short-term issuances in fiscal 2022, $315 million of which related to the short-term loan with Axis Bank Limited entered into in January 2022. The proceeds of the short-term loan were applied to voluntarily prepay the outstanding principal balance on our floating rate Term Loans, due June 2022.

During fiscal 2022, we also issued $50 million of loans in Brazil and $20 million in floating rate Term Loans, due March 2028.

As a result of our issuances in fiscal 2022, we paid $25 million in debt issuance costs, $22 million of which related to the issuance of new Senior Notes in the period and $3 million related to prior period issuances. We also paid a return of capital to our common shareholder in the amount of $100 million.

Loss on Extinguishment of Debt, Net

We recorded a $5 million loss on extinguishment of debt, net for the nine months ended December 31, 2023. This relates to the write-off of unamortized debt issuance costs and discount for the partial extinguishment of the 2020 Term Loan. There were no losses on extinguishments of debt for the nine months ended December 31, 2022.

During fiscal 2022, we recorded $64 million in loss on extinguishment of debt, net. This primarily related to the write-off of unamortized debt issuance costs of $13 million and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026. Additionally, a loss on extinguishment of debt of $2 million was recorded as a result of the repayment of our 2017 Term Loans, which was offset by a gain on extinguishment of debt of $2 million resulting from the repayment of the Zhenjiang Term Loans.

During fiscal 2023, we did not incur any loss on extinguishment of debt, net.

Description of Outstanding Indebtedness

Senior Secured Credit Facilities

As of December 31, 2023, the senior secured credit facilities consisted of (i) a secured term loan credit facility (“Term Loan Facility”) and (ii) a $2.0 billion asset-based loan facility (“ABL Revolver”). The senior secured credit facilities contain various affirmative covenants, including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payment of taxes, employee benefits, and (subject to certain limitations) causing new subsidiaries to pledge collateral and guaranty our obligations. The senior secured credit facilities also include various customary negative covenants and events of default, including limitations on our ability to incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments, loans, and advances; pay dividends or returns of capital and distributions beyond certain amounts; engage in mergers, amalgamations, or consolidations; engage in certain transactions with affiliates; and prepay certain indebtedness. The Term Loan Facility also contains a financial maintenance covenant that prohibits Novelis’ senior secured net leverage ratio as of the last day of each fiscal quarter period as measured on a rolling four quarter basis from exceeding 3.50 to 1.00, subject to customary equity cure rights. The senior secured credit facilities include a cross-default provision under which lenders could accelerate repayment of the loans if a payment or non-payment default arises under any other indebtedness with an aggregate principal amount of more than $100 million (or, in the case of the Term Loan Facility, under the ABL Revolver regardless of the amount outstanding). The senior secured credit facilities are guaranteed by the Company’s direct parent, AV Minerals (Netherlands) N.V., and certain of the Company’s direct and indirect

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subsidiaries and are secured by a pledge of substantially all of the assets of the Company and the guarantors, including the shares in Novelis held by the selling shareholder. Upon the closing of this offering, the selling shareholder will be released from its guarantees of the senior secured credit facilities, and the shares in Novelis sold in this offering will be released from the related pledges. Following the closing of this offering, the remaining Novelis shares held by the selling shareholder will continue to be pledged to secure the Company’s obligations under the senior secured credit facilities.

Short-Term Debt:

As of December 31, 2023, our short-term borrowings totaled $552 million, which consisted of $238 million of borrowings on our ABL Revolver, $200 million in short-term Brazil loans, $67 million in bank overdrafts, and $47 million in short-term China loans (CNY 336 million). The weighted average interest rate on the short-term borrowings was 5.41% and 6.67% as of December 31, 2023, and March 31, 2023, respectively.

In January 2022, we entered into a $315 million short-term loan with Axis Bank Limited, IFSC Banking Unit, Gift City, as administrative agent and lender. The short-term loan was subject to 0.25% quarterly amortization payments and accrued interest at SOFR plus 0.90%. The short-term loan matured in November 2022 and we repaid the remaining principal balance of this loan in full at the maturity date.

ABL Revolver

As of December 31, 2023, the commitments under our senior secured ABL Revolver are $2.0 billion.

In October 2021, we amended the ABL Revolver facility. Prior to the USD LIBOR transition date, loans denominated in USD under the ABL Revolver accrued interest at a rate of LIBOR plus a spread of 1.25% to 1.75% based on excess availability. The amendment provides for replacement reference rates, as applicable, based on the currency of the loan, as well as applicable spreads on and after the USD LIBOR transition date. The USD LIBOR transition date is defined as the earlier of (a) when the ICE Benchmark Administration ceases to provide the USD LIBOR and there is no available tenor of USD LIBOR or the Financial Conduct Authority announces all available tenors of USD LIBOR are no longer representative or (b) an early opt-in effective date.

In April 2022, we amended the ABL Revolver facility to increase the limit on committed letters of credit under the facility to $275 million. There were no material costs incurred or accounting impacts as a result of this amendment.

In August 2022, we amended the ABL Revolver facility to, among other things, increase the commitment under the ABL Revolver by $500 million to $2.0 billion and extend the maturity of the ABL Revolver until August 18, 2027. The amendment provides that new borrowings under the ABL Revolver facility made subsequent to the date of the amendment will incur interest at Term SOFR, EURIBOR, SONIA or SARON, as applicable based on the currency of the loan, plus a spread of 1.10% to 1.60% based on excess availability. The ABL Revolver facility also permits us to elect to borrow USD loans that accrue interest at a base rate (determined based on the greatest of one month Term SOFR plus 1.00%, a prime rate or an adjusted federal funds rate) plus a prime spread of 0.10% to 0.60% based on excess availability. As a result of this debt modification, the Company incurred $7 million of financing fees, which will be amortized over the term of the loan.

The ABL Revolver has a provision that allows the existing commitments under the ABL Revolver to be increased by an additional $750 million. The lenders under the ABL Revolver have not committed to provide any such additional commitments. The ABL Revolver has various customary covenants including maintaining a specified minimum fixed charge coverage ratio of 1.25 to 1.0 if an event of default has occurred and is continuing and/or excess availability is less than the greater of (1) $150 million and (2) 10% of the lesser of the total ABL Revolver commitment and the borrowing base. The ABL Revolver matures on August 18, 2027, provided that in the event that the Term Loan Facility or certain other indebtedness is outstanding 60 days prior

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to its maturity (and not refinanced with a maturity date later than February 15, 2028), then the ABL Revolver will mature 60 days prior to the maturity date for such other indebtedness, as applicable; unless excess availability under the ABL Revolver is at least (1) 17.5% of the lesser of the total ABL Revolver commitment and the borrowing base or (2) 12.5% of the lesser of the total ABL Revolver commitment and the borrowing base, while also maintaining the minimum fixed charge ratio test of at least 1.25 to 1.

As of December 31, 2023, we were in compliance with the covenants for our ABL Revolver.

As of December 31, 2023, we had $238 million in borrowings under the ABL Revolver and were in compliance with debt covenants. We utilized $45 million of the ABL Revolver for letters of credit. We had availability of $1.2 billion on the ABL Revolver, including $230 million of remaining availability that can be utilized for letters of credit.

China Short-Term Borrowings

As of December 31, 2023, we had $47 million (CNY 336 million) under uncommitted lines of credit outstanding to support working capital expenditures in China. Such short-term borrowings are unsecured and bear fixed interest rates ranging from 2.86% to 3.15%.

Brazil Short-Term Borrowings

As of December 31, 2023, we had $200 million in short-term borrowings in Brazil, bearing interest rates ranging from 5.80% to 6.30%.

Long-Term Debt:

Term Loan Facility

The Term Loan Facility requires customary mandatory prepayments with excess cash flow, other asset sale proceeds, casualty event proceeds, and proceeds of prohibited indebtedness, all subject to customary reinvestment rights and exceptions. The loans under the Term Loan Facility may be prepaid, in full or in part, at any time at Novelis’ election without penalty or premium. The Term Loan Facility allows for additional term loans to be issued in an amount not to exceed $300 million (or its equivalent in other currencies) plus an unlimited amount if, after giving effect to such incurrences on a pro forma basis, the secured net leverage ratio does not exceed 3.00 to 1.00. The Term Loan Facility also allows for additional term loans to be issued in an amount to refinance loans outstanding under the Term Loan Facility. The lenders under the Term Loan Facility have not committed to provide any such additional term loans.

As of December 31, 2023, we were in compliance with the covenants of our Term Loan Facility.

On March 31, 2023, we amended the Term Loan Facility, primarily to modify the reference rate used to determine interest from LIBOR to SOFR. Term loans under the Term Loan Facility will, beginning with the interest period commencing June 30, 2023, accrue interest at SOFR plus a 0.15% credit spread adjustment plus a spread of 1.75% in the case of the 2020 Term Loans, or a spread of 2.00% in the case of the 2021 Term Loans. During fiscal 2021, the Company adopted the practical expedient for Reference Rate Reform related to its debt arrangements and as such, this amendment is treated as a continuation of the existing debt agreement and no gain or loss on the modification was recorded. The Company did not record any gains or losses on the conversion of the reference rate for the borrowings under the Term Loan Facility from LIBOR to SOFR.

2021 Term Loans

In March 2021, we borrowed $480 million of term loans due March 2028 (the “2021 Term Loans”) under our Term Loan Facility, with an additional $20 million being borrowed under the 2021 Term Loans in April 2021.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

We incurred debt issuance costs of $9 million for the 2021 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan. The 2021 Term Loans mature on March 31, 2028 and are subject to 0.25% quarterly amortization payments. From April 2020 to immediately prior to the interest period commencing June 30, 2023, the 2021 Term Loans accrue interest at LIBOR plus 2.00%. Beginning with the interest period commencing June 30, 2023, the 2021 Term Loans accrue interest at Adjusted SOFR plus 2.00%. The proceeds of the 2021 Term Loans were applied to repay a portion of the 2017 Term Loans.

2023 Term Loans

In September 2023, we amended the Term Loan Facility and borrowed $750 million of term loans (the “2023 Term Loans”). The proceeds of the 2023 Term Loan were used to repay the previously issued term loans due January 2025 (the “2020 Term Loans”). The 2023 Term Loans mature on September 25, 2026, are subject to 0.25% quarterly amortization payments and accrue interest at SOFR plus 1.65%.

In accordance with ASC 470, Debt, the amendment was accounted for as a partial extinguishment of the 2020 Term Loans, whereby $482 million of the $750 million outstanding at the time of the transaction was deemed an extinguishment and $268 million was deemed a modification of debt. As a result of this transaction, we recorded a loss on extinguishment of debt of $5 million in the second quarter of fiscal 2024.

Senior Notes

The 3.250% Senior Notes due November 2026 (the “2026 Senior Notes”), the 3.3755% Senior Notes due April 2029 (the “2029 Senior Notes”), 4.750% Senior Notes due January 2030 (the “2030 Senior Notes”) and 3.875% Senior Notes due August 2031 (the “2031 Senior Notes”, and collectively, the “Senior Notes”) are guaranteed, jointly and severally, on a senior unsecured basis, by Novelis Inc. and certain of its subsidiaries. The Senior Notes contain customary covenants and events of default that will limit our ability and, in certain instances, the ability of certain of our subsidiaries to incur additional debt and provide additional guarantees; pay dividends or return capital beyond certain amounts and make other restricted payments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of certain of Novelis’ subsidiaries to pay dividends or make other distributions to Novelis or certain of Novelis’ subsidiaries, as applicable; engage in certain transactions with affiliates; enter into sale and leaseback transactions; designate subsidiaries as unrestricted subsidiaries; and consolidate, merge, or transfer all or substantially all of our assets and the assets of certain of our subsidiaries. During any future period in which either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. have assigned an investment grade credit rating to the Senior Notes and no default or event of default under the indenture has occurred and is continuing, certain of the covenants will be suspended. The Senior Notes include customary events of default, including a cross-acceleration event of default. The Senior Notes also contain customary call protection provisions for our bondholders that extend through November 2023 for the 3.250% Senior Notes due November 2026, through April 2024 for the 3.375% Senior Notes due April 2029, through January 2025 for the 4.750% Senior Notes due January 2030, and through August 2026 for the 3.875% Senior Notes due August 2031.

As of December 31, 2023, we were in compliance with the covenants for our Senior Notes.

2026 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of 2026 Senior Notes. The 2026 Senior Notes mature on November 15, 2026 and are subject to semi-annual interest payments that will accrue at a rate of 3.250% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption of a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt

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issuance costs of $11 million for the 2026 Senior Notes, which are amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2029 Senior Notes

In March 2021, Novelis Sheet Ingot GmbH, an indirect wholly owned subsidiary of Novelis Inc., organized under the laws of Ireland, issued €500 million in aggregate principal amount of 2029 Senior Notes. The 2029 Senior Notes are subject to semi-annual interest payments and mature on April 15, 2029. The proceeds were used to pay down a portion of the 2017 Term Loans, plus accrued and unpaid interest. In addition, we intend to allocate an amount equal to the net proceeds received from this issuance to finance and/or refinance new and/or existing eligible green projects, which are currently contemplated to consist of renewable energy or pollution prevention and control type projects. We incurred debt issuance costs of $13 million for the 2029 Senior Notes, which are amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2030 Senior Notes

In January 2020, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.6 billion in aggregate principal amount of the 2030 Senior Notes. The 2030 Senior Notes are subject to semi-annual interest payments and mature on January 30, 2030.

2031 Senior Notes

In August 2021, Novelis Corporation, a wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of the 2031 Senior Notes. The 2031 Senior Notes mature on August 15, 2031 and are subject to semi-annual interest payments that will accrue at a rate of 3.875% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2031 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

China Bank Loans

In September 2019, we entered into a credit agreement with the Bank of China to provide up to CNY 500 million in unsecured loans to support certain capital expansion projects in China. As of December 31, 2023, we had $59 million (CNY 420 million) of borrowings on our China bank loans. The borrowings bear a fixed interest rate of 3.9%.

Brazil Loans

In December 2021, we borrowed $30 million and $20 million of bank loans in Brazil. One of these loans matured in June 2023 and the other matured in December 2023, each bearing a fixed interest rate of 1.80%. The payment of principal and interest was settled at maturity.

Finance lease obligations and other debt

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain office space under finance lease arrangements. As of December 31, 2023, we had aggregate finance lease obligations of $19 million, with $7 million due within 12 months. This includes both principal and interest components of future minimum finance lease payments. Excluded from these amounts are insurance, taxes, and maintenance associated with the property.

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Capital Allocation Framework

In May 2021, Novelis announced a capital allocation framework that laid out the general guidelines for use of post-maintenance capital expenditure Adjusted Free Cash Flow for the next five years. Annual maintenance capital expenditures are between $300 million to $350 million. The priority at that time was to reduce long-term debt by $2.6 billion from its peak in the first quarter of fiscal 2021 after the Aleris acquisition and to target a net leverage ratio of approximately 2.5x. Having achieved both targets by the end of fiscal 2022, the priority has now shifted to organic growth capital expenditures. We believe the long-term demand trends for flat-rolled aluminum products remain strong, and we have identified approximately $6.4 billion of potential organic capital investment opportunities to grow our business through debottlenecking, recycling, and new capacity investments, with approximately $4.9 billion already under construction, focused on increasing capacity and capabilities that meet growing customer demand and align with our sustainability commitments. We are pacing capital investments and prioritizing specific investments of approximately $4.9 billion that are already under construction. We intend to maintain a medium-term net leverage ratio around 3x and are targeting the payment of quarterly dividends of approximately $   , which would be distributed to our shareholders on a pro rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments governing our indebtedness, being in compliance with the appropriate indentures and covenants under the instruments that govern our indebtedness, and other relevant factors.

On August 1, 2023, our board of directors approved a return of capital to our common shareholder of up to $100 million, expected to be paid during fiscal 2024. The timing and the final amount of the return of capital is subject to change based upon final shareholder approval. Past payments of dividends or returns of capital as a private company should not be construed as a guarantee of future declaration or payment of dividends or returns of capital in the same amounts or at all.

Environment, Health and Safety

We strive to be a leader in environment, health and safety standards. Our environment, health and safety system is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001 or ISO 45001, international occupational health and safety management standards. As of March 31, 2023 and 2022, 24 of our facilities were OHSAS 18001 or ISO 45001 certified. As of March 31, 2023 and 2022, 28 of our facilities were ISO 14001 certified. In addition, as of March 31, 2023 and 2022, 30 of our facilities were certified to one of the following quality standards: ISO 9001, TS 16949, IATF 16949.

Our expenditures for environmental protection (including estimated and probable environmental remediation costs as well as general environmental protection costs at our facilities) and the betterment of working conditions in our facilities were $19 million during fiscal 2023, of which $18 million was expensed and $1 million was capitalized. We expect that these expenditures will be approximately $21 million in fiscal 2024, of which we estimate $15 million will be expensed and $6 million will be capitalized. Generally, expenses for environmental protection are recorded in cost of goods sold (exclusive of depreciation and amortization). However, significant remediation costs that are not associated with on-going operations are recorded in restructuring and impairment, net.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations, liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors we believe to be relevant at the time we prepare our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our

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consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 – Business and Summary of Significant Accounting Policies to our audited annual consolidated financial statements and Note 1 – Business and Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements included in this prospectus. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management to make difficult, subjective or complex judgments, and to make estimates about the effect of matters that are inherently uncertain. Although management believes that the estimates and judgments discussed herein are reasonable, actual results could differ, which could result in gains or losses that could be material. We have reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

Derivative Financial Instruments

We hold derivatives for risk management purposes and not for trading. We use derivatives to mitigate uncertainty and volatility caused by underlying exposures to metal prices, foreign exchange rates, interest rates, and energy prices. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices for commodity and foreign exchange rates. See Note 17 – Financial Instruments and Commodity Contracts and Note 19 – Fair Value Measurements to our audited annual consolidated financial statements and Note 9 – Financial Instruments and Commodity Contracts and Note 11 – Fair Value Measurements to our unaudited interim condensed consolidated financial statements included in this prospectus for discussion on fair value of derivative instruments.

We may be exposed to losses in the future if the counterparties to our derivative contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Additionally, we enter into master netting agreements with contractual provisions that allow for netting of counterparty positions in case of default, and we do not face credit contingent provisions that would result in the posting of collateral.

For derivatives designated as fair value hedges, we assess hedge effectiveness by formally evaluating the high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. The changes in the fair values of the underlying hedged items are reported in other current and noncurrent assets and liabilities in the consolidated balance sheets. Changes in the fair values of these derivatives and underlying hedged items generally offset, and the entire change in the fair value of derivatives is recorded in the statement of operations line item consistent with the underlying hedged item.

For derivatives designated as cash flow hedges or net investment hedges, we assess hedge effectiveness by formally evaluating the high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is included in other comprehensive income (loss) and reclassified to earnings in the period in which earnings are impacted by the hedged items or in the period that the transaction becomes probable of not occurring. Gains or losses representing reclassifications of other comprehensive income (loss) to earnings are recognized in the same line item that is impacted by the underlying exposure. We exclude the time value component of foreign currency and aluminum price risk hedges when measuring and assessing effectiveness to align our accounting policy with risk management objectives when it is necessary. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will no

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longer be designated as a cash flow hedge and future gains or losses on the derivative will be recognized in other expenses (income), net.

For all derivatives designated as hedging relationships, gains or losses representing amounts excluded from effectiveness testing are recognized in other expenses (income), net in our current period earnings. If no hedging relationship is designated, gains or losses are recognized in other expenses (income), net in our current period earnings.

Consistent with the cash flows from the underlying risk exposure, we classify cash settlement amounts associated with designated derivatives as part of either operating or investing activities in the consolidated statements of cash flows. If no hedging relationship is designated, we classify cash settlement amounts as part of investing activities in the consolidated statement of cash flows.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of acquired companies. We estimated fair value of the identifiable net assets using a number of factors, including the application of multiples and discounted cash flow estimates. The carrying value of goodwill for each of our reporting units, which is tested for impairment annually, follows.

in millions	As of March 31, 2023
North America	$660
Europe	234
Asia	41
South America	141

Goodwill	$1,076

Goodwill is not amortized; instead, it is tested for impairment annually or more frequently if indicators of impairment exist. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of March 31 of each fiscal year. We do not aggregate components of operating segments to arrive at our reporting units, and as such our reporting units are the same as our operating segments.

ASC 350, Intangibles - Goodwill provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the one-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the one-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the one-step quantitative impairment test.

For our fiscal 2023 test, we elected to perform the one-step quantitative impairment test, where we compared the fair value of each reporting unit to its carrying amount, and if the quantitative test indicates that the carrying value of a reporting unit exceeds the fair value, such excess is to be recorded as an impairment. For purposes of our quantitative analysis, our estimate of fair value for each reporting unit as of the testing date is based on a weighted average of the value indication from income and market approach. The approach to determining fair value for all reporting units is consistent given the similarity of our operations in each region.

Under the income approach, the fair value of each reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including

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sales volumes, conversion premiums, capital spending, working capital requirements, long-term growth rate, and the discount rate. We estimate future cash flows for each of our reporting units based on our projections for the respective reporting unit. These projected cash flows are discounted to the present value using a weighted average cost of capital (discount rate). The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For our annual impairment test, we used a discount rate of 9.57% for all reporting units. An increase or decrease of 0.25% in the discount rate would have impacted the estimated fair value of each reporting unit by approximately $103 million-$411 million, depending on the relative size of the reporting unit. Additionally, an increase or decrease of 0.25% in the terminal year growth rate assumption would have impacted the estimated fair value of each reporting unit by approximately $72 million-$310 million, depending on the relative size of the reporting unit. The projections are based on both past performance and the expectations of future performance and assumptions used in our current operating plan. We use specific revenue growth assumptions for each reporting unit based on history and economic conditions. The long-term growth rate assumption is 2.25%.

Under the market approach, the fair value of each reporting unit is determined based upon comparisons to public companies engaged in similar businesses. The market approach is dependent on a number of significant assumptions including selection of multiples and control premium.

As a result of our annual goodwill impairment test for fiscal 2023, no goodwill impairment was identified. The fair values of the reporting units exceeded their respective carrying amounts as of March 31, 2023 by 118% for North America, by 32% for Europe, by 128% for Asia, and by 297% for South America.

Pension and Other Postretirement Plans

We account for our pensions and other postretirement benefits in accordance with ASC 715, Compensation — Retirement Benefits. Liabilities and expense for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions related to the employee workforce (compensation increases, health care cost trend rates, expected service period, retirement age, and mortality). These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control.

The actuarial models use an attribution approach that generally spreads the financial impact of changes to the plan and actuarial assumptions over the average remaining service lives of the employees in the plan or average life expectancy. The principle underlying the required attribution approach is that employees render service over their average remaining service lives on a relatively smooth basis and, therefore, the accounting for benefits earned under the pension or non-pension postretirement benefits plans should follow the same relatively smooth pattern. Changes in the liability due to changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality, as well as annual deviations between what was assumed and what was experienced by the plan are treated as actuarial gains or losses. The actuarial gains and losses are initially recorded to other comprehensive income (loss) and subsequently amortized over periods of 15 years or less.

The most significant assumption used to calculate pension and other postretirement obligations is the discount rate used to determine the present value of benefits. The discount rate is based on spot rate yield curves and individual bond matching models for pension and other postretirement plans in Canada, the U.S., the U.K., and certain eurozone countries, and on published long-term high quality corporate bond indices in other countries with adjustments made to the index rates based on the duration of the plans’ obligations for each country, at the end of each fiscal year. This bond matching approach matches the bond yields with the year-to-year cash flow projections from the actuarial valuation to determine a discount rate that more accurately reflects the timing of the expected payments. The weighted average discount rate used to determine the pension benefit obligation was 4.5%, 3.1%, and 2.5% and other postretirement benefit obligation was 5.5%, 4.0% and 3.4% as of March 31, 2023, 2022, and 2021, respectively. The weighted average discount rate used to determine the net periodic benefit cost is the rate used to determine the benefit obligation at the end of the previous fiscal year.

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As of March 31, 2023, an increase in the discount rate of 0.5%, assuming inflation remains unchanged, would result in a decrease of $101 million in the pension and other postretirement obligations and in a pre-tax decrease of $7 million in the net periodic benefit cost in the following year. A decrease in the discount rate of 0.5% as of March 31, 2023, assuming inflation remains unchanged, would result in an increase of $112 million in the pension and other postretirement obligations and in a pre-tax increase of $8 million in the net periodic benefit cost in the following year.

The long term expected return on plan assets is based upon historical experience, expected future performance as well as current and projected investment portfolio diversification. The weighted average expected return on plan assets was 4.8% for 2023, 4.9% for 2022, and 5.1% for 2021. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. A variation in the expected return on assets of 0.5% as of March 31, 2023 would result in a pre-tax variation of approximately $18 million in the net periodic benefit cost in the following year.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We considered all available evidence, both positive and negative, in determining the appropriate amount of the valuation allowance against our deferred tax assets as of March 31, 2023. In evaluating the need for a valuation allowance, we consider all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as any other available and relevant information. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period and potential income from prudent and feasible tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, and carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to loss carryforwards and other temporary differences exist without a valuation allowance where in our judgment the weight of the positive evidence more than offsets the negative evidence.

Upon changes in facts and circumstances, we may conclude that certain deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a charge to income. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released, in the period this determination is made.

During fiscal 2023, after considering all available evidence, we released the full valuation allowance on the temporary items and tax attributes of (i) Aleris Aluminum (Zhenjiang) Co. Ltd., resulting in a benefit of $29 million, and (ii) the legacy Aleris US entities in certain separate filer states and unitary filer states that require combined or separate reporting, resulting in a benefit of $10 million. As of March 31, 2023, the Company concluded that valuation allowances totaling $711 million were still required against its deferred tax assets comprised of the following:

•	$511 million of the valuation allowance relates to loss carryforwards in Canada and certain foreign jurisdictions, including $54 million related to loss carryforwards in U.S. states;

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•	$79 million relates to New York tax credit carryforwards;

•	$34 million relates to tax credit carryforwards in Canada; and

•	$87 million of the valuation allowance relates to other deferred tax assets originating from temporary differences in Canada and certain foreign jurisdictions.

In determining these amounts, the Company considered the reversal of existing temporary differences as a source of taxable income. The ultimate realization of the remaining deferred tax assets is contingent on the Company’s ability to generate future taxable income within the carryforward period and within the period in which the temporary differences become deductible. Due to the history of negative earnings in these jurisdictions and future projections of losses, the Company believes it is more likely than not the deferred tax assets will not be realized prior to expiration.

Through March 31, 2023, the Company recognized deferred tax assets related to loss carryforwards and other temporary items of approximately $731 million. The Company determined that existing taxable temporary differences will reverse within the same period and jurisdiction and are of the same character as the deductible temporary items generating sufficient taxable income to support realization of $590 million of these deferred tax assets. Realization of the remaining $141 million of deferred tax assets is dependent on our ability to earn pre-tax income aggregating approximately $604 million in those jurisdictions to realize those deferred tax assets. The realization of our deferred tax assets is not dependent on tax planning strategies.

By their nature, tax laws are often subject to interpretation. Further complicating matters is that in those cases where a tax position is open to interpretation, differences of opinion can result in differing conclusions as to the amount of tax benefits to be recognized under ASC 740, Income Taxes. We utilize a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when we conclude that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, we measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Consequently, the level of evidence and documentation necessary to support a position prior to being given recognition and measurement within the financial statements is a matter of judgment that depends on all available evidence.

Assessment of Loss Contingencies

We have legal and other contingencies, including environmental liabilities, which could result in significant losses upon the ultimate resolution of such contingencies. Environmental liabilities that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability exists for past events.

We have provided for losses in situations where we have concluded that it is probable that a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingency.

Recently Issued Accounting Standards

On April 1, 2023, we adopted ASU 2022-04, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs, including the key terms of the program, the amount of obligations outstanding at the end of the reporting period, and a description of where those obligations are presented in the balance sheet. If presented in more than one balance sheet line item, the

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amount in each line item should be disclosed. Further, effective April 1, 2024, a roll-forward of such amounts during the annual period should be presented. The adoption of this guidance resulted in enhanced disclosures regarding these programs and did not have a material impact on our consolidated financial condition, results of operations, or cash flows.

Other than the foregoing, we have reviewed recent accounting pronouncements and concluded they are either not applicable to our business or no material effect is expected on the consolidated financial statements as a result of future adoption.

See Note 1 – Business and Summary of Significant Accounting Policies to our audited annual consolidated financial statements and Note 1 – Business and Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements included in this prospectus for a full description of recent accounting pronouncements.

Non-U.S. GAAP Financial Measures

We use the terms “EBITDA,” “Adjusted EBITDA” and “Adjusted Free Cash Flow” in various places throughout this prospectus, which are supplemental financial measures that are not prepared in accordance with U.S. GAAP. However, under ASC 280, our measure of segment profitability and financial performance of our operating segments is Adjusted EBITDA, and when used in this context, the term “Adjusted EBITDA” is a U.S. GAAP financial measure. For additional information, refer to “—Results of Operations—Segment Review” and “Non-U.S. GAAP Financial Measures.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in metal prices (primarily aluminum, copper, zinc, and local market premiums), energy prices (electricity, natural gas, and diesel fuel), foreign currency exchange rates, and interest rates that could impact our results of operations and financial condition. We partially manage our exposure to energy prices by entering into fixed forward purchase contracts with energy providers, predominantly in Europe. We generally apply the normal purchase and normal sale scope exception to these contracts and do not record the contracts at fair value. These energy supply contracts are not derivatives but function as a risk management tool for fluctuating energy prices. We manage our exposure to these and other market risks through regular operating and financing activities and derivative financial instruments. We use derivative financial instruments as risk management tools only, and not for speculative purposes.

By their nature, all derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. All derivative contracts are executed with counterparties that, in our judgment, are creditworthy. Our maximum potential loss may exceed the amount recognized in the accompanying December 31, 2023 condensed consolidated balance sheet (unaudited) included elsewhere in this prospectus.

The decision of whether and when to execute derivative instruments, along with the duration of the instrument, can vary from period to period depending on market conditions and the relative costs of the instruments. The duration is linked to the timing of the underlying exposure, with the connection between the two being regularly monitored.

The market risks we are exposed to as part of our ongoing business operations are materially consistent with our risk exposures in the prior year, as we have not entered into any new material hedging programs.

Commodity Price Risks

We have commodity price risk with respect to purchases of certain raw materials including aluminum, copper, zinc, electricity, natural gas, and transport fuel.

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Metal

A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our flat-rolled products have a price structure with three components: (1) a base aluminum price quoted off the LME; (2) an LMP; and (3) a “conversion premium” to produce the rolled product which reflects, among other factors, the competitive market conditions for that product. Base aluminum prices are typically driven by macroeconomic factors and global supply and demand for aluminum. Local market premiums tend to vary based on the supply and demand for metal in a particular region and associated transportation costs.

Increases or decreases in the average price of aluminum based on the LME directly impact net sales, cost of goods sold (exclusive of depreciation and amortization), and working capital. The timing of these impacts varies based on contractual arrangements with customers and metal suppliers in each region. These timing impacts are referred to as metal price lag. Metal price lag exists due to: (i) certain customer contracts containing fixed forward price commitments which result in exposure to changes in metal prices for the period of time between when our sales price fixes and the sale actually occurs, and (ii) the period of time between the pricing of our purchases of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers.

We use derivative instruments to preserve our conversion margins and manage the timing differences associated with metal price lag related to base aluminum price. We use over-the-counter derivatives indexed to the LME (referred to as our “aluminum derivative contracts”) to reduce our exposure to fluctuating metal prices associated with the period of time between the pricing of our purchases of inventory and the pricing of the sale of that inventory to our customers. We also purchase forward LME aluminum contracts simultaneous with our sales contracts with customers that contain fixed metal prices. These LME aluminum forward contracts directly hedge the economic risk of future metal price fluctuations to better match the purchase price of metal with the sales price of metal.

Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of December 31, 2023, given a 10% change in prices. Direction of the change in price corresponds with the direction that would cause a negative impact on the fair value of these derivative instruments.

$ in millions	Change in Price	Change in Fair Value
Aluminum	10%	$(195)
Copper	(10)	(1)
Zinc	(10)	—

Energy

We use several sources of energy in the manufacturing and delivery of our aluminum rolled products. For fiscal 2023, natural gas and electricity represented approximately 98% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers and during the hot rolling of aluminum.

We purchase our natural gas and diesel fuel on the open market, subjecting us to market price fluctuations. We seek to stabilize our future exposure to natural gas and diesel fuel prices through the use of forward purchase contracts.

A portion of our electricity requirements are purchased pursuant to long-term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs.

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Fluctuating energy costs worldwide, due to the changes in supply and demand, and international and geopolitical events, expose us to earnings volatility as changes in such costs cannot be immediately recovered under existing contracts and sales agreements, and may only be mitigated in future periods under future pricing arrangements.

Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of December 31, 2023, given a 10% decline in prices for energy contracts.

$ in millions	Change in Price	Change in Fair Value
Natural gas	(10)%	$(2)
Diesel fuel	(10)	(1)

Foreign Currency Exchange Risks

Exchange rate movements have an impact on our operating results. In Europe, where we have predominantly local currency selling prices and operating costs, we benefit as the euro strengthens, but are adversely affected as the euro weakens. For our Swiss operations, where operating costs are incurred primarily in the Swiss franc and a large portion of revenues are denominated in the euro, we benefit as the franc weakens but are adversely affected as the franc strengthens. In South Korea, where we have local currency operating costs and U.S. dollar denominated selling prices for exports, we benefit as the won weakens but are adversely affected as the won strengthens. In Brazil, where we have predominately U.S. dollar selling prices and local currency manufacturing costs, we benefit as the real weakens, but are adversely affected as the real strengthens.

It is our policy to minimize exposures from non-functional currency denominated transactions within each of our operating segments. We use foreign exchange forward contracts, options and cross-currency swaps to manage exposure arising from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations, which include forecasted net sales, forecasted purchase commitments, capital expenditures, and net investment in foreign subsidiaries. Our most significant non-U.S. dollar functional currency operations have the euro and the Korean won as their functional currencies, respectively. Our Brazilian operations are U.S. dollar functional.

We also face translation risks related to the changes in foreign currency exchange rates which are generally not hedged. Amounts invested in these foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Any resulting translation adjustments are recorded as a component of accumulated other comprehensive loss on our consolidated balance sheets. Net sales and expenses at these non-U.S. dollar functional currency entities are translated into varying amounts of U.S. dollars depending upon whether the U.S. dollar weakens or strengthens against other currencies. Therefore, changes in exchange rates may either positively or negatively affect our net sales and expenses as expressed in U.S. dollars.

Any negative impact of currency movements on the currency contracts we have entered into to hedge foreign currency commitments to purchase or sell goods and services would be offset by an approximately equal and opposite favorable exchange impact on the commitments being hedged. For a discussion of accounting policies and other information relating to currency contracts, see Note 1 – Business and Summary of Significant Accounting Policies and Note 17 – Financial Instruments and Commodity Contracts to the audited annual consolidated financial statements Note 1 – Business and Summary of Significant Accounting Policies and Note 9 – Financial Instruments and Commodity Contracts to the unaudited interim condensed consolidated financial statements included in this prospectus.

Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of December 31, 2023, given a 10% change in rates. Direction of the change in exchange rate

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corresponds with the direction that would cause the change in exchange rate to negatively impact the fair value of these derivative instruments.

$ in millions	Change in Exchange Rate	Change in Fair Value
Currency measured against the U.S. dollar
Brazilian real	(10)%	$(21)
Euro	(10)	(49)
Korean won	(10)	(57)
Canadian dollar	(10)	(3)
British pound	(10)	(27)
Swiss franc	(10)	(43)
Chinese yuan	10	—

Interest Rate Risks

We are subject to interest rate risk related to our floating rate debt. For every 100-basis point increase in the interest rates on our outstanding variable rate debt as of December 31, 2023, which includes term loan debt, net of interest rate swaps, our annual pre-tax income would be reduced by approximately $8 million. See Note 5 – Debt to our unaudited interim condensed consolidated financial statements and Note 13 – Debt to our audited annual consolidated financial statements included in this prospectus for further information.

From time to time, we use interest rate swaps to manage our debt cost. During the three months ended December 31, 2023, we entered into interest rate swaps to fix the interest rate on various floating rate debt. See Note 9 – Financial Instruments and Commodity Contracts to our unaudited interim condensed consolidated financial statements and Note 17 – Financial Instruments and Commodity Contracts to our audited annual consolidated financial statements included in this prospectus for further information. A decrease of 10% in the SOFR interest rate as of December 31, 2023, would have an estimated potential negative effect on the contracts’ fair value of approximately $4 million.

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BUSINESS

Our Business

Our Purpose and Vision. Novelis’ purpose of “Shaping a Sustainable World Together” is at the core of who we are. Our purpose guides our strategy and the way we work, the decisions we make and the partnerships we pursue. In line with our purpose, our vision is to be the “Leading Provider of Sustainable and Innovative Aluminum Solutions.” Our customers around the world rely on us for sustainable solutions and products, and we make positive contributions in the communities where we live and work.

Our Company. We consider ourselves the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer products, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 32 world-class, technologically advanced facilities, including 14 recycling centers, 11 innovation centers, and 13,160 employees.

Aluminum is the sustainable material of choice for a wide range of growing end-markets that require strong, yet lightweight, sustainable solutions. The virtually infinite recyclability of aluminum is essential to our innovative circular business model. With operations on four continents in nine countries, we consider our global scale to be a distinct competitive advantage. In addition, our leading position in aluminum recycling combined with our cutting-edge operational processes provides us with an advantaged cost position, increasing our operating cash flow. For fiscal 2023, we had total flat-rolled product shipments of 3,790 kt, net sales of $18.5 billion, net income of $657 million, and Adjusted EBITDA of $1,811 million.

Our Value Proposition. We are a critical partner for the delivery of innovative, high-quality aluminum solutions that help our customers achieve their long-term growth strategies and sustainability targets. We are strategically positioned to deliver our value proposition due to the following attributes of our business model:

Global Footprint and Scale. We are the world’s largest global aluminum rolled products producer with a broad portfolio of high-value aluminum products designed to meet our customers’ technical, quality and sustainability requirements. We believe our scale, recycling capabilities, R&D competencies, and global footprint across four continents underpin our highly resilient business model, which is characterized by attractive growth opportunities, the ability to add new capacity, and the capability to support our customers with innovative and sustainable solutions.

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Sustainability. The virtually infinite recyclability of aluminum positions us at the focal point of the circular economy. We believe we recycle more aluminum than any other company in the world, having recycled approximately 2.3 mt in fiscal 2023, our all-time high. Since fiscal 2012, we have invested heavily to innovate and expand our aluminum recycling operations to increase the recycled content of our solutions to an industry leading level. We are an essential partner to our blue-chip customers to enable the achievement of their sustainability goals, which are being driven, in part, by end-consumers. Key components of our innovative circular business model include:

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High Recycled Content. We have steadily increased recycled content to approximately 61% on average across our diverse portfolio. This represents approximately a 2x increase since we established a baseline in 2009. Our target is to achieve an average of 75% recycled content across our product portfolio by 2035.

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Recycling Capacity and Capabilities. We have invested approximately $800 million to expand our recycling capabilities since 2012, including new recycling and casting centers under construction in the U.S. and South Korea and other expansions under evaluation.

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End-of-Life Packaging Recycling. Today, we recycle more than 82 billion UBCs annually. Through investments such as the new recycling capacity being added in Bay Minette, Alabama, we expect to increase this to more than 95 billion at full production.

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Closed Loop Recycling. We have established programs with our beverage packaging customers to recycle their production scrap. Additionally, we believe we are the world’s largest closed loop aluminum recycling partner to the automotive industry, recycling production scrap of aluminum supplied to some of the world’s largest automotive OEMs. We have two of the world’s largest closed loop recycling programs in the U.S. and Europe.

•

Sustainable Sourcing. We partner with suppliers that align with our values to drive sustainability throughout our value chain related to carbon reduction, limiting waste produced, and providing a positive community impact.

•	Low CO2 Operations. We are actively developing and implementing new technologies to reduce our CO2 footprint, such as programs in Switzerland and North America with utility companies to explore

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new technologies to decarbonize the aluminum manufacturing process. Beyond direct manufacturing emissions, we are continuously exploring options to reduce carbon emissions in logistics, such as closed loop rail systems in Europe created in collaboration with automotive customers.

Innovation. Utilizing our industry-leading technology, we partner with customers to support market development for innovative and sustainable solutions across all end-markets. We focus our innovation efforts on pushing the limits on aluminum alloys, advancing customers’ product designs and improving our own process engineering and production techniques. Key components that support the needs of our customers include:

•

Customer Solution Centers. Through our robust global network of automotive and beverage packaging CSCs, we collaborate with customers and others across the value chain to accelerate the adoption of aluminum in next-generation products.

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Research & Development. Leveraging our global network of R&D centers, we develop new alloys and techniques to keep aluminum at the forefront of materials and pioneer new technologies to expedite the materials innovation cycle, including AI and machine learning. We also have a dedicated team of recycling, casting, rolling, and finishing experts who pioneer advancements in aluminum manufacturing.

Customer Testimonial

•	Ball Corporation –

“Aluminum beverage packaging has always been a more sustainable alternative to plastic and glass that not only benefits our customers and end consumers, but also the planet. For us at Ball Corporation, our ‘Vision for a Perfect Circle’ guides our efforts to advance the circular economy for aluminum beverage packaging. Novelis is critical to our ability to achieve our sustainability ambitions and working with us to develop innovative solutions that further reduce our carbon footprint. In addition, Novelis has been a longstanding strategic supplier supporting our growth globally through investments to expand their can sheet capacity.”

– Dan Fisher, CEO, Ball Corporation

•	Jaguar Land Rover –

“Novelis’ expertise in high-volume aluminum production and willingness to invest to better serve the automotive industry drove our decision to collaborate with the company when transitioning many of our marque vehicles to aluminum-intensive designs. We have benefitted from Novelis’ proven ability to bring innovative, circular, and long-lasting quality products to market. Jaguar led the way as an earlier adopter of aluminum in the automotive industry, so it was critical for us to select the right partner as our primary aluminum sheet supplier. That’s why it was so important for our teams to

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collaborate and build infrastructure with the circular economy in mind from the start – ensuring JLR’s aluminum process scrap is recycled directly back into automotive sheet. Together, we created a truly closed-loop-recycling system utilizing low-carbon rail that embodies JLR’s vision – Engage for Good and Responsible Business programmes.”

– Andrew Smith, Procurement Director Raw Materials, Jaguar Land Rover

•	Trane Technologies –

“As a global climate innovator, Trane Technologies brings efficient and sustainable climate solutions to buildings, homes, and transportation. Novelis has been a strategic supplier of ours for many years. Building on our shared commitment to sustainability and a solid foundation of quality and reliability, Trane Technologies and Novelis are jointly developing new alloys that incorporate a higher recycled content in support of a circular economy, which helps us reduce embodied carbon in the products we provide to our customers.”

– Dave Regnery, Chair and CEO Trane Technologies

Our Portfolio Optimization. Since becoming a subsidiary of Hindalco Industries in 2007, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve long-term growth and profitability:

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Breadth of Offering. We made calculated portfolio changes through M&A and organic investments to diversify and optimize our capacity across end-markets by (i) becoming, to our belief, the world leader in automotive aluminum solutions, (ii) expanding high recycled content in our specialties business and pruning the portfolio of lower margin products, and (iii) adding aerospace in key geographic regions.

•

Operational Flexibility. We have been at the forefront of aluminum manufacturing advancements and adoption of new processes, which has enabled maximum flexibility in our operations. Our footprint and market segment positioning are continuously evaluated based on regional supply and demand dynamics with a focus on margin expansion.

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M&A. We acquired global aluminum producer Aleris in 2020, diversifying and strengthening our portfolio with entry into high-value aerospace and expansion of our high-recycled-content building and construction business. We currently have potential investments under evaluation for the integration of legacy Aleris’ rolling mill in China, which would enable automotive rolling and recycling in China for Novelis and allow us to offer closed-loop recycling to our customers in China. These investments would also further increase circularity in the Chinese automotive market and reduce our CO2 footprint. Additionally, increasing rolling capacity in China will free up existing rolling capacity in South Korea, enabling us to better serve the growing specialties market in the region.

Our Track Record. We have experienced substantial growth over the last decade, driven by our own initiatives that have contributed to robust end-market growth and strong operational performance. As a result, we increased our net income from a loss of $38 million in fiscal 2016 to net income of $657 million in fiscal 2023 and increased net income per tonne from $(12) in fiscal 2016 to $173 in fiscal 2023. We also increased Adjusted EBITDA per tonne from $308 in fiscal 2016 to $478 in fiscal 2023. Key components of our historical growth and margin expansion include:

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Transformational Organic Investment. We invested approximately $3.2 billion from fiscal 2012 through fiscal 2023 in organic growth capex, expanding our rolling and recycling capacity, as well as automotive finishing capacity, to meet market demand. Looking forward, we have approximately $4.9 billion of investments under construction through 2027 to further increase recycling and rolling capacity and profitability. Of this $4.9 billion we plan to invest through 2027, approximately $350 million was spent in fiscal 2023. The largest of these investments currently under construction is a greenfield recycling and rolling plant in Bay Minette, Alabama, to primarily serve the North

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American beverage packaging and automotive markets. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant. Beyond the approximately $4.9 billion of announced investments, we continue to evaluate further opportunities based on financial returns and underlying market conditions.

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Proven Resilience Through Recent Macroeconomic Headwinds and Destocking. Our industry experienced an unprecedented period of short-term demand softness and increased cost pressure driven by inflation and energy volatility and supply disruptions in fiscal 2023. We also experienced end-market challenges with supply chain disruption and beverage packaging destocking actions, which negatively impacted shipment volumes and profitability, leading to a trough in net income per tonne and Adjusted EBITDA per tonne in the third quarter of fiscal 2023, as compared to highs in the first quarter of fiscal 2023. Due to the diversity of the end-markets in which we operate, our global scale, and operational excellence, we proved our resilience and sequentially improved profitability again in the second quarter of fiscal 2024.

•	M&A. The acquisition of Aleris in 2020 has been highly accretive both in terms of market positioning and synergies, with cost synergies exceeding expectations.

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End-Market Growth. We believe our strategic initiatives have shaped the global aluminum FRP industry and enabled robust growth as FRP consumption grew more than 70% over the past 15 years to approximately 30 million tonnes in 2023, per CRU. Aluminum FRP consumption is forecasted to grow at a 4% compound annual growth rate from 2023 to 2028, which Novelis is well positioned to capture.

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Advantaged Recycling Cost Position. We believe our efficiencies in recycling operations, industry-leading technology and buying power will position us well to the extent scrap prices fluctuate. Our vast footprint provides us the ability to benefit from economies of scale when procuring scrap, expertise to develop and implement best practices to reduce costs, and the ability to influence scrap generation.

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Production Efficiencies. We have implemented digital technologies and advanced analytics to improve recovery, throughput, and quality, driving operational efficiencies and improving profitability. We are implementing a “Plant of the Future” model that will further utilize digital technologies, AI, and robotics in new and existing plants.

Our Competitive Strengths

A Leading, High-Value Added, Global Aluminum Solutions Provider and Aluminum Recycler

Novelis is a leading global provider of aluminum solutions for the beverage packaging and automotive markets and holds leading positions in global aerospace and the diverse specialties markets (e.g., building & construction, commercial transportation, foil & packaging, and commercial & consumer products). Our integrated network of 32 production plants strategically located across North America, South America, Europe, and Asia, 14 of which are enabled with recycling capabilities, support approximately 4.2 mt of rolling capacity, which is approximately double the capacity of the next largest producer. We believe our global footprint positions us as the largest flat-rolled products producer and pre- and post-consumer aluminum recycler, driving our industry-leading recycled content levels.

We believe our scale gives us the widest reach and penetration across our end-markets, allowing us to invest in developing unique solutions in collaboration with customers and others in the value chain. We do this through our leading R&D platform, sourcing economies of scale, a reliable and proven supply chain to secure recycled aluminum, attracting and retaining excellent talent and expertise, and being a valued partner to our customers.

We protect our leadership position by striving to deliver best-in-class customer service with high-quality, sustainable, and innovative solutions. Additionally, our strong balance sheet supports strategic investments to accommodate rapidly increasing demand across our product portfolio.

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Essential, Long-Standing Partner to Premium Global Manufacturing Corporations

Through strategic partnerships with our global blue-chip customer base, we have innovated and developed industry-leading solutions that are critical to our customers’ needs. Importantly, we also help our customers achieve their announced sustainability goals, which are extremely important to end-consumers. Our expansive recycling network and comprehensive solutions make us the partner of choice for companies pursuing ambitious sustainability goals and developing products for the circular economy. Our sophisticated R&D capabilities and innovation featured in our customer partnerships require meaningful time and investment, resulting in increased customer retention. These collaborative efforts have led to industry-defining breakthroughs in beverage packaging, automotive, and recycling.

We co-design and innovate with our customers through R&D centers on all our operating continents, which are differentiated through superior design capabilities, pilot lines, CSCs for beverage packaging and automotive, and a dedicated group focused on recycling and casting advancements.

Premier Recycling Footprint Driving Lower CO2 Emissions and Reduced Waste to Landfills

We are at the forefront of the sustainability shift, increasing the average recycled content in our products to approximately 61% across our entire portfolio. We continue to actively invest in and expand our recycling footprint to enhance our leadership position in the circular economy. Our largest end-markets have industry-leading recycled content rates: approximately 82% in beverage packaging, 36% in automotive, and more than 90% in North American building & construction. By investing approximately $800 million in recycling capacity over the past 10 years, we increased our recycling capacity and capabilities and doubled the average amount of recycled aluminum in our products. Utilizing recycled material ensures we have highly sustainable metal inputs for our products and reduces our CO2 footprint and the CO2 footprint of our customers and end-consumers. This is because using recycled aluminum reduces the CO2 footprint by 95% compared to using primary aluminum, due to the avoidance of carbon intensive smelting.

We believe that the most sustainable product lifecycle is one based on a circular recycling process. Aluminum’s circular recycling properties positions us, as compared to producers of other materials, to achieve a circular business model. We partner with customers, suppliers, governments, nonprofits, and communities to reduce the amount of aluminum going into landfills by improving end-of-life recycling rates, especially as it relates to UBCs. We recycled more than 82 billion UBCs in fiscal 2023, and, based on management estimates, anticipate that this number will increase to more than 95 billion once our Bay Minette, Alabama plant is fully operational. We have extensive closed-loop-recycling systems with beverage packaging customers and several automakers. In advance of aluminum-intensive vehicles starting to reach the end of their lifecycle, we are actively developing solutions to increase end-of-life automotive aluminum sheet recycling. We will continue to invest in solutions to meet the growing demand for low CO2 products from our customers, their consumers and the world.

Diversified Portfolio Growth Driven by Under-Supplied Markets and Sustainability Trends

We believe our product portfolio is the broadest in the industry and penetrates a wide range of end-markets particularly in the premium, high-value-added space. While current economic conditions, including inflationary cost pressures on consumers and high interest rates, may impact our growth, our broad end-market participation creates a diversified portfolio of sustainable aluminum solutions, which we believe makes our product offering resilient against periods of macroeconomic volatility. Beverage packaging sheet provides a historically stable revenue stream given the relatively inelastic demand for canned beverages due to customer consumption dynamics. Coupled with our beverage packaging business, we have strong positions in premium end-markets, such as automotive (both ICE and EVs) and aerospace, which both have near-and long-term secular growth trends. Novelis has a diverse customer mix and high share of luxury vehicles and classes of vehicles that are less impacted by market downturns and that are experiencing higher growth. Commercial aerospace companies have multi-year backorders fueled by increasing air-passenger traffic and a need for new aircraft to modernize their fleets. Our specialties end-markets are diverse and cover a wide range of industries from building and

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construction, signage, foil and packaging, commercial transportation and commercial and consumer products, among others. The U.S. building and construction market is structurally undersupplied and has a favorable long-term demand outlook.

Since inception, we have invested to match the growth of our end-markets and needs of our customers. All our end-markets are forecasted to continue to grow, propelled mainly by the secular shift in consumer demand for sustainable materials like virtually infinitely recyclable, lightweight aluminum. The global FRP aluminum market has grown more than 70% in the past 15 years and is forecasted to grow at a healthy 4% compounded annual growth rate between 2023 and 2028, according to CRU.

Our largest end-market, beverage packaging, is structurally under-supplied today in key geographies, including North America and Europe. North America has been a net importer of beverage packaging sheet since at least 2015, leading to a supply shortfall of approximately 650 kt in 2022, per CRU. At the same time, our customers have announced and begun implementing significant capacity expansions. Ball, Crown, and Ardagh Metal Packaging have announced new beverage packaging manufacturing expansion investments in North America in light of consumption trends. Considering geo-political instability, supply chain disruptions, long lead times, quality concerns, and the higher carbon footprint of imports, beverage packaging makers prefer domestic supply, which supports our investment in Bay Minette, Alabama. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant, including with decades-long customer partners such as Ball Corporation and Coca-Cola, underscoring the strong demand for high-recycled-content beverage packaging sheet.

Proven Track Record of Portfolio Reinvention, Recycling Investments, and Operational Excellence

We continue to drive operational efficiencies in our inorganic and organic capacity expansions, enabled by broad operational excellence, and digital and advanced analytics initiatives. We believe these efficiencies, along with shifting our portfolio to premium applications and making investments in recycling, contribute to industry-leading shipments, financial performance, and margins as our net income expanded to $657 million, or $173 per tonne, and our Adjusted EBITDA per tonne expanded to $478 in fiscal 2023, from a net loss of $38 million and Adjusted EBITDA per tonne of $308 in fiscal 2016, enabled by broad operational excellence and our digital/advanced analytics teams.

Our acquisition of Aleris in 2020 further underscores our ability to identify and successfully integrate inorganic capacity, enhance our sustainability efforts, expand our product portfolio with additional high-value solutions, and achieve above expected cost synergies.

Net Income per Tonne(1)

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(1)

Net income per tonne is calculated by dividing net income by rolled product shipments (in tonnes) for the corresponding period. Net income for certain years presented in the chart above includes charges and expenses that management believes are not part of normal day-to-day operations of our business.

(2)	Not meaningful because we had a net loss of $38 million for fiscal 2016, or $(12) per tonne.

Adjusted EBITDA per Tonne(1)

(1)

Adjusted EBITDA per tonne reported for the Company on a consolidated basis is a non-U.S. GAAP financial measure. Adjusted EBITDA per tonne is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period. For a reconciliation of net income to Adjusted EBITDA, see “—Summary Historical Condensed Consolidated Financial Information.” See also “Non-U.S. GAAP Financial Measures” and “Presentation of Shipment Information” for more information.

Attractive Financial Profile with Sustainable Margins and Cash Flow Generation

We have a proven history of attractive and highly profitable growth due to disciplined capital deployment, strategic vision, and a steady, experienced leadership team. Between fiscal 2012 and fiscal 2023, we invested approximately $3.2 billion in strategic growth capex and an additional $2.8 billion on the Aleris acquisition, which was completed in 2020, in order to expand rolling and recycling capacity, and significantly expand automotive finishing sheet production.

Overall, we believe our first mover advantage in responsible capacity expansion, operational expertise, R&D investment, and the successful acquisition and integration of Aleris have allowed us to diversify and optimize our portfolio and has led to:

•	Net income growth, demonstrated by net income of $657 million in fiscal 2023, or $173 per tonne, compared to a net loss of $38 million in fiscal 2016, or $(12) per tonne.

•	Flat-rolled products shipments growth from 3,123 kt in fiscal 2016 to 3,790 kt in fiscal 2023.

•	Adjusted EBITDA growth from $963 million in fiscal 2016, to $1,811 million in fiscal 2023.

•	Consistent Adjusted EBITDA per tonne expansion from $308 per tonne in fiscal 2016 to $478 per tonne in fiscal 2023.

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Robust net cash provided by operating activities and Adjusted Free Cash Flow generation of $6.9 billion and $3.4 billion, respectively, on a cumulative basis since fiscal 2016, including $1.2 billion and $431 million in fiscal 2023, respectively. Our robust operating cash flow generation enables us to allocate capital to the highest return uses, which could include internally funding capital

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projects and R&D, retaining a strong and flexible balance sheet, and distributing capital to shareholders.

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While funding growth through organic and inorganic initiatives, we reduced financial leverage (which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA for the trailing twelve-month period) from 4.7x as of March 31, 2016, to 2.3x as of March 31, 2023.

Experienced, Stable Management Team with Proven Track Record, Backed by Best-In-Class Global Corporation

Our strong, stable management team has significant experience across the aluminum industry and all relevant end-markets. Our executive officers have served in meaningful leadership positions in diverse industries, as well as in the aluminum industry, with many of them serving for 15 years or more at Novelis. The average tenure at Novelis across our executive officer team is 16 years. The leadership at Novelis has a proven track record of executing through a significant period of transformation. Combined with the strategic, financial, and leadership support of the Aditya Birla Group, we have increased profitability, capacity, and recycled content, propelling Novelis to be the global market leader in aluminum solutions. Our historical track record and experience in successfully executing growth projects provides us with the expertise to identify, build, and execute on our future growth initiatives.

Our Strategy

Drive Growth by Capitalizing on Customer Partnerships to Advance the Adoption of Aluminum.

As a virtually infinitely recyclable material, the demand for aluminum is growing rapidly in response to consumer preference for more sustainable products.

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Support secular shift toward aluminum as the sustainable material of choice. All our end-markets benefit from megatrends that offer tailwinds for growth. Consumer preference for sustainable products is driving a secular shift toward virtually infinitely recyclable and lightweight aluminum, particularly in the beverage packaging and automotive industries. We expect the material substitution trends from plastic, steel and glass to recycled aluminum to persist across our key geographies.

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Grow beverage packaging and automotive capacity alongside customer demand. Building on decades-long customer partnerships and innovation capabilities, we are strategically positioned to foster and invest in advance of customer needs. With a strong balance sheet, we believe Novelis is well-positioned to be the first mover in our industry, investing to meet demand when the time is right. We employ advanced modeling to optimize timing, sequencing, and sizing of expansion projects so that we align our rolling and recycling capacity additions with validated commercial demand outlooks driven by market supply-demand balance scenarios. We have identified significant capacity expansion opportunities that support our customer growth plans, of which the largest is an announced approximately 600 kt, $4.1 billion expansion in Bay Minette, Alabama to create a state-of-the-art, fully integrated rolling and recycling mill that will primarily serve the growing beverage packaging and automotive markets. Projects like this will enable us to scale our capacity in our effort to match increased customer demand.

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Capture above market growth in automotive based on OEM desire to lightweight. Aluminum is an attractive material for OEMs to increase performance through lightweighting of both ICE and EVs. In addition, the adoption of EVs correlates with higher aluminum content because, according to Ducker Carlisle, EVs average more aluminum content per vehicle compared to ICE vehicles. We believe we are in the leading position to meet this demand due to our extensive geographic footprint and innovation capabilities, including engagement with OEMs on future battery designs.

•	Strong demand for premium aerospace aluminum. A growing middle class in developing markets and a need to modernize fleets and build more sustainable aircraft in developed markets is driving OEM

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build rates in single-aisle aircraft, which favor aluminum. In addition, Airbus’ and Boeing’s multi-year production backlogs provide confidence in the market outlook.

We believe our track record of well-timed first mover investments and culture of operational excellence enable rolling and recycling efficiencies to promote the adoption of aluminum across all of our end-markets.

Build on Existing Sustainability Leadership to Grow Recycling in Beverage Packaging and Automotive.

We have set an ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance our business, industry, and society toward the benefits of a circular economy.

To enable the below activities, we actively invest in facilities and technologies to increase our use of recycled material, which has a significantly lower carbon footprint than primary aluminum. According to the Aluminum Association, recycled aluminum’s carbon footprint is 95% less intensive than that of primary aluminum. While we are already an industry leader in aluminum recycling, with a recycled content rate of 61% in fiscal 2023, we are actively developing new alloys that accept higher amounts of recycled material. Our strategic actions today are essential for the achievement of our target of an average of 75% recycled content across our product portfolio, which we aim to reach by 2035.

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Expand our recycling footprint for carbon reduction. We have announced projects to further grow our recycling capacity and capability. This includes two new recycling centers in the U.S. and South Korea. We began construction of the new recycling centers in Guthrie, Kentucky, and at our joint venture in Ulsan, South Korea, in early 2022. Combined, these two projects are expected to reduce our carbon emissions by nearly 1.5 million tonnes annually. Because increasing our use of recycled material is our biggest lever for reducing our carbon footprint, we will continue to pursue further investments to add recycling capacity. We believe we hold a competitive advantage in recycling through a robust and diverse supplier network, leading recycling efficiencies, and best in-class technology. Beyond recycling, we constantly seek ways to reduce carbon across our supply chain, such as utilizing rail transportation and clean energy sources.

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Implement closed-loop-recycling partnerships with customers in beverage packaging and automotive. Closed-loop-recycling partnerships are contractual relationships with customers where the customer returns their production scrap to Novelis. These partnerships enable us to keep aluminum in the loop and maximize the metal’s contribution in the circular economy by preserving the integrity of the alloy and ensuring it is not downgraded into a less valuable form. Currently, we have programs in place with all our leading beverage packaging customers, as well as our largest automotive customers, and we are actively working to implement closed-loop-recycling programs with others.

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Capture aluminum from vehicles at the end-of-life. We are actively working to develop advanced sorting and separation technologies to capture more aluminum from vehicles at the end of their useful life. We have recently completed an investment in a technology company that uses advanced AI and optical technology to sort aluminum alloys, enabling more pre-consumer closed-loop and end-of-life aluminum recycling. End-of-life automotive is an untapped market, as today the different forms of aluminum in a vehicle are not separated and our products end up being downgraded into lower value uses, such as castings for engine blocks.

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Increase consumer recycling rates across key geographies. To increase recycling rates, we are collaborating with customers, industry associations, nonprofits, governments, and communities to improve recycling rates. We see significant opportunity for UBCs in particular, given the low recycling rates across select geographies, such as the U.S.’s 45% recycling rate.

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Lead Through Innovative Customer Collaborations & Operational Excellence.

Our R&D assets and activities not only distinguish us, but also keep us at the forefront of innovation, making Novelis the partner of choice for our customers.

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Continued innovation across product markets. We invest in R&D to continue to develop aluminum alloy solutions to continue to increase our use of recycled content, raise the adoption rates of aluminum, and solve customer challenges. We take a diverse approach to innovation through partnering with customers, suppliers, universities, non-governmental organizations, start-ups, and industry associations to complement our in-house innovation capabilities. This is evident through an innovation-focused, non-profit consortium called Alumobility that Novelis co-founded.

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Partner with customers to accelerate innovation. Through our robust global network of automotive CSCs located in Detroit, Michigan, Stuttgart, Germany and Shanghai, China, we have collaborated with customers and other players in the automotive value chain to accelerate the adoption of sustainable, lightweight, high-strength aluminum for the next generation of vehicles. We have recently established a CSC for beverage packaging in Brazil, which complements our can-making pilot line at our beverage packaging CSC in Kennesaw, Georgia.

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Push the boundaries on operational excellence. Innovation also plays a key role in how we operate our facilities and maintain a lower cost structure. Our internal team of data analytics and machine learning experts execute projects in conjunction with our plants to improve productivity, throughput, efficiency and product quality, reduce the time to market for innovations, and drive cost savings. We also apply our expertise in this area to our customers’ operations, as we aim to make it easier and more cost-effective for them to use our aluminum. Finally, through our “Plant of the Future” model, we will further utilize digital technologies, AI, and robotics in new and existing plants.

Our Industry

The aluminum market represents the global supply of, and demand for, aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by both independent aluminum rolled products producers and integrated aluminum companies. Specifically, aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacturing of finished goods, ranging from beverage packaging, which includes cans, cups and bottles, to automotive structures and body panels.

There are two major types of manufacturing processes for aluminum products, differing mainly in the process used to achieve the initial stage of processing: hot mills, which require sheet ingot, a rectangular slab of aluminum, as starter material; and continuous casting mills, which can convert molten metal directly into semi-finished sheet.

Sources of Metal

There are two sources of input material: (i) primary aluminum, produced from alumina (extracted from bauxite), processed in a smelter; and (ii) recycled aluminum, produced by remelting post-industrial and post-consumer scrap.

Primary aluminum can generally be purchased at prices set on the LME, plus an LMP that varies by geographic region of delivery, alloying material, form (ingot or molten metal) and purity. Recycled aluminum is generally produced internally from procured scrap or purchased at a discount compared to the price of primary aluminum depending on type and quality of the scrap, geographic region, and other market factors. A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers.

We believe Novelis is a global leader in sustainable aluminum product manufacturing, recycling 2.3 mt of aluminum in fiscal 2023. We have invested approximately $800 million in our recycling capabilities since 2012,

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increasing the recycled content of our products to be one of the highest levels in the industry. We have announced additional recycling investments to increase our leadership position. By utilizing recycled aluminum for much of our manufacturing, we limit the carbon intensity of our operations because using recycled aluminum is 95% less carbon intensive than making primary aluminum. Incorporating as much recycled aluminum as possible into products is one of the most impactful ways to reduce carbon emissions across the global aluminum value chain. To secure Novelis’ access to scrap, we design alloys with the flexibility to use multiple sources of scrap, partner with our customers and suppliers through long-term relationships including closed-loop-recycling partnerships, support the development of scrap sorting technologies, educate consumers on the value of recycling and support legislation aimed at increasing recycling rates.

Industry End-Markets

Due to aluminum’s lightweight characteristics, recyclability, and formability properties, aluminum product companies serve a diverse set of end-markets including beverage packaging, automotive, aerospace, and a variety of other end-markets.

Beverage Packaging. Aluminum is one of the most sustainable packaging materials for beverage brands. In addition to its recyclability, aluminum beverage cans and bottles offer advantages in fabricating efficiency and drink product shelf life. Beverage packaging manufacturers produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than glass or plastic containers. Aluminum beverage packaging is light and stackable and uses space efficiently, making it convenient and cost-efficient to ship.

According to CRU, global demand (excluding China) for beverage packaging is forecasted to increase at a compound annual growth rate of approximately 4% from 2023 to 20315 mainly driven by:

•	Sustainability trends. Consumers are increasingly demanding more sustainable packaging options, driving increased adoption of virtually infinitely recyclable aluminum.

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Growth in beverage markets. New beverage types, such as energy drinks, sparkling and flavored water, and ready-to-drink cocktails are increasingly released in aluminum packaging, with even further potential growth in aluminum-packaged water.

•	Substitution against glass, steel and plastic. Package mix shift from other materials like glass, steel and plastic into aluminum is continuing.

2023 Global Beverage Packaging Consumption (kt)	2023 Global Beverage Packaging Market Share

Source: CRU Aluminium Beverage Can Sheet Market Outlook October 2023 Note: Excludes China	Source: CRU Aluminium Beverage Can Sheet Market Outlook October 2023 Note: Excludes China

[5]	Source: CRU Aluminium Beverage Can Market Outlook, October 2023. All CRU references to the broader aluminum beverage can market are derived from this report.

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We are the global leader in beverage packaging sheet with 39% global market share (excluding China) in the 2023 calendar year according to CRU, while also being the leading buyer and recycler of UBCs globally – recycling more than 82 billion cans annually and we expect this to increase to more than 95 billion cans upon completion of the Bay Minette, Alabama plant. We view our global footprint as an advantage as we believe geopolitical instability and supply chain risk have increased beverage packaging manufacturers’ desire for local supply. Aluminum beverage packages are the model of sustainable packaging as the average “can-to-can” lifecycle enables a beverage package that is recycled today and which could be back on store shelves in just 60 days. Aluminum’s properties enable a circular recycling process without meaningful downgrading, which contributes to a circular economy. With aluminum being one of the most sustainable packaging materials for beverages, demand for recyclable aluminum remains strong, despite potential substitutes for our products that customers may be willing to accept, such as glass or plastics. Novelis works with its customers to develop improved and more sustainably efficient aluminum solutions at dedicated beverage packaging innovation facilities, including our global research and technology center in Kennesaw, Georgia, as well as our R&D centers in Göttingen, Germany and as part of our joint venture in Ulsan, South Korea, and our new customer solution center in São José dos Campos, Brazil. Enabled by our global manufacturing and recycling footprint, Novelis serves some of the world’s most recognizable brands including Coca-Cola, AB InBev, PepsiCo and Heineken, as well as leading beverage packaging manufacturers Ball Corporation, Crown, Ardagh Metal Packaging and CanPack.

Automotive. Aluminum utilization is positioned for continued growth through increased adoption of EVs, which require higher amounts of aluminum. This is compounded by government regulations requiring improved emissions for ICE vehicles, while also maintaining and improving vehicle performance and safety through lightweighting. Aluminum products are used in vehicle structures (also known as “body-in-white”) as well as automotive body panel applications, including hoods, doors, deck lids, fenders, and lift gates. Aluminum sheet is also used in battery enclosures for the growing EV market and aluminum foil is used in the batteries themselves.

Global Light Vehicle Production

North America, Europe, and Greater China (millions of vehicles)

Source: S&P Global Mobility, Global Light Vehicle Production based Powertrain Forecast for Europe, Greater China and North America, December 2023

Based on management estimates, we believe that global automotive aluminum sheet demand is set to grow at a compound annual growth rate of 7% from calendar year 2023 to calendar year 2028. Further, based on our projections, we believe that during the same period, demand in North America is set to grow at a compound annual growth rate of 5%, demand in Europe is set to grow at 7% and demand in Asia is set to grow at 11%. Automotive demand is expected to be resilient across major markets regardless of elevated interest rates, with pent-up consumer demand driving growth in vehicle build rates. In addition, lightweighting of traditional ICE

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vehicles to increase fuel efficiency and performance, as well as the switch to EVs, will drive higher aluminum content in vehicles, as well as in new systems like battery enclosures. According to Ducker Carlisle, BEV growth and a shift to larger vehicles in North America will lead to an increase of aluminum sheet demand of approximately 40% between calendar year 2022 and calendar year 2030. EVs are projected to contain 28% more aluminum sheet per vehicle compared to ICE vehicles in North America in 2030.

Calendar Year 2023 Global Automotive Demand (kt)	Calendar Year 2023 Global Automotive Aluminum Market Shares

Source: Novelis Management Estimates	Source: Novelis Management Estimates – Share based on approximate capacity

We believe Novelis is the world’s largest supplier of aluminum sheet to the automotive industry, with a global market share of 36% and finishing capacity of approximately 1mt. Novelis leverages aluminum’s properties to deliver safer, more sustainable, and more cost-effective solutions for OEMs to lightweight their fleets, improving fuel efficiency and vehicle performance. Our automotive products, including our high-performing Advanz™ alloys, are featured across hundreds of models on the road today. Novelis provides high-strength aluminum sheet for EVs, enabling increased battery range while giving automakers the ability to add in-vehicle content that enhances the user experience. A lighter EV requires a smaller battery for the same range, which significantly reduces the vehicle cost and the demand for rare elements. Continuously innovating, Novelis has dedicated automotive R&D centers in Sierre, Switzerland and Shanghai, China, as well as CSCs in Detroit, Michigan, Stuttgart, Germany, and Shanghai, China. We enjoy long-standing partnerships with automotive customers globally, including Ford, Jaguar Land Rover, Hyundai, Volvo, Nissan, BMW, Daimler, GM, NIO and Toyota.

Aerospace. The aerospace industry is building new aircraft to serve a growing number of air passengers and to replace older, less efficient planes with newer, more fuel-efficient models. Aluminum offers a high strength-to-weight ratio, energy efficiency, and high tolerance to extreme temperatures, making it an ideal material for the manufacturing of aircraft. According to Oliver Wyman’s Global Fleet & MRO Forecast 2023-2032, aircraft production and delivery will remain strong through the end of the forecast in 2032. Based on management estimates, we believe aerospace aluminum demand will grow at a compound growth rate of 5% between 2023 and 2030. Aluminum demand is expected to be above pre-COVID levels in 2024 based on management estimates. In particular, we believe Novelis and aluminum are well positioned with a large share of supply on single-aisle aircraft, which is the fastest growing aerospace segment and today has a significant

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backlog. According to Boeing’s Commercial Market Outlook, 76% of aircraft needed over the next 20 years will be single aisle.

Source: Oliver Wyman’s Global Fleet & MRO Forecast 2023-2032

Based on management estimates, we believe Novelis is a leading supplier of aluminum sheet to the aerospace industry. Novelis specializes in the production of aluminum plate and sheet materials for fuselage and wing structure components, and we are qualified at all major aerospace OEMs. Novelis can produce very wide and ultra-thick plates, either heat-treated or non-heat treated. We have also introduced new low-density alloys that translate into better fuel efficiency and lower operating costs for the airline industry. The Aleris acquisition has given us outstanding innovation centers geared specifically toward aerospace solutions in both Koblenz, Germany and Zhenjiang, China. Our Koblenz, Germany plant has been serving the aerospace industry for over 40 years and acted as a technical enabler for the Zhenjiang plant during its ramp-up. Our plant in Zhenjiang allows Novelis to hold the position of being, we believe, the only western aluminum supplier to the aerospace industry with domestic production capabilities in China. We continue to strengthen our relationships with global customers like Airbus, Boeing, Bombardier, and Embraer.

Specialties. Aluminum’s applications are present in many components of our everyday lives. Aluminum is relied on to create sustainable solutions across markets, including building and construction, commercial transportation, foil & packaging, and commercial & consumer products. These industries continue to increase aluminum material adoption due to its many desirable characteristics. This diverse market is poised for growth due to a fundamentally undersupplied U.S. housing market, growing medium-duty van production driven by e-commerce growth, and consumer demands in coffee capsule and container packaging. In this category, we provide a variety of products across various market segments:

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Building & Construction. Anodized and pre-painted aluminum designed to meet the exacting requirements of the construction industry, while enabling architects to bring their most innovative and ambitious designs to life in an eco-friendly and cost-effective way. We believe Novelis is a leading supplier of aluminum sheet to the North American building and construction aluminum market.

•	Signage. Commercial signs, license plates and traffic and road signs.

•	Foil & Packaging. Containers and lids, trays and complementary accessories, converter foil, bottles, caps & closures, and cartridges.

•	Commercial Transportation. Mass transportation, such as rail and commercial truck and trailer. We believe Novelis is a leading supplier of aluminum sheet to the commercial transportation industry.

•	Commercial & Consumer. Durable and attractive finishes on goods ranging from smartphones to appliances.

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Market Structure and Competition

The aluminum solutions and rolled products market is highly competitive and is characterized by economies of scale, with significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. Our main aluminum competitors are as follows:

North America
Arconic Corporation (“Arconic”)
Commonwealth Rolled Products
Constellium SE (“Constellium”)
Golden Aluminum
Gränges AB
JW Aluminum
Kaiser Aluminum
Ma’aden - Saudi Arabian Mining Company (“Ma’aden”)
Shandong Nanshan Aluminum Co., Ltd.
UACJ Corporation/Tri-Arrows
Europe
Aluminum Duffel BV
AMAG Austria Metall AG
Arconic
Constellium
Elval Hellenic Aluminium Industry S.A.
Gränges AB
Henan Zhongfu Industrial Co., Ltd.
Hulamin
Ma’aden
Shandong Nanshan Aluminum Co., Ltd.
Speira GmbH

Asia
Arconic
Binzhou Weiqiao Aluminium Science & Technology Co., Ltd.
China Zhongwang Holdings Limited
Chinalco Group
Henan Mingtai Aluminum Industrial Co., Ltd.
Henan Zhongfu Industrial Co., Ltd.
Kobe
Ma’aden
Shandong Nanshan Aluminum Co., Ltd.
Southwest Aluminum (Group) Co., Ltd.
UACJ Corporation
South America
Companhia Brasileira de Alumínio
Hulamin Limited
Shandong Nanshan Aluminum Co., Ltd.

The factors influencing competition vary by region and end-use market, but generally we compete on the basis of our value proposition, which includes price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support, and customer service. In some end-use markets, competition is also affected by fabricators’ requirements that suppliers complete a qualification process to supply to their plants. This process can be rigorous and may take many months to complete. As a result, obtaining business from these customers can be a lengthy and expensive process. However, the ability to obtain and maintain these qualifications can represent a competitive advantage.

In addition to competition from others within the aluminum rolled products industry, we also face competition from non-aluminum material producers. In the packaging end-use market (primarily beverage and food cans), aluminum rolled products compete mainly with glass, polyethylene terephthalate (“PET”) plastic, and steel. In the transportation end-use market, aluminum rolled products compete mainly with steel and composites. Aluminum competes with wood, plastic, cement, steel and other materials in building and construction applications. Aluminum competes with steel, copper, plastic, glass, and other materials in industrial applications. Additionally, aluminum rolled products compete mainly with plastic, steel, and magnesium in the consumer durables end-use market. Factors affecting competition with substitute materials include price, ease to manufacture, consumer preference and performance characteristics.

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Key Factors Affecting Supply and Demand

The following factors have historically affected the supply of aluminum rolled products:

Production Capacity and Alternative Technology. The addition of rolling capacity requires large capital investments and significant plant construction or expansion, and typically requires long lead-time equipment orders. Advances in technological capabilities allow aluminum rolled products producers to better align product portfolios and supply with industry demand. There are lower cost ways to enter the industry such as continuous casting, which offers the ability to increase capacity in smaller increments than is possible with hot mill additions. However, the continuous casting process results in a more limited range of products.

Trade. Some trade flows occur between regions despite shipping costs, import duties, tariffs, and the lack of localized customer support. Higher-value-added products are more likely to be traded internationally, especially if demand in certain markets exceeds local supply. With respect to less technically demanding applications, emerging markets with low-cost inputs may export commodity aluminum rolled products to larger, more mature markets as we have seen with China.

The following factors have historically affected the demand for aluminum rolled products:

Economic Growth. We believe that economic growth is a significant driver of aluminum rolled products demand. In mature markets, growth in demand has typically correlated closely with industrial production growth. In many emerging markets, growth in demand typically exceeds industrial production growth largely because of expanding infrastructures, capital investments and rising incomes that often accompany economic growth in these markets.

Substitution Trends. Manufacturers’ willingness to substitute other materials for aluminum in their products and competition from substitution materials suppliers also affect demand. There has been a strong substitution trend toward aluminum in vehicles as automobile manufacturers look for ways to meet fuel efficiency regulations; improve performance; reduce carbon emissions in a cost-efficient manner; and lower vehicle weight, particularly in electric vehicles. As a result of aluminum’s durability, strength and light weight, automobile manufacturers are substituting heavier alternatives, such as steel and iron, with aluminum. Carbon fiber and plastics are other lightweight material options, but their relatively high cost and limited recyclability reduce their competitiveness as widespread material substitutes today. Consequently, demand for flat-rolled aluminum products has increased. We also see strong substitution trends toward aluminum in the beverage packaging market. With aluminum being the most sustainable packaging material for beverages, demand for infinitely recyclable aluminum remains strong. Package mix shift from other materials like glass, steel and PET into aluminum, and new beverage introductions – such as energy drinks, canned cocktails, spiked seltzer, and sparkling waters – all support increased demand levels.

Seasonality. We typically experience seasonal slowdowns in our third fiscal quarter, resulting in lower shipment volumes. However, this has been less significant as we shift and diversify our product portfolio. The seasonal slowdowns are a result of declines in overall production output due primarily to holidays and cooler weather in North America and Europe, our two largest operating regions. We are less impacted by seasonal downturns in construction activity. We also experience downtime at our mills and customers’ plants due to scheduled maintenance.

Sustainability. Growing awareness of environmentalism and demand for recyclable products, particularly increased consumer preference for more sustainable beverage packaging options, has increased the demand for aluminum rolled products. Unlike other commonly recycled materials, such as paper or PET, aluminum can be infinitely recycled without affecting the quality of the product. Additionally, the recycling process uses approximately 95% less energy than is required to produce primary aluminum, with an approximate equivalent reduction in greenhouse gas emissions.

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Raw Materials and Suppliers

The input materials we use in manufacturing our products include primary aluminum, recycled aluminum, sheet ingot, alloying elements, and grain refiners. These raw materials are generally available from several sources and are not commonly subject to supply constraints in normal market conditions. We also consume considerable amounts of energy in the operation of our facilities. For a discussion of current inflation and supply chain impacts on our materials, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Aluminum

We obtain aluminum from a number of sources, including the following:

Primary Aluminum Sourcing. We purchased or tolled approximately 1,465 kt of primary aluminum in fiscal 2023 in the form of sheet ingot, standard ingot, and molten metal.

Aluminum Products Recycling. We operate facilities in several plants to recycle post-consumer aluminum, such as UBCs collected through recycling programs. In addition, we have agreements with several of our large customers to have a closed-looped system whereby we take production scrap material from their fabricating activity and re-melt, cast, and roll it to re-supply these customers with aluminum sheet. Other sources of recycled material include lithographic plates and products with longer lifespans, like vehicles and buildings, which are starting to become high-volume sources of recycled material. We purchased or tolled approximately 2,325 kt of recycled content in fiscal 2023.

The overall benefit we receive from utilizing recycled metal is influenced by the overall price levels of the LME and LMPs, the spread between the price for recycled aluminum and the LME primary aluminum price, and our consumption levels of the recycled material inputs. We have in the past and may continue to seek to stabilize our future exposure to metal prices through the use of derivative instruments.

Energy

We use several sources of energy in the manufacturing and delivery of our aluminum rolled products. In fiscal 2023, natural gas and electricity represented approximately 98% of our energy costs. We also use fuel oil and transport fuel. The majority of energy usage occurs at our remelt/casting centers and during the hot rolling process. Our cold rolling facilities require relatively less energy. We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. We have in the past and may continue to seek to stabilize our future exposure to natural gas prices through the use of derivative instruments. A portion of our electricity requirements are purchased pursuant to long-term contracts in the regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs. We have fixed pricing on some of our energy supply arrangements.

Manufacturing Process

The stages of the manufacturing process for aluminum rolled products are described below. As we use a mix of recycled and primary aluminum in our production process, our end-products originate from a mix of recycled and primary aluminum. Novelis annually reports the absolute amount and percentage of recycled material used in our end-products (see below chart). In addition to recycled aluminum, our products are composed of primary

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aluminum and comparatively small amounts of other metals. In addition to aluminum, other metals (e.g., copper) are added to deliver the desired material specifications.

Recycling

In the recycling center, incoming scrap aluminum is shredded into small pieces and screened to remove dirt. It is then preheated to remove moisture and any organic coatings. The preheated metal is then melted by feeding it into a specially designed recycling furnace. The chemistry of the molten scrap is adjusted to a target specification by blending different grades of scrap together in specific ratios. The molten scrap is then skimmed to remove oxidized metal (dross) from the surface of the liquid in the furnace. The recycled metal is then poured into large crucibles and is transported to the remelt department.

Remelt & Casting

The remelt department uses a combination of solid primary aluminum ingots, molten scrap from the recycling center, and solid scrap generated by our rolling processes. These inputs are loaded into a large, top charged furnace and are melted to produce liquid metal for the casting process.

The molten metal mixture is transferred to a holding furnace where the chemistry of the liquid metal is adjusted by adding alloying elements such as copper, magnesium, and manganese. The liquid metal is skimmed again, filtered, and treated with chlorine gas prior to casting to remove impurities.

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In the casting process, molten aluminum is fed slowly into a water-cooled mold that lowers into a deep underground pit to produce large rectangular ingots for the rolling process (sheet ingot). The metal temperature, casting speed and water flow are carefully managed to ensure that the sheet ingot has the correct shape and properties for hot rolling.

Scalping & Hot Rolling

The hot rolling process converts sheet ingots into coils.

First, a thin layer on the surface of the sheet ingot is removed with a milling machine called a scalper. This process enhances the surface quality of the hot rolled coils.

Second, the sheet ingot is heated and held at a high temperature for several hours to homogenize the alloying elements and create a uniform grain structure.

Third, the preheated ingot is rolled to the specified gauge by passing the block of metal through the hot rolling mill several times. Each pass through the hot mill reduces the thickness of the metal while increasing its length, until the sheet can be rolled into a coil. Automated systems control the coil profile and flatness during the hot rolling process.

During the hot rolling process, the edges of the coil are trimmed to remove any cracks that form at the edges of the sheet. This process is required to keep the coil from breaking during rolling. The scrap generated during this trimming process is returned to the remelt process. The ends of the hot rolled coil are also trimmed to remove any off-quality material. These end cuts are also returned to remelt for reprocessing.

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Cold Rolling

In the cold rolling process, hot rolled coils are passed through the cold mill at low temperature to bring them to final customer specifications for gauge, flatness and other physical characteristics. Typically, a hot coil will pass through the cold mill one to three times before it is ready for finishing.

The cold rolling process also generates edge and end trim scrap, which is returned to remelt, similar to the hot rolling process.

Annealing

The annealing process finalizes the mechanical properties of the coil by heating the metal to a precise temperature for a specific amount of time. This process alters the grain structure of the metal to achieve the desired mechanical properties.

There are three basic methods of annealing finished coils. The simplest method of annealing is to use the residual heat generated by the rolling process to anneal the metal after it is rolled into a coil (self-anneal).

The second method involves placing cold rolled coils into a furnace in batches and heating them to the desired temperature for a specified time (batch anneal).

The third and most complex method of annealing is to unroll the coils and pass the sheet through a continuous annealing line (CASH line). The continuous annealing process produces a product that is suitable for forming into high-strength stamped parts, primarily for the automotive industry.

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Finishing

In the finishing process, cold rolled and annealed coils are prepared for final shipment to the customer. Coils may pass through a variety of different finishing steps, depending on end-use requirements. Finishing processes include:

Tension leveling: This process is designed to improve the flatness of the aluminum strip by precisely stretching it through a series of leveling rollers.

Coating: Organic coatings or paints may be applied to one or both sides of the sheet and are then cured in a furnace.

Slitting: Coils are cut into specific widths depending on the intended end use by unrolling the coils and passing the sheet through a set of rotating knives. The individual cut strips are then recoiled into smaller finished coils.

Packaging: Coils are packaged using a variety of materials to protect the finished product from moisture, dirt, and mechanical damage during shipment.

Our Operating Segments

We report our results of operations in four segments: North America, Europe, Asia, and South America. Due in part to the regional nature of supply and demand for aluminum solutions and to best serve our customers, we manage our activities based on geographic areas. The following charts show net sales by geography and net sales and shipments by end-product market for fiscal 2023.

Novelis Global Net Sales by Geographic Region	Novelis Global Net Sales by End-Market

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Novelis Global Shipments by End-Market

North America Segment

Headquartered in Atlanta, Georgia, Novelis North America consists of 16 plants, including recycling operations, across two countries. We consider ourselves the leader in aluminum recycling and production in North America. In North America, we generated $7,550 million in net sales, $673 million in Adjusted EBITDA, and 1,515 kt in rolled product shipments, resulting in $444 in Adjusted EBITDA per tonne for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $335 million in Adjusted EBITDA, 483 kt in rolled product shipments, and $116 in Adjusted EBITDA per tonne across our North American segment.

We believe we hold the number one position in the beverage packaging and automotive markets in North America. Beverage packaging represents our largest market within North America, selling 672 kt in fiscal 2023. The specialties segment is the second largest end-market in the region, selling 463 kt in fiscal 2023. The balance of the portfolio is from our leading position in the automotive market, selling 380 kt in fiscal 2023.

Across our 16 plants, our aluminum rolling capacity is approximately 1.5 mt. In addition, we have both R&D centers and CSCs strategically located across North America. Our global casting, engineering and technology center in Spokane, Washington, specializes in molten metal processing. This group seeks to ensure Novelis is always developing and adopting best practices related to recycling and molten aluminum processing, globally. Our global research and technology center in Kennesaw, Georgia, offers state of the art research and development capabilities to help us meet the global long-term demand for aluminum used across all our product markets and geographies. Kennesaw, Georgia is also home to our beverage packaging CSC and can-making pilot line, where we test our products on pre-production lines similar to those used by our beverage packaging customers. We also operate an automotive CSC in Detroit, Michigan.

Due to strong consumer demand for sustainable aluminum products, particularly beverage packaging and automotive sheet, we currently have various debottlenecking, recycling, and new capacity capital investment projects under construction, including projects to expand rolling capacity in Oswego, New York, and Logan, Kentucky, and to construct a highly advanced automotive recycling facility in Guthrie, Kentucky. We have also broken ground on an investment of approximately $4.1 billion to build a fully integrated, greenfield rolling and recycling plant in Bay Minette, Alabama, with an annual rolled aluminum production capacity of 600 kt. We have materially contracted or committed our beverage packaging capacity that will be available in North America through the ramp-up of operations of our Bay Minette, Alabama plant, including with decades-long customer partners such as Ball Corporation, Coca-Cola and Ardagh Metal Packaging, underscoring the strong demand for high-recycled-content beverage packaging sheet.

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Novelis North America End-Market Shipment Mix

Europe Segment

Headquartered near Zurich, Switzerland, Novelis Europe operates 10 plants across four countries, including recycling operations. We consider ourselves the leader in aluminum recycling and rolling in Europe. We generated $5,059 million in net sales, $286 million in Adjusted EBITDA, and 1,030 kt in rolled product shipments, resulting in $278 in Adjusted EBITDA per tonne in Europe for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $83 million in Adjusted EBITDA, 52 kt in rolled product shipments, and $70 in Adjusted EBITDA per tonne across our European segment. We hold a leading position within the European beverage packaging and automotive end-markets.

The beverage packaging end-market represents our largest market within Europe, selling 476 kt in fiscal 2023. The second largest end-market is the automotive market, selling 255 kt in fiscal 2023. The specialties market is the third largest end-market, selling 232 kt in fiscal 2023. The remainder of sales are from the aerospace industry, selling 67 kt in fiscal 2023.

Across our European plants, our aluminum rolling capacity is approximately 1.2 mt. These manufacturing plants produce a broad range of sheet, plate, and foil products. We believe our Nachterstedt plant is one of the largest aluminum recycling plants in the world. Additionally, we have multiple centers dedicated to innovation in Europe. We have an automotive R&D center in Sierre, Switzerland and an R&D center in Göttingen, Germany, which specializes in the development of new products and processes for our beverage packaging and specialties customers. We also have an automotive CSC in Stuttgart, Germany. Due to strong consumer demand for sustainable aluminum products, we are evaluating additional rolling and recycling capacity expansion in Europe moving forward.

Novelis Europe End-Market Shipment Mix

Asia Segment

Headquartered in Seoul, South Korea, Novelis Asia operates four plants, including recycling operations, in two countries. We are a leading aluminum producer and believe we are the largest recycler of aluminum in Asia. We

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generated $3,014 million in net sales, $339 million in Adjusted EBITDA, and 721 kt in rolled product shipments, resulting in $470 in Adjusted EBITDA per tonne in Asia for fiscal 2023. Compared to fiscal 2016, our fiscal 2023 performance saw an increase of $197 million in Adjusted EBITDA, a decrease of 39 kt in rolled product shipments, and an increase of $283 in Adjusted EBITDA per tonne across our Asian segment.

We hold a leading position within the Asian beverage packaging and automotive end-markets. Beverage packaging represents our largest market in Asia, selling 509 kt in fiscal 2023. The automotive end-market represents the second largest end-market in the region, selling 121 kt in fiscal 2023. Specialties is the third largest end-market, selling 52 kt in fiscal 2023. The remainder of sales are from the aerospace industry, selling 39 kt in fiscal 2023.

Across our plants, our rolling capacity is approximately 0.8 mt. These manufacturing plants produce a broad range of aluminum sheet, plate, and light gauge products. In fiscal 2022, we completed a 100 kt automotive finishing capacity expansion at our Changzhou, China facility. In South Korea, we are currently expanding our recycling capacity and capabilities with an approximately $65 million recycling capacity expansion as part of our Ulsan Aluminum joint venture. We also have plans under evaluation to invest in our plant in Zhenjiang, China, aimed at enabling domestic automotive rolling and recycling capabilities. We have an aerospace innovation center in Zhenjiang, an R&D center and an automotive CSC in Shanghai, China, and an R&D center as part of our joint venture in Ulsan, South Korea.

Novelis Asia End-Market Shipment Mix

South America Segment

Headquartered in São Paulo, Brazil, Novelis South America operates two plants, including recycling operations, in one country. We consider ourselves the leader in aluminum recycling and production in South America. We hold a top position within the South American beverage packaging market. In South America, we generated $2,893 million in net sales, $522 million in Adjusted EBITDA, and 616 kt in rolled product shipments for fiscal 2023, resulting in $847 in Adjusted EBITDA per tonne. Compared to fiscal 2016, our fiscal 2023 performance saw increases of $242 million in Adjusted EBITDA, 126 kt in rolled product shipments, and $276 in Adjusted EBITDA per tonne across South America. Beverage packaging represents our largest market in the region, selling 591 kt in fiscal 2023. Additionally, we produce products to serve the specialties end-market, selling 25 kt in fiscal 2023.

Across our plants, our rolling capacity is approximately 0.7 mt. In fiscal 2022, we completed a $150 million investment to expand both rolling and recycling capacity by 100 kt each at our Pindamonhangaba facility. In March 2023, we opened our newest CSC, which is focused on supporting the South American beverage packaging market and is located in São José dos Campos, Brazil. Due to strong consumer demand for sustainable aluminum products, in fiscal 2022, we announced an approximately $50 million debottlenecking investment at our Pindamonhangaba plant to unlock approximately 70 kt of additional rolling capacity in a two-phase project with full completion expected in fiscal 2026. We are evaluating additional rolling and recycling capacity expansions.

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Novelis South America End-Market Shipment Mix

Our Customers

We focus significant efforts on developing and maintaining close working relationships with our customers and end-users. Our major customers include:

Beverage Packaging	Specialties
Anheuser-Busch InBev	Amcor
Ardagh Group	American Construction Metals
Ball Corporation	DENSO
Can-Pack	Gentek
Crown Holdings	HFA
Heineken	Kaycan Limited
PepsiCo	Mahle Behr
Various bottlers of the Coca-Cola System	Mastic Home Exteriors
Omnimax International
Automotive	Ply Gem
BMW Group	Prefa
Daimler Group	Reynolds Consumer Products
Ford Motor Company	Ryerson
General Motors	Samsung SDI
Honda Motor Company	Samwon Industry
Hyundai Motors Corporation	Service Partners Gutter Supply
Jaguar Land Rover	Utility
NIO	VELUX
Renault-Nissan-Mitsubishi Alliance Rivian Stellantis Toyota Motor Corporation Volkswagen Group Volvo Cars	Aerospace Airbus AVIC/COMAC Boeing Bombardier Embraer

Our single largest end-use product is beverage packaging. We sell sheet directly to beverage makers and bottlers as well as to beverage can fabricators who sell the cans they produce to bottlers. In certain cases, we operate under umbrella agreements with beverage makers and bottlers through which they direct their can fabricators to source their requirements for beverage can body stock, can end stock, and can tab stock from us.

Additional information related to our top customers is contained in Note 23 – Segment, Geographical Area, Major Customer and Major Supplier Information to our audited annual consolidated financial statements and

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Note 14 – Segment, Geographical Area, Major Customer and Major Supplier Information to our unaudited interim condensed consolidated financial statements included in this prospectus.

Properties

Our global headquarters are in Atlanta, Georgia. Our global research and technology center, located in Kennesaw, Georgia, contains state-of-the-art R&D capabilities to help us better partner and innovate with our customers. We have a network of Customer Solution Centers across all four operating regions, allowing us to innovate alongside our customers. We also have a global casting engineering and technology center in Spokane, Washington, which specializes in molten metal processing. Additionally, we have several facilities with R&D operations worldwide, including facilities with specified research in automotive and aerospace technologies. Our regional headquarters are in Atlanta, Georgia (North America), Küsnacht, Switzerland (Europe), Seoul, South Korea (Asia), and São Paulo, Brazil (South America).

The number of operating facilities by operating segment as of March 31, 2023 is shown in the table below and includes operating facilities we jointly own and operate with third parties.

	Operating Facilities	Facilities with Recycling Operations
North America	16	7
Europe	10	5
Asia	4	2
South America	2	1

Total	32	15

The following tables provide information, by operating segment, about the plant locations, processes and major end-use markets or applications for the aluminum rolled products, recycling, and primary metal facilities we owned and operated, including joint ventures, as of March 31, 2023.

North America

Locations	Plant Processes	Major Products
Ashville, Ohio	Coating and finishing	Coated coil for specialties

Berea, Kentucky	Recycling and sheet ingot casting	Sheet ingot from recycled metal for can body and can end stock

Buckhannon, West Virginia	Cold rolling and finishing	Mill finish coil and light-gauge sheet for specialties

Clayton, New Jersey(1)	Cold rolling and finishing	Foil and light-gauge coiled sheet for specialties

Davenport, Iowa(2)	Casting, hot rolling, and recycling	Hot rolled coil from recycled material

Davenport, Iowa(2)	Cold rolling and finishing	Painted coil and mill finish coil

Fairmont, West Virginia	Cold rolling and finishing	Aluminum sheet and light-gauge foil for specialties

Greensboro, Georgia	Recycling and sheet ingot casting	Sheet ingot from recycled metal for can body and can end stock

Guthrie, Kentucky	Pre-treatment and heat treatment	Automotive sheet

Kingston, Ontario	Cold rolling and finishing	Automotive sheet and specialty material

Lincolnshire, Illinois	Cold rolling and finishing	Mill finish coil

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Locations	Plant Processes	Major Products

Oswego, New York	Sheet ingot casting, hot rolling, cold rolling, recycling, and finishing	Automotive sheet, can stock, construction sheet, industrial sheet, and painted sheet

Richmond, Virginia(3)	Pellet casting, hot rolling, cold rolling, finishing, and recycling	Mill finish sheet for building and construction

Russellville, Kentucky(4)	Sheet ingot casting, hot rolling, cold rolling, finishing, and recycling	Can stock and aluminum sheet and coil for specialties

Terre Haute, Indiana	Cold rolling and finishing	Foil stock for specialties

Uhrichsville, Ohio	Casting, hot rolling, cold rolling, finishing, and recycling	Transportation sheet and aluminum sheet for specialties

Warren, Ohio	Coating and finishing	Coated can sheet

(1)	The Clayton plant ceased operations in December 2023.
(2)	The Company operates two separate facilities in Davenport, Iowa, one finishing mill and one casting facility.
(3)

In March 2023, we announced the shutdown of pellet casting and hot rolling assets at our Richmond plant. Following the shutdown in fiscal 2024, the remaining processes will consist of cold rolling and finishing.

(4)

Logan, located in Russellville, Kentucky, is operated as a joint venture between Novelis and Tri-Arrows. We own 40% of the outstanding common shares of Logan. See Note 9 – Consolidation to our audited annual consolidated financial statements and Note 3 – Consolidation to our unaudited interim condensed consolidated financial statements included in this prospectus for further information about this affiliate.

Europe

Locations	Plant Processes	Major Products
Bresso, Italy	Coating, embossing, and finishing	Painted sheet, painted construction sheet, and automotive sheet

Göttingen, Germany	Finishing and coating	Can end stock, food can, and painted sheet

Koblenz, Germany	Sheet ingot casting, hot rolling, cold rolling, and finishing	Sheet ingot for aerospace, aerospace sheet, commercial plate, and heat exchangers

Latchford, United Kingdom	Recycling and sheet ingot casting	Sheet ingot from recycled metal

Nachterstedt, Germany	Recycling, sheet ingot casting, cold rolling, finishing, coating, and heat treatment	Automotive sheet, can end stock, industrial sheet, painted sheet, construction sheet, and sheet ingot from recycled metal

Neuss, Germany(1)	Recycling, sheet ingot casting, hot rolling, cold rolling, and finishing	Can body stock, foil stock, and feeder stock for finishing operations

Ohle, Germany	Cold rolling, finishing, and converting	Foil, packaging, and flexible tubes

Pieve, Italy	Continuous casting, cold rolling, finishing, and recycling	Coil for finishing operations, industrial sheet, foil stock, and closure stock

Sierre, Switzerland(2)	Sheet ingot casting, hot rolling, cold rolling, finishing, and continuous heat treatment	Automotive sheet and industrial sheet

Voerde, Germany	Casting and recycling	Sheet ingot for automotive and specialties

(1)

Alunorf is operated as a 50/50 production joint venture between Novelis and Speira GmbH. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements included in this prospectus for further information about this affiliate.

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(2)

Novelis operates a wholly owned facility in Sierre, Switzerland. In addition to this facility, AluInfra is operated as a 50/50 joint venture between Novelis and Constellium SE and provides utility services to each partner. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements and Note 4 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our unaudited interim condensed consolidated financial statements included in this prospectus for further information about this affiliate.

Asia

Locations	Plant Processes	Major Products
Changzhou, China	Heat treatment and finishing	Automotive sheet

Ulsan, South Korea(1)	Recycling, sheet ingot casting, hot rolling, cold rolling, and finishing	Can stock, construction sheet, industrial sheet, electronics, automotive sheet for finishing operations, foil stock, and recycled material

Yeongju, South Korea	Recycling, sheet ingot casting, hot rolling, cold rolling , and finishing	Can stock, construction sheet, industrial sheet, electronics, foil stock, and recycled material

Zhenjiang, China	Sheet ingot casting, hot rolling, and heat treatment	Aerospace sheet, commercial plate, and industrial sheet

(1)

UAL is operated as a 50/50 joint venture between Novelis and Kobe Steel. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements and Note 4 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our unaudited interim condensed consolidated financial statements included in this prospectus for further information about this affiliate.

South America

Locations	Plant Processes	Major Products
Pindamonhangaba, Brazil	Recycling, sheet ingot casting, hot rolling, cold rolling, finishing, and coating	Can stock, construction sheet, industrial sheet, foil stock, sheet ingot, and transportation sheet

Santo Andre, Brazil	Foil rolling and finishing	Light-gauge foil for specialties

Distribution

We have two principal distribution channels for the end-use markets in which we operate: direct sales to our customers and sales to distributors.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Direct sales as a percentage of total net sales	93%	96%	94%
Distributor sales as a percentage of total net sales	7	4	6

Direct Sales

We supply various end-use markets all over the world through a direct sales force operating from individual facilities or sales offices, as well as from regional sales offices. The direct sales channel typically serves very large, sophisticated OEMs and fabricators. Longstanding relationships are maintained with leading companies in industries using aluminum rolled products. Supply contracts for large global customers generally range from one to five years in length and, historically, there has been a high degree of renewal business with these customers. Certain customers require suppliers to complete a lengthy and expensive qualification process. The ability to

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obtain and maintain these qualifications can represent a competitive advantage. Given the customized nature of products and in some cases, large order sizes, switching costs are significant, thus adding to the overall consistency of the customer base.

We also use third-party agents or traders in some regions to complement our own sales force. These agents provide service to our customers in countries where we do not have local employees.

Distributors

We also sell our products through third-party aluminum distributors. Customers of distributors are widely dispersed, and sales through this channel are highly fragmented. Distributors sell mostly commodity or less specialized products into many end-use markets in small quantities, including the architectural and industrial markets. We collaborate with our distributors to develop new end-use products and improve supply chain efficiency.

Research and Development

The table below summarizes our R&D expenses, which include mini-scale production lines for hot rolling, beverage cans, and continuous casting.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Research and development expenses	$95	$92	$83

We conduct R&D activities in order to meet current and future customer requirements, improve our products, and reduce our conversion costs. We have a global research and technology center in Kennesaw, Georgia, which offers state of the art research and development capabilities to help Novelis meet the global long-term demand for aluminum used for the beverage packaging, automotive, aerospace, and specialties markets. We also have a global casting engineering and technology center in Spokane, Washington, specializing in molten metal processing; automotive research and technology centers in Shanghai, China, and Sierre, Switzerland; a research and technology center specializing in the development of new products and processes for our beverage packaging and specialties customers in Göttingen, Germany; an automotive customer solution center in Detroit, Michigan; a beverage packaging customer solution center in São José dos Campos, Brazil; a research and development laboratory to advance carbon neutral solutions for aluminum manufacturing in Sierre, Switzerland; and aerospace innovation centers in Koblenz, Germany, and Zhenjiang, China.

Our ESG Strategy

We believe Novelis is the world’s largest recycler of aluminum and the leading provider of sustainable and innovative aluminum solutions. Sustainability is not new for Novelis. We have endeavored to make it a part of our company DNA and we aim to keep it front and center through our purpose of Shaping a Sustainable World Together. During fiscal 2023, we recycled over 82 billion used beverage cans, and recycled content made up 61% of total input in our aluminum rolled products. We define recycled content as total aluminum rolled product shipments minus primary metal (net of metal loss) plus coated scrap and runaround melt loss. The recycled content rate of 61% in fiscal 2023 is an increase from the 57% reported in fiscal 2022 due to higher scrap inputs and lower prime consumption.

Core to our purpose and business model is our objective of moving society toward the benefits of a circular economy by reducing our carbon footprint and being a steward for recycling advancements. In partnership with our suppliers and customers, our employees are the driving force behind our aim to innovate, and we believe that it is their talent that sets Novelis apart. We seek to accomplish this purpose by committing to provide our employees with the opportunities and support they need to further grow their talents in a safety-centered workplace. Novelis’ worldwide locations enable us to embrace diverse cultures and communities, and push boundaries through unique thinking and learnings.

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Environmental Stewardship

In April 2021, Novelis announced our ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance business, industry, and society toward the benefits of a circular economy. As part of this, we have set the following goals:

•	being a carbon-neutral company by 2050 or sooner; and

•	reducing our carbon footprint 30% by 2026, from a fiscal 2016 baseline.

Our carbon goals are inclusive of Scope 1 and 2, as well as Scope 3 emissions in categories 1 and 4 of the Greenhouse Gas Protocol.

We intend to do this by utilizing aluminum’s potential for circularity, developing and promoting sustainable uses of aluminum, and expanding aluminum’s application as a recyclable material. We plan to increase the use of recycled content in our products, as appropriate, and engage with customers, suppliers, and industry peers across the value chain as we aim to drive innovation that improves aluminum’s overall sustainability. In addition, we intend to evaluate each future expansion project’s carbon impact and plan to include an appropriate carbon cost as part of our financial evaluation of future strategic growth investments and evaluate each future expansion project’s carbon impact so that we may seek to appropriately mitigate any negative carbon impacts to meet our goals – and, in turn, help our customers to meet theirs.

We operate an integrated network of rolling and recycling facilities across North America, South America, Europe, and Asia. We believe we are also a global leader in closed-loop recycling, a process that allows a company and its customers to reuse customers’ aluminum scrap as well as post-consumer scrap and recycle the materials into similar products. Closed-loop recycling preserves the value of the alloy, reduces recycling and transportation costs, minimizes environmental impact, and establishes a secure supply chain for customers. Recycling aluminum is a core component of our business partly because it requires approximately 95% less energy and produces roughly 95% fewer greenhouse gas emissions than manufacturing primary aluminum, resulting in an equivalent carbon emissions reduction.

We are also targeting a reduction of our environmental footprint with respect to water, waste, and energy by 2026 with the following goals (each based on a baseline of fiscal 2020):

•	reduce energy intensity by 10%;

•	reduce water intensity by 10%; and

•	reduce the amount of waste to landfill from Novelis operations by 20%.

Social Impact

We are proud of our purpose – Shaping a Sustainable World Together – which is supported by our vision – to advance aluminum as the material of choice with circular solutions. We provide training on our Code of Conduct, which reminds our people that we are committed to operating with high ethical standards and supporting a culture of integrity.

As part of our Corporate Social Responsibility program, we organize an annual Novelis Volunteer Month, which funds and executes large-scale employee volunteer projects each October across all of our operations and facilities worldwide.

Human Capital Resources

Novelis operates an integrated network of 32 technically advanced rolling and recycling facilities across North America, Europe, Asia, and South America. We have 16 operating plants in North America, 10 in Europe, four in Asia, and two in South America. As of December 31, 2023, we had approximately 13,160 employees supporting our operations across nine countries.

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The table below summarizes our approximate number of employees by region, excluding our proportionate share of those employed by less than wholly owned affiliates as well as temporary employees.

	North America(1)	Europe	Asia	South America	Total
December 31, 2023	4,890	4,700	1,870	1,700	13,160

(1)

Includes employees at our Corporate headquarters located in Atlanta, Georgia, and our R&D facility located in Kennesaw, Georgia and excludes employees at the finishing plant in Clayton, New Jersey that ceased operations at the end of 2023.

Diversity and Inclusion (“D&I”)

Our employees are at the heart of our drive to innovate and transform. We believe their diverse backgrounds, expertise and perspectives help us achieve the ambitious goals we have set and underpin the growth of our business and the strength of our culture. We believe that continuing to build this diversity across a variety of dimensions – including gender, ethnic and socioeconomic diversity – will drive innovation, expand the voices and skills that propel our business and attract the highest-caliber talent.

Consistent with that belief, we aim to continue to build inclusive and diverse teams, and we are targeting increasing the percentage of women in Novelis’ leadership and operational and technical roles. In 2020, we established a global Diversity & Inclusion board to help to ensure we reach our current global D&I goals. The global D&I board is responsible for setting our long-term global D&I vision, strategy and targets to increase diversity across Novelis.

We also have established D&I councils in each region, which own the regional execution of the D&I strategy established by the global board. They also define D&I initiatives specific to their region / locations and provide support to local employee resource groups.

In 2021, we announced our first commitment to increase the representation of women in our company, targeting to achieve by 2025:

•	30% women in leadership; and

•	25% women in operational or technical roles.

Safety

We are focused on safety as a key priority. Guiding us in this direction is our Global EHS system, which provides us with a systematic approach that is designed to identify, manage, and mitigate risks in our operations. In addition, we ask all Novelis employees to look out for their own safety, as well as that of their colleagues, by following three basic safety obligations: (i) I will work safe, (ii) I will intervene if I see somebody working unsafe, and (iii) I will stop any unsafe behavior if intervened upon. Novelis seeks to achieve the following targets:

•	zero serious injury or fatality (“SIF”) incidents;

•	30% reduction in total days away from work (“DAFW”) incidents by fiscal 2024 compared to a baseline of the average of fiscal 2019, 2020 and 2021; and

•	100% employee completion of the Novelis Safety Absolutes training.

During fiscal 2023, we experienced zero SIFs across our operations, compared to one SIF in fiscal 2022. In fiscal 2023, we had a DAFW rate of 0.12, compared to 0.15 in fiscal 2022.

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Talent Development

At Novelis, we make it a priority to identify and nurture talent. We are proud of our programs, such as:

•	Global Accelerated Leadership Program – Designed to develop talent for future senior leadership roles.

•	Global Technical Training – High-impact technical training, relevant for entry-level or mid-career technical employees.

•

Engineering Development Program – Technical talent pipeline enhancer that includes courses on a wide-variety of technical and business subjects and exposes participants to leaders from across the organization.

Community Engagement

Our Corporate Social Responsibility mission is to improve the quality of life in the communities where we operate and society as a whole. Novelis Neighbor is our global program for sponsoring and coordinating our community engagement and charitable investment efforts. As part of our worldwide corporate social responsibility program, Novelis employees support hundreds of community projects year-round. These projects are reflective of our company purpose of Shaping a Sustainable World Together and focus on advancing STEM education, increasing recycling by consumers and supporting the most pressing needs of our local communities.

Compensation and Benefits Programs

Our compensation and benefits programs are designed to attract, retain, and engage a talented workforce. We believe our programs are competitive with our peers and emphasize performance-based compensation to align employee rewards with company performance. Benefits are a key component of our total rewards package. We offer a holistic benefits package designed to provide greater security for our employees and their families through healthcare, life insurance, paid parental leave, disability benefits, savings and retirement, and various other welfare benefit programs generally available to all active full-time employees through plans we sponsor or through social programs in the countries where we operate. We regularly conduct market pay equity assessments and compensation reviews, and we continue to actively work to reduce unconscious bias in our sourcing, hiring practices, performance reviews, and promotion opportunities that may contribute to pay inequities.

Employee Relations

We consider our employee relations to be satisfactory. A substantial portion of our employees are represented by labor unions and their employment conditions are governed by collective bargaining agreements. Collective bargaining agreements are negotiated on a site, regional, or national level and are of varying durations.

Governance

We have created a governance structure that promotes responsibility and accountability for ESG matters across our company. Our board and management structure ensures active management of core ESG risks, which we view as core risks to our inherently sustainable business model.

We will update our Code of Conduct in connection with this offering, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code of Conduct will apply to all of our executive officers, directors, employees and suppliers.

Novelis is a signatory to the United Nations Global Compact. Through this initiative, Novelis commits to the Ten Principles of the UN Global Compact, which address human rights, labor standards, environmental protection, and anti-corruption ideals.

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Additional information regarding our governance structure following this offering can be found under the caption “Management—Corporate Governance.”

Government Regulation

As a global company, our business is subject to a broad range of regulations at the national, state, provincial and local levels in the jurisdictions where we operate. In particular, regulations relating to workplace safety and protection of the environment are significant to our business. We are subject to standards, set by the U.S. Occupational Safety and Health Administration and other various national and local governing bodies regarding the safe operation of our manufacturing sites that impose standards related to safety equipment and employee safety training programs, among other things. In addition, we are subject to regulations imposed by the U.S. Environmental Protection Agency and its U.S. state equivalents, including those related to air emissions, wastewater discharge, disposal of hazardous substances and remediation of contaminated sites. We are subject to oversight by similar agencies in other countries at the national and local levels. Given the significance of environment, health and safety (“EHS”) regulations to our business, Novelis maintains a global EHS function that is overseen by a senior executive. Our EHS function is designed to provide overall strategy on environmental protection, health and safety matters, set standards and performance guidelines, support compliance with regulatory requirements, and develop and implement our global safety system. For additional information on the impact of government regulation on our business, refer to “—Environment, Health and Safety” below, as well as the risks described in “Risk Factors” under the captions “—Our global operations are subject to increasingly complex and stringent laws and government regulations that may adversely affect our business and operations,” “—We are subject to a broad range of environmental, health and safety laws and regulations, and we may be exposed to substantial environmental, health and safety costs and liabilities” and “—We may be affected by global climate change or by legal, regulatory, or market responses to such change.”

Intellectual Property

We actively review intellectual property arising from our operations and our R&D activities, and, when appropriate, we apply for patents in appropriate jurisdictions. As of December 31, 2023, we own or license approximately 3,790 patents and patent applications. For our automotive end-market in particular, as of December 31, 2023, we own more than 700 U.S. and foreign automotive specific patents and patent applications in the aggregate. While these patents and patent applications are important to our business on an aggregate basis, no single patent or patent application is deemed to be material to our business.

We have applied or received registrations for the “Novelis” word trademark and the Novelis logo trademark in approximately 44 countries where we have significant sales or operations. Novelis uses the Aditya Birla logo under license from Aditya Birla Management Corporation Private Limited.

We have also registered the word “Novelis” and several derivations thereof as domain names in numerous top-level domains around the world to protect our presence on the world wide web.

Environment, Health and Safety

Our global operations are subject to EHS laws and regulations from various jurisdictions, which govern, among other things, air emissions; wastewater discharges; the handling, storage, and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Future EHS regulations may impose stricter compliance requirements on our industry. Additional equipment or process changes at some of our facilities, and related capital expenditures, which may be material, may be needed to meet existing or future requirements. The cost of meeting these requirements may be significant. Failure to comply with such laws and regulations could subject us to administrative, civil, or criminal penalties; obligations to pay damages or other costs; and injunctions and other orders, including orders to cease operations.

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We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding our liability arising from the usage, storage, treatment, or disposal of hazardous substances and wastes at a number of sites in the U.S., as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil, certain countries in the EU and South Korea. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of remediation, natural resource damages, third-party claims, and other expenses. In addition, we are, from time to time, subject to EHS reviews and investigations by relevant governmental authorities.

We have established procedures for regularly evaluating EHS loss contingencies, including those arising from EHS reviews and investigations and any other EHS remediation or compliance matters. Where appropriate, we have established liabilities based on our estimates for the currently anticipated costs that are deemed probable associated with these matters. We estimate that the costs related to our environmental liabilities as of March 31, 2023, were $37 million, of which $19 million was related to undiscounted clean-up costs, $15 million was associated with an increase in environmental reserves, and $3 million was associated with restructuring actions. As of March 31, 2023, $19 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets. As of March 31, 2023, we reported $35 million of total environmental liabilities in our consolidated balance sheet.

Our expenditures for EHS protection (including estimated and probable remediation costs as well as general EHS protection costs at our facilities) and the betterment of working conditions in our facilities were $19 million during fiscal 2023, of which $18 million was expensed and $1 million was capitalized. We expect that these expenditures will be approximately $21 million in fiscal 2024, of which we estimate $15 million will be expensed and $6 million will be capitalized.

We are subject to a broad range of foreign, federal, state, and local laws and regulations relating to occupational health and safety. We have incurred, and will continue to incur, expenditures to meet our health and safety compliance requirements, as well as to improve our safety systems.

Legal Proceedings

From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including intellectual property, environmental, health and safety, product liability, employee, tax, personal injury, contractual and other matters, as well as other disputes and proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this prospectus, any governmental, legal or arbitration proceedings that may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings that are currently pending or threatened.

For additional information regarding litigation to which we are a party, see Note 22 – Commitments and Contingencies to our audited annual consolidated financial statements and Note 14 – Commitments and Contingencies to our unaudited interim condensed consolidated financial statements included in this prospectus.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus. The terms of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is 3550 Peachtree Road NE, Suite 1100, Atlanta, GA 30326.

Name	Age	Position
Kumar Mangalam Birla	56	Chairman of the Board

Gary Comerford(2)(4)*	73	Director

Dr. Thomas M. Connelly, Jr.(4)	71	Director

Satish Pai(1)	61	Director

Vikas Sehgal(4)	49	Director

Donald A. Stewart(2)(4)*	77	Director

Praveen Maheshwari	62	Director

Steven Fisher	52	President, Chief Executive Officer and Director

Devinder Ahuja	58	Executive Vice President and Chief Financial Officer

Emilio Braghi	56	Executive Vice President and President, Novelis Europe

Christopher Courts	46	Executive Vice President and Chief Legal Officer

Philippe Meyer	65	Senior Vice President and Chief Technology Officer

Randal P. Miller	61	Vice President, Treasurer

Roxana Molina	63	Executive Vice President and Chief Procurement Officer

Antonio Tadeu Coelho Nardocci	66	Executive Vice President and Chief Manufacturing Officer

Francisco Pires	54	Senior Vice President and President, Novelis South America

Stephanie Rauls	54	Senior Vice President, Deputy Chief Financial Officer and Chief Accounting Officer

Sachin Satpute	57	Executive Vice President and President, Novelis Asia

H.R. Shashikant	60	Executive Vice President and Chief Human Resources Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating & Governance Committee
(4)	Independent director under applicable NYSE standards
*	Canadian Resident

Biographical Information Regarding Our Directors and Executive Officers

Kumar Mangalam Birla was elected as the Chairman of the board of directors of Novelis on May 15, 2007. Mr. Birla is the Chairman of Hindalco Industries Limited, which is an industry leader in aluminum and copper. He is also the Chairman of Aditya Birla Group’s leading blue-chip companies including Grasim Industries,

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UltraTech Cement, Aditya Birla Capital Limited, and Aditya Birla Fashion & Retail. Mr. Birla also serves as director on the board of Aditya Birla Management Corporation Private Limited (as Executive Chairman) and the Group’s international companies spanning Thailand, Indonesia, and Egypt. Additionally, Mr. Birla is the Chancellor and member of the Board of Governors of the Birla Institute of Technology & Science, Pilani, and has also served as Chairman of the Board of Governors of the Indian Institute of Management, Ahmedabad, and Indian Institute of Technology, Delhi. He is a member of the London Business School’s Asia Pacific Advisory Board and has been a member of the National Council of the Confederation of Indian Industry. Mr. Birla’s past affiliations include service on the boards of Maruti Udyog Limited, Tata Iron and Steel Co. Limited, and Air India Limited (as a part-time non-official Director). He was a Director on the Central Board of Directors of the Reserve Bank of India and part-time member on the Board of Securities and Exchange Board of India, and part time non-official director of Air India. He was Chairman of the Advisory Committee constituted by the Ministry of Company Affairs and served on the Prime Minister of India’s Advisory Council on Trade and Industry. Over the years, Mr. Birla has been conferred several prestigious awards and honors by leading institutions like EY, Forbes, Economic Times, CNBC, CNN-News18, World Economic Forum, etc. Most recently, he was honored with the prestigious Padma Bhushan award (one of India’s highest civilian honors) by the Honorable President of India. The award is a testimony to his remarkable journey as an industrialist, businessman, and philanthropist. A Commerce graduate of Bombay University, Mr. Birla is a Chartered Accountant and a member of the Institute of Chartered Accountants of India. He earned an MBA from the London Business School. Mr. Birla brings to the board significant global leadership experience acquired through his service as a director of numerous corporate, professional and regulatory entities in various regions of the world.

Gary Comerford has been a director since 2020 and serves as a member of the Audit Committee. Mr. Comerford serves as President and CEO of CMC Global, a consulting company specializing in international expansion. He also served as past Vice Chair of the Canada India Business Council and past Chair of the Board of Trustees of Brock University. From 2009 to 2014, Mr. Comerford was employed with the Reinsurance Group of America as Executive Vice President and Chief Marketing Officer. Prior to that, he was with Sun Life of Canada, where he held positions of increasing responsibility before retiring as Senior Vice President, International, in 2009. Before joining Sun Life, Mr. Comerford held various roles at Canada Permanent Trust Company, including Vice President of Marketing. Mr. Comerford brings extensive financial management and operating experience to the Board.

Dr. Thomas M. Connelly, Jr. has been a director since 2020. Dr. Connelly has served as the Chief Executive Officer of the American Chemical Society since 2015. Previously, Dr. Connelly was employed by DuPont de Nemours, Inc., from 1977 to 2014, where he was responsible for the Applied BioSciences, Nutrition & Health, Performance Polymers, and Packaging & Industrial Polymers businesses. In addition, Dr. Connelly also had responsibility for Science & Technology, Integrated Operations, and geographic regions outside the United States. Dr. Connelly retired in 2014 as Executive Vice President and Chief Innovation Officer of DuPont, where he was a member of the company’s Office of the Chief Executive. Dr. Connelly serves on the board of Grasim Industries Limited and brings to the Novelis board his deep knowledge in the areas of science and global operations.

Satish Pai has been a director since 2013 and has served as the Managing Director of Hindalco Industries Limited since August 2016. Mr. Pai previously served as Deputy Managing Director of Hindalco Industries Limited from February 2014 to May 2016, and as Chief Executive Officer—Aluminum Business of Hindalco Industries Limited from August 2013 to January 2014. Prior to that, Mr. Pai served as Executive Vice President, Worldwide Operations, for Schlumberger Ltd. Mr. Pai joined Schlumberger Ltd. in 1985 as a field engineer and held various positions of increased responsibility over the course of his 28-year tenure with the company. He serves on the Compensation Committee of the Novelis board of directors and is a director of Hindalco Industries and also serves as a Director on the board of BP p.l.c., United Kingdom. He has also been appointed as Vice President in The Indian Institute of Metals and serves as Board Chair of the International Aluminium Institute. Mr. Pai brings extensive industry and global operating experience to the Novelis board.

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Vikas Sehgal has been a director since 2020 and is Executive Vice Chairman of Rothschild & Co. for the South & Southeast Asian region and also serves as Global Partner and Head of the Automotive sector. Prior to joining Rothschild & Co. in 2011, Mr. Sehgal was a partner at Booz & Company, where he worked from 1999 to 2010. Previously, he was employed as an engineer at the Ford Motor Company and Daewoo Motors. Mr. Sehgal has served the World Economic Forum as Chairman of the Global Agenda Council for Automotive and as a member of the Global Future Council for Mobility. He also served on the board of Houghton International and Infotech Engineering. Mr. Sehgal currently serves as a director of Cyient Limited. Mr. Sehgal also brings a depth of understanding of our business, operations, and the global automotive industry that we serve.

Donald A. Stewart has been a director since 2007 and serves as Chairman of the Audit Committee of the Novelis board of directors. He retired as Chief Executive Officer and Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Mr. Stewart continues to serve as a director of Sun Life Everbright Life Insurance Company Limited. Mr. Stewart brings extensive financial management and global operating experience to the board.

Praveen Maheshwari has been a director of Novelis since 2023. Mr. Maheshwari has been serving as Chief Financial Officer of Hindalco since December 2011. Mr. Maheshwari has also been a Whole Time Director of Hindalco since May 2016. Prior to joining Hindalco, Mr. Maheshwari was the Group CFO and Executive Director (Finance) at Bharat Forge, part of the Kalyani Group, an Indian conglomerate in the steel forging industry. Mr. Maheshwari has work experience of over four decades in various roles in different manufacturing companies and consulting firms in India. Mr. Maheshwari is a rank-holder chartered accountant from the Institute of Chartered Accountants of India and holds a post-graduate diploma in Management from The Indian Institute of Management, Ahmedabad. He is also a director on the board of directors of Utkal Alumina International Limited, a subsidiary of Hindalco.

Steven Fisher has served as our President and Chief Executive Officer since 2015 and has been a director of the Company since 2023. Mr. Fisher joined the Company in 2006 as Vice President, Strategic Planning and Corporate Development, and served as our Chief Financial Officer from 2007 to 2015. Prior to Novelis, Mr. Fisher served as Vice President and Controller for TXU Energy, the non-regulated subsidiary of TXU Corp., at its headquarters in Dallas, Texas. Mr. Fisher is a member of the Business Roundtable, an association of leading U.S. companies working to promote sound public policy. In addition, he is a member of the board of directors for the Metro Atlanta Chamber of Commerce. Mr. Fisher received a bachelor’s degree in finance and accounting from the University of Iowa.

Devinder Ahuja is our Executive Vice President and Chief Financial Officer and has served in this role since August 2016. Before joining Novelis, Mr. Ahuja spent 15 years at Novartis Group, where he served most recently as Chief Financial Officer of the Alcon Division’s North America business. Prior to that, Mr. Ahuja held positions of increasing responsibility at Novartis in the areas of finance, strategic planning, supply chain and purchasing. During his career, Mr. Ahuja has held various finance leadership roles including posts in Switzerland, South Korea, Japan and India. Mr. Ahuja holds a Bachelor of Commerce degree from the RA Podar College of Commerce and Economics in Mumbai, India, and is a Chartered Accountant.

Emilio Braghi has served as our Executive Vice President and President, Novelis Europe, since September 2016. Previously, he served as Vice President, Operations, Novelis North America, since February 2015. Mr. Braghi joined Novelis in 1999 as Sales Manager, Europe. During his tenure, he has taken on many leadership roles of increasing responsibility and moved into his first general management role in 2006, when he was named head of Novelis’ business in Italy. Mr. Braghi went on to hold multiple general management leadership positions with Novelis’ Litho and Painted Products value streams in Europe, directing both commercial and operational activities before joining the Novelis Asia leadership team in March 2012 as Vice President of Operations. In addition, Mr. Braghi serves as Chairman of the European Aluminium industry association. Mr. Braghi holds a degree in engineering and industrial production technologies from Politecnico di Milano in Milan, Italy.

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Christopher Courts has served as our Executive Vice President and Chief Legal Officer since January 2021, and is a member of the Company’s Executive Committee. He previously served as Interim Vice President, General Counsel, Secretary and Compliance Officer from March 2020 to December 2021. Prior to that, Mr. Courts served as the Company’s Vice President, Deputy General Counsel, from January 2016 to March 2020. In this role, he led the Company’s intellectual property function, corporate governance activities, and global contracts management program, and supported the Company’s strategy team on mergers, acquisitions, and divestitures. Mr. Courts joined Novelis in January 2005 and over the years has had oversight for various aspects of the legal function. Prior to joining Novelis, Mr. Courts served as Senior Corporate Counsel for Aquila, Inc. He began his career as a corporate associate at the Husch Blackwell law firm. Mr. Courts holds a B.B.A in finance and a J.D., both from the University of Iowa.

Philippe Meyer joined Novelis as Senior Vice President and Chief Technology Officer upon our acquisition of Aleris in April 2020. Prior to the acquisition, Mr. Meyer had served as Aleris’ Senior Vice President and Chief Technology Officer since 2015 and prior to that as Vice President and Chief Technology Officer from 2012 to 2015. Before joining Aleris, Mr. Meyer spent 22 years at Montupet, an aluminum automotive foundry company, in various roles of increasing responsibility, including R&D and Technical Director. Mr. Meyer holds a master’s degree from Ecole Nationale Superieure des Mines de Paris, France.

Randal P. Miller is our Vice President, Treasurer. Prior to joining Novelis in July 2008, Mr. Miller served as Vice President and Treasurer of Transocean Offshore Deepwater Drilling from May 2006 to November 2007, where he was responsible for all treasury, banking, and capital markets activities for Transocean and its subsidiaries. From 2001 to 2006, Mr. Miller served as Vice President, Finance, and Treasurer of Aquila, Inc. Mr. Miller earned his Bachelor of Science from Iowa State University and Master of Business Administration from the University of Missouri – Kansas City.

Roxana Molina joined Novelis in March 2020 as Executive Vice President and Chief Procurement Officer. Prior to joining Novelis, Ms. Molina was employed by Ford Motor Company in Dearborn, Michigan, since 1995. At Ford, Ms. Molina held various leadership roles in the United States, Europe and Brazil, most recently serving as Global Purchasing Director, Engine and Powertrain Installations. She holds a bachelor’s degree in industrial engineering from Universidad de Lima, a Master of Business Administration from the University of Texas at Austin, and an Associate of Science, Research on truck body design from Tokyo University of Agriculture and Technology.

Antonio Tadeu Coelho Nardocci has served as our Executive Vice President, Chief Manufacturing Officer and Interim President, Novelis North America since January 2023. Prior to that, Mr. Nardocci served as Executive Vice President and Chief Manufacturing Officer since June 2019, and served as our Senior Vice President and President, Novelis South America, since May 2013. Mr. Nardocci has also served as our Senior Vice President and President, Novelis Europe, and as our Vice President of Strategy, Innovation and Technology. Before our spin-off from Alcan, Mr. Nardocci held a number of leadership positions with Alcan, including as President of Rolled Products South America from March 2002 until January 2005. Mr. Nardocci graduated from the University of São Paulo in Brazil with a degree in metallurgy.

Francisco Pires has served as our Senior Vice President and President, Novelis South America, since June 2019. Mr. Pires joined Novelis South America in 2012 as Director of Procurement. In 2013, he assumed the position of Director, Procurement and Supply Chain. In 2014, he was appointed Vice President, Commercial, followed by his appointment as Chief Operating Officer in 2018. Prior to joining Novelis, Mr. Pires held positions of increasing responsibility with Fibria, Votorantim Cellulose & Paper, Maxlog and Bureau Veritas. He is a graduate in naval engineering from Universidade Federal do Rio de Janeiro and has a Master of Science in Business Administration from COPPEAD.

Stephanie Rauls has served as our Senior Vice President, Deputy Chief Financial Officer and Chief Accounting Officer, since July 2021. Prior to that, Ms. Rauls served as Chief Accounting Officer and Controller since

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February 2016. Ms. Rauls joined Novelis as our Vice President of Global Tax in December 2013. Prior to Novelis, Ms. Rauls was Vice President, Tax, at Wal-Mart Stores, Inc. from 2011 to 2013, and prior to that, she was employed by GE Healthcare as a tax director from 2002 to 2011. Before joining GE Healthcare, Ms. Rauls was employed by KPMG LLP from 1994 to 2002. She earned a Bachelor of Business Administration in accounting from the University of Wisconsin-Madison and a Juris Doctor from Valparaiso University School of Law. Ms. Rauls is a Certified Public Accountant.

Sachin Satpute is Executive Vice President and President, Novelis Asia, and has served in this role since June 2016. He previously served as Chief Marketing Officer for Hindalco Industries since 2012 and was Managing Director of Aluminum Company of Malaysia (ALCOM) from April 2011 until June 2012. Prior to his most recent role with Hindalco, Mr. Satpute spent five years with Novelis in various roles of increasing responsibility. Mr. Satpute began his career at a Hindalco aluminum plant in 1987 as a development engineer. In addition to a degree in mechanical engineering from Pune University, Mr. Satpute also holds an MBA in marketing from Mumbai University, India.

H.R. Shashikant has served as our Executive Vice President and Chief Human Resources Officer since August 2015. Before joining Novelis, Mr. Shashikant was Group Executive President, Group Human Resources, for the Aditya Birla Group, the Mumbai-based conglomerate of which Novelis is a part. He joined the Aditya Birla Group as a Vice President in 1999 and was instrumental in setting up HR systems, processes, and Centers of Excellence across the Group. An economics graduate from Karnataka University in Dharwad, India, Mr. Shashikant also holds a post graduate degree in personnel management from the Tata Institute of Social Sciences, Mumbai.

Corporate Governance

Except as stated in the subsequent paragraph and below under the caption “—Director Independence and Controlled Company Exception,” we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to insure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our amended bylaws will provide that a quorum of shareholders is at least two persons entitled to vote at the meeting, present in person or represented by proxy, holding at least 25% of the shares entitled to vote at the meeting.

Composition of Our Board of Directors

Under our amended articles of incorporation that will be in place at the closing of this offering, our board of directors is to consist of a minimum of three and a maximum of 15 directors as determined from time to time by the directors. As of the closing of this offering, our board of directors will be comprised of nine directors. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our amended articles of incorporation will provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

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Director Independence and Controlled Company Exception

After the completion of this offering, Hindalco, through its wholly owned subsidiary, AV Minerals (Netherlands) N.V., will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that our board of directors have a compensation committee that is comprised entirely of independent directors and (iii) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors. Following this offering, we intend to take advantage of certain of these exemptions. As a result, following this offering we do not anticipate that our Compensation Committee or our Nominating and Corporate Governance Committee will be comprised entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Exchange Act and the listing rules of the NYSE, provided, that we intend to avail ourselves of an exemption available to foreign private issuers to allow one non-independent, non-voting observer to serve on the committee.

Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Comerford, Connelly, Sehgal and Stewart are “independent” as that term is defined under the listing standards of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the board of directors, director independence, meetings of independent directors and executive sessions, board leadership structure, director term limits and other mechanisms of board renewal, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, board agenda, materials, information and presentations, director access to company employees and independent advisers, board of directors communication with shareholders and others, director compensation and annual board of directors and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

Code of Conduct

We will adopt a Code of Conduct in connection with this offering applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

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Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Conduct will be posted on our website at www.novelis.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Our Nominating and Corporate Governance Committee will be responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our board of directors for consideration. The Nominating and Corporate Governance Committee will assist our board of directors with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Committees of the Board of Directors

Upon completion of this offering, we will have an Audit Committee, Compensation Committee, and a Nominating and Corporate Governance Committee, with each committee having a written charter.

Audit Committee

The audit committee of our board of directors (the “Audit Committee”) will be comprised of Messrs. Stewart, Comerford and    , and will be chaired by Mr. Stewart. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE and the SEC, or qualifies for a relevant exemption therefrom. We intend to avail ourselves of an exemption available to foreign private issuers to allow one non-independent, non-voting observer to serve on the committee. Mr.    will serve as the non-independent, non-voting observer to the Audit Committee under this exemption. Our board of directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules. Mr. Stewart has been identified as an Audit Committee financial expert as defined by the SEC rules. For a description of the education and experience of each member of the Audit Committee, see “—Biographical Information Regarding Our Directors and Executive Officers.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE and the SEC. The principal responsibilities and duties of the Audit Committee include:

•	reviewing the effectiveness and adequacy of our internal controls;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing the effectiveness, scope and performance of activities of the independent registered public accounting firm and the internal audit function;

•	reviewing significant changes in accounting policies;

•	selecting the independent registered public accounting firm and confirming its independence;

•	reviewing our policies with respect to risk assessment and risk management;

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•	reviewing with management our earnings releases;

•	reviewing and monitoring our cybersecurity measures and reporting functions;

•	monitoring our compliance with legal and regulatory requirements; and

•	pre-approving audit and non-audit services provided by the independent registered public accounting firm.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions. For additional information, refer to “Certain Relationships and Related Party Transactions – Related Party Transactions Approval Policy.”

Pre-Approval of Audit and Permissible Non-Audit Services

The charter of the Audit Committee provides that the committee is responsible for the pre-approval of all audit and permissible non-audit services to be performed by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. The policy gives detailed guidance to management as to the specific services that are eligible for general pre-approval and provides specific cost limits for certain services on an annual basis. Pursuant to the policy and the Audit Committee charter, the Audit Committee has granted to its chairman the authority to address any requests for pre-approval of individual services.

Principal Accountant Fees and Services

The following table shows fees and expenses billed to the Company by PricewaterhouseCoopers LLP for services rendered for fiscal 2023 and fiscal 2022.

in millions	Fiscal 2023	Fiscal 2022
Audit fees(1)	$8.9	$8.2
All Other Fees(2)	0.3	0.1

Total	$9.2	$8.3

(1)

Represent fees for professional services rendered and expenses incurred for the audit of the Company’s annual financial statements, review of financial statements included in the Company’s Form 10-Qs, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for those fiscal periods.

(2)

In fiscal 2023 this fee included attest services performed over the Company’s sustainability efforts and related reporting, as well as for services not included in the Audit, Audit Related, or Tax categories. In fiscal 2022 these fee included attest services performed over the Company’s application for energy credits, as well as for services not included in the Audit, Audit Related, or Tax categories.

Compensation Committee

Our compensation committee of the board of directors (the “Compensation Committee”) will be comprised of Messrs.     and Pai, and will be chaired by     . So long as Hindalco beneficially owns more than a

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majority of the voting power for the election of directors and we remain a “controlled company,” we will not be required to have a Compensation Committee comprised entirely of independent directors, and we expect to have at least one non-independent director on our Compensation Committee following the consummation of this offering. For a description of the background and experience of each member of our Compensation Committee, see “—Biographical Information Regarding Our Directors and Executive Officers.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the rules of the NYSE and the SEC. The Compensation Committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:

•	Reviewing and approving compensation policies and practices for senior executives;

•	Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers;

•	Reviewing as necessary our compensation programs, policies and practices with respect to risk assessment;

•	Reviewing performance and establishing the total compensation for our Chief Executive Officer and other senior executives;

•	Administering equity-based compensation plans or long-term incentive plans;

•	Reviewing compensation disclosure for inclusion in SEC filings;

•	Reviewing significant organizational changes and management succession planning;

•	Recommending to the board of directors candidates for officers of the Company;

•	Reviewing the terms of employment agreements, severance agreements, change in control agreements and other compensatory arrangements;

•	Oversight of human capital management and diversity and inclusion initiatives;

•	Overseeing evaluation of management performance and development; and

•	Reviewing executive stock ownership guidelines and overseeing clawback, hedging and pledging policies.

Refer to “Executive Compensation” for further particulars of the process by which compensation for our executive officers is determined.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors (the “Nominating and Corporate Governance Committee”) will be comprised of     . So long as Hindalco beneficially owns more than a majority of the voting power for the election of directors and we remain a “controlled company,” we will not be required to have a nominating and corporate governance committee comprised entirely of independent directors. Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	reviewing and recommending candidates for director;

•	assisting our board of directors with monitoring and compliance with the Code of Conduct, and considering certain waivers thereof;

•	recommending board of directors meeting formats and processes;

•	overseeing corporate governance, including an annual review of governance principles;

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•	reviewing and approving director compensation policies, including the determination of director compensation;

•	overseeing board of directors and committee evaluation procedures; and

•	determining director independence.

Limitation on Liability and Indemnification Matters

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our amended bylaws will require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our amended bylaws will authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity. Accordingly, we maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

On or prior to the closing of this offering, we intend to enter into indemnity agreements with our directors and certain officers which will provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

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EXECUTIVE COMPENSATION

This section provides a discussion of the background and objectives of our compensation programs for our named executive officers and other senior management employees. Our named executive officers are determined in accordance with rules of the SEC.

Named Executive Officer	Title
Steven Fisher	President and Chief Executive Officer
Devinder Ahuja	Executive Vice President, Chief Financial Officer
Sachin Satpute	Executive Vice President and President, Novelis Asia
Thomas Boney (1)	Former Executive Vice President and President, Novelis North America
Emilio Braghi	Executive Vice President and President, Novelis Europe
HR Shashikant	Executive Vice President, Chief Human Resources Officer

(1)	On January 9, 2023, Mr. Boney departed the company.

Compensation Committee and Role of Management

The Compensation Committee of our board of directors (the Committee) is responsible for approving compensation programs for our named executive officers and making decisions regarding specific compensation to be paid or awarded to them. The Committee acts pursuant to a charter approved by the Board. Our Chief Human Resources Officer serves as the primary management liaison officer for the Committee. Our human resources and legal departments provide assistance to the Committee in the administration of the Committee’s responsibilities.

Our named executive officers have no direct role in setting their own compensation. The Committee meets with members of our management team to evaluate performance against pre-established goals, and management makes recommendations to the Board regarding budgets, production and sales forecasts and other information, which affect certain goals. The Committee may seek input from our senior management concerning individual performance, expected future contributions and compensation matters generally.

Management assists the Committee by providing information needed or requested by the Committee (such as our performance against budget and objectives, historical compensation, compensation expense, current Company policies and programs, country-specific compensation practices, peer group metrics and peer group target pay levels) and by providing input and advice regarding potential changes to compensation programs and policies and their impact on the Company and its executives.

The Committee (1) meets annually and reviews prior year performance and approves the distribution of short-term incentive and long-term incentive earned payouts, if any, for the prior year, (2) reviews and approves base pay and short-term incentive targets for executives for the current year, and (3) recommends to the Board the form of long-term incentive award vehicles and vesting performance criteria for the current cycle of the program. The Committee may employ alternative practices when appropriate under the circumstances.

The Committee did not independently engage a third-party compensation consultant in fiscal 2023. However, management worked with Mercer LLC (a global human resource consulting firm) to evaluate and benchmark our executive compensation program, and management shared Mercer’s analysis with the Committee. Management also routinely reviews compensation surveys and other materials published by other leading global human resources consulting firms to help ensure internal equity and external competitiveness of pay opportunities based on the scope and complexity of executive roles.

For executive compensation benchmarking purposes, we focus on major companies in the manufacturing and materials sectors having revenues in excess of $2 billion. The companies that comprise our peer group may change from year to year as a result of merger and acquisition activity or revenue growth of relevant companies

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that moves such companies into consideration. In fiscal 2023 we shifted away from three large companies with which we compete for talent in the Southeastern United States (Genuine Parts Co, Newell Brands Inc, and Southern Company) and added two companies that are more closely aligned with our industry and with which we compete on a national level for talent (Cleveland-Cliffs Inc and Commercial Metals Company). The peer group considered in management’s most recent compensation competitive analysis consisted of the following companies:

Air Products & Chemicals Inc.	Commercial Metals Company	PPG Industries Inc.
Alcoa Corp	Crown Holdings	Reliance Steel & Aluminum Co
Arconic Corp	Eastman Chemical Co	Steel Dynamics
Ball Corp	International Paper Company	United States Steel Corp
Cleveland-Cliffs Inc.	Nucor Corporation	WestRock Company

The Committee retains discretion to set an individual executive’s compensation in recognition of the need for flexibility under a particular circumstance. As a result, compensation for an executive may differ significantly from the survey or peer group data and may be influenced by factors including cumulative impact of performance, experience and potential, retention needs, job position and/or tenure. In addition, macroeconomic conditions may influence compensation decisions, including incentive pay decisions, as the Committee aligns its focus with the financial needs of the business in times of uncontrollable macroeconomic forces.

Objectives and Design of Our Compensation Program

Our executive compensation program is designed to attract, retain, and reward talented executives who will contribute to our long-term financial and operational success and thereby build value for our shareholder. The program is organized around three fundamental principles:

•

Provide Total Cash and Total Direct Compensation Opportunities that are Competitive: To enable us to attract, motivate and retain qualified executives to build long-term shareholder value, total cash compensation (base pay plus annual short-term incentives) and total direct compensation (total cash compensation plus the value of long-term incentives) should be targeted at levels to be market competitive and also be appropriately positioned within the Company to ensure internal equity based on the scope and complexity of the role as it is designed at the Company.

•

A Substantial Portion of Total Direct Compensation Should be at Risk Because it is Performance-Based: We believe an executive’s actual compensation should be linked directly to the Company’s financial performance and each individual’s personal contribution. Consequently, a substantial portion of an executive’s total direct compensation should be at risk, with amounts that are paid dependent on actual performance against pre-established objectives for both the individual and financial goals of the Company. The portion of an individual’s total direct compensation that is based upon these performance objectives and financial goals should increase as the individual’s business responsibilities and job scope increase. Additionally, performance that exceeds target goals should be appropriately rewarded and aligned with prevalent market practices. The portion of Total Target Compensation that is at risk is:

•	88% for the CEO

•	69% on average for the other named executive officers

•

A Substantial Portion of Total Direct Compensation Should be Delivered in the Form of Long-Term Performance Based Awards: We believe a long-term stake in the sustained financial performance of Novelis effectively aligns executive and shareholder interests and provides motivation for enhancing shareholder value. The portion of Total Target Compensation that is comprised of long-term compensation is:

•	70% for the CEO

•	49% on average for the other named executive officers

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Key Elements of Our Compensation Program

Our compensation program consists of four key elements: base pay, short-term (annual) incentives, long-term incentives, and employee benefits. The Committee reviews these compensation elements annually. The Committee also compares the competitiveness of these key elements to companies in our peer group and/or to available compensation survey market data. Our objective for named executive officer compensation in aggregate is to be at or near the market median (50th percentile) for both target total cash compensation and total direct compensation, while varying at the individual level based on factors such as time in role, experience, potential and performance.

Base Pay. Based on market practices, we believe it is appropriate that a minimum portion of total direct compensation be provided in a form that is fixed and recognizes individual responsibilities, experience and performance. Any changes in base salaries are generally effective July 1, unless an executive is promoted or assumes a new role during the fiscal year.

Short-Term (Annual) Cash Incentives. We believe that an annual incentive opportunity is necessary to attract, retain and reward our executives. Our philosophy concerning annual incentive program design for executives is based on the guiding values below:

•	Annual incentives should be directly linked with and clearly communicate the strategic priorities approved by the Board.

•	Annual incentives should be primarily weighted on the achievement of Company-wide financial goals.

•	Annual incentives should be at-risk, and there should be a minimum financial performance threshold that must be attained to receive any payout.

•

Performance goals should be sufficiently ambitious to drive enterprise value creation but also be based on metrics that executives can meaningfully influence over the annual time frame, and payouts should not be concentrated on a single metric.

•	Annual incentives (as a percent of base salary) should be comparable with opportunity payouts of executives in other benchmark companies.

•

The Committee retains the discretion to adjust, up or down, annual incentives earned based on Company financial performance or business uncertainties that may arise in a particular fiscal year as well as the Committee’s subjective assessment of individual performance.

Our Committee and board of directors, after input from management, normally approve our fiscal year Annual Incentive Plan (“AIP”) targets during the first quarter of the fiscal year and communicate the approved plan to eligible participants. The performance benchmarks historically have been tied to four key metrics: (1) the Company’s Adjusted EBITDA; (2) the Company’s Adjusted Free Cash Flow; (3) the Company’s global safety record; and (4) the executive’s individual performance in recognition of each individual’s unique job responsibilities and annual objectives.

“Adjusted EBITDA” generally means Adjusted EBITDA as used elsewhere in this prospectus, reduced by the impact from re-measuring to current exchange rates any monetary assets and liabilities which are denominated in a currency other than the functional currency of the reporting unit, net of realized and unrealized derivative instruments, and adjusted by the impact on cost of working capital management activities to the extent caused by any excess or shortfall of Adjusted Free Cash Flow. “Adjusted Free Cash Flow” generally means Adjusted Free Cash Flow as used elsewhere in this prospectus before capital expenditures, working capital financing and other adjustments as determined by the Committee. “Global safety” is generally based on the metric of days away from

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work (DAFW), which is based on a standard OSHA calculation. Each AIP metric will normally have a threshold, target and maximum payout and impact a varying portion of the total annual incentive, which for fiscal 2023 was as follows:

Measure	Weighting	Threshold		Target		Maximum
		% of Target	Payout	% of Target	Payout	% of Target	Payout
Adjusted EBITDA	45%	85%	60%	100%	100%	110%	200%
Adjusted Free Cash Flow	45%	60%	50%	100%	100%	140%	200%
Global Safety (1)	10%	n/a	50%	100%	100%	n/a	200%
Individual Performance Multiplier		Varies between 0% and 125%, based on the individual’s annual rating

(1)	For fiscal 2023, the threshold DAFW was set at 0.18, the target was set at 0.13, and the maximum was set at 0.08.

Performance results between threshold level and target level or between target level and maximum level are determined by means of straight line interpolation. As an additional overriding condition, overall Novelis Adjusted EBITDA performance for the fiscal year must be at least 75% of the fiscal year target in order for an incentive to be payable. The Committee has the discretion to adjust an AIP payout either up or down from the payout amount determined based on the attainment of performance goals.

For fiscal 2023, the Committee, in its discretion, determined to grant an additional payout of 30% on AIP given the threshold for the performance was set at a high level to encourage high performance and the Company’s actual performance was impacted by a challenging market environment, including higher input costs in an inflationary environment and lower beverage can shipments driven by customer inventory reductions, among other factors. This additional payout recognizes the strong safety performance of Novelis in fiscal 2023 while also acknowledging the challenging market environment. As a result, the additional 30% brings the total payout to 70% after which the individual multiplier will apply.

For certain participants identified by the Committee in its discretion, an Inventory Days modifier will be applied to the Adjusted Free Cash Flow measure. The payout on this measure may increase or decrease by up to 30% based on performance against Inventory Days targets. The inventory multiplier was not met in fiscal 2023, so the Adjusted Cash Flow measure was reduced by 30%.

The table below displays the 2023 AIP performance objectives and their weighting, targeted performance and actual performance, which for Adjusted EBITDA and Adjusted Free Cash Flow are shown in millions.

Measure	Weighting	Targeted Performance	Actual Performance	Achievement Percentage	Weighted Score
Adjusted EBITDA	45%	$2,337	$1,898	81%	—%
Adjusted Free Cash Flow(1)	45%	$1,783	$1,249	70%	28%
Global Safety(2)	10%	0.13	0.12	120%	12%
One-time adjustment at discretion of the Compensation Committee					30%
Total Performance Score					70%

(1)

For Messrs. Fisher, Ahuja, Satpute, Boney and Braghi, Adjusted Free Cash Flow is subject to an inventory days modifier. For fiscal 2023, the inventory results did not meet the threshold, therefore, the payout of the Adjusted Free Cash Flow portion of the AIP calculation was adjusted by -30%, resulting in achievement percentage of 20% and a Total Business Score of 62% for these executives.

(2)

For Mr. Fisher, payout for the entire global safety performance metric for the region in which the fatality occurs will be 0% if a fatality occurs during fiscal 2023. There were no fatalities during fiscal 2023 so he receives the full safety score.

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“2023 AIP Payout” column in the table below shows the final amounts to be paid under our 2023 AIP (based on final business performance score and individual performance multipliers), which are also shown in the Summary Compensation Table.

Name	Target Incentive as Percentage of Salary	Target Incentive ($)	Total Business Performance Score(2)	Payout Before Individual Multiplier	Individual Performance Multiplier	2023 AIP Payout ($)
Steven Fisher	140%	1,610,000	62%	998,200	100%	998,200
Devinder Ahuja	85%	595,000	62%	368,900	100%	368,900
Sachin Satpute	60%	229,219	62%	142,116	100%	142,116
Thomas Boney(1)	65%	321,100	62%	199,082	n/a	155,284
Emilio Braghi	65%	357,233	62%	221,485	100%	221,485
HR Shashikant	60%	353,400	70%	247,380	100%	247,380

(1)	Mr. Boney’s payout is prorated 78% based on number of days worked during the performance period.
(2)

For Messrs. Fisher, Ahuja, Satpute, Boney and Braghi, Adjusted Free Cash Flow is subject to an inventory days modifier. For fiscal 2023, the inventory results did not meet the threshold, therefore, the payout of the Adjusted Free Cash Flow portion of the AIP calculation was adjusted by -30%, resulting in achievement percentage of 20% and a Total Business Score of 62% for these executives.

The AIP provides that a prorated incentive is payable on an executive’s death, disability or “retirement” (which means a termination after reaching age 65 or attaining age and years of service greater than or equal to 65 with a minimum age of 55), on an involuntary termination of employment following a “change in control” of the Company or the executive’s involuntary termination without cause. On any other termination of employment, unvested awards are forfeited. “Change in control” generally means: (i) acquisition of 35% or more of the outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; (ii) replacement of a majority of the members of the Board during any 12-month period; (iii) merger or consolidation of the Company with any other entity not affiliated with the Aditya Birla Group; or (iv) the sale or disposition of all or substantially all of the Company’s assets.

Long-Term Incentives. We believe a long-term incentive program that comprises a substantial portion of each executive’s total direct compensation opportunity is necessary to reward our executives and is consistent with market practices. Our philosophy concerning long-term incentive design for executives is based on the guiding values below:

•	Long-term incentives should motivate achievement of long-term strategic and financial goals and incentivize actions that are intended to create sustainable value for our shareholder.

•	Long-term incentives should be designed to retain valuable executive talent.

•	Long-term incentives should create a clear and understandable platform for wealth creation that is tied closely with the long-term performance of Novelis and our shareholder.

•	A majority of the long-term incentive award value should be at risk and tied to financial performance.

•	Vesting schedules should span several years to reward long-term service.

•	The value of long-term incentives as a percentage of salary should be competitive with opportunity payouts of executives in other benchmark companies.

The Committee approved a long-term incentive plan (“LTIP”) covering fiscal 2023 through 2025. Consistent with prior fiscal years, the Committee determined that LTIP payouts should continue to be tied equally to Hindalco stock performance and to Novelis-specific performance over a three-year performance cycle. The Committee also determined that the following long-term incentive forms of award should continue to be used:

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Hindalco stock appreciation rights (“Hindalco SARs”), Hindalco restricted stock units (“Hindalco RSUs”) and Novelis Performance Units (“Novelis PUs”).

Long-Term Incentive Type	Weighting	Performance Measure	Vesting Schedule	Threshold	Maximum
Hindalco SARs	20%	Hindalco Share Price	3-year pro rata	Must achieve 75% of EBITDA	300%
Hindalco RSUs	30%	Hindalco Share Price	3-year pro rata	None	300%
Novelis PUs	50%	Return on Capital Employed	3-year cliff vest	50%	200%

For the Hindalco SARs, which typically comprise 20% of the executive’s LTIP, the fiscal 2023 results of Adjusted EBITDA were above the threshold of 75%. Each Hindalco SAR is to be settled in cash at the time of exercise based on the appreciation in value of one Hindalco share from the date of award through the date of exercise, based on the closing price of a Hindalco share, as published by BSE (formerly known as Bombay Stock Exchange) on the exercise date. Payout of Hindalco SARs upon exercise is limited to three times the award value as of the date of grant. Except as provided below, a participant may exercise a vested Hindalco SAR that is in the money before the end of the term, and a vested Hindalco SAR for U.S. taxpayers will automatically be exercised when the maximum value is achieved.

Hindalco RSUs normally comprise 30% of the executive’s LTIP opportunity and are not subject to performance criteria. Each Hindalco RSU will be settled in cash within 90 days following the applicable anniversary vesting date, based on the average of the high and low prices of a Hindalco share, as published by BSE on the vesting date. Payout of Hindalco RSUs upon vesting is also limited to three times the award value as of the date of grant.

Neither Hindalco SARs nor Hindalco RSUs transfer any shareholder rights to a participant, either at the time of grant or upon settlement, and dividend equivalents are neither accumulated nor paid at any time.

Novelis PUs comprise the remaining portion (50%) of the executive’s LTIP and vest on the third anniversary following the date of award subject to the executive’s continued service with the Company through such date (except as provided below). Following the close of the three-year performance period, the number of units earned will be calculated based on the Company’s average return on capital employed or “ROCE” (which is the Company’s net operating profit after tax divided by the fiscal year average capital employed, which means book debt, plus book equity, plus goodwill impairment, less certain cash and plus new impairment impacting equity) over the performance period. Performance results between threshold level (50%) and target level (100%) or between target level and maximum level (200%) are determined by means of straight line interpolation. In the event that the Company completes a significant strategic transaction during the performance period, the Committee may modify the ROCE targets. Novelis PUs are settled in cash within two fiscal quarters following vesting and Committee approval of performance, but in no event later than March 15th of the year following the end of the performance period.

The ROCE target for the Novelis PUs with a performance period beginning April 1, 2020 and ending March 31, 2023 was 12.6%. The Committee determined that ROCE was achieved at 12.9%. The payouts of the Novelis PUs with an April 1, 2020 to March 31, 2023 performance cycle are reported in the Summary Compensation Table below as the “2021 LTIP.” Currently, there are three outstanding three-year performance cycles for the Novelis PUs as follows: April 1, 2021 to March 31, 2024, April 1, 2022 to March 31, 2025 (these grants are reported in the Grants of Plan-Based Awards in Fiscal 2023 below) and April 1, 2023 to March 31, 2026.

Under the 2023 LTIP, Hindalco SARs, Hindalco RSUs and Novelis PUs will be treated as follows on an executive’s termination of employment or in connection with a change in control:

a.

Death or Disability. On an executive’s death or disability, all unvested Hindalco SARs will vest and remain exercisable for one year (but not beyond the Hindalco SAR’s term), and all Hindalco RSUs will

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become vested and will be settled within 90 days after the applicable anniversary vesting date. All Novelis PUs will vest on a prorated basis and will be settled at the end of the performance period at the same time as all other PUs.

b.

Retirement. On an executive’s “retirement” (which has the same meaning as “retirement” under the AIP as described above) after the first anniversary of the grant date, all unvested Hindalco SARs will continue to vest and remain exercisable until the third anniversary of the retirement date, and all vested Hindalco SARs are exercisable until the end of the term. If the executive’s retirement is before the first anniversary of the grant date, all unvested Hindalco SARs are forfeited. All Hindalco RSUs will vest on a prorated basis, and all vested Hindalco RSUs will be settled within 90 days after the applicable anniversary vesting date. All Novelis PUs will vest on a prorated basis and will be settled at the end of the performance period, subject to achievement of the performance thresholds.

c.

Involuntary Termination Without Cause related to a Change in Control. Upon an involuntary termination of employment without cause within 12 months after a “change in control,” all Hindalco SARs will be vested and deemed exercised and settled as soon as practicable; and all Hindalco RSUs will vest and be settled within 90 days after the termination of employment. Novelis PUs will vest on a prorated basis and will be settled at the end of the performance period at the same time as other PUs, subject to achievement of the performance thresholds. “Change in control” has the same meaning as “change in control” under the AIP.

d.

Involuntary Termination Without Cause Unrelated to Change in Control. On an executive’s involuntary termination by the Company without cause outside of the 12-month period following a Change in Control, all unvested Hindalco SARs will vest on a prorated basis and remain exercisable for 90 days (but not beyond the Hindalco SAR’s term). All Hindalco RSUs will vest on a prorated basis and vested Hindalco RSUs will be settled within 90 days after the applicable anniversary vesting date. All Novelis PUs will vest on a prorated basis and are settled at the end of the performance period at the same time as other PUs, subject to achievement of the performance thresholds.

e.

Intercompany Transfers within Aditya Birla Group but outside Novelis. On an executive’s intercompany transfer outside of the Company, all unvested Hindalco SARs that are scheduled to vest within the six-month period after the transfer will continue to vest subject to the performance goals and must be exercised by the end of the term. All other Hindalco SARs will be forfeited. All Hindalco RSUs that are scheduled to vest within the six-month period after the transfer will vest immediately and will be settled within 90 days after the applicable anniversary vesting date. All Novelis PUs will vest on a prorated basis and will be settled at the end of the performance period, subject to achievement of the performance thresholds.

f.

Voluntary Termination. Upon a voluntary termination by the executive, all vested Hindalco SARs must be exercised within 90 days after the termination date. All vested Hindalco RSUs and Novelis PUs will remain vested and paid out at the same time as other Hindalco RSUs and Novelis PUs, respectively. All unvested awards will be forfeited.

g.

Involuntary Termination with Cause. Upon an involuntary termination by the Company for cause, all vested and unvested Hindalco SARs will be forfeited. All vested Hindalco RSUs and Novelis PUs will remain vested and paid out at the same time as other Hindalco RSUs and Novelis PUs, respectively. All unvested Hindalco RSUs and Novelis PUs will be forfeited.

On any other termination of employment, unvested awards are forfeited.

Certain changes were made to the 2023 LTIP (relative to the 2022 LTIP) to adjust payment timing of certain awards.

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The table below shows the aggregate target long-term incentive of our named executive officers under the 2023 LTIP. The Indian Rupee exchange rate is fixed on the date of the LTIP award so that the awards are not subject to fluctuating currency exchange rates.

Named Executive Officer	2023 LTIP Target Award ($)
Steven Fisher	6,500,000
Devinder Ahuja	2,000,000
Sachin Satpute	600,000
Thomas Boney	640,000
Emilio Braghi	750,000
HR Shashikant	760,000

Employee Benefits. Our named executive officers are eligible to participate in our broad-based retirement, health and welfare, and other employee benefit plans on the same basis as other Company employees. In addition to these broad-based plans, some of our named executive officers may be eligible to participate in our non-qualified retirement plan, as described below, which is designed to provide levels of retirement benefits that are not limited by the broad-based retirement plan maximums mandated by certain regulatory restrictions. Our named executive officers are also eligible for certain limited personal benefits, such as a car allowance, Company-paid executive life insurance, payment of certain expatriate expenses, tax payments for foreign assignments, a home security system, an executive physical, and tax preparation services, which we may provide through an executive flexible allowance for use at the discretion of the executive. We do not view our executive personal benefits as a significant element of our overall compensation structure. See the All Other Compensation column and related footnotes to the Summary Compensation Table for further information about personal benefits.

Employment-Related Agreements

Change in Control Severance. Each of our named executive officers is a participant in the Novelis Inc. Change in Control Severance Plan (the “CIC Plan”). The Plan was adopted effective July 1, 2018. Under the CIC Plan, the executive will be entitled to certain payments and benefits if the executive’s employment is terminated by the Company without “cause,” or by the executive for “good reason,” within three months before or 24 months following a “change in control” of the Company. The CIC Plan provides that the executive will receive, in addition to accrued amounts:

•	Payment equal to the executive’s accrued time off;

•	Payment equal to two times annual base salary and the executive’s target AIP;

•	Payment of the executive’s target short-term incentive (prorated, as applicable) for the year of termination;

•	Payment equal to 24 months of the full monthly premium charged for coverage under the Company’s group medical plan at the executive’s then-current level of coverage;

•	Continuation of coverage under the Company’s group life insurance plan for a period of 24 months;

•

A benefit amount equal to 24 months of additional credit for benefit accrual or contribution purposes, if applicable, under the Company’s tax-qualified and non-qualified retirement plans, which equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 24 months following termination of employment, as determined by the Company; and

•	Accelerated vesting, if applicable, under the Company’s retirement plans.

Such severance payments and benefits are conditioned on the executive executing a release of claims in favor of the Company. “Cause” generally means: (i) conviction of any crime constituting a felony; (ii) willful and

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material violation of the Company’s policies including, but not limited to, those relating to sexual harassment and confidential information; (iii) willful misconduct in the performance of duties; or (iv) willful failure or refusal to perform the executive’s material duties and responsibilities which is not remedied within 10 days after written demand. “Good reason” generally means, without the executive’s written consent and subject to certain notice and cure rights of the Company: (i) a material reduction in the executive’s position, duties, reporting relationships, responsibilities, authority, or status within the Company; (ii) a material reduction in base salary and target short term and long term incentive opportunities; (iii) any requirement to relocate more than 50 miles from the area in which the executive regularly performs his or her duties for the Company; or (iv) any material failure of the Company to comply with its obligations under the CIC Plan. “Change in control” generally means: (i) acquisition of 35% or more of the outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; (ii) replacement of a majority of the members of the Board during any 12-month period without the approval of a majority of the Board members prior to such replacement; (ii) merger or consolidation of the Company with any other entity not affiliated with the Aditya Birla Group; (iii) the approval by the shareholders of a complete liquidation or dissolution of the company; or (iv) the sale or disposition of all or substantially all of the Company’s assets.

Severance Compensation Arrangements. We have entered into offer letters with Mr. Fisher and Mr. Ahuja which provide that the executive will be entitled to certain payments and benefits if his employment is involuntarily terminated by the Company without “cause” or by the executive for “good reason,” not in connection with a change in control of the Company. If Mr. Fisher or Mr. Ahuja is involuntarily terminated, then he will receive:

•

Severance amounts payable in a lump sum equal to two times (for Mr. Fisher) or 1.5 times (for Mr. Ahuja) annual base salary and the executive’s target AIP, each determined at the level in effect as of the date of their appointments to the Company, less any other retention or severance payments paid or payable by the Company outside of the offer letter;

•

Cash lump sum amount to assist the executive with post-employment medical continuation coverage equal to the COBRA premium charged under the Company’s group medical plan for 12 months, grossed up for taxes using an assumed tax rate of 40%;

•	Continuation of coverage under the Company’s group life insurance plan for a period of 12 months;

•

A benefit equal to 12 months of additional credit for benefit accrual or contribution purposes, if applicable, under the Company’s tax-qualified and non-qualified retirement plans, which equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 12 months following the change in control, as determined by the Company; and

•	Accelerated vesting, if applicable, under the Company’s retirement plans.

An executive is required to sign a general release of claims against the Company as a condition to receiving the payments and benefits described above. Each agreement also contains a non-competition and non-solicitation provision, which prohibits the executive from competing with us or soliciting our customers, suppliers or employees for a period of 24 months following termination of employment.

“Cause” and “good reason” generally have the same meanings as in the CIC Plan, except that a required relocation is not a “good reason” event under the offer letters.

We have also entered into an offer letter with Emilio Braghi and Sachin Satpute that provides that the Company will pay their moving expenses in accordance with the Company’s domestic and foreign policy for Mr. Braghi and Mr. Satpute, their families and their household goods and furniture if employment is terminated by either Mr. Braghi or Mr. Satpute for good reason or at the Company’s option.

See the Potential Payments Upon Termination or Change in Control table below for further information.

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Compensation Risk Assessment

The Committee reviewed the Company’s executive compensation policies and practices relating to the current fiscal year, and determined that the Company’s executive compensation programs are not reasonably likely to have a material adverse effect on the Company. Our compensation programs contain design features that mitigate the incentive for our employees, including named executive officers, to take unreasonable risks in managing the business, which include:

•	An appropriate balance between short-term and long-term incentive compensation with multiple time horizons;

•	Short-term incentives that require minimum financial performance to achieve any payouts and also have a maximum payout limitation;

•	Short-term incentive payouts that are tied to multiple performance factors with no one performance factor having excessive weighting;

•	Long-term incentives with multi-year vesting schedules, which reward employees for long-term performance;

•

Goals that are not unreasonable and that are approved by the Committee on an annual basis and goals with no excessive payout opportunities at certain performance levels that may encourage short-term decisions and actions to meet payout thresholds;

•

Oversight of the compensation programs by the Committee and multiple functions within the Company and at various levels within the functions to gain different viewpoints and prevent a small number of people to be exclusively involved in compensation decisions; and

•	Advice from expert outside advisors regarding the design of the compensation program.

Based on its review, the Committee determined that the Company’s compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

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Summary Compensation Table

The “Summary Compensation Table” below sets forth information regarding compensation for our named executive officers for fiscal 2023 and the two prior fiscal years, as applicable. Any amounts paid to our named executive officers in a foreign currency are reflected in the table below and elsewhere in U.S. dollars, as adjusted by the March 31, 2023 exchange rate. Cash payments made to Messrs. Satpute and Braghi were made in Korean won and Swiss francs, respectively. All cash amounts paid to Messrs. Fisher, Ahuja, Boney, and Shashikant were made in U.S. dollars.

The table includes:

•	Base salary earned

•	Stock awards granted (Hindalco RSUs under our LTIP)

•	Option awards granted (Hindalco SARs under our LTIP)

•	Non-Equity Incentive Plan Compensation (cash payments for AIP and vested Novelis PUs)

•

Changes in Pension Value, represents the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under the Samsung Life Insurance Defined Benefit Plan, in which Mr. Satpute was the only named executive officer to participate

•

All other compensation includes the combined value of each named executive officer’s perquisites, personal benefits and compensation that is not otherwise reflected in the Summary Compensation Table and is detailed in the “All Other Compensation Table” that follows

Name	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
Steven Fisher	2023	1,137,500	—	1,740,000	1,860,000	4,118,200	—	260,971	9,116,671
	2022	1,087,500	—	1,740,000	1,860,000	5,666,810	—	308,669	10,662,979
	2021	1,050,000	—	1,440,000	1,460,000	5,140,730	—	293,218	9,383,948
Devinder Ahuja	2023	690,850	—	540,000	560,000	1,018,900	—	117,237	2,926,987
	2022	652,550	—	330,000	420,000	1,386,919	—	108,180	2,897,649
	2021	620,000	—	300,000	200,000	1,323,994	—	157,386	2,601,380
Sachin Satpute	2023	378,358	—	180,000	120,000	532,116	38,978	1,135,780	2,385,232
	2022	391,750	—	195,000	130,000	762,849	39,090	1,535,431	3,054,120
	2021	406,275	—	180,000	120,000	843,007	42,205	823,071	2,414,558
Thomas Boney	2023	379,050	—	192,000	128,000	415,284	—	923,757	2,038,091
Emilio Braghi	2023	544,303	—	225,000	150,000	708,985	—	198,239	1,826,527
	2022	522,392	—	243,750	162,500	994,256	—	194,654	2,117,552
	2021	504,039	—	225,000	150,000	1,093,806	—	252,172	2,225,017
HR Shashikant	2023	575,500	—	228,000	152,000	702,380	—	168,752	1,826,632
	2022	526,250	—	227,502	151,668	882,579	—	179,781	1,967,780
	2021	489,193	—	210,000	140,000	860,600	—	561,202	2,260,995

(1)

These amounts reflect the grant date fair value of the Hindalco RSUs and Hindalco SARs granted under our LTIP, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found under the captions “Share-Based Compensation” in Note 14 to our audited annual consolidated financial statements included elsewhere in this prospectus.

(2)	Includes cash awards to be paid under the 2023 AIP and Novelis PUs granted under our 2021 LTIP. The detail for each Executive is as follows:

Mr. Fisher - 2023 AIP $998,200; Novelis PUs $3,120,000.

Mr. Ahuja - 2023 AIP $368,900; Novelis PUs $650,000.

Mr. Satpute - 2023 AIP $142,116; Novelis PUs $390,000.

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Mr. Boney - 2023 AIP $155,284; Novelis PUs $260,000.

Mr. Braghi - 2023 AIP $221,485; Novelis PUs $487,500.

Mr. Shashikant - 2023 AIP $247,380; Novelis PUs $455,000.

(3)	The amounts shown in this column reflect the values from the All Other Compensation table below.

All Other Compensation Table

Name	Company Contribution to Defined Contribution Plans and Non-qualified Plans ($)(1)(2)	Group Life Insurance ($)(3)	Relocation, Assignee and Housing Related Payments ($)(4)(5)(6)	Other Perquisites and Personal Benefits ($)(7)(8)(9)	Other Payments ($)(10)(11)	Total ($)
Steven Fisher	190,798	5,040	—	65,133	—	260,971
Devinder Ahuja	63,222	3,391	—	50,624	—	117,237
Sachin Satpute	—	—	1,088,623	47,157	—	1,135,780
Thomas Boney	40,797	1,899	—	46,081	834,980	923,757
Emilio Braghi	122,260	—	14,855	51,244	9,880	198,239
HR Shashikant	56,634	2,764	54,343	55,011	—	168,752

(1)

For Messrs. Fisher, Ahuja, Boney and Shashikant this amount includes (i) the amount the Company contributed to the Novelis Savings and Retirement Plan (a tax-qualified defined contribution plan) up to 9.5% of their eligible compensation and (ii) the amount the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan equal to 9.5% of their compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($305,000 for the 2022 calendar year).

The detail for Messrs. Fisher, Ahuja, Boney and Shashikant is as follows:

Mr. Fisher - tax qualified defined Company contribution 30,715; Supplemental Executive Retirement Plan Company contributions 160,083

Mr. Ahuja - tax qualified defined Company contribution 21,782; Supplemental Executive Retirement Plan Company contributions 41,440

Mr. Boney - tax qualified defined Company contribution 8,095; Supplemental Executive Retirement Plan Company contributions 32,702

Mr. Shashikant - tax qualified defined Company contribution 18,974; Supplemental Executive Retirement Plan Company contributions 37,660

(2)

For Mr. Braghi, this amount represents: (i) $27,567, which is the amount the Company contributed to the Gemini Basis Plan (a tax-qualified defined contribution plan) equal to 13.8% of Mr. Braghi’s eligible compensation; and (ii) $94,693, which is the amount the Company contributed to the Gemini Supplemental Plan (a tax-qualified defined contribution plan) equal to 23% of Mr. Braghi’s eligible compensation.

(3)	This amount represents additional Company-paid life insurance for named executive officers beyond the regular employee coverage.
(4)	For Mr. Satpute, this amount includes $852,320 and $105,463 related to tax payments for foreign assignment, $127,307 for housing, the remaining amount is for utilities and immigration expenses.
(5)	For Mr. Braghi, this amount includes $14,855 related to tax payments for foreign assignment.
(6)	For Mr. Shashikant, this amount includes $51,000 for expatriate expenses and $3,343 related to tax payments for foreign assignment.
(7)

For Messrs. Fisher, Ahuja, Boney and Shashikant this amount includes (i) an executive flexible allowance, (ii) a home security system and (iii) an executive physical, if utilized. The amounts for the executive flexible allowance are $60,000, $50,000, $40,385 and $48,000 for Messrs. Fisher, Ahuja, Boney and Shashikant respectively. For Mr. Boney, this amount also includes the value of outplacement services. For Mr. Shashikant, this amount also includes fees related to tax planning/preparation. The remaining amounts are comprised of payments for a home security system and an executive physical, if utilized.

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(8)

For Mr. Satpute, this amount includes $18,040 for an auto lease and $18,881 for Hindalco medical insurance. The remaining amount is for fuel costs, tax planning/preparation, Korean national pension, and bank charges.

(9)

For Mr. Braghi, this amount includes $19,144 for medical coverage, $18,292 for an auto lease and $7,645 for fuel costs. The remaining amount is for payments for tax planning/preparation and auto insurance coverage.

(10)

For Mr. Boney, this amount represents a severance payment in the amount of $815,000, payments for continuation of medical coverage in the amount of $15,000 and continuation of Group Life coverage in the amount of $4,980.

(11)	For Mr. Braghi, this amount represents payments for a Swiss child and family allowance, Company-paid lunches, long-term sickness coverage, and voluntary accident insurance coverage.

Grants of Plan-Based Awards in Fiscal 2023

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during fiscal 2023. The awards comprise:

•	cash awards granted under the AIP (awards can range between 0% and 200% of target)

•	Hindalco SARs, Hindalco RSUs and Novelis PUs granted under the LTIP for the fiscal 2023 to fiscal 2025 three-year performance period

The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the grant date.

Name	Award Type	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
			Threshold ($)	Target ($)	Maximum ($)
Steven Fisher	AIP	6/3/2022	—	1,610,000	3,220,000	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	328,446	—	—	1,740,000
	Hindalco SAR	6/3/2022	—	—	—	—	825,917	5.30	1,860,000
	Novelis PU	6/3/2022	1,450,000	2,900,000	5,800,000	—	—	—	—
Devinder Ahuja	AIP	6/3/2022	—	595,000	1,190,000	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	101,932	—	—	540,000
	Hindalco SAR	6/3/2022	—	—	—	—	248,663	5.30	560,000
	Novelis PU	6/3/2022	450,000	900,000	1,800,000	—	—	—	—
Sachin Satpute	AIP	6/3/2022	—	229,219	458,438	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	33,978	—	—	180,000
	Hindalco SAR	6/3/2022	—	—	—	—	53,285	5.30	120,000
	Novelis PU	6/3/2022	150,000	300,000	600,000	—	—	—	—
Thomas Boney	AIP	6/3/2022	—	321,100	642,200	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	36,243	—	—	192,000
	Hindalco SAR	6/3/2022	—	—	—	—	56,838	5.30	128,000
	Novelis PU	6/3/2022	160,000	320,000	640,000	—	—	—	—
Emilio Braghi	AIP	6/3/2022	—	357,233	714,466	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	42,472	—	—	225,000
	Hindalco SAR	6/3/2022	—	—	—	—	66,607	5.30	150,000
	Novelis PU	6/3/2022	187,500	375,000	750,000	—	—	—	—

156

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Award Type	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
			Threshold ($)	Target ($)	Maximum ($)
HR Shashikant	AIP	6/3/2022	—	353,400	706,800	—	—	—	—
	Hindalco RSU	6/3/2022	—	—	—	43,038	—	—	228,000
	Hindalco SAR	6/3/2022	—	—	—	—	67,495	5.30	152,000
	Novelis PU	6/3/2022	190,000	380,000	760,000	—	—	—	—

(1)	Figures reflect the grant date fair value of the equity awards reported in the previous columns determined pursuant to FASB ASC Topic 718.

Outstanding Equity Awards as of March 31, 2023

The following table provides information with respect to unexercised Hindalco SARs, whether vested or unvested, and unvested Hindalco RSUs held by our named executive officers as of March 31, 2023. The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the grant date.

		Hindalco SARs				Hindalco RSUs
Name	LTIP Year (1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Steven Fisher	FY2023	—	825,917	5.30	6/3/2029	328,446	1,717,146
	FY2022	281,121	562,240	5.33	6/8/2028	217,750	1,211,979
	FY2021	—	803,886	1.56	5/6/2027	307,634	1,439,994
Devinder Ahuja	FY2023	—	248,663	5.30	6/3/2029	101,932	532,910
	FY2022	—	126,958	5.33	6/8/2028	41,298	229,861
	FY2021	—	110,121	1.56	5/6/2027	64,091	300,001
Sachin Satpute	FY2023	—	53,285	5.30	6/3/2029	33,978	177,640
	FY2022	19,649	39,296	5.33	6/8/2028	24,403	135,825
	FY2021	—	66,073	1.56	5/6/2027	38,454	179,998
Thomas Boney	FY2023	—	—	5.30	6/3/2029	12,922	67,557
	FY2022	—	—	5.33	6/8/2028	16,100	89,611
	FY2021	—	—	1.56	5/6/2027	25,637	120,003
Emilio Braghi	FY2023	—	66,607	5.30	6/3/2029	42,472	222,048
	FY2022	24,561	49,120	5.33	6/8/2028	30,504	169,783
	FY2021	50,592	82,590	1.56	5/6/2027	48,067	224,995
HR Shashikant	FY2023	—	67,495	5.30	6/3/2029	43,038	225,007
	FY2022	22,924	45,846	5.33	6/8/2028	28,470	158,462
	FY2021	—	77,084	1.56	5/6/2027	44,863	209,998

(1)

FY2023 represents awards granted on June 3, 2022, that vest in equal installments on each of June 3, 2023, June 3, 2024, and June 3, 2025. FY2022 represents awards granted on June 8, 2021 that vest in equal installments on each of June 8, 2022, June 8, 2023 and June 8, 2024. FY2021 represents awards granted on May 6, 2020 that vest in equal installments on each of May 6, 2021, May 6, 2022 and May 6, 2023.

157

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Option Exercises and Stock Vested in Fiscal 2023

The table below sets forth the information regarding Hindalco SARs that were exercised and Hindalco RSUs that were settled during the fiscal year. The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the last day of the month before the award was settled.

	Hindalco SARs		Hindalco RSUs
Name	Number of Shares Acquired on Exercise, but Settled in Cash (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting, but Settled in Cash (#)	Value Realized on Vesting ($)(2)
Steven Fisher	1,221,749	2,919,995	583,839	3,121,490
Devinder Ahuja	230,842	454,342	119,599	639,034
Sachin Satpute	100,418	240,000	71,572	382,381
Thomas Boney	221,073	458,777	53,592	283,483
Emilio Braghi	74,930	206,612	89,465	477,976
HR Shashikant	111,431	260,002	80,015	423,656

(1)

The dollar amount realized on exercise is determined by multiplying the number of shares of stock underlying the Hindalco SARs being exercised by the fair market value of Hindalco stock underlying the Hindalco SARs on the exercise date, less the exercise price. The fair market value of the Hindalco stock is based on the average of the high and low prices of a Hindalco share, as published by BSE on the exercise date. If a Hindalco SAR is exercised when BSE is closed, then the closing price on the preceding date BSE was open is used.

(2)

The dollar amount realized on vesting is determined by multiplying the number of shares of stock underlying the Hindalco RSUs that vested during fiscal 2022 by the fair market value of Hindalco stock underlying the Hindalco RSUs on the vesting date. The fair market value of the Hindalco stock is based on the average of the high and low prices of a Hindalco share, as published by BSE on the vesting date. If a Hindalco RSU becomes vested when BSE is closed, then the value of each Hindalco RSU will be the average of the next available day’s high and low prices.

Pension Benefits in Fiscal 2023

Mr. Satpute is the only named executive officer who participates in a defined benefit retirement plan. The benefit amount is pre-defined by a formula linked to final pay level, generally the average of the last three months of pay. The table below sets forth information regarding the present value as of March 31, 2023 of the accumulated benefits of our named executive officers under our defined benefit pension plans (both qualified and non-qualified).

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Sachin Satpute	Samsung Life Insurance Defined Benefit Plan	7	217,531	—

Non-Qualified Deferred Compensation

This table summarizes contributions and earnings under the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan for fiscal 2023. The plan is an unfunded, non-qualified defined contribution plan for U.S. tax purposes. The plan provides eligible executives with the opportunity to voluntarily defer, on a pre-tax basis, 75% of their base salary and annual incentive pay (including the AIP payout (not to exceed 100% of target) and up to 75% of the payout from settled PUs) that otherwise may not be deferred under the Company’s tax-qualified savings plan due to limitations under the U.S. Internal Revenue Code. The plan also

158

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

provides eligible U.S. executives with Company non-elective and matching contribution credits which they are restricted from receiving under the tax-qualified savings plan due to those same limitations. For fiscal 2023, the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan an amount equal to 9.5% of participants’ compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($305,000 for the 2022 calendar year). Participants elect to notionally invest their account balances among a variety of investment options in an array of asset classes, and earnings are based on the equivalent returns from the elected investment options. Because the plan does not provide above market, fixed rates of return, earnings or losses under the plan are not included in the “Summary Compensation Table” above. Accounts are payable on a date specified by the participant or upon the participant’s separation from service. Participants elect the form of distribution of their accounts at enrollment, which distributions may be paid in a lump sum or annual installments from two to five years. Company contributions vest after three years of service but become 100% vested upon a participant’s death or disability, a change in control or a permanent workforce reduction. Participants’ accounts attributable to Company contributions are paid in five annual installments or a lump sum, depending on the value of the account.

Name	Elective Contributions in Last Fiscal Year ($)	Employer Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(3)
Steven Fisher	—	160,083	(144,436)	—	2,416,906
Devinder Ahuja	790,419	41,440	(97,811)	—	2,251,060
Thomas Boney	—	32,702	(23,591)	—	348,303
HR Shashikant	441,290	37,660	(70,773)	—	1,827,735

(1)	The amounts reported in this column are also included in the “All Other Compensation” column in the Summary Compensation Table above.
(2)	None of the amounts reported in this column are reported in the Summary Compensation Table because the Company does not pay above-market or preferential earnings on deferred compensation.
(3)

The amounts reported in this column include amounts reported in the Summary Compensation Table and amounts previously reported in the Summary Compensation Table for previous years when earned if the named executive officer’s compensation was required to be disclosed in a previous year. Amounts previously reported in such years may include previously earned, but deferred, salary, AIP payouts and Novelis PUs.

Potential Payments Upon Termination or Change in Control

This section provides an estimate of the payments and benefits that would be paid to certain of our named executive officers as of March 31, 2023, upon: (i) retirement, (ii) involuntary termination of employment by the Company without cause or by the executive for good reason (as defined above under “CIC severance”), (iii) involuntary termination of employment by the Company without cause or by the executive for good reason in connection with a change in control, as provided in the CIC Plan, (iv) upon the executive’s death or disability, or (v) voluntary termination or termination with cause. This section, however, does not reflect any payments or benefits that would be paid or provided to our salaried employees generally including accrued salary and vacation pay, regular retirement plan benefits, or normal retirement, death or disability benefits that are payable under plans that do not discriminate in favor of the named executive officers in scope, terms or operation. See Employment-Related Agreements above for a discussion of change in control and severance compensation arrangements for our named executive officers.

159

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Type of Payment	Retirement($)(10)	Termination Without Cause or With Good Reason ($)	CIC-related Termination Without Cause or With Good Reason ($)	Death or Disability ($)	Voluntary Termination or Termination With Cause ($)
Steven Fisher	Short-Term Incentive Pay(3)	—	998,200	1,610,000	998,200	—
	Long-Term Incentive Plan(4)	—	10,354,469	11,592,634	11,592,634	—
	Severance(5)	—	3,000,000	5,520,000	—	—
	Retirement plans(6)	—	190,798	381,596	—	—
	Continuation of health coverage(7)	—	44,497	52,349	—	—
	Continued group life insurance coverage(8)	—	5,040	10,080	—	—
	Total	—	14,593,004	19,166,659	12,590,834	—

Devinder Ahuja	Short-Term Incentive Pay(3)	—	368,900	595,000	368,900	—
	Long-Term Incentive Plan(4)	—	2,185,112	2,519,469	2,519,469	—
	Severance(5)	—	1,320,000	2,590,000	—	—
	Retirement plans(6)	—	63,222	126,445	—	—
	Continuation of health coverage(7)	—	32,391	38,107	—	—
	Continued group life insurance coverage(8)	—	3,528	7,056	—	—
	Total	—	3,973,153	5,876,077	2,888,369	—

Sachin Satpute(1)	Short-Term Incentive Pay(3)	142,116	142,116	229,219	142,116	—
	Long-Term Incentive Plan(4)	1,174,483	1,174,483	1,302,656	1,302,656	—
	Severance(5)	—	—	1,222,502	—	—
	Retirement plans(6)	—	—	4,521	—	—
	Continuation of health coverage(7)	—	—	37,762	—	—
	Continued group life insurance coverage(8)	—	—	—	—	—
	Total	1,316,599	1,316,599	2,796,660	1,444,772	—

Thomas Boney(2)	Short-Term Incentive Pay(3)	—	155,284	—	—	—
	Long-Term Incentive Plan(4)	—	1,067,849	—	—	—
	Severance(5)	—	815,000	—	—	—
	Retirement plans(6)	—	32,702	—	—	—
	Continuation of health coverage(7)	—	15,000	—	—	—
	Continued group life insurance coverage(8)	—	4,980	—	—	—
	Total	—	2,090,815	—	—	—

Emilio Braghi	Short-Term Incentive Pay(3)	221,485	221,485	357,233	221,485	—
	Long-Term Incentive Plan(4)	1,458,414	1,458,414	1,619,314	1,619,314	—
	Severance(5)(9)	—	21,500	1,813,646	—	—
	Retirement plans(6)	—	—	244,520	—	—
	Continuation of health coverage(7)	—	—	38,287	—	—
	Continued group life insurance coverage(8)	—	—	—	—	—
	Total	1,679,899	1,701,399	4,073,000	1,840,799	—

HR Shashikant	Short-Term Incentive Pay(3)	247,380	247,380	353,400	247,380	—
	Long-Term Incentive Plan(4)	1,390,356	1,390,356	1,549,188	1,549,188	—
	Severance(5)	—	—	1,884,800	—	—
	Retirement plans(6)	—	—	113,269	—	—
	Continuation of health coverage(7)	—	—	34,899	—	—
	Continued group life insurance coverage(8)	—	—	5,937	—	—
	Total	1,637,736	1,637,736	3,941,493	1,796,568	—

(1)	The terms of separation for Mr. Satpute, an international expatriate from the Aditya Birla Group (ABG), assume his return to employment with ABG at the conclusion of his assignment with Novelis.
(2)

On January 9, 2023, Thomas Boney, Executive Vice President of Novelis Inc. and President, Novelis North America, departed the company. These amounts represent the actual payments paid or expected to be paid as a result of his separation.

160

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)	These amounts reflect the executives’ actual AIP payment for fiscal 2023, or the annual incentive target in the case of CIC.
(4)

These amounts reflect the estimated value of the vested Hindalco SARs, Hindalco RSUs and Novelis PUs granted pursuant to our LTIP as follows: (i) with respect to the Hindalco SARs and Hindalco RSUs, estimated using the price per share of Hindalco stock on March 31, 2023 and (ii) with respect to the Novelis PUs, estimated using the applicable target award.

(5)	These amounts are estimates of payments that would be paid pursuant to our CIC Plan, the executive’s offer letter or local law and practice, as applicable.
(6)

The retirement benefit represents 12 months (or 24 months in the case of a change in control severance) of additional benefit accrual or contribution credit, as applicable, under our tax-qualified and non-qualified retirement plans. This benefit equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 12 months (or 24 months in the case of a change in control severance), as determined by the Company.

(7)	This amount is intended to assist the executive in paying post-employment health coverage for 12 months (or 24 months in the case of a change in control severance).
(8)	This amount represents the estimated value of 12 months (or 24 months in the case of a change in control severance) of additional coverage under our group and executive life insurance plans.
(9)

This amount includes $21,500, which is the estimated cost of moving expenses that may be payable to Mr. Braghi, at the discretion of his manager, in connection with his relocation from Switzerland to Italy following termination of employment.

(10)

These amounts are estimates of payments that would be paid to executives if they meet the criteria for Retirement based on the respective Plan Documents for AIP and LTIP. Only Mr. Satpute, Mr. Braghi, and Mr. Shashikant are eligible for Retirement on March 31, 2023.

An executive is required to sign a general release of claims against the Company as a condition to receiving the payments and benefits described above. Each agreement also contains a non-competition and non-solicitation provision, which prohibits the executive from competing with us or soliciting our customers, suppliers or employees for a period of 24 months following termination of employment.

Director Compensation for Fiscal 2023

The Chairman of our board of directors is entitled to receive cash compensation equal to $250,000 per year, and the Chair of our Audit Committee is entitled to receive $175,000 per year. Each of our other directors is entitled to receive compensation equal to $150,000 per year, plus an additional $5,000 if they are a member of our Audit Committee. Directors’ fees are ordinarily paid in quarterly installments. Since July 2008, our Chairman, Mr. Birla, has declined to receive the director compensation to which he is entitled.

The table below sets forth the total compensation earned by our directors for fiscal 2023. In addition, all directors receive reimbursement for out of pocket expenses associated with attending board and committee meetings.

Name	Fees Earned or Paid in Cash ($)
Kumar Mangalam Birla	—
Askaran K. Agarwala(1)	37,500
Clarence J. Chandran	155,000
Gary Comerford(2)	151,250
Thomas M. Connelly	150,000
Satish Pai	150,000
Vikas Sehgal	150,000
Donald A. Stewart	175,000

(1)	Mr. Agarwala retired from the board of directors in June 2022, therefore, his fees earned reflects compensation for one quarter of fiscal 2023.

161

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)	Mr. Comerford was appointed to the Audit Committee, therefore, his fees earned reflect the additional Audit Committee compensation for one quarter of fiscal 2023.

Compensation Committee Interlocks and Insider Participation

In fiscal 2023, Clarence J. Chandran (who retired on January 24, 2024) was the Chairman of the Committee. The other Committee members during all or part of the year were Mr. Askaran Agarwala (who retired effective June 21, 2022), and Mr. Satish Pai. During fiscal 2023, none of our executive officers served as:

•

a member of the Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Committee;

•	a director of another entity, one of whose executive officers served on our Committee; or

•

a member of the Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

Summary of the Incentive Plan

Prior to the completion of this offering, we will adopt an omnibus incentive plan, the Novelis, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”), which will be effective upon the completion of this offering. The following summary describes the material terms of the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to provide a means through which we and our affiliates may attract and retain key personnel and to provide a means whereby certain of our and our affiliates’ directors, officers, employees, consultants and advisors (and certain prospective directors, officers, employees, consultants, and advisors) can acquire and maintain an equity interest, or be paid incentive compensation, which may be measured by reference to the value of our common shares, thereby strengthening their commitment to our and our affiliates’ welfare and aligning their interests with those of our shareholders. The Incentive Plan has been established to advance our interests by providing for the grant to participants of stock and stock-based awards.

Administration

The Incentive Plan is administered by our Compensation Committee, except with respect to matters that are not delegated to the Compensation Committee by the board of directors (whether pursuant to committee charter or otherwise). The Compensation Committee (or the board of directors, as applicable) has the discretionary authority to administer and interpret the Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the Incentive Plan or any award. The Compensation Committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the Compensation Committee and its authorized delegates, as applicable.

Eligibility

Our employees, non-employee directors, consultants and advisors are eligible to participate in the Incentive Plan. Eligibility for stock options intended to be incentive stock options (“ISOs”) is limited to our U.S. taxpayer employees or employees of certain of our subsidiary corporations.

162

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Authorized Shares

The Incentive Plan permits Novelis to deliver up to    common shares pursuant to awards issued under the Incentive Plan, of which up to    common shares may be delivered in satisfaction of ISOs, subject, in each case, to adjustment as provided under the Incentive Plan. The number of common shares reserved for issuance under the Incentive Plan will be automatically increased on January 1st of each year during the term of the Incentive Plan commencing on January 1, 2024, in an amount equal to 5%, or such smaller percentage as may be designated by the board of directors, of the total number of shares of common shares outstanding on December 31st of the preceding year.

The number of common shares delivered in satisfaction of awards under the Incentive Plan is determined (i) by reducing the share pool by the number of shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by reducing the share pool by the full number of shares covered by any portion of a SAR which is settled in our common shares (and not only the number of shares delivered in settlement of a SAR), and (iii) by increasing the share pool by any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of our common shares (or that are reacquired by us after the date of the award, in the case of restricted stock or unrestricted stock that is forfeited after the date of transfer). The number of shares available for delivery under the Incentive Plan will not be increased by any shares that have been delivered under the Incentive Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. No fractional shares will be delivered under the Incentive Plan.

Individual Limits

The maximum number of shares for which options may be granted and the maximum number of shares subject to SARs which may be granted to any participant in any fiscal year is, in each case,    shares. The maximum number of shares subject to other awards which may be granted to any participant in any fiscal year is      shares. The maximum amount that may be paid to any participant in any fiscal year with respect to cash awards is     , and with respect to cash awards with a performance period longer than one year is     .

Director Limits

The maximum value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Incentive Plan and cash fees or other compensation paid by us to any such director for services as a director during such calendar year, may not exceed $     in the aggregate, calculating the value of any awards under the Incentive Plan based on their grant date fair value and assuming maximum payout.

Types of Awards

The Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock awards, restricted stock units, performance awards and other awards that are convertible into or otherwise based on our common shares. Dividends and dividend equivalents may also be provided in connection with certain awards under the Incentive Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs (to U.S. employees only), and SARs. A stock option is a right entitling the holder to acquire our common shares upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market

163

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of ISOs granted to certain shareholder employees). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Incentive Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years in the case of ISOs granted to certain shareholder employees).

•

Restricted and unrestricted stock. The Administrator may grant awards of stock and restricted stock. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•

Restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares, or cash measured by the value of shares, in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified time-vesting or performance-vesting conditions prior to settlement.

•

Performance awards. The Administrator may grant performance awards, which are awards of any sort, including options and restricted stock units that are subject to the achievement of performance criteria.

•	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on our common shares, subject to such terms and conditions as it determines.

•

Substitute awards. The Administrator may grant substitute awards under the Incentive Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition, which substitute awards may have terms and conditions that are inconsistent with the terms and conditions of the Incentive Plan.

Vesting; Terms of Awards

The Administrator determines the terms and conditions of all awards granted under the Incentive Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if the participant is not in compliance with all applicable provisions of the Incentive Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any applicable restrictive covenants.

Recovery of Compensation

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Incentive Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to our common shares or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

164

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Transferability of Awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets, or a sale of more than 50% of our common shares, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment Provisions

In the event of certain corporate transactions, including a stock dividend, extraordinary cash dividend, stock split or combination of shares (including a reverse stock split), recapitalization, spin-off or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Incentive Plan, the individual award limits, the number and kind of securities subject to outstanding awards, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event. The Administrator may also make any such adjustments if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Plan or any outstanding awards. The Administrator is not required to treat participants or awards (or portions thereof) in a uniform manner in connection with a covered transaction.

Taxes

The grant of an award and the issuance, delivery, vesting and retention of common shares, cash or other property under an award are conditioned upon the full satisfaction by the participant of all tax and other withholding requirements with respect to the award.

Amendments and Termination

The Administrator may at any time amend the Incentive Plan or any outstanding award and may at any time suspend or terminate the Incentive Plan as to future grants. However, except as expressly provided in the Incentive Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). The following amendments, however, do not require a participant’s consent: adjustment of an award under the terms of the Incentive Plan in the event of certain corporate transactions or events, amendments necessary or desirable to comply with applicable law, and any amendment causing an ISO to become a nonqualified stock option. Any amendments to the Incentive Plan will be conditioned on shareholder approval to the extent required by applicable law or regulations or stock exchange requirements.

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Term

No awards shall be granted under the Incentive Plan after the completion of ten years from the date on which the Incentive Plan was approved by the board of directors or approved by our shareholders (whichever is earlier), but awards previously granted may extend beyond that time.

Sub-plans

The Administrator may at any time establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan for participants based outside of the U.S. and/or subject to the laws of countries other than the U.S., including by establishing sub-plans, supplements or appendices for the purpose of complying or facilitating compliance with non-U.S. laws or taking advantage of tax favorable treatment or for any other legal or administrative reason determined by the Administrator.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the common shares issued or issuable under our Incentive Plan. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover approximately    common shares. Once these shares are registered, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We maintain various policies and procedures that govern related party transactions. Pursuant to our Code of Conduct that will be in place following the completion of this offering, executive officers and directors of the Company must avoid any action that creates or appears to create a conflict of interest between their own interest and the interest of the Company, cannot usurp corporate opportunities, and must deal fairly with third parties. This policy is available on our website at www.novelis.com. In addition, we have enacted procedures to monitor related party transactions by identifying possible related parties through questions in our director and officer questionnaires, determining whether we receive payments from or make payments to any of the identified related parties, and if we determine payments are made or received, researching the nature of the interactions between the Company and the related parties and ensuring that the related person does not have an interest in the transaction with the Company. The Audit Committee is responsible for reviewing material related party transactions that involve the Company, one of our directors or executive officers, or any of their immediate family members.

The following table describes related party balances in the accompanying consolidated balance sheets. We had no other material related party balances with non-consolidated affiliates.

	December 31,	March 31,
in millions	2023	2023	2022
Accounts receivable, net – related parties	$122	$156	$222
Other long-term assets – related parties	3	3	1
Accounts payable – related parties	266	277	320

The Company had the following transactions with related parties during fiscal 2023, fiscal 2022, and fiscal 2021, the nine months ended December 31, 2023, and up to the date of this prospectus.

Transactions with Hindalco

We occasionally have related party transactions with Hindalco. During the nine months ended December 31, 2023, and 2022, we recorded net sales of less than $1 million and $1 million, respectively, between Novelis and Hindalco related primarily to sales of equipment and other services. During fiscal 2023, fiscal 2022, and fiscal 2021, we recorded net sales of less than $1 million between Novelis and Hindalco, which similarly primarily related to certain services and sales of equipment. As of December 31 2023, and March 31, 2023, there was $1 million and $2 million, respectively, of outstanding accounts receivable, net — related parties net of accounts payable — related parties related to transactions with Hindalco. During fiscal 2023 and fiscal 2022, Novelis purchased less than $1 million and $2 million in raw materials from Hindalco, respectively.

Returns of Capital

On August 1, 2023, our board of directors approved a return of capital to our common shareholder of up to $100 million, expected to be paid during fiscal 2024. The timing and the final amount of the return of capital is subject to change based upon final shareholder approval. During the second quarter of fiscal 2023, we paid a return of capital to our sole shareholder in the amount of $100 million. In addition, during the second quarter of the fiscal 2022, we paid a return of capital to our sole shareholder in the amount of $100 million. No such payments were made during fiscal 2021 or fiscal 2020. The past payment of dividends or returns of capital as a private company should not be construed as a guarantee of future declaration or payment of dividends or returns of capital in the same amount or at all. See “Dividend Policy” for additional information.

See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements and Note 4 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our unaudited interim condensed consolidated financial statements

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included in this prospectus for more details related to various transactions with Hindalco and our affiliates. These transactions are not material to Novelis individually or in the aggregate.

Since December 31, 2023 and through the date of this prospectus, there have been no transactions or presently proposed transactions that are material to the Company or any related party.

Related Party Transactions Approval Policy

Prior to the completion of this offering, our board of directors will adopt a written policy with respect to the review, approval or ratification of related party transactions. Under this policy, “related parties” will be defined to include executive officers and directors of the Company, a shareholder owning in excess of 5% of the Company (or its controlled affiliates), any immediate family member of any of the foregoing persons, and entities in which any of the foregoing have a 5% or greater beneficial ownership interest. With respect to any transaction where a related party receives a benefit in excess of $120,000 (when aggregated with all similar transactions), the policy will require that the transaction(s) be approved or ratified by the Audit Committee, unless a member of the Audit Committee has a material financial interest in the transaction(s), in which case the transaction must be approved or ratified by a majority of the members of the board of directors who do not have a material financial interest in the transaction(s). Such transactions must also be disclosed where required by SEC rules.

Certain transactions otherwise exceeding the above-mentioned thresholds will be deemed pre-approved by the Audit Committee under the policy, and will automatically be deemed to be approved or ratified, as applicable, unless specifically determined otherwise by the Audit Committee. Such transactions that will be deemed pre-approved under the policy include, but are not limited to, the following:

•

compensation to an executive officer or director of the Company if the compensation is required to be reported under Item 402 of Regulation S-K, and has been approved by the board of directors or the Compensation Committee;

•

transactions in the ordinary course of business where the related party’s interest arises only from their position as a director of another entity that is party to the transaction, from the ownership of a less than 10% equity interest in another entity which is party to the transaction, or from their position as a less than 10% limited partner in a limited partnership party to the transaction;

•

transactions in the ordinary course of business, where the related party’s interest arises solely from the ownership of common shares of the Company and holders of common shares of the Company will receive the same benefit on a pro rata basis.

•	transactions where the rates or charges involved in the transactions are determined by competitive bids;

•	certain charitable contributions, if the aggregate amount does not exceed the greater of $1,000,000 or two percent of the charitable organization’s total revenues;

•	indemnification and advancement of expenses made pursuant to the Company’s Articles of Incorporation or bylaws or pursuant to any indemnification agreement with our directors and officers.

The Audit Committee will review a summary of each new Related Party Transaction deemed pre-approved under the policy in connection with each of its regularly scheduled meetings.

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PRINCIPAL AND SELLING SHAREHOLDER

Prior to the completion of this offering, all of our common shares were indirectly owned by Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V., which is the selling shareholder in this offering. Upon completion of this offering, Hindalco will beneficially own approximately   % of our outstanding common shares, assuming the underwriters’ over-allotment option is not exercised, and   %, if it is exercised in full.

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares (i) immediately prior to the completion of this offering; (ii) following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (iii) following the sale of common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person whom we know to own beneficially more than 5% of our common shares;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling shareholder.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

As of     , 2024, we had 1,100 common shares issued and outstanding. The percentages of beneficial ownership in the table below are calculated on the basis of      common shares outstanding, after giving effect to the      -for-1 forward share split to occur immediately prior to the closing of this offering.

The address for each officer and director listed in the table is 3550 Peachtree Road NE, Suite 1100, Atlanta, GA 30326.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over- Allotment Option
Shareholders	Number	Percent	Number	Percent	Number	Percent
5% Shareholders:
AV Minerals (Netherlands) N.V.(1)		100%
Directors and Executive Officers
Kumar Mangalam Birla	—	—	—	—	—	—
Gary Comerford	—	—	—	—	—	—
Dr. Thomas M. Connelly, Jr.	—	—	—	—	—	—
Satish Pai	—	—	—	—	—	—
Vikas Sehgal	—	—	—	—	—	—
Donald A. Stewart	—	—	—	—	—	—
Praveen Maheshwari	—	—	—	—	—	—
Steven Fisher	—	—	—	—	—	—

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	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over- Allotment Option
Shareholders	Number	Percent	Number	Percent	Number	Percent
Devinder Ahuja	—	—	—	—	—	—
Emilio Braghi	—	—	—	—	—	—
Christopher Courts	—	—	—	—	—	—
Philippe Meyer	—	—	—	—	—	—
Randal Miller	—	—	—	—	—	—
Roxana Molina	—	—	—	—	—	—
Antonio Tadeu Coelho Nardocci	—	—	—	—	—	—
Francisco Pires	—	—	—	—	—	—
Stephanie Rauls	—	—	—	—	—	—
Sachin Satpute	—	—	—	—	—	—
H.R. Shashikant	—	—	—	—	—	—
All directors and executive officers as a group (21 persons)	—	—	—	—	—	—

(1)

We are indirectly owned by Hindalco, through its wholly owned subsidiary AV Minerals (Netherlands) N.V. All of our common shares held by AV Minerals (Netherlands) N.V. are beneficially owned by Hindalco. The equity shares of Hindalco are listed on the National Stock Exchange of India Limited (NSE) and the BSE Limited (BSE) and Hindalco’s global repository receipts are listed on the Luxembourg Stock Exchange. Mr. Kumar Mangalam Birla, Chairman of the Board of Directors of Novelis, is also the Chairman of Hindalco. The principal business address of AV Minerals (Netherlands) N.V. is c/o IQ EQ Netherlands N.V., Hoogoorddreef 15, Amsterdam, Netherlands 1101 BA, and the principal business address of Hindalco is Birla Centurion, 7th floor, Pandurang Budhkar Road, Worli, Mumbai, India 400 030.

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DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, highlights certain differences in corporate law in Canada and the United States and summarizes the material provisions of our amended articles of incorporation and bylaws. Please note that this summary is not intended to be exhaustive and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended articles and bylaws. For further information, please refer to the full versions of our amended articles and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

General

The authorized capital of the Company consists of an unlimited number of common shares, no par value and an unlimited number of preferred shares, no par value. Immediately prior to this offering, there has been no public market for our common shares. Upon completion of this offering, there will be      common shares outstanding (or      common shares if the underwriters exercise their option to purchase additional shares in full) and no preferred shares outstanding. Although we intend to list our common shares on the NYSE, a market for our common shares may not develop, and if one develops, it may not be sustained.

Common Shares

The common shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares. All shareholders of the Company are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of our common shares, every shareholder has one vote for each common share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Company’s board of directors, in its discretion. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares, without preference or distinction, will be entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to the common shares may only be amended in accordance with applicable corporate law.

As of     , 2024, the Company has an aggregate of 1,100 common shares issued and outstanding, all of which were held of record by one shareholder. We intend to effect a   -for-1 forward share split to occur immediately prior to the closing of this offering. As a result, following the closing of this offering, we expect to have      issued and outstanding common shares.

Preferred Shares

Our board of directors has the authority to issue preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of Novelis without further action by the shareholders and may adversely affect the voting and other rights of the holders of common shares. At present, Novelis has no plans to issue any preferred shares.

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Lock-Up Agreements

We and our directors, officers and sole shareholder of our common shares (including both Hindalco and the selling shareholder) have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Fully Paid and Nonassessable

All of our outstanding common shares (including the common shares to be sold by the selling shareholder in this offering) are fully paid and nonassessable.

Registration Rights

We expect to enter into a registration rights agreement with AV Minerals (Netherlands) N.V. immediately prior to the completion of this offering, pursuant to which we will agree that, upon request of the shareholder, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any common shares covered by the agreement and beneficially owned by the shareholder following this offering.

Demand registration. The shareholder will be able to request registration under the Securities Act of all or any portion of our common shares covered by the agreement and we will be obligated, subject to certain exceptions, to register such shares as requested by the shareholder, subject to limitations on minimum offering size. The shareholder will be able to designate the terms of each offering effected pursuant to a demand registration. The shareholder will be able to request that we complete up to two demand registrations during any 12 month period.

Piggy-back registration. If we at any time intend to file on our behalf a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common shares held by the shareholder, the shareholder will have the right to include its common shares in that offering, subject to certain limitations.

Shelf registration. If eligible to register common shares pursuant to Rule 415, and upon written request of the shareholder, we shall use reasonable best efforts to file with the SEC one or more shelf registration statements with respect to the common shares pursuant to Rule 415 of the Securities Act. The shareholder will be able to designate the terms of each offering effected pursuant to a shelf registration statement. We shall use commercially reasonable efforts to keep any shelf registration statement continuously effective. The shareholder will have customary rights to sell such common shares registered pursuant to a shelf registration statement, subject to certain limitations.

Registration expenses and penalties. We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, including fees and disbursements of the shareholder’s counsel (but not including any underwriting discounts or commissions).

Indemnification. The agreement will contain customary indemnification and contribution provisions by us for the benefit of the shareholder and, in limited situations, by the shareholder for the benefit of us with respect to the information provided by the shareholder included in any registration statement, prospectus or related document.

Term. The registration rights will remain in effect with respect to any common shares held by the shareholder until (i) such common shares have been sold pursuant to an effective registration statement or Rule 144 under the Securities Act, (ii) such common shares have been sold to someone other than a shareholder in a transaction where a subsequent public distribution of such securities would not require registration under the Securities Act, (iii) such common shares have been sold without restriction pursuant to Rule 144 under the Securities Act in a single transaction, or (iv) such common shares have ceased to be outstanding.

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Shareholder Meetings

Under the CBCA, we will be required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting and no later than six months after the end of our preceding financial year. Our amended articles and bylaws will permit us to hold shareholder meetings at any location within Canada, the United States or such other place as the board of directors may determine in their discretion. The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A notice to convene a meeting, specifying the date, time and location of the meeting, must be sent to shareholders, to each director and the auditor not less than 21 days and not more than 60 days prior to the meeting.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor’s report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting.

Under the CBCA, our board of directors has the power at any time to call a special meeting of our shareholders. In addition, the holders of not less than 5% of our shares that carry the right to vote at a meeting sought to be held can also requisition our board of directors to call a meeting of our shareholders for the purposes stated in the requisition. If our board of directors does not call the meeting within 21 days after receiving the requisition, our shareholders can call the meeting and the expenses reasonably incurred by such shareholders in requisitioning, calling and holding the meeting must be reimbursed by us.

Those entitled to vote at a meeting are entitled to attend meetings of our shareholders. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Directors, auditors, legal counsels, secretary (if any), and any other persons invited by the chair of the meeting or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in quorum or be entitled to vote at the meeting unless he or she or it is a shareholder or proxyholder entitled to vote at the meeting.

Actions Requiring a Special Majority

Under the CBCA, certain corporate actions will require a special resolution, meaning a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution. Those items requiring a special resolution generally relate to fundamental changes with respect to our business, and include among others, resolutions respecting: (i) changes of our name; (ii) the creation of new classes of shares; (iii) changes to the rights, privileges, restrictions and conditions in respect of our shares; (iv) increasing or decreasing the minimum or maximum number of directors set forth in our articles; (v) changing the shares of any class or series into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; (vi) amending our articles; (vii) approving an amalgamation; (viii) approving a continuance; and (ix) providing for a sale, lease or exchange of all or substantially all of our property other than in the ordinary course of business.

Advance Notice Procedures and Shareholder Proposals

Under the CBCA, registered shareholders or beneficial owners holding 1% of outstanding shares or holding shares with a fair market value of CAD$2,000 or more who have held such shares for at least six months (or who have the support of persons who together have held such number of outstanding shares for such period of time) may submit proposals for matters to be considered at the annual general meeting of shareholders. Shareholder proposals must be submitted not more than 150 days and not less than 90 days before the anniversary date of the prior annual meeting.

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In addition, our amended bylaws will require that shareholders provide us with advance notice of their intention to nominate any persons, other than those nominated by management, for election to our board of directors at a meeting of shareholders. Such notice must include the information prescribed in our amended bylaws.

Our amended bylaws will provide that such a notice must be received (i) in the case of an annual meeting of shareholders, not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders, provided that in the event that the date of the annual meeting is more than 30 days before or more than 90 days after the anniversary date of the preceding annual meeting of shareholders, then such a notice must be received no earlier than 90 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which we first publicly announce the date of the meeting; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors, not later than the close of business on the 15th day following the day on which we first publicly announce the date of such special meeting. Our amended bylaws will also prescribe the proper written form for a shareholder’s notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

Forum Selection

Our amended bylaws will include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any application for an oppression remedy; (iii) any action or proceeding asserting a claim of breach of the fiduciary duty owed by any of our directors, officers or other employees to us or any of our stakeholders; (iv) any action or proceeding asserting a claim of breach of the duty of care owed by us or by any of our directors, officers or other employees to us or any of our stakeholders; (v) any action or proceeding asserting a claim or seeking a remedy arising pursuant to any provision of the CBCA or our amended articles or bylaws; or (vi) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection bylaw also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our bylaws. Notwithstanding the foregoing, our forum selection bylaw does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction.

Material Differences between the CBCA and Delaware General Corporation Law

Our corporate affairs will be governed by our amended articles and bylaws and the provisions of the CBCA. The CBCA differs from the various state laws applicable to U.S. corporations and their shareholders. The following is a summary of the material differences between the CBCA and the Delaware General Corporation Law, or DGCL, taking into account certain specific provisions in our amended articles and bylaws that will be in effect upon the closing of this offering. This summary is qualified in its entirety by reference to the DGCL, the CBCA and our governing corporate instruments.

Authorized Share Capital

As permitted by the CBCA and our amended articles, our authorized share capital will consist of (i) an unlimited number of common shares without par value; and (ii) an unlimited number of preferred shares without par value.

Under our amended articles, the directors will have the authority to issue preferred shares in one or more series,

Under the DGCL, a corporation’s certificate of incorporation must specify the number of shares of each class of stock and their par value, or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of each

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with such designations and special rights and restrictions as the directors may determine.	class of shares, if any. Under the DGCL, a corporation’s certificate of incorporation gives the board of directors the authority to issue preferred stock in one or more series, with such designations and special rights and restrictions as determined by the board of directors.

Dividends

Under the CBCA and our amended articles, dividends may be declared at the sole discretion of the board of directors, subject to any prior rights of the registered holders of any of our outstanding preferred shares and provided that we may not declare or pay a dividend if there are reasonable grounds for believing that: (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Shareholder Action by Written Consents

Under the CBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.	Under the DGCL, any action required or permitted to be taken at a stockholder meeting may be taken without a meeting if consents in writing are signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation.

Election of Directors

Under the CBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Neither our amended articles, amended bylaws, nor the CBCA provide for cumulative voting.	Under the DGCL, stockholders are not entitled to cumulative voting in the election of directors unless provided for in the corporation’s certificate of incorporation.

Removal of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office, with or without cause.	Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, cumulative voting is permitted by the certificate of incorporation or the certificate of incorporation provides otherwise.

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Majority Voting

Under the CBCA, director candidates standing for election must receive at least a majority of votes in favor of their election in order to be elected.	Unless a majority voting standard is provided for in the corporation’s certificate of incorporation or bylaws, by default under the DGCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors.

Required Vote for Certain Transactions

Under the CBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, will require the approval of a special majority of shareholders, meaning holders of shares representing not less than two thirds of those votes cast in respect of a shareholder vote addressing such matters.	Generally, under the DGCL, certain mergers, consolidation, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.

Quorum of Shareholders

Our amended bylaws will provide that a quorum for general meetings of shareholders requires at least two persons, present in person or by proxy, holding not less than 25% of the total number of issued and outstanding shares of the Company having voting rights at such meeting.	Under the DGCL, unless otherwise provided in the certificate of incorporation, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.

Shareholder Access to Corporate Records

Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice and subject to other conditions, may examine certain of the records of a corporation during usual business hours and take extracts free of charge, and any other person may do so on payment of a reasonable fee.	Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder’s interest as a stockholder.

Annual Meetings of Shareholders

Our amended articles and bylaws will permit us to hold shareholder meetings at any location within Canada, the United States or such other place as the board of directors may determine in their discretion. The board of directors may arrange shareholder meetings to be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notice of the time and place of a meeting of shareholders must be sent at least 21 days and not more than 60 days prior to the meeting to each shareholder entitled to vote at the meeting.	Under the DGCL, a corporation must hold an annual meeting of stockholders in a place designated by the certificate of incorporation or bylaws, whether inside or outside of Delaware, or, if not so designated, as determined by the board of directors and on a date and at a time designated in the bylaws, except as otherwise provided by law. Written notice of every meeting of stockholders must be given to each stockholder of record not less than 10 nor more than 60 days before the date of the meeting.

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Special Meetings of Shareholders

Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.	Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.

Anti-takeover Provisions and Interested Shareholder Transactions

As permitted by the CBCA, our amended articles will provide that our board of directors may fix the number of preferred shares in, and determine the designation of the shares of, each series and create, define and attach rights and restrictions to the preferred shares without shareholder approval. Neither the CBCA nor our amended articles will restrict us from adopting a shareholder rights plan. The CBCA does not restrict related party transactions.	Under the DGCL, a certificate of incorporation may provide the board of directors with the ability to designate the terms of and issue a new class or series of preferred stock, and to issue a stockholder rights plan. Delaware corporations are subject to Delaware’s “business combination” statute. In general, such statute prohibits a corporation from engaging in any business combination transactions with an interested stockholder for a period of three years after the time that the stockholder became an interested stockholder, unless approved by the board of directors beforehand or upon satisfaction of other criteria.

Interested Director Transactions

Under the CBCA, a director who has a conflict of interest in any transaction must promptly disclose the nature and extent of the conflict and may not vote on any board resolutions to approve such transaction, subject to certain exceptions under the CBCA. Excluded directors will, however, count for purposes of quorum. A director is liable to account to the corporation for any profit that accrues to the director under or as a result of the interested transaction.	Under the DGCL, a transaction in which a director of the corporation has a conflict of interest is not void or voidable solely because of the director’s conflict, solely because the director is present at or participates in the meeting of the board of directors or committee which authorizes the transaction or solely because any such director’s vote is counted for such purpose, if (a) the material facts of the conflict of interest are known to or disclosed to the board of directors or the committee and the board of directors or committee in good faith authorizes the transaction by a majority of the votes of the disinterested directors, (b) the material facts of the conflict of interest are known or disclosed to the stockholders of the corporation and the transaction is approved in good faith by the stockholders, or (c) the board of directors can demonstrate that the transaction is fair as to the corporation as of the time it is approved by the board of directors, committee or stockholders.

Directors’ and Officers’ Liability and Indemnification

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as	Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or

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a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii), above.	completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, in each case by reason of the fact that the person is or was a director, office, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and subject to certain other limitations.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.

Listing

We intend to apply to list our common shares on the NYSE under the symbol “NVL.”

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Transfer Agent, Registrar and Auditor

Upon the closing of this offering, the transfer agent and registrar for our common shares will be      located at     .

PricewaterhouseCoopers LLP, located at Atlanta, GA, is our independent registered public accounting firm and has been appointed as our independent auditor.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of our common shares in the public market, or the availability for sale of substantial amounts of our common shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Upon closing of this offering, we will have outstanding      common shares. All of the common shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While we intend to apply to list our common shares on the NYSE, we cannot assure you that a regular trading market will develop in our common shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares or the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

We have no compensatory stock plan or other written agreement which would allow any of our employees, consultants or advisors to acquire our common shares. As such, there will be no applicable resales of such shares under Rule 701 of the Securities Act (in reliance on Rule 144).

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we, our directors and officers, Hindalco and the selling shareholder have entered into with the underwriters in connection with this offering, see “Underwriting.”

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our common shares reserved for issuance under our stock plans. The registration statements on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a stock option and registered pursuant to the applicable Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

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Confidential Treatment Requested by Novelis Inc.

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UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholder	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     in the aggregate, with approximately $     million of such offering expenses

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payable by the selling shareholder. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We intend to apply to list our common shares on the New York Stock Exchange under the trading symbol “NVL.”

We, Hindalco, the selling shareholder, and all of our directors and officers, which group includes the holders or beneficial owners of all of our common shares that are outstanding prior to this offering, have agreed that, without the prior written consent of     , we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of      on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

The restrictions in the lock-up agreements described above do not apply to certain transactions, including:     .

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

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Confidential Treatment Requested by Novelis Inc.

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We, the selling shareholder, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters and/or their respective affiliates act as agents and/or lenders under our credit facilities, for which they have received customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between the selling shareholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, none of the common shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of the common shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the common shares shall require us or any of our representatives to publish a prospectus

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pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any common shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In relation to the United Kingdom, none of our common shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the FCA, or (ii) is to be treated as if it had been approved by the FCA in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of the common shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)

in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or the FSMA, provided that no such offer of the common shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

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Confidential Treatment Requested by Novelis Inc.

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Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

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Confidential Treatment Requested by Novelis Inc.

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Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

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Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

187

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our common shares. It applies to you only if you are a U.S. holder, as defined below, you acquire your shares in this offering, and you hold our common shares as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This discussion does not apply to U.S. holders that are subject to special rules, including:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	persons that hold our common shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for United States federal income tax purposes (and investors therein);

•	U.S. expatriates and former citizens or long-term residents of the United States; or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax treaty between the United States and Canada (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you hold our common shares as a partner in a partnership, you should consult your own tax advisor regarding the United States federal income tax treatment of an investment in our common shares.

You are a U.S. holder if you are a beneficial owner of common shares and you are, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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Confidential Treatment Requested by Novelis Inc.

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•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

The tax treatment of an investment in our common shares will depend in part on whether or not we are classified as a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our common shares generally will be qualified dividend income, provided that we are a “qualified foreign corporation” with respect to such dividends. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We expect that we will be a qualified foreign corporation with respect to dividends (if any) paid on our common shares and therefore that such dividends will constitute qualified dividend income. However, there can be no assurance that we will meet the requirements for “qualified foreign corporation” status at the time dividends, if any, are paid on our common shares.

You must include any Canadian tax withheld from any dividend payment in your gross income even though you do not in fact receive it. A dividend is taxable to you when you receive the dividend, actually or constructively. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If a dividend is paid in Canadian dollars, the amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the payments made in Canadian dollars, determined at the spot Canadian dollar/U.S. dollar rate on the date that the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you receive the dividend to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat any distributions we make as dividends.

Subject to certain limitations, any Canadian tax withheld on dividends paid to a U.S. holder that is eligible for treaty benefits will be creditable against such holder’s United States federal income tax liability. Special rules

189

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Canadian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.

Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. holders that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Canadian taxes withheld on dividends on our common shares.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of our common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the sum of the amount of cash and the fair market value of any property received on the sale or other disposition and your tax basis in the common shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates if the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

We believe that our common shares should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. A corporation is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. “Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. If we were to be treated as a PFIC, unless you make an effective “qualified electing fund” (“QEF”) election, gain realized on the sale or other disposition of our common shares would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to our common shares, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares. The amount allocated to the taxable year in which gain was realized (or the distribution received) and each year before the first year we were a PFIC with respect to you would be taxed as ordinary income. The amount allocated to each other taxable year during your holding period for the common shares would be taxed at the highest tax rate in effect for such year, and subject to an interest charge in respect of the tax attributable to such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period for such common shares. Dividends that you receive from us would not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own common shares during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

190

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in its particular circumstances and the availability of, and procedures for, obtaining an exemption from backup withholding.

Certain U.S. holders are required to report their holdings of certain “specified foreign financial assets,” including equity of foreign entities, if the aggregate value of such assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our common shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common shares, including any potential penalties for non-compliance with such obligations.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

191

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax consequences applicable to a holder who is a beneficial owner of our common shares and who, at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention, (ii) deals at arm’s length and is not affiliated with the Company or the underwriters for purposes of the Tax Act, and (iii) holds common shares as capital property for purposes of the Tax Act and does not use or hold, and is not deemed to use or hold, common shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof (“Tax Proposals”) and the current published administrative policies and assessing practices of the Canada Revenue Agency made available prior to the date hereof. This summary assumes that all such Tax Proposals will be enacted in their present form, however no assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the common shares. The income and other tax consequences of acquiring, holding or disposing of the common shares will vary depending on a Non-Resident Holder’s particular status and circumstances, including the jurisdiction in which the Non-Resident Holder resides or carries on business. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders should consult their own tax advisors with respect to an investment in the common shares having regard to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Canada Revenue Agency.

Dividends on the Common Shares

Dividends paid or credited, or deemed to be paid or credited, on the common shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty, is the beneficial owner of the dividends, and is entitled to full benefits under the Treaty (a “U.S. Resident Holder”), is generally reduced to 15% or, in the case of a U.S. Resident Holder that is a corporation that owns at least 10% of the voting shares of the corporation paying the dividend, the rate is reduced to 5%. Non-Resident Holders should consult their own tax advisors in this regard.

192

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Dispositions of the Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a common share will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time provided that the common share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE) at that time, unless, at any time during the 60-month period that ends at that time, both: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length for purposes of the Tax Act and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of the issued shares of any class or series of the Company, and (ii) more than 50% of the fair market value of the common share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “timber resource properties” (as defined in the Tax Act), (c) “Canadian resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a common share may be deemed to be “taxable Canadian property.”

Non-Resident Holders (including U.S. Resident Holders) for whom common shares may constitute “taxable Canadian property” should consult their own tax advisor.

193

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of common shares in this offering. All amounts listed below are estimates except the SEC registration fee, NYSE listing fee and FINRA filing fee.

Itemized Expense*	Amount
SEC registration fee	$
NYSE listing fee
FINRA filing fee
Printing and engraving expenses
Transfer agent and registrar fees
Legal fees and expenses
Accounting fees and expenses
Advisory fees
Miscellaneous

Total	$

*	To be completed by amendment

194

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of our common shares and certain other matters of Canadian law will be passed upon for us by Torys LLP, Toronto, Canada. Certain matters of U.S. federal law will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of March 31, 2022 and March 31, 2023 and for each of the three years in the period ended March 31, 2023 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2023 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Novelis Inc. and the shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. While we currently intend to continue to voluntarily file on current and periodic forms for domestic filers (Forms 10-K, 10-Q and 8-K), because we are a foreign private issuer, we will be exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act, and will not be required to comply with the SEC’s rules that require delivery of proxy statements, among other things (although we will be required to file a Canadian proxy statement equivalent). Our annual consolidated financial statements will be prepared in accordance with U.S. GAAP and certified by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general may not receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

195

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

F-1

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control—Integrated Framework (2013).” Based on its assessment, management has concluded that, as of March 31, 2023, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Steven Fisher
Steven Fisher
President and Chief Executive Officer
May 10, 2023

/s/ Devinder Ahuja
Devinder Ahuja
Executive Vice President and Chief Financial Officer
May 10, 2023

F-2

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Novelis Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Novelis Inc. and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity, and cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

F-3

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Notes 1 and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,076 million as of March 31, 2023. Management conducts an impairment test as of the last day of March of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. As disclosed by management, potential impairment is identified by comparing the estimated fair value of each reporting unit to its carrying amount. If the carrying value exceeds the fair value, management records an impairment charge in an amount equal to that excess. Management estimates fair value based on a weighted average of the value indication from the market and income approaches. The determination of fair value using the market and income approaches requires the use of management’s significant assumptions related to selection of market multiples and control premium for the market approach and sales volumes, conversion premiums, capital spending, working capital requirements, long-term growth rate, and the discount rate for the income approach.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to market multiples and control premium for the market approach and sales volumes, conversion premiums, capital spending, working capital requirements, long-term growth rate, and the discount rate for the income approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting units. These procedures also included, among others (i) testing management’s process

F-4

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the income and market approaches and the weighting of the approaches; (iii) testing the completeness and accuracy of underlying data used in the approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management in the income and market approaches. Evaluating management’s assumptions related to sales volumes, conversion premiums, working capital requirements, and capital spending involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the income and market approaches, the weighting of the approaches, and evaluating the reasonableness of the discount rate, control premium, working capital requirements, long-term growth rate, and market multiples assumptions.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

May 10, 2023

We have served as the Company’s auditor since 2006.

F-5

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net sales	$18,486	$17,149	$12,276

Cost of goods sold (exclusive of depreciation and amortization)	15,996	14,354	9,980
Selling, general and administrative expenses	679	631	551
Depreciation and amortization	540	550	543
Interest expense and amortization of debt issuance costs	274	227	267
Research and development expenses	95	92	83
Loss on extinguishment of debt, net	—	64	14
Restructuring and impairment, net	33	1	29
Equity in net income of non-consolidated affiliates	(16)	(8)	(1)
Business acquisition and other related costs	—	—	11
Other expenses (income), net	79	(61)	103

	17,680	15,850	11,580

Income from continuing operations before income tax provision	806	1,299	696
Income tax provision	147	281	238

Net income from continuing operations	659	1,018	458
Loss from discontinued operations, net of tax	(2)	(63)	(51)
Loss on sale of discontinued operations, net of tax	—	—	(170)

Net loss from discontinued operations	(2)	(63)	(221)

Net income	657	955	237
Net (loss) income attributable to noncontrolling interests	(1)	1	1

Net income attributable to our common shareholder	$658	$954	$236

See accompanying notes to the consolidated financial statements.

F-6

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED BALANCE SHEETS

	March 31,
in millions, except number of shares	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,498	$1,070
Accounts receivable, net
—third parties (net of allowance for credit losses of $5 and $6 as of March 31, 2023, and March 31, 2022, respectively)	1,751	2,590
—related parties	156	222
Inventories	2,729	3,038
Prepaid expenses and other current assets	178	195
Fair value of derivative instruments	145	377
Assets held for sale	3	5
Current assets of discontinued operations	—	6

Total current assets	6,460	7,503
Property, plant and equipment, net	4,900	4,624
Goodwill	1,076	1,081
Intangible assets, net	589	623
Investment in and advances to non–consolidated affiliates	877	832
Deferred income tax assets	166	158
Other long–term assets
—third parties	293	274
—related parties	3	1

Total assets	$14,364	$15,096

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long–term debt	$88	$26
Short–term borrowings	671	529
Accounts payable
—third parties	3,100	3,869
—related parties	277	320
Fair value of derivative instruments	130	959
Accrued expenses and other current liabilities	633	774
Current liabilities of discontinued operations	—	21

Total current liabilities	4,899	6,498
Long–term debt, net of current portion	4,881	4,967
Deferred income tax liabilities	288	158
Accrued postretirement benefits	554	669
Other long–term liabilities	288	295

Total liabilities	10,910	12,587

Commitments and contingencies
Shareholder’s equity:
Common stock, no par value; Unlimited number of shares authorized; 1,000 shares issued and outstanding as of March 31, 2023 and March 31, 2022	—	—
Additional paid–in capital	1,208	1,308
Retained earnings	2,472	1,814
Accumulated other comprehensive loss	(238)	(620)

Total equity of our common shareholder	3,442	2,502
Noncontrolling interests	12	7

Total equity	3,454	2,509

Total liabilities and equity	$14,364	$15,096

See accompanying notes to the consolidated financial statements. Refer to Note 9—Consolidation for information on our consolidated VIE.

F-7

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net income	$657	$955	$237
Other comprehensive income (loss):
Currency translation adjustment	(127)	(71)	214
Net change in fair value of effective portion of cash flow hedges	580	(402)	(144)
Net change in pension and other benefits	119	193	243

Other comprehensive income (loss) before income tax effect	572	(280)	313
Income tax provision (benefit) related to items of other comprehensive income	184	(48)	25

Other comprehensive income (loss), net of tax	388	(232)	288

Comprehensive income	1,045	723	525

Comprehensive income attributable to noncontrolling interest, net of tax	5	23	35

Comprehensive income attributable to our common shareholder	$1,040	$700	$490

See accompanying notes to the consolidated financial statements.

F-8

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
OPERATING ACTIVITIES
Net income	$657	$955	$237
Net loss from discontinued operations	(2)	(63)	(221)

Net income from continuing operations	$659	$1,018	$458
Adjustments to determine net cash provided by operating activities:
Depreciation and amortization	$540	$550	$543
(Gain) loss on unrealized derivatives and other realized derivatives in investing activities, net	(28)	79	1
Gain on sale of business	—	(15)	—
Loss on sale of assets, net	1	8	1
Impairment charges	23	—	1
Loss on extinguishment of debt	—	64	14
Deferred income taxes	(45)	27	49
Equity in net income of non-consolidated affiliates	(16)	(8)	(1)
Gain on foreign exchange remeasurement of debt	(4)	(10)	(3)
Amortization of debt issuance costs and carrying value adjustments	16	18	28
Other, net	(2)	4	—
Changes in assets and liabilities including assets and liabilities held for sale (net of effects of the acquisition and divestitures):
Accounts receivable	783	(1,030)	(323)
Inventories	235	(1,184)	(94)
Accounts payable	(759)	1,540	569
Other assets	3	(6)	91
Other liabilities	(186)	77	(125)

Net cash provided by operating activities—continuing operations	1,220	1,132	1,209

Net cash (used in) provided by operating activities—discontinued operations	(12)	11	(82)

Net cash provided by operating activities	$1,208	$1,143	$1,127

INVESTING ACTIVITIES
Capital expenditures	$(786)	$(446)	$(485)
Acquisition of business and other investments, net of cash and restricted cash acquired	(7)	—	(2,614)
Proceeds from sales of assets, third party, net of transaction fees	6	1	4
Proceeds from the sale of a business	3	9	—
(Outflows) proceeds from investment in and advances to non-consolidated affiliates, net	(17)	—	9
Proceeds (outflows) from settlement of derivative instruments, net	7	(53)	(5)
Other	19	16	12

Net cash used in investing activities—continuing operations	(775)	(473)	(3,079)

Net cash provided by investing activities—discontinued operations	—	—	357

Net cash used in investing activities	$(775)	$(473)	$(2,722)

F-9

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
FINANCING ACTIVITIES
Proceeds from issuance of long-term and short-term borrowings	$50	$1,985	$3,042
Principal payments of long-term and short-term borrowings	(390)	(2,406)	(2,301)
Revolving credit facilities and other, net	471	(69)	(506)
Debt issuance costs	(7)	(25)	(44)
Contingent consideration paid in acquisition of business	—	—	(9)
Return of capital to our common shareholder	(100)	(100)	—

Net cash provided by (used in) financing activities—continuing operations	24	(615)	182

Net cash used in financing activities—discontinued operations	—	—	(2)

Net cash provided by (used in) financing activities	$24	$(615)	$180

Net increase (decrease) in cash and cash equivalents and restricted cash	$457	$55	$(1,415)
Effect of exchange rate changes on cash	(30)	2	40
Cash, cash equivalents and restricted cash—beginning of period	1,084	1,027	2,402

Cash, cash equivalents and restricted cash—end of period	$1,511	$1,084	$1,027

Cash and cash equivalents	$1,498	$1,070	$998
Restricted cash (included in other long–term assets)	13	14	15
Restricted cash (included in prepaid expenses and other current assets)	—	—	14

Cash, cash equivalents and restricted cash—end of period	$1,511	$1,084	$1,027

Supplemental Disclosures:
Interest paid	$258	$210	$240
Income taxes paid	184	251	169
Accrued capital expenditures as of March 31	171	84	77

See accompanying notes to the consolidated financial statements.

F-10

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

	Equity of our Common Shareholder
	Common Stock
in millions, except number of shares	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
Balance as of March 31, 2020	1,000	$—	$1,408	$624	$ (620)	$ (51)	$1,361
Net income attributable to our common shareholder	—	—	—	236	—	—	236
Net income attributable to noncontrolling interests	—	—	—	—	—	1	1
Currency translation adjustment, included in other comprehensive income (loss)	—	—	—	—	214	—	214
Change in fair value of effective portion of hedges, net of tax benefit of $37, included in other comprehensive income (loss)	—	—	—	—	(107)	—	(107)
Change in pension and other benefits, net of tax provision of $62, included in other comprehensive income (loss)	—	—	—	—	147	34	181

Balance as of March 31, 2021	1,000	—	1,408	860	(366)	(16)	1,886
Net income attributable to our common shareholder	—	—	—	954	—	—	954
Net income attributable to noncontrolling interests	—	—	—	—	—	1	1
Currency translation adjustment, included in other comprehensive income (loss)	—	—	—	—	(71)	—	(71)
Change in fair value of effective portion of cash flow hedges, net of tax benefit of $100, included in other comprehensive income (loss)	—	—	—	—	(302)	—	(302)
Change in pension and other benefits, net of tax provision of $52, included in other comprehensive income (loss)	—	—	—	—	119	22	141
Return of capital to our common shareholder			(100)				(100)

Balance as of March 31, 2022	1,000	—	1,308	1,814	(620)	7	2,509
Net income attributable to our common shareholder	—	—	—	658	—	—	658
Net income attributable to noncontrolling interests	—	—	—	—	—	(1)	(1)
Currency translation adjustment, included in other comprehensive income (loss)	—	—	—	—	(127)	—	(127)
Change in fair value of effective portion of cash flow hedges, net of tax provision of $150, included in other comprehensive income (loss)	—	—	—	—	430	—	430
Change in pension and other benefits, net of tax provision of $34, included in other comprehensive income (loss)	—	—	—	—	79	6	85
Return of capital to our common shareholder	—	—	(100)	—	—	—	(100)

Balance as of March 31, 2023	1,000	$—	$1,208	$2,472	$(238)	$12	$3,454

See accompanying notes to the consolidated financial statements.

F-11

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In this Form 10-K, references herein to “Novelis,” the “Company,” “we,” “our,” or “us” refer to Novelis Inc. and its subsidiaries unless the context specifically indicates otherwise. References herein to “Hindalco” refer to Hindalco Industries Limited. Hindalco acquired Novelis in May 2007. Effective September 1, 2022, Novelis Inc. and AV Metals, Inc. (which, prior to such date, was our sole shareholder and a wholly owned subsidiary of AV Minerals (Netherlands) N.V.) completed a plan of arrangement, pursuant to which AV Metals, Inc. merged with and into Novelis Inc., with Novelis Inc. surviving the merger. As of the effectiveness of the plan of arrangement, all of the outstanding shares of Novelis are owned directly by AV Minerals (Netherlands) N.V. and indirectly by Hindalco. Prior to the effectiveness of the plan of arrangement, AV Metals, Inc. was a holding company, with its assets being comprised solely of its investment in Novelis, and without any operations. The plan of arrangement was a combination of entities under common control and resulted in a change in the reporting entity. The opening balance of additional paid-in capital has been increased and that of retained earnings reduced by $4 million in the earliest period presented. Unless otherwise specified, the period referenced is the current fiscal year.

All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kt is 1,000 metric tonnes.

Organization and Description of Business

We produce aluminum sheet and light gauge products for use in the packaging market, which includes beverage and food can and foil products, as well as for use in the automotive, transportation, aerospace, electronics, architectural, and industrial product markets. As of March 31, 2023, we had manufacturing operations in nine countries on four continents: North America, South America, Asia, and Europe, through 33 operating facilities, which may include any combination of hot or cold rolling, finishing, casting, or recycling capabilities. We have recycling operations in 15 of our operating facilities to recycle post-consumer aluminum, such as used-beverage cans, and post-industrial aluminum, such as class scrap.

Consolidation Policy

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and entities in which we have a controlling financial interest or are deemed to be the primary beneficiary. We eliminate intercompany accounts and transactions from our consolidated financial statements.

We use the equity method to account for our investments in entities that we do not control but have the ability to exercise significant influence over operating and financial policies. Consolidated net income attributable to our common shareholder includes our share of net income (loss) of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities, compared to a two-line presentation of investment in and advances to non–consolidated affiliates and equity in net income of non-consolidated affiliates.

Use of Estimates and Assumptions

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. The principal areas of judgment relate

F-12

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to (1) impairment of goodwill; (2) actuarial assumptions related to pension and other postretirement benefit plans; (3) tax uncertainties and valuation allowances; and (4) assessment of loss contingencies, including environmental and litigation liabilities. Future events and their effects cannot be predicted with certainty, and accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements may change as new events occur, more experience is acquired, additional information is obtained, and our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Actual results could differ from the estimates we have used.

For more information regarding our use of estimates in the determination of fair values of assets acquired and liabilities assumed in the acquisition of Aleris, see Note 2—Business Combination.

Risks and Uncertainties

We are exposed to a number of risks in the normal course of our business that could potentially affect our financial position, results of operations, and cash flows.

Risks & Uncertainties resulting from Inflation, COVID-19, and Geopolitical Instability

Fiscal 2023 was marked by global economic uncertainty, capital markets disruption, and supply chain interruptions, which have been impacted by inflationary cost pressures, ongoing recovery from the COVID-19 pandemic, and geopolitical instability due to the military conflict between Russia and Ukraine. We have experienced increased inflationary cost pressures in fiscal 2023 resulting from global supply chain disruptions impacting the availability and price of materials and services including energy, freight, coatings, and alloys, such as magnesium. Geopolitical instability exacerbated inflationary cost pressures, which are expected to continue for the foreseeable future. We have not experienced significant direct impacts from the Russia-Ukraine conflict, as we do not have operations nor significant sales in either Russia or Ukraine. However, we have experienced indirect impacts, as the conflict has driven up energy prices globally, beginning in the fourth quarter of fiscal 2022, and we expect these costs will remain elevated until energy prices stabilize. To date, our operations have not been materially impacted by labor shortages, and we remain able to procure the necessary raw materials, parts, and equipment due to our diverse, global supplier network.

While much of our customer demand and shipments have recovered in the majority of our end markets from the impact of the COVID-19 pandemic, we cannot predict the overall extent of the impact of any resurgence of COVID-19, its variants or any future pandemic on our operating results, cash flows, liquidity, and financial condition, which will depend on certain developments, including the duration and spread of such outbreak and its impact on our customers, employees, suppliers, and other partners.

We believe we are positioned to maintain production levels necessary to service our customers in the near term. However, we cannot predict how long energy and other operating input prices will remain inflated, supply chains will continue to experience disruptions, or potential future financial impacts. We have been able to mitigate a portion of the higher inflationary cost impact through a combination of hedging, passing through a portion of higher costs to customers, favorable pricing environments, and increased recycled inputs. There is no assurance that we will continue to be able to mitigate these higher costs in the future.

The overall extent of the impact of these factors on our operating results, cash flows, liquidity, and financial condition will depend on certain developments, including the duration of the current inflationary environment, supply chain disruptions, end market demand, and the Russia-Ukraine conflict. Although we have made our best estimates based on the current information, the effects of these factors on our business may result in future

F-13

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

changes to our estimates and assumptions based on their duration. Actual results could materially differ from the estimates and assumptions developed by management. If so, we may be subject to future impairment charges as well as changes to recorded reserves and valuations.

Laws and regulations

We operate in an industry that is subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions; wastewater discharges; the handling, storage, and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Some environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, and comparable state laws impose joint and several liability for the cost of environmental remediation, natural resource damages, third-party claims, and other expenses, without regard to the fault or the legality of the original conduct.

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third-party locations, and past activities. In certain instances, these costs and liabilities, as well as related actions to be taken by us, could be accelerated or increased if we were to close, divest of, or change the principal use of certain facilities with respect to which we may have environmental liabilities or remediation obligations. Currently, we are involved in a number of compliance efforts, remediation activities, and legal proceedings concerning environmental matters, including certain activities and proceedings arising under U.S. Superfund and comparable laws in other jurisdictions where we have operations.

We have established liabilities for environmental remediation where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these liabilities may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not been previously established, and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital expenditures, any of which could have a material adverse effect on our financial position, results of operations, or cash flows. Furthermore, the failure to comply with our obligations under applicable environmental, health and safety laws and regulations could subject us to administrative, civil, or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell a property, receive full value for a property, or use a property as collateral for a loan.

Some of our current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Environmental laws typically provide for participation in permitting decisions, site remediation decisions and other matters. Concern about environmental justice issues may affect our operations. Should such community objections be presented to government officials, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect our ability to expand or enter into new operations in such location or elsewhere and may also have an effect on the cost of our environmental remediation projects.

F-14

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We use a variety of hazardous materials and chemicals in our rolling processes and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. Certain of our current and former facilities incorporated asbestos-containing materials, a hazardous substance that has been the subject of health-related claims for occupation exposure. In addition, although we have developed environmental, health and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we are currently, and in the future may be, involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances at our current or former facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our financial position, results of operations, and cash flows could be adversely affected.

Materials and labor

In the aluminum rolled products industry, our raw materials are subject to continuous price volatility. We may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of higher raw material costs through productivity improvements, which may cause our profitability to decline. In addition, there is a potential time lag between changes in prices under our purchase contracts and the point when we can implement a corresponding change under our sales contracts with our customers. As a result, we could be exposed to fluctuations in raw materials prices which could have a material adverse effect on our financial position, results of operations, and cash flows. Significant price increases may result in our customers substituting other materials, such as plastic or glass, for aluminum or switching to another aluminum rolled products producer, which could have a material adverse effect on our financial position, results of operations, and cash flows.

We consume substantial amounts of energy in our rolling operations and our cast house operations. The factors that affect our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially adversely affect our energy position including, but not limited to increases in the cost of natural gas; increases in the cost of supplied electricity or fuel oil related to transportation; interruptions in energy supply due to equipment failure or other causes; and the inability to extend energy supply contracts upon expiration on favorable terms. A significant increase in energy costs or disruption of energy supplies or supply arrangements could have a material adverse effect on our financial position, results of operations, and cash flows.

A substantial portion of our employees are represented by labor unions under a large number of collective bargaining agreements with varying durations and expiration dates. Although we have not experienced a material impact to our operations from a strike or work stoppage in recent years, we may not be successful in preventing such an event from occurring in the future at one or more of our manufacturing facilities. In addition, we may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. Any work stoppages or material changes in the terms of our labor agreements could have an adverse impact on our financial condition.

Geographic markets

We are, and will continue to be, subject to financial, political, economic, and business risks in connection with our global operations. We have made investments and carry on production activities in various emerging markets, including China, Brazil, and South Korea, and we market our products in these countries, as well as certain other countries in Asia, Africa, and the Middle East. While we anticipate higher growth or attractive production opportunities from these emerging markets, they also present a higher degree of risk than more

F-15

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal and regulatory systems may be less developed and predictable, and the possibility of various types of adverse governmental action may be more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest, and labor problems could affect our revenues, expenses, and results of operations. Our operations could also be adversely affected by acts of war (including the Russia-Ukraine conflict), terrorism, or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation, changes in fiscal regimes, and increased government regulation in the countries in which we operate or service customers. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial position, results of operations, and cash flows.

Other risks and uncertainties

In addition, refer to Note 17—Financial Instruments and Commodity Contracts, Note 19—Fair Value Measurements, and Note 22—Commitments and Contingencies for a discussion of financial instruments and commitments and contingencies.

Net Sales

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers.

The Company’s contracts with customers consist of purchase orders with standard terms and conditions. These contracts typically consist of the manufacture of products, which represent single performance obligations that are satisfied upon transfer of control of the product to the customer at a point in time. Transfer of control is assessed based on alternative use of the products we produce and our enforceable right to payment for performance to date under the contract terms. Transfer of control and revenue recognition generally occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable shipping terms. The shipping terms vary across all businesses and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel). The length of payment terms can vary per contract, but none extend beyond one year. Revenue is recognized net of any volume rebates or other incentives.

Occasionally we receive advance payments to secure product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as our performance obligations are satisfied throughout the term of the applicable contract.

Certain of our contracts contain take-or-pay clauses which allow us to recover an agreed upon penalty if a buyer does not purchase contractual minimums as defined in the underlying contract within a set timeframe, which is generally within one year. Additionally, certain of our contracts may contain incentive payments to our customers that are deferred and amortized as a reduction to the amount of revenue recorded on a straight-line basis over the term of these contracts. During fiscal 2023 and fiscal 2021, we recognized $37 million and $38 million, respectively, in net sales associated with these customer contractual obligations. During fiscal 2022, amounts recognized in net sales associated with these customer contractual obligations were not material.

We disaggregate revenue from contracts with customers on a geographic basis. This disaggregation also achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of net sales and cash flows are affected by economic factors. We manage our activities on the basis of geographical regions and are organized under four operating segments: North America, South America, Asia, and Europe. See Note 23—Segment, Geographical Area, Major Customer and Major Supplier Information for further information about our segment revenue.

F-16

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost of Goods Sold (Exclusive of Depreciation and Amortization)

Cost of goods sold (exclusive of depreciation and amortization) includes all costs associated with inventories, including the procurement of materials, the costs to convert such materials into finished products, and the costs of warehousing and distributing finished goods to customers. Material procurement costs include inbound freight charges as well as purchasing, receiving, inspection, and storage costs. Conversion costs include the costs of direct production inputs such as labor and energy, as well as allocated overheads from indirect production centers and plant administrative support areas. Warehousing and distribution costs include inside and outside storage costs, outbound freight charges, and the costs of internal transfers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling, marketing, and advertising expenses; salaries, travel, and office expenses of administrative employees and contractors; legal and professional fees; software license fees; the provision for credit losses; and factoring expenses.

Research and Development Expenses

We incur costs in connection with R&D programs that are expected to contribute to future earnings and charge such costs against income as incurred. Research and development expenses consist primarily of salaries and administrative costs.

Restructuring Activities

Restructuring charges, which are recorded within restructuring and impairment, net on our consolidated statements of operations, include employee severance and benefit costs, impairments of certain assets, and other costs associated with exit activities. Restructuring costs are determined based on estimates, which are prepared at the time the restructuring actions were approved by management and are periodically reviewed and updated for changes in estimates. We apply the provisions of ASC 420, Exit or Disposal Cost Obligations (“ASC 420”) and ASC 712, Compensation — Nonretirement Postemployment Benefits (“ASC 712”). Severance and benefit costs related to restructuring activities are accounted for under ASC 420 and/or ASC 712 and are recognized when management with the proper level of authority has committed to a restructuring plan and communicated those actions to employees. Impairment losses are based upon the estimated fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. Other exit costs include environmental remediation costs and contract termination costs, primarily related to equipment and facility lease obligations. At each reporting date, we evaluate the accruals for restructuring costs to ensure the accruals are still appropriate. See Note 4—Restructuring and Impairment for further discussion.

Business Acquisition and Other Related Costs

Business acquisition and other related costs includes costs associated with the acquisition of Aleris, including legal and professional fees associated with the transaction. See Note 2—Business Combination for further details about the transaction.

Cash and Cash Equivalents

Cash and cash equivalents includes investments that are highly liquid and have maturities of three months or less when purchased. The carrying values of cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

F-17

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We maintain amounts on deposit with various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the creditworthiness of those institutions, and we have not experienced any losses on such deposits.

Restricted Cash

Restricted cash primarily relates to cash deposits for employee benefits and is disclosed on the consolidated statement of cash flows. Restricted cash is included in prepaid expenses and other current assets and other long–term assets on the consolidated balance sheets.

Accounts Receivable, Net

Our accounts receivable are geographically dispersed. We do not obtain collateral relating to our accounts receivable. We do not believe there are any significant concentrations of revenues from any particular customer or group of customers that would subject us to any significant credit risks in the collection of our accounts receivable. We report accounts receivable at the estimated net realizable amount we expect to collect from our customers.

Additions to the allowance for credit losses are made by means of the provision for credit losses. We write-off uncollectible accounts receivable against the allowance for credit losses after exhausting collection efforts. For each of the periods presented, we performed an analysis of our historical cash collection patterns and considered the impact of any known material events in determining the allowance for credit losses. See Note 5—Accounts Receivable for further information.

Inventories

We carry our inventories at the lower of their cost or net realizable value, reduced by obsolete and excess inventory. We use the average cost method to determine cost. Included in inventories are stores inventories, which are carried at average cost. See Note 6—Inventories for further discussion.

Derivative Instruments

We hold derivatives for risk management purposes rather than for trading. We use derivatives to mitigate uncertainty and volatility caused by underlying exposures to metal prices, foreign exchange rates, and energy prices. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

We may be exposed to losses in the future if counterparties to our derivative contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Additionally, we enter into master netting agreements with contractual provisions that allow for netting of counterparty positions in case of default, and we do not face credit contingent provisions that would result in the posting of collateral.

In accordance with ASC 815, Derivatives and Hedging, for cash flow hedges we recognize and defer the entire periodic change in the fair value of the hedging instrument in other comprehensive income (loss). The amounts recorded in other comprehensive income (loss) are subsequently reclassified to earnings in the same line item impacted by the hedged item when the hedged item affects earnings.

For derivatives designated as cash flow hedges or net investment hedges, we assess hedge effectiveness by formally evaluating the high correlation of the expected future cash flows of the hedged item and the derivative

F-18

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

hedging instrument. The entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is included in other comprehensive income (loss) and reclassified to earnings in the period in which earnings are impacted by the hedged items or in the period that the transaction becomes probable of not occurring. Gains or losses representing reclassifications of other comprehensive income (loss) to earnings are recognized in the same line item that is impacted by the underlying exposure. We exclude the time value component of foreign currency and aluminum price risk hedges when measuring and assessing effectiveness to align our accounting policy with risk management objectives when it is necessary. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will no longer be designated as a cash flow hedge and future gains or losses on the derivative will be recognized in other expenses (income), net.

For derivatives designated as fair value hedges, we assess hedge effectiveness by formally evaluating the high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. The changes in the fair values of the underlying hedged items are reported in prepaid expenses and other current assets, other long–term assets, accrued expenses and other current liabilities, and other long–term liabilities in the consolidated balance sheets. Changes in the fair values of these derivatives and underlying hedged items generally offset, and the entire change in the fair value of derivatives is recorded in the consolidated statement of operations line item consistent with the underlying hedged item.

If no hedging relationship is designated, gains or losses are recognized in other expenses (income), net in our consolidated statements of operations.

Consistent with the cash flows from the underlying risk exposure, we classify cash settlement amounts associated with designated derivatives as part of either operating or investing activities in the consolidated statements of cash flows. If no hedging relationship is designated, we classify cash settlement amounts as part of investing activities in the consolidated statement of cash flows.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (“spot”) and forward market prices for commodity and foreign exchange rates. See Note 17—Financial Instruments and Commodity Contracts and Note 19—Fair Value Measurements for additional discussion related to derivative instruments.

Property, Plant and Equipment

We record land, buildings, leasehold improvements, and machinery and equipment at cost. We record assets under finance lease obligations at the lower of their fair value or the present value of the aggregate future minimum lease payments as of the beginning of the lease term. We generally depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or the lease term, excluding any lease renewals, unless the lease renewals are reasonably certain. See Note 7—Property, Plant and Equipment for further discussion. We assign useful lives to and depreciate major components of our property, plant and equipment.

The ranges of estimated useful lives follow.

Range in Years
Buildings	30 to 40
Leasehold improvements	7 to 20
Machinery and equipment	2 to 25
Furniture, fixtures and equipment	3 to 10
Equipment under finance lease obligations	5 to 15

F-19

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Most of our large scale machinery, including hot mills, cold mills, continuous casting mills, furnaces, and finishing mills have useful lives of 15 to 25 years. Supporting machinery and equipment, including automation and work rolls, have useful lives of 2 to 15 years.

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life of an asset. We also capitalize construction costs and interest incurred while major construction and development projects are in progress. These amounts are capitalized as construction in progress within property, plant and equipment until the asset is placed into service. Once placed into service, the asset, including the associated capitalized interest, is reclassified from construction in progress to the appropriate property, plant and equipment component and depreciation commences.

We retain fully depreciated assets in property and accumulated depreciation accounts until they are removed from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, after consideration of any proceeds, is included as a gain or loss in other expenses (income), net or gain on assets held for sale in our consolidated statements of operations.

We account for operating leases under the provisions of ASC 842, Leases. This pronouncement requires us to recognize escalating rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill

We test for impairment at least annually as of the last day of each fiscal year, unless a triggering event occurs that would require an interim impairment assessment. We do not aggregate components of operating segments to arrive at our reporting units and, as such, our reporting units are the same as our operating segments.

In performing our goodwill impairment test, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If we perform a qualitative assessment and determine that an impairment is more likely than not, then we perform the one-step quantitative impairment test, otherwise no further analysis is required. We also may elect not to perform the qualitative assessment and, instead, proceed directly to the one-step quantitative impairment test. The ultimate outcome of the goodwill impairment assessment will be the same whether we choose to perform the qualitative assessment or proceed directly to the one-step quantitative impairment test.

No goodwill impairment was identified for fiscal 2023, fiscal 2022, or fiscal 2021. See Note 8—Goodwill and Intangible Assets for further discussion.

We use the present value of estimated future cash flows to establish the estimated fair value of our reporting units as of the testing date. This approach includes many assumptions related to long-term growth rate, discount factors, and tax rates, among other considerations. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. Additionally, we use the market approach to corroborate the estimated fair value. If the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value, we would recognize an impairment charge in an amount equal to that excess in our consolidated statements of operations. During our analysis for fiscal 2023, fiscal 2022, and fiscal 2021, the estimated fair value of each of our reporting units exceeded the carrying amount of the reporting unit’s goodwill.

F-20

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

Long-Lived Assets and Other Intangible Assets

We amortize the cost of intangible assets over their respective estimated useful lives to their estimated residual value. See Note 8—Goodwill and Intangible Assets for further discussion.

We assess the recoverability of long-lived assets (excluding goodwill) and finite-lived intangible assets, whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset (groups) to the expected, undiscounted future net cash flows to be generated by that asset (groups), or, for identifiable intangible assets, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets is based on the present value of estimated future cash flows. We measure the amount of impairment of other long-lived assets and intangible assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair value of the asset, which is generally determined as the present value of estimated future cash flows or as the appraised value. Impairments of long-lived assets and intangible assets are included in restructuring and impairment, net in the consolidated statement of operations. See Note 4—Restructuring and Impairment for further discussions.

Assets and Liabilities Held for Sale

We classify long-lived assets (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups); an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset (disposal group) beyond one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset (disposal group) that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset (disposal group) until the date of sale. We assess the fair value of a long-lived asset (disposal group) less any costs to sell each reporting period it remains classified as held for sale and report any reduction in fair value as an adjustment to the carrying value of the asset (disposal group). Upon being classified as held for sale we cease depreciation. We continue to depreciate long-lived assets to be disposed of other than by sale.

Upon determining that a long-lived asset (disposal group) meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group in our consolidated balance sheets as assets held for sale and liabilities held for sale, respectively.

Investment in and Advances to Non-Consolidated Affiliates

We assess the potential for other-than-temporary impairment of our equity method investments when impairment indicators are identified. We consider all available information, including the recoverability of the investment,

F-21

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including the present value of estimated future cash flows, estimates of sales proceeds, and external appraisals. If an investment is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down. See Note 10—Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further discussion.

Financing Costs

We amortize financing costs and premiums, and accrete discounts, over the remaining life of the related debt using the effective interest amortization method, unless the impact of utilizing the straight-line method results in an immaterial difference. The expense is included in interest expense and amortization of debt issuance costs in our consolidated statements of operations. We record discounts and unamortized financing costs as a direct deduction from, or premiums as a direct addition to, the face amount of the financing.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 also applies to measurements under other accounting pronouncements, such as ASC 825, Financial Instruments (“ASC 825”) that require or permit fair value measurements. ASC 825 requires disclosures of the fair value of financial instruments. Our financial instruments include: cash and cash equivalents; certificates of deposit; accounts receivable; accounts payable; foreign currency, energy derivative instruments; cross-currency swaps; metal option and forward contracts; share-based compensation; related party notes receivables and payables; letters of credit; short-term borrowings; and long-term debt.

The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and current related party notes receivable and payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our short-term borrowings and long-term debt based on various factors including maturity schedules, call features and current market rates. We also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of our share-based compensation liabilities, short-term borrowings and long-term debt. When quoted market prices are not available for various types of financial instruments (such as currency, energy and interest rate derivative instruments, swaps, options, and forward contracts), we use standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows. See Note 19—Fair Value Measurements for further discussion.

Pensions and Postretirement Benefits

Our pension obligations relate to funded defined benefit pension plans in the U.S., Canada, Switzerland, and the U.K.; unfunded pension plans in the U.S., Canada, and Germany; unfunded lump sum indemnities in France and Italy; and partially funded lump sum indemnities in South Korea. Our other postretirement obligations include unfunded health care and life insurance benefits provided to retired employees in Canada, the U.S., and Brazil.

We account for our pensions and other postretirement benefits in accordance with ASC 715, Compensation—Retirement Benefits (“ASC 715”). We recognize the funded status of our benefit plans as a net asset or liability, with an offsetting adjustment to accumulated other comprehensive loss in shareholder’s equity. The funded status is calculated as the difference between the fair value of plan assets and the benefit obligation. For fiscal 2023 and fiscal 2022, we used March 31 as the measurement date.

F-22

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We use standard actuarial methods and assumptions to account for our pension and other postretirement benefit plans. Pension and postretirement benefit obligations are actuarially calculated using management’s best estimates of the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions related to the employee workforce (compensation increases, health care cost trend rates, expected service period, retirement age, and mortality). Pension and postretirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments, curtailments, and settlements. Net actuarial gains and losses are amortized over periods of 15 years or less, which represent the group’s average future service life of the employees or the group’s average life expectancy. See Note 15—Postretirement Benefit Plans for further discussion.

Noncontrolling Interests in Consolidated Affiliates

These financial statements reflect the application of ASC 810, Consolidations, which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within shareholder’s (deficit) equity, but separate from the parent’s (deficit) equity; (ii) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

Our consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates that we control or for which we are the primary beneficiary. We record a noncontrolling interest for the allocable portion of income or loss and comprehensive income or loss to which the noncontrolling interest holders are entitled based upon their ownership share of the affiliate. Distributions made to the holders of noncontrolling interests are charged to the respective noncontrolling interest balance.

Losses attributable to the noncontrolling interest in an affiliate may exceed our interest in the affiliate’s equity. The excess and any further losses attributable to the noncontrolling interest shall be attributed to those interests. The noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Environmental Liabilities

We record accruals for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. We adjust these accruals periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are stated at undiscounted amounts. Environmental liabilities are included in our consolidated balance sheets in accrued expenses and other current liabilities and other long–term liabilities, depending on their short-or long-term nature. Any receivables for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in prepaid expenses and other current assets on our consolidated balance sheets.

Costs related to environmental matters are charged to expense. Estimated future incremental operations, maintenance, and management costs directly related to remediation are accrued in the period in which such costs are determined to be probable and estimable. See Note 22—Commitments and Contingencies for further discussion.

F-23

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Litigation Contingencies

We accrue for loss contingencies associated with outstanding litigation, claims, and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. We expense professional fees associated with litigation claims and assessments as incurred. See Note 22—Commitments and Contingencies for further discussion.

Income Taxes

We account for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under ASC 740, Income Taxes (“ASC 740”), a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient taxable income through various sources.

We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more than likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, the statute of limitation has expired or the appropriate taxing authority has completed their examination. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. See Note 21—Income Taxes for further discussion.

Share-Based Compensation

In accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”), we recognize compensation expense for a share-based award over an employee’s requisite service period based on the award’s grant date fair value, subject to adjustment. Our share-based awards are settled in cash and are accounted for as liability-based awards. As such, liabilities for awards under these plans are required to be measured at fair value at each reporting date until the date of settlement. See Note 14—Share-Based Compensation for further discussion.

Foreign Currency Translation

The assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located in Europe and Asia), are translated to U.S. dollars at the period end exchange rates, and revenues and expenses are translated at average exchange rates for the period. Differences arising from this translation are included in the currency translation adjustment component of accumulated other comprehensive loss and noncontrolling interests, both of which are on our consolidated balance sheets. If there is a planned or completed sale or liquidation of our ownership in a foreign operation, the relevant currency translation adjustment is recognized in our consolidated statement of operations.

For all operations, the monetary items denominated in currencies other than the functional currency are remeasured at period-end exchange rates, and transaction gains and losses are included in other expenses (income), net in our consolidated statements of operations. Non-monetary items are remeasured at historical rates.

Business Combinations

Occasionally, we may enter into business combinations. In accordance with ASC 805, Business Combinations (“ASC 805”), we generally recognize the identifiable assets acquired, the liabilities assumed, and any

F-24

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration, and contingencies. Significant estimates and assumptions include subjective and/or complex judgements regarding items such as discount rate, revenue growth rates, projected EBITDA margins, customer attrition rates, economic lives, and other factors, which are used to derive the estimated future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets, and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased or the acquired asset could be impaired. See Note 2. Business Combination for further discussion.

Recently Adopted Accounting Standards

We did not adopt any new accounting pronouncements during fiscal 2023, fiscal 2022, or fiscal 2021 that had a material impact on our consolidated financial condition, results of operations, or cash flows.

Recently Issued Accounting Standards (Not Yet Adopted)

In September 2022, the Financial Accounting Standards Board (FASB) issued ASU 2022-04, Liabilities—Supplier Finance Programs (Topic 405-50)—Disclosure of Supplier Finance Program Obligations. This ASU requires quantitative and qualitative disclosures about the key terms of supplier finance programs, an annual rollforward of obligations to finance providers, and interim disclosure of obligations as of each reporting period presented. This ASU is effective for all entities for fiscal years beginning after December 15, 2022, on a retrospective basis, including interim periods within those fiscal years, except for the requirement to disclose rollforward information, which is effective prospectively for fiscal years beginning after December 15, 2023. Early adoption is permitted. We are currently reviewing the provisions of this ASU but do not expect this guidance will have a material impact on our consolidated financial condition.

There are no other recent accounting pronouncements pending adoption that we expect will have a material impact on our consolidated financial condition, results of operations, or cash flows.

2. BUSINESS COMBINATION

On April 14, 2020, Novelis completed its acquisition of 100% of the issued and outstanding shares of Aleris, a global supplier of rolled aluminum products, pursuant to an Agreement and Plan of Merger, dated as of July 26, 2018 (the “Merger Agreement”). The closing purchase price of $2.8 billion consisted of $775 million less transaction costs for the equity value, as well as approximately $2.0 billion for the extinguishment of Aleris’ current outstanding debt and a $50 million earn-out payment. The $775 million base equity payment was reduced

F-25

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

by $64 million of Aleris transaction costs, resulting in $711 million of cash for equity consideration. As a result, the acquisition increases the Company’s footprint as an aluminum rolled products manufacturer by expanding the portfolio of services provided to its customers. Refer to Note 3—Discontinued Operations for more details on the Duffel and Lewisport divestitures required as a condition of the acquisition. As a condition to the sale of the Duffel plant, we were required by the European Commission to make a payment of €55 million (approximately $60 million at the date of acquisition) to support capital improvements at the Duffel plant upon sale.

The final calculation of merger consideration paid to Aleris follows.

in millions	Amount
Cash for equity consideration(1)	$711
Repayment of Aleris’ debt (including prepayment penalties and accrued interest)(2)	1,954
Earn-out consideration(3)	50
Payment associated with Duffel capital expenditures(4)	60

Fair value of merger consideration	$2,775

(1)

Under the terms of the Merger Agreement, this represents the cash consideration, which is the base consideration for the settlement of all shares of common stock outstanding, including shares issued in connection with the conversion of the 6% Senior Subordinated Exchangeable Notes due 2020 issued by Aleris International, Inc. into Aleris common shares, and the settlement of stock options and restricted stock units, less transaction costs of $64 million. The transaction costs are removed from the base consideration as these costs were incurred by Aleris prior to the closing date and were not reimbursed by Novelis. Additionally, under the terms of the Merger Agreement, there is a €8 million (approximately $9 million at the date of acquisition) German tax indemnification included in the cash for equity consideration that will be payable to the selling shareholders upon the condition that the existing Aleris German tax receivable is received from the German tax authorities. During the third quarter of fiscal 2021, Novelis settled this payable with the selling shareholders.

(2)

On the closing date, all of the outstanding historical debt of Aleris, except for certain non-recourse multi-currency secured term loan facilities (collectively, the “Zhenjiang Term Loans”), was repaid in connection with the merger. In addition, prepayment penalties and accrued interest of approximately $12 million and $16 million, respectively, associated with the Aleris debt were paid in connection with such repayment.

(3)

Under the terms of the Merger Agreement, this represents the fair value of the earn-out consideration which was based upon Aleris meeting specified commercial margin targets. On the closing date, Aleris had met all of the specified targets in the Merger Agreement and the selling shareholders received the $50 million cash payment.

(4)

In connection with obtaining the regulatory antitrust approvals, the European Commission required Novelis to pay the buyer of Duffel an additional €55 million (approximately $60 million at the date of acquisition) to fund capital expenditures that would be required so that Duffel can operate as a standalone business. This amount was paid on September 30, 2020 and is included in acquisition of business and other investments, net of cash and restricted cash acquired in the consolidated statement of cash flows for fiscal 2021.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805. The purchase price was allocated to the assets acquired and liabilities assumed based on the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Goodwill is primarily attributed to synergies from future expected economic benefits, including enhanced revenue growth from expanded capabilities and geographic presence, as well as cost savings from duplicative overhead, streamlined operations, and enhanced operational efficiency.

F-26

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated balance sheets include the assets and liabilities of Aleris, which were measured at fair value as of the acquisition date. The discontinued operations financial statement line items in the table below relate to Duffel and Lewisport.

The preliminary allocation of purchase price recorded for Aleris as of June 30, 2020 and subsequently revised for measurement period adjustments follows.

in millions	Assets Acquired as of June 30, 2020(1)	Measurement Period Adjustments	Assets Acquired as of March 31, 2021(1)
Cash and cash equivalents	$105	$—	$105
Accounts receivable(2)	251	17	268
Inventories	379	—	379
Prepaid expenses and other current assets(3)	24	—	24
Fair value of derivative instruments	46	—	46
Current assets of discontinued operations(4)	463	1	464
Property, plant and equipment(5)	949	(5)	944
Goodwill(6)(7)(8)(9)	328	141	469
Intangible assets, net(5)(6)	149	318	467
Deferred income tax assets(7)	114	(20)	94
Other long-term assets	39	—	39
Long–term assets of discontinued operations(8)	944	(390)	554

Total assets	$3,791	$62	$3,853

	Liabilities Assumed as of June 30, 2020(1)	Measurement Period Adjustments	Liabilities Assumed as of March 31, 2021(1)
Current portion of long–term debt	$24	$—	$24
Accounts Payable(2)	141	17	158
Fair value of derivative instruments	25	—	25
Accrued expenses and other current liabilities	143	—	143
Current liabilities of discontinued operations	166	—	166
Long–term debt, net of current portion	125	—	125
Deferred income tax liabilities(7)	37	4	41
Accrued postretirement benefits	164	—	164
Other long–term liabilities(9)	41	41	82
Long–term liabilities of discontinued operations	150	—	150

Total liabilities	$1,016	$62	$1,078

Net assets acquired			$2,775
Total purchase price			$2,775

(1)

In connection with the acquisition of Aleris, the Company acquired two businesses which were required to be sold. Therefore, such businesses were classified as held for sale and were included within the current assets of discontinued operations, long-term assets of discontinued operations, current liabilities of discontinued operations, and long–term liabilities of discontinued operations line items in the above allocation of purchase price (see Note 3—Discontinued Operations). As of March 31, 2021, both of these businesses were sold and are no longer included in the consolidated balance sheets of Novelis.

F-27

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)

The measurement period adjustment related to the presentational alignment of pending derivative settlements on a gross basis in accordance with Novelis’ policy during the second quarter of fiscal 2021.

(3)	Included in prepaid expenses and other current assets is $9 million of restricted cash acquired related to cash deposits restricted for the payment of the Zhenjiang Term Loans.
(4)	Included in current assets of discontinued operations is $41 million of cash and cash equivalents acquired related to our discontinued operations.
(5)	The measurement period adjustment of $5 million related to presentational alignment of certain capitalized software in accordance with Novelis’ policy during the third quarter of fiscal 2021.
(6)

The measurement period adjustment related to revisions in the valuation of intangible assets based on refinements to key assumptions, such as discount rates and growth rates, of $261 million and $52 million during the second and third quarters of fiscal 2021, respectively.

(7)

The measurement period adjustment related to deferred tax impacts of the measurement period adjustments and other tax adjustments, resulting in a decrease in deferred tax assets of $34 million during the second quarter, an increase of $22 million during the third quarter, and a decrease of $8 million during the fourth quarter of fiscal 2021, respectively. Deferred tax liabilities were adjusted by $4 million in the fourth quarter of fiscal 2021.

(8)

The measurement period adjustment related to estimated costs to sell the Duffel and Lewisport businesses, in addition to revisions to key assumptions of the valuation of Lewisport and Duffel’s property, plant and equipment, of $284 million and $75 million during the second and third quarters of fiscal 2021, respectively, and revisions to key assumptions related to Lewisport’s intangible assets of $31 million during the second quarter of fiscal 2021.

(9)	The measurement period adjustment related to certain uncertain tax positions and customs related adjustments identified during the third quarter of fiscal 2021.

The fair values of assets acquired and liabilities are final as of March 31, 2021. The fair values of the assets acquired and liabilities assumed of discontinued operations were determined using estimated sales prices. The fair values of the continuing operations assets acquired and liabilities assumed were determined using the income and cost approaches. In many cases, the determination of the fair values required estimates about discount rates, future expected cash flows, and other future events that were judgmental and subject to change. The fair value measurements are primarily based on significant inputs that are not observable in the market and thus represent Level 3 measurements in the fair value hierarchy as defined in ASC 820. Intangible assets consisting of customer relationships, technology, and trade names were valued using the multi-period excess earnings method or the relief from royalty method, both of which are forms of the income approach. A cost and market approach was applied, as appropriate, for inventory and property and equipment, including land.

Customer relationship intangible assets were valued using the multi-period excess earnings method. The significant assumptions used include the estimated annual net cash flows (including appropriate revenue and profit attributable to the asset, retention rate, applicable tax rate, and contributory asset charges, among other factors), the discount rate, reflecting the risks inherent in the future cash flow stream, an assessment of the asset’s life cycle, and the tax amortization benefit, among other factors.

Technology and trade name intangible assets were valued using the relief from royalty method. The significant assumptions used include the estimated annual net cash flows (including appropriate revenue attributable to the asset, applicable tax rate, royalty rate, and other factors such as technology related obsolescence rates), the discount rate, reflecting the risks inherent in the future cash flow stream, and the tax amortization benefit, among other factors.

Inventory was valued using the replacement cost or market approach, as appropriate. The replacement cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent

F-28

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

economic utility, was used to determine the estimated replacement cost of raw materials. The market approach was used to determine the estimated selling price less costs to sale for work in progress and finished goods.

Property and equipment, including land, were valued using the cost or market approach, as appropriate. For assets valued using the cost approach, the cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation. The market approach, which estimates value by leveraging comparable land sale data/listings and qualitatively comparing them to the in-scope properties, was used to value the land.

The assumed long-term debt in China was valued using an income approach. The significant assumptions used include the estimated annual cash flows and interest and credit spreads, among other factors.

The assumed pension and postretirement liabilities were valued using an income approach. The significant assumptions used include the estimated annual cash flows, the discount rate, and the estimated return on asset rate, among other factors.

The fair value of the assets acquired includes current accounts receivables of $268 million related to continuing operations and $78 million related to discontinued operations. The gross amount due is $346 million, of which less than $1 million is expected to be uncollectible.

The fair value of the assets acquired includes $22 million and $7 million of operating lease right-of-use assets and finance lease assets, respectively. The fair value of liabilities assumed includes $9 million and $7 million of operating lease liabilities and finance lease liabilities, respectively, of which, $4 million and $3 million of operating lease liabilities and finance lease liabilities, respectively, are current liabilities.

The Company has allocated the goodwill associated with the Aleris acquisition to the regions in the amounts below.

in millions	North America	Europe	Asia	Total
Goodwill	$375	$53	$41	$469

The amounts allocated to intangible assets are as follows.

in millions	Gross Carrying Amount(1)	Weighted- Average Useful Life
Trade name	$10	2.5 years
Technology	52	15.1 years
Customer relationships	403	22.5 years
Other intangibles	2	N/A

Total	$467	21.2 years

(1)

In connection with the acquisition of Aleris, Novelis acquired two businesses which we were obligated to sell. As such, gross carrying amounts exclude amounts held for sale (see Note 3—Discontinued Operations).

Between the acquisition date and March 31, 2021, the results of continuing operations for Aleris of $1.6 billion of net sales and $144 million of net loss have been included within the accompanying consolidated statement of operations for fiscal 2021.

F-29

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited supplemental pro forma combined financial information presents the Company’s results of operations for fiscal 2021 and fiscal 2020 as if the acquisition of Aleris had occurred on April 1, 2019. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company’s operating results that may have actually occurred had the acquisition of Aleris been completed on April 1, 2019. In addition, the unaudited pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies, or other synergies that may be associated with the acquisition or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Aleris.

in millions	Fiscal 2021	Fiscal 2020
Net sales	$12,330	$13,175
Net income	306	412

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on April 1, 2019 to give effect to certain events the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

•	the elimination of Aleris historical depreciation and amortization expense and the recognition of new depreciation and amortization expense;

•

an adjustment to interest expense to reflect the additional borrowings of the Company in conjunction with the acquisition and the repayment of Aleris’ historical debt in conjunction with the acquisition;

•	an adjustment to present acquisition-related transaction costs and other one-time costs directly attributable to the acquisition as if they were incurred in the earliest period presented; and

•	the related income tax effects of the adjustments noted above.

3. DISCONTINUED OPERATIONS

On April 14, 2020, we closed the acquisition of Aleris for $2.8 billion. As a result of the antitrust review processes in the European Union, the U.S., and China required for approval of the acquisition, we were obligated to divest Aleris’ European and North American automotive assets, including the Duffel and Lewisport plants. See Note 2—Business Combination for more details on the acquisition and related accounting treatment.

Duffel

On September 30, 2020, we completed the sale of Duffel to Liberty House Group through its subsidiary, ALVANCE, the international aluminum business of the GFG Alliance. Upon closing, we received €210 million ($246 million as of September 30, 2020) in cash and a €100 million ($117 million as of September 30, 2020) receivable that was deemed to be contingent consideration subject to the results of a binding arbitration proceeding under German law.

We accounted for this contingent consideration at fair value and marked to fair value on a quarterly basis. As of June 30, 2021, Novelis marked all outstanding receivables related to the sale of Duffel to an estimated fair value of €45 million ($53 million), which resulted in a loss of €51 million ($61 million) recorded in loss from discontinued operations, net of tax.

In June 2022, Duffel was acquired by American Industrial Partners Capital Fund VII, L.P. (together with its affiliates, “AIP”). In December 2022, the Company reached a settlement with AIP in order to reach a resolution

F-30

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to the dispute being arbitrated, among other matters. As part of the settlement, the contingent consideration balance was settled for €45 million ($46 million), consisting of €5 million ($5 million) in cash paid on the settlement date and a note in the amount of €40 million ($41 million). The note bears interest at the annual rate of 5% and matures on December 31, 2027, with interest and €0.2 million of principal payable semi-annually and the remainder of the principal payable at maturity. As a result of the settlement, the arbitration was dismissed in January 2023. The settlement did not have a material impact on the Company’s consolidated statement of operations.

The resolution reached with AIP also included the settlement of certain assets and liabilities that were previously classified as current assets and current liabilities of discontinued operations on our consolidated balance sheets. The settlement of such assets and liabilities did not have a material impact on the Company’s consolidated statement of operations.

Lewisport

On November 8, 2020, we entered into a definitive agreement with American Industrial Partners for the sale of Lewisport and closed the sale on November 30, 2020. Upon closing, we received $180 million in cash proceeds. In addition, we received $19 million for net working capital adjustments during the third quarter of fiscal 2022.

For fiscal 2021, the results of operations of Lewisport were presented within loss from discontinued operations, net of tax in the consolidated statement of operations and cash flows of Lewisport were presented as discontinued operations in the consolidated statements of cash flows.

Loss on Sale of Discontinued Operations

As a result of the transactions above, for fiscal 2021 we recorded a loss on sale of discontinued operations of $170 million, net of taxes, associated with the sales of Duffel and Lewisport. Cash flows from the sales of Duffel and Lewisport are included in the consolidated statements of cash flows for fiscal 2021 as net cash provided by investing activities—discontinued operations. An offsetting $46 million in net cash provided by investing activities—discontinued operations for fiscal 2021 relates primarily to capital expenditures and outflows from the sale of derivative instruments for Duffel and Lewisport during the period prior to their divestiture.

F-31

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. RESTRUCTURING AND IMPAIRMENT

Restructuring and impairment, net includes restructuring costs, impairments, and other related expenses or reversal of expenses. As of March 31, 2023, $9 million of restructuring liability is included in accrued expenses and other current liabilities, while the remainder is within other long–term liabilities in our accompanying consolidated balance sheet.

in millions	North America	Europe	Asia	South America	Other Operations	Total
Restructuring liability balance as of March 31, 2020	$1	$21	$—	$12	$—	$34
Restructuring and impairment expenses, net(1)	6	14	—	1	8	29
Cash payments	(3)	(17)	—	(3)	(5)	(28)
Other(2)	(1)	1	—	(1)	—	(1)

Restructuring liability balance as of March 31, 2021	$3	$19	$—	$9	$3	$34
Restructuring and impairment expenses, net(3)	2	(5)	2	2	—	1
Cash payments	(3)	(11)	(1)	(3)	(3)	(21)
Other(2)	—	—	—	(1)	—	(1)

Restructuring liability balance as of March 31, 2022	$2	$3	$1	$7	$—	$13
Restructuring and impairment expenses, net(4)	28	—	(1)	1	5	33
Cash payments	(1)	(2)	—	(1)	—	(4)
Other(2)	(19)	—	—	—	(5)	(24)

Restructuring liability balance as of March 31, 2023	$10	$1	$—	$7	$—	$18

(1)	Restructuring and impairment expenses, net for fiscal 2021 primarily relates to the reorganization and right sizing of the acquired Aleris business.
(2)

Other includes the impact of foreign currency on our restructuring liability as well as the removal of other non-cash expenses recorded and included within restructuring and impairment expenses, net in the table above that are not recorded through the restructuring liability. In fiscal 2023 and fiscal 2021 impairment charges and other non-cash expenses included in restructuring and expenses, net were $23 million and $1 million, respectively. There were no impairment charges and other non-cash expenses included in restructuring and expenses, net in fiscal 2022.

(3)

Restructuring and impairment expenses (reversal), net for fiscal 2022 primarily relates to reorganization activities resulting from the Aleris acquisition, mostly offset by a partial release of certain restructuring liabilities as a result of changes in estimated costs.

(4)	Restructuring and impairment expenses, net for fiscal 2023 primarily relates to the shutdown of casting and hot rolling assets at our Richmond plant in North America.

5. ACCOUNTS RECEIVABLE

Accounts receivable, net consists of the following.

	March 31,
in millions	2023	2022
Trade accounts receivable	$1,650	$2,339
Other accounts receivable	106	257

Accounts receivable—third parties	1,756	2,596
Allowance for credit losses—third parties	(5)	(6)

Accounts receivable, net—third parties	$1,751	$2,590

Accounts receivable, net—related parties	$156	$222

F-32

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses

As of March 31, 2023 and 2022, our allowance for credit losses represented approximately 0.3% and 0.2% of gross accounts receivable—third parties, respectively.

Activity in the allowance for credit losses is as follows.

in millions	Balance at Beginning of Period	Additions Charged to Expense	Accounts Recovered/ (Written-Off)	Balance at End of Period
Fiscal 2023	$6	$—	$ (1)	$5
Fiscal 2022	5	1	—	6
Fiscal 2021	8	—	(3)	5

Factoring of Trade Receivables

We factor trade receivables based on local cash needs and in an attempt to balance the timing of cash flows of trade payables and receivables. Factored invoices are not included in our consolidated balance sheets when we do not retain a financial or legal interest. If a financial or legal interest is retained, we classify these factorings as secured borrowings.

The following tables summarize amounts relating to our factoring activities.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Factoring expense(1)	$98	$59	$27

(1)	Factoring expense is included within selling, general and administrative expenses in our accompanying statements of operations.

6. INVENTORIES

Inventories consists of the following.

	March 31,
in millions	2023	2022
Finished goods	$643	$677
Work in process	1,303	1,511
Raw materials	505	620
Supplies	278	230

Inventories	$2,729	$3,038

F-33

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following.

	March 31,
in millions	2023	2022
Land and property rights	$204	$205
Buildings	1,957	1,864
Machinery and equipment(1)	5,990	5,821

Gross property, plant and equipment (excluding construction in progress)	8,151	7,890
Accumulated depreciation and amortization	(4,014)	(3,686)

Property, plant and equipment, net (excluding construction in progress)	4,137	4,204
Construction in progress	763	420

Property, plant and equipment, net(2)	$4,900	$4,624

(1)	In addition to equipment under finance leases, machinery and equipment also includes furniture, fixtures, and equipment.
(2)

Included in property, plant and equipment, net are $31 million and $30 million of finance leases as of March 31, 2023 and 2022, respectively. This balance of finance leases represents gross finance leases of $49 million, net of accumulated amortization of $18 million, and $41 million, net of accumulated amortization of $11 million, as of March 31, 2023 and 2022, respectively. Of the $49 million and $41 million of gross finance leases as of March 31, 2023 and 2022, $48 million and $40 million were included in machinery and equipment, respectively. The remainder is included in buildings.

During fiscal 2023, fiscal 2022, and fiscal 2021, we capitalized $7 million, $18 million, and $26 million of interest related to construction of property, plant and equipment and intangibles under development, respectively.

Depreciation expense related to property, plant and equipment, net is shown in the table below.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Depreciation expense related to property, plant and equipment, net	$466	$457	$451

Asset impairments

Impairment charges are recorded in restructuring and impairment, net on our consolidated statements of operations. See Note 4—Restructuring and Impairment for additional information.

Asset Retirement Obligations

An asset retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability along with a corresponding increase to the carrying amount of the related property, plant and equipment, which is then depreciated over its useful life. As of March 31, 2023, our asset retirement obligations relate to sites, primarily in North America and Europe, that have government imposed or other legal remediation obligations. The following is a summary of our asset retirement obligation activity. The current portion of our asset retirement obligations is included in accrued expenses and other current liabilities in our

F-34

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consolidated balance sheets, while the long-term portion is included in other long–term liabilities. As of March 31, 2023, $21 million was included in other long–term liabilities.

in millions	Asset Retirement Obligation at Beginning of Period	Obligations Incurred	Acquisition	Foreign Exchange & Other Adjustments	Settlements	Asset Retirement Obligation at End of Period
Fiscal 2023	$21	$—	$—	$—	$—	$21
Fiscal 2022	25	—	—	—	(4)	21
Fiscal 2021	24	2	3	(3)	(1)	25

8. GOODWILL AND INTANGIBLE ASSETS

A summary of the changes in the carrying value of goodwill for fiscal 2023 and fiscal 2022 follows.

in millions	North America	Europe	Asia	South America	Total
Carrying value of goodwill at March 31, 2021(1)	$660	$238	$44	$141	$1,083
Foreign currency translation adjustment	—	(3)	1	—	(2)

Carrying value of goodwill at March 31, 2022(1)	660	235	45	141	1,081
Foreign currency translation adjustment	—	(1)	(4)	—	(5)

Carrying value of goodwill at March 31, 2023(1)	$660	$234	$41	$141	$1,076

(1)	Carrying value of goodwill at March 31, 2023, 2022, and 2021 is net of accumulated impairment of $860 million for North America, $330 million for Europe, and $150 million for South America.

The components of intangible assets, net are as follows.

	March 31, 2023			March 31, 2022
in millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradenames	$152	$(122)	$30	$152	$(113)	$39
Technology and software	537	(425)	112	492	(395)	97
Customer-related intangible assets	852	(405)	447	854	(367)	487
Other intangibles	2	(2)	—	2	(2)	—

	$1,543	$(954)	$589	$1,500	$(877)	$623

Amortization expense related to intangible assets, net is as follows.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Amortization expense related to intangible assets included in depreciation and amortization	$74	$93	$92

F-35

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimated total amortization expense related to intangible assets, net for each of the five succeeding fiscal years is as follows (in millions). Actual amounts may differ from these estimates due to such factors as customer turnover, raw material consumption patterns, impairments, additional intangible asset acquisitions, or other events.

Fiscal Year Ending March 31,	Amount
2024	$71
2025	67
2026	64
2027	63
2028	56

9. CONSOLIDATION

Variable Interest Entity

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. An entity is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Logan is a consolidated joint venture in which we hold 40% ownership. Our joint venture partner is Tri-Arrows. Logan processes metal received from Novelis and Tri-Arrows and charges the respective partner a fee to cover expenses. Logan is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Tri-Arrows to fund its operations. Novelis is considered the primary beneficiary and consolidates Logan since it has the power to direct activities that most significantly impact Logan’s economic performance, an obligation to absorb expected losses, and the right to receive benefits that could potentially be significant to the VIE.

Other than the contractually required reimbursements, we do not provide additional material support to Logan. Logan’s creditors do not have recourse to our general credit. There are significant other assets used in the operations of Logan that are not part of the joint venture, as they are directly owned and consolidated by Novelis or Tri-Arrows.

F-36

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the carrying value and classification of assets and liabilities owned by the Logan joint venture and consolidated in our consolidated balance sheets.

	March 31,
in millions	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$6	$3
Accounts receivable, net	6	50
Inventories	149	115
Prepaid expenses and other current assets	7	8

Total current assets	168	176
Property, plant and equipment, net	63	22
Goodwill	12	12
Deferred income tax assets	37	41
Other long–term assets	6	6

Total assets	$286	$257

LIABILITIES
Current liabilities:
Accounts payable	$90	$53
Accrued expenses and other current liabilities	28	28

Total current liabilities	118	81
Accrued postretirement benefits	130	153
Other long–term liabilities	6	2

Total liabilities	$254	$236

10. INVESTMENT IN AND ADVANCES TO NON-CONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

Included in the accompanying consolidated financial statements are transactions and balances arising from business we conducted with our equity method non-consolidated affiliates.

Alunorf

Alunorf is a joint venture investment between Novelis Deutschland GmbH, a subsidiary of Novelis, and Speira GmbH. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder voting, management control, and rights to use the production capacity of the facility. Alunorf tolls aluminum and charges the respective partner a fee to cover the associated expenses.

UAL

UAL is a joint venture investment between Novelis Korea Ltd., a subsidiary of Novelis, and Kobe. UAL is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Kobe. UAL is controlled by an equally represented Board of Directors in which neither entity has sole decision-making ability regarding production operations or other significant decisions. Furthermore, neither entity has the ability to take the majority share of production or associated costs over the life of the joint venture. Our risk of loss is limited to the carrying value of our investment in and inventory-related receivables from UAL. UAL’s creditors

F-37

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

do not have recourse to our general credit. Therefore, UAL is accounted for as an equity method investment, and Novelis is not considered the primary beneficiary. UAL currently produces flat-rolled aluminum products exclusively for Novelis and Kobe. As of March 31, 2023, Novelis and Kobe both hold 50% interests in UAL. During fiscal 2023, we made additional contributions to UAL in the amount of $23 million. No such contributions were made during fiscal 2022.

AluInfra

AluInfra is a joint venture investment between Novelis Switzerland SA, a subsidiary of Novelis, and Constellium SE. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder voting, management control, and rights to use the facility.

The following table summarizes the assets, liabilities, and equity of our equity method non-consolidated affiliates in the aggregate as of March 31, 2023 and 2022.

	March 31,
in millions	2023	2022
ASSETS
Current assets	$555	$658
Non-current assets	798	815

Total assets	$1,353	$1,473

LIABILITIES
Current liabilities	$299	$417
Non-current liabilities	316	370

Total liabilities	$615	$787
EQUITY
Total equity	$738	$686

Total liabilities and equity	$1,353	$1,473

As of March 31, 2023, the investment in Alunorf exceeded our proportionate share of the net assets by $428 million. The difference is primarily related to the unamortized fair value adjustments that are included in our investment balance as a result of the acquisition of Novelis by Hindalco in 2007.

As of March 31, 2023, the investment in UAL exceeded our proportionate share of the net assets by $46 million. The difference primarily relates to goodwill.

The following table summarizes the results of operations of our equity method non-consolidated affiliates in the aggregate for fiscal 2023, fiscal 2022, and fiscal 2021 as well as the nature and amounts of significant transactions that we had with our non-consolidated affiliates. The amounts in the table below are disclosed at 100% of the operating results of these affiliates.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net sales	$1,721	$1,755	$1,216
Costs and expenses related to net sales	1,652	1,691	1,191
Income tax provision	21	18	7

Net income	$48	$46	$18

Purchase of tolling services from Alunorf	$332	$312	$251

F-38

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related Party Transactions

Included in the accompanying consolidated financial statements are transactions and balances arising from business we conduct with our non-consolidated affiliates and our indirect parent company, Hindalco.

The following table describes related party balances in the accompanying consolidated balance sheets. We had no other material related party balances with non-consolidated affiliates.

	March 31,
in millions	2023	2022
Accounts receivable, net—related parties	$156	$222
Other long–term assets—related parties	3	1
Accounts payable—related parties	277	320

Transactions with Hindalco

We occasionally have related party transactions with Hindalco. During fiscal 2023, fiscal 2022, and fiscal 2021, we recorded net sales of less than $1 million between Novelis and Hindalco, which primarily related to certain services and sales of equipment. As of March 31, 2023 and 2022, there were $2 million and $1 million of accounts receivable, net—related parties net of accounts payable—related parties related to transactions with Hindalco, respectively. During fiscal 2023 and fiscal 2022, Novelis purchased less than $1 million and $2 million in raw materials from Hindalco, respectively.

Return of Capital

We paid a return of capital to our common shareholder in the amount of $100 million during each of the second quarters of fiscal 2023 and 2022. No such payments were made during fiscal 2021.

11. LEASES

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain equipment and office space under finance lease arrangements.

We used the following policies and/or assumptions in evaluating our lease population.

•

Lease determination: Novelis considers a contract to be or to contain a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

•

Discount rate: When our lease contracts do not provide a readily determinable implicit rate, we use the estimated incremental borrowing rate based on information available at the inception of the lease. The discount rate is determined by region and asset class.

•

Variable payments: Novelis includes payments that are based on an index or rate within the calculation of right-of-use leased assets and lease liabilities, which is initially measured at the lease commencement date. Other variable lease payments include, but are not limited to, maintenance, service, and supply costs. These costs are disclosed as a component of total lease costs.

•

Purchase options: Certain leases include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

F-39

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Renewal options: Most leases include one or more options to renew with renewal terms that can extend the lease term from one or more years. The exercise of lease renewal options is at our sole discretion.

•	Residual value guarantees, restrictions, or covenants: Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

•

Short-term leases: Leases with an initial term of 12 months or less are not recorded on the balance sheet. We recognize lease expense for these leases on a straight-line basis over the lease term and expense the associated operating lease costs to selling, general and administrative expenses on the consolidated statements of operations.

•

Non-lease components: Leases that contain non-lease components (primarily equipment maintenance) are accounted for as a single component and recorded on the consolidated balance sheets for certain asset classes including real estate and certain equipment. Non-lease components include, but are not limited to, common area maintenance, service arrangements, and supply agreements.

The table below presents the classification of leasing assets and liabilities within our consolidated balance sheets.

		March 31,
in millions	Consolidated Balance Sheet Classification	2023	2022
ASSETS
Operating lease right-of-use assets	Other long–term assets	$127	$100
Finance lease assets(1)	Property, plant and equipment, net	31	30

Total lease assets		$158	$130

LIABILITIES
Current:
Operating lease liabilities	Accrued expenses and other current liabilities	$24	$23
Finance lease liabilities	Current portion of long–term debt	16	7
Long-term:
Operating lease liabilities	Other long–term liabilities	82	58
Finance lease liabilities	Long–term debt, net of current portion	14	23

Total lease liabilities		$136	$111

(1)	Finance lease assets are recorded net of accumulated depreciation of $18 million and $11 million as of March 31, 2023 and March 31, 2022, respectively.

The table below presents the classification of lease related expenses or income as reported within the consolidated statements of operations. Amortization of and interest on liabilities related to finance leases were $7 million during fiscal 2023, 2022 and 2021.

in millions	Income Statement Classification	Fiscal 2023	Fiscal 2022	Fiscal 2021
Operating lease costs(1)	Selling, general and administrative expenses	$61	$57	$57

(1)	Operating lease costs include short-term leases and variable lease costs.

F-40

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments as of March 31, 2023, for our operating and finance leases having an initial or remaining non-cancelable lease term in excess of one year are as follows (in millions).

Fiscal Year Ending March 31,	Operating leases(1)	Finance leases(2)
2024	$28	$16
2025	20	5
2026	13	4
2027	9	3
2028	7	2
Thereafter	56	1

Total minimum lease payments	133	31

Less: interest	27	1

Present value of lease liabilities	$106	$30

(1)	Operating lease payments related to options to extend lease terms that are reasonably certain of being exercised are immaterial as of March 31, 2023.
(2)

Finance lease payments related to options to extend lease terms that are reasonably certain of being exercised are immaterial, and we do not have leases signed but not yet commenced as of March 31, 2023.

The following table presents the weighted-average remaining lease term and discount rates.

	March 31,
	2023	2022
Weighted-average remaining lease term
Operating leases	9.2 years	6.0 years
Finance leases	2.0 years	2.9 years
Weighted-average discount rate
Operating leases	4.35%	3.71%
Finance leases	2.48%	2.19%

The following table presents supplemental information on our leases for fiscal 2023, fiscal 2022, and fiscal 2021.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$72	$59	$66
Financing cash flows from finance leases	8	5	7
Leased assets obtained in exchange for new finance lease liabilities(1)	6	16	17
Leased assets obtained in exchange for new operating lease liabilities(2)	28	16	21

(1)	For fiscal 2021, we excluded $7 million of finance lease asset additions that were obtained through the acquisition of Aleris.
(2)	For fiscal 2021, we excluded $22 million of operating lease right-of-use asset additions that were obtained through the acquisition of Aleris.

F-41

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following.

	March 31,
in millions	2023	2022
Accrued compensation and benefits	$231	$251
Accrued interest payable	39	43
Accrued income taxes	66	67
Other current liabilities	297	413

Accrued expenses and other current liabilities	$633	$774

13. DEBT

Debt consists of the following.

		March 31, 2023			March 31, 2022
in millions	Interest Rates(1)	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value
Short-term borrowings	6.67%	$671	$—	$671	$529	$—	$529
Floating rate Term Loans, due January 2025	6.91%	752	(7)	745	760	(11)	749
Floating rate Term Loans, due March 2028	7.16%	490	(6)	484	495	(8)	487
3.250% Senior Notes, due November 2026	3.250%	750	(8)	742	750	(10)	740
3.375% Senior Notes, due April 2029	3.375%	543	(8)	535	556	(10)	546
4.750% Senior Notes, due January 2030	4.75%	1,600	(22)	1,578	1,600	(25)	1,575
3.875% Senior Notes, due August 2031	3.875%	750	(9)	741	750	(10)	740
3.90% China Bank Loans, due August 2027	3.90%	64	—	64	76	—	76
1.80% Brazil Loan, due June 2023	1.80%	30	—	30	30	—	30
1.80% Brazil Loan, due December 2023	1.80%	20	—	20	20	—	20
Finance lease obligations and other debt, due through June 2028(3)	2.48%	30	—	30	30	—	30

Total debt		$5,700	$(60)	$5,640	$5,596	$(74)	$5,522
Less: Short-term borrowings		(671)	—	(671)	(529)	—	(529)
Current portion of long-term debt		(88)	—	(88)	(26)	—	(26)

Long-term debt, net of current portion		$4,941	$(60)	$4,881	$5,041	$(74)	$4,967

(1)

Interest rates are the stated rates of interest on the debt instrument (not the effective interest rate) as of March 31, 2023, and therefore exclude the effects of accretion and amortization of debt issuance costs related to refinancing transactions and additional borrowings. We present stated rates of interest because they reflect the rate at which cash will be paid for future debt service.

F-42

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	Amounts include unamortized debt issuance costs, fair value adjustments, and debt discounts.
(3)	See Note 11—Leases for more information.

Principal repayment requirements for our total debt over the next five years and thereafter using exchange rates as of March 31, 2023 for our debt denominated in foreign currencies are as follows (in millions).

As of March 31, 2023	Amount
Short-term borrowings and current portion of long-term debt due within one year	$759
2 years	766
3 years	22
4 years	776
5 years	482
Thereafter	2,895

Total debt	$5,700

Short-Term Borrowings

As of March 31, 2023, our short-term borrowings totaled $671 million, which consisted of $463 million of borrowings on our ABL Revolver, $107 million in short-term China loans (CNY 740 million), $100 million in Brazil loans, and $1 million in other short-term borrowings.

In January 2022, we entered into a $315 million short-term loan with Axis Bank Limited, IFSC Banking Unit, Gift City, as administrative agent and lender. The short-term loan was subject to 0.25% quarterly amortization payments, and accrued interest at SOFR plus 0.90%. The short-term loan matured in November 2022 and we repaid the remaining principal balance of this loan in full at the maturity date.

Senior Secured Credit Facilities

As of March 31, 2023, the senior secured credit facilities consisted of (i) a secured term loan credit facility (“Term Loan Facility”) and (ii) a $2.0 billion asset based loan facility (“ABL Revolver”). The senior secured credit facilities contain various affirmative covenants, including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payment of taxes, employee benefits, and (subject to certain limitations) causing new subsidiaries to pledge collateral and guaranty our obligations. The senior secured credit facilities also include various customary negative covenants and events of default, including limitations on our ability to incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments, loans, and advances; pay dividends or returns of capital and distributions beyond certain amounts; engage in mergers, amalgamations, or consolidations; engage in certain transactions with affiliates; and prepay certain indebtedness. The Term Loan Facility also contains a financial maintenance covenant that prohibits Novelis’ senior secured net leverage ratio as of the last day of each fiscal quarter period as measured on a rolling four quarter basis from exceeding 3.50 to 1.00, subject to customary equity cure rights. The senior secured credit facilities include a cross-default provision under which lenders could accelerate repayment of the loans if a payment or non-payment default arises under any other indebtedness with an aggregate principal amount of more than $100 million (or, in the case of the Term Loan Facility, under the ABL Revolver regardless of the amount outstanding). The senior secured credit facilities are guaranteed by the Company’s direct parent, AV Minerals (Netherlands) N.V., and certain of the Company’s direct and indirect subsidiaries and are secured by a pledge of substantially all of the assets of the Company and the guarantors.

F-43

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Term Loan Facility

The Term Loan Facility requires customary mandatory prepayments with excess cash flow, other asset sale proceeds, casualty event proceeds, and proceeds of prohibited indebtedness, all subject to customary reinvestment rights and exceptions. The loans under the Term Loan Facility may be prepaid, in full or in part, at any time at Novelis’ election without penalty or premium. The Term Loan Facility allows for additional term loans to be issued in an amount not to exceed $300 million (or its equivalent in other currencies) plus an unlimited amount if, after giving effect to such incurrences on a pro forma basis, the secured net leverage ratio does not exceed 3.00 to 1.00. The Term Loan Facility also allows for additional term loans to be issued in an amount to refinance loans outstanding under the Term Loan Facility. The lenders under the Term Loan Facility have not committed to provide any such additional term loans.

On March 31, 2023, Novelis amended the Term Loan Facility, primarily to modify the reference rate used to determine interest from LIBOR to SOFR. Term loans under the Term Loan Facility will, beginning with the interest period commencing June 30, 2023, accrue interest at SOFR plus a 0.15% credit spread adjustment (“Adjusted SOFR”) plus a spread of 1.75% in the case of the 2020 Term Loans, as defined below, or a spread of 2.00% in the case of the 2021 Term Loans, as defined below. During fiscal 2021, the Company adopted the practical expedient for Reference Rate Reform related to its debt arrangements and as such, this amendment is treated as a continuation of the existing debt agreement and no gain or loss on the modification was recorded. The Company did not record any gains or losses on the conversion of the reference rate for the borrowings under the Term Loan Facility from LIBOR to SOFR.

As of March 31, 2023, we were in compliance with the covenants for our Term Loan Facility.

2020 Term Loans

In April 2020, we borrowed $775 million of term loans due January 2025 (the “2020 Term Loans”) under our Term Loan Facility. The proceeds of the 2020 Term Loans were used to pay a portion of the consideration payable in the acquisition of Aleris (including the repayment of Aleris’ outstanding indebtedness) as well as fees and expenses related to the acquisition of the 2020 Term Loans. We incurred debt issuance costs of $15 million for the 2020 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan. The 2020 Term Loans mature on January 21, 2025 and are subject to 0.25% quarterly amortization payments. From April 2020 to immediately prior to the interest period commencing June 30, 2023, the 2020 Term Loans accrued and will continue to accrue interest at LIBOR plus 1.75%. Beginning with the interest period commencing June 30, 2023, the 2020 Term Loans will accrue interest at Adjusted SOFR plus 1.75%.

2021 Term Loans

In March 2021, we borrowed $480 million of term loans due March 2028 (the “2021 Term Loans”) under our Term Loan Facility, with an additional $20 million being borrowed under the 2021 Term Loans in April 2021. We incurred debt issuance costs of $9 million for the 2021 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan. The 2021 Term Loans mature on March 31, 2028 and are subject to 0.25% quarterly amortization payments. From April 2020 to immediately prior to the interest period commencing June 30, 2023, the 2021 Term Loans accrue interest at LIBOR plus 2.00%. Beginning with the interest period commencing June 30, 2023, the 2021 Term Loans will accrue interest at Adjusted SOFR plus 2.00%. The proceeds of the 2021 Term Loans were applied to repay a portion of the 2017 Term Loans.

F-44

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ABL Revolver

As of March 31, 2023, the commitments under our senior secured ABL Revolver are $2.0 billion.

In October 2021, Novelis amended the ABL Revolver facility. Prior to the USD LIBOR transition date, loans denominated in USD under the ABL Revolver accrued interest at a rate of LIBOR plus a spread of 1.25% to 1.75% based on excess availability. The amendment provides for replacement reference rates, as applicable, based on the currency of the loan, as well as applicable spreads on and after the USD LIBOR transition date. The USD LIBOR transition date is defined as the earlier of (a) when the ICE Benchmark Administration ceases to provide the USD LIBOR and there is no available tenor of USD LIBOR or the Financial Conduct Authority announces all available tenors of USD LIBOR are no longer representative or (b) an early opt-in effective date.

In April 2022, Novelis amended the ABL Revolver facility to increase the limit on committed letters of credit under the facility to $275 million. There were no material costs incurred or accounting impacts as a result of this amendment.

In August 2022, Novelis amended the ABL Revolver facility to, among other things, increase the commitment under the ABL Revolver by $500 million to $2.0 billion and extend the maturity of the ABL Revolver until August 18, 2027. The amendment provides that new borrowings under the ABL Revolver facility made subsequent to the date of the amendment will incur interest at Term SOFR, EURIBOR, SONIA or SARON, as applicable based on the currency of the loan, plus a spread of 1.10% to 1.60% based on excess availability. The ABL Revolver facility also permits us to elect to borrow USD loans that accrue interest at a base rate (determined based on the greatest of one month Term SOFR plus 1.00%, a prime rate or an adjusted federal funds rate) plus a prime spread of 0.10% to 0.60% based on excess availability. As a result of this debt modification, the Company incurred $7 million of financing fees, which will be amortized over the term of the loan.

The ABL Revolver has a provision that allows the existing commitments under the ABL Revolver to be increased by an additional $750 million. The lenders under the ABL Revolver have not committed to provide any such additional commitments. The ABL Revolver has various customary covenants including maintaining a specified minimum fixed charge coverage ratio of 1.25 to 1.0 if an event of default has occurred and is continuing and/or excess availability is less than the greater of (1) $150 million and (2) 10% of the lesser of the total ABL Revolver commitment and the borrowing base. The ABL Revolver matures on August 18, 2027, provided that in the event that the Term Loan Facility or certain other indebtedness is outstanding 60 days prior to its maturity (and not refinanced with a maturity date later than February 15, 2028), then the ABL Revolver will mature 60 days prior to the maturity date for such other indebtedness, as applicable; unless excess availability under the ABL Revolver is at least (1) 17.5% of the lesser of the total ABL Revolver commitment and the borrowing base or (2) 12.5% of the lesser of the total ABL Revolver commitment and the borrowing base, while also maintaining the minimum fixed charge ratio test of at least 1.25 to 1.

As of March 31, 2023, we were in compliance with the covenants for our ABL Revolver.

As of March 31, 2023, we had $463 million in borrowings under our ABL Revolver. We utilized $40 million of our ABL Revolver for letters of credit. We had availability of $970 million on the ABL Revolver, including $235 million of remaining availability which can be utilized for letters of credit.

Zhenjiang Loans

Through the Aleris acquisition, the Company assumed $141 million in debt borrowed by Aleris Aluminum (Zhenjiang) Co., Ltd. under a loan agreement comprised of non-recourse multi-currency secured term loan

F-45

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

facilities and a revolving facility (collectively the “Zhenjiang Loans”), which consisted of a $29 million USD term loan facility, a $112 million (RMB 791 million) term loan facility (collectively, the “Zhenjiang Term Loans”), and a revolving facility (the “Zhenjiang Revolver”). There were no balances outstanding under the Zhenjiang Revolver as of the date of the Aleris acquisition.

In May 2021, the Zhenjiang Term Loans were repaid in full, and the Zhenjiang Revolver matured having had no borrowings since the Aleris acquisition. As such, the covenants under the agreement are no longer in effect.

Senior Notes

The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by Novelis Inc. and certain of its subsidiaries. The Senior Notes contain customary covenants and events of default that will limit our ability and, in certain instances, the ability of certain of our subsidiaries to incur additional debt and provide additional guarantees; pay dividends or return capital beyond certain amounts and make other restricted payments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of certain of Novelis’ subsidiaries to pay dividends or make other distributions to Novelis or certain of Novelis’ subsidiaries, as applicable; engage in certain transactions with affiliates; enter into sale and leaseback transactions; designate subsidiaries as unrestricted subsidiaries; and consolidate, merge, or transfer all or substantially all of our assets and the assets of certain of our subsidiaries. During any future period in which either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. have assigned an investment grade credit rating to the Senior Notes and no default or event of default under the indenture has occurred and is continuing, certain of the covenants will be suspended. The Senior Notes include customary events of default, including a cross-acceleration event of default. The Senior Notes also contain customary call protection provisions for our bondholders that extend through November 2023 for the 3.250% Senior Notes due November 2026, through April 2024 for the 3.375% Senior Notes due April 2029, through January 2025 for the 4.750% Senior Notes due January 2030, and through August 2026 for the 3.875% Senior Notes due August 2031.

As of March 31, 2023, we were in compliance with the covenants for our Senior Notes.

5.875% Senior Notes due September 2026

In September 2016, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.5 billion in aggregate principal amount of 5.875% Senior Notes due September 2026.

The proceeds from the August 2021 issuance of the 2026 Senior Notes and the 2031 Senior Notes, as defined below, were used to fully fund the redemption of the 5.875% Senior Notes due September 2026. As a result, the 5.875% Senior Notes due September 2026 were no longer outstanding as of March 31, 2023.

2026 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of 3.250% Senior Notes due November 2026 (the “2026 Senior Notes”). The 2026 Senior Notes mature on November 15, 2026 and are subject to semi-annual interest payments that will accrue at a rate of 3.250% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption of a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2026 Senior Notes, which are amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

F-46

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2029 Senior Notes

In March 2021, Novelis Sheet Ingot GmbH, an indirect wholly owned subsidiary of Novelis Inc., organized under the laws of Ireland, issued €500 million in aggregate principal amount of 3.375% Senior Notes due April 2029 (the “2029 Senior Notes”). The 2029 Senior Notes are subject to semi-annual interest payments and mature on April 15, 2029. The proceeds were used to pay down a portion of the 2017 Term Loans, plus accrued and unpaid interest. In addition, we intend to allocate an amount equal to the net proceeds received from this issuance to finance and/or refinance new and/or existing eligible green projects, which are currently contemplated to consist of renewable energy or pollution prevention and control type projects. We incurred debt issuance costs of $13 million for the 2029 Senior Notes, which are amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2030 Senior Notes

In January 2020, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.6 billion in aggregate principal amount of 4.750% Senior Notes due January 2030 (the “2030 Senior Notes”). The 2030 Senior Notes are subject to semi-annual interest payments and mature on January 30, 2030.

2031 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of 3.875% Senior Notes due August 2031 (the “2031 Senior Notes”). The 2031 Senior Notes mature on August 15, 2031 and are subject to semi-annual interest payments that will accrue at a rate of 3.875% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2031 Senior Notes, which are amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

China Bank Loans

In September 2019, we entered into a credit agreement with the Bank of China to provide up to CNY 500 million in unsecured loans to support certain capital expansion projects in China. As of March 31, 2023, we had $64 million (CNY 440 million) of borrowings on our China bank loans.

Brazil Loans

In December 2021, we borrowed $30 million and $20 million of bank loans in Brazil due June 16, 2023 and December 15, 2023, respectively. These bank loans are subject to 1.80% interest due in full at the respective maturity date.

Loss on Extinguishment of Debt, Net

During fiscal 2021, we incurred $14 million in loss on extinguishment of debt, net, primarily related to the partial repayment of our 2017 Term Loans during fiscal 2021 and the early repayment of certain short-term debt.

During fiscal 2022, we recorded $64 million in loss on extinguishment of debt, net. This primarily related to the write-off of unamortized debt issuance costs of $13 million and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026. Additionally, a loss on extinguishment of debt of $2 million was recorded as a result of the repayment of our 2017 Term Loans, which was offset by a gain on extinguishment of debt of $2 million resulting from the repayment of the Zhenjiang Term Loans.

F-47

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2023, we did not incur any loss on extinguishment of debt, net.

14. SHARE-BASED COMPENSATION

The Company’s Board of Directors has authorized long-term incentive plans, under which Hindalco SARs, Novelis SARs, phantom RSUs, and Novelis PUs are granted to certain executive officers and key employees.

The Hindalco SARs vest at the rate of 33% per year, subject to the achievement of an annual performance target. Fiscal years ended March 31, 2016 SARs expire in May of the seventh year from the original grant date, while the fiscal year ended March 31, 2017 and onwards SARs expire seven years from their original grant date. The performance criterion for vesting of the Hindalco SARs is based on the actual overall Novelis operating EBITDA compared to the target established and approved each fiscal year. The minimum threshold for vesting each year is 75% of each annual target operating EBITDA. Given that the performance criterion is based on an earnings target in a future period for each fiscal year, the grant date of the awards for accounting purposes is generally not established until the performance criterion has been defined.

Each Hindalco SAR is to be settled in cash based on the difference between the market value of one Hindalco share on the date of grant and the market value on the date of exercise. Each Novelis SAR is to be settled in cash based on the difference between the fair value of one Novelis phantom share on the original date of grant and the fair value of a phantom share on the date of the exercise. The amount of cash paid to settle Hindalco SARs and Novelis SARs is limited to three times the target payout, depending on the plan year. The Hindalco SARs and Novelis SARs do not transfer any shareholder rights in Hindalco or Novelis to a participant. The Hindalco SARs and Novelis SARs are classified as liability awards and are remeasured at fair value each reporting period until the SARs are settled.

The RSUs are based on Hindalco’s stock price. The RSUs vest either in full three years from the grant date or 33% per year over three years, subject to continued employment with the Company, but are not subject to performance criteria. Each RSU is to be settled in cash equal to the market value of one Hindalco share. The payout on the RSUs is limited to three times the market value of one Hindalco share measured on the original date of grant. The RSUs are classified as liability awards and expensed over the requisite service period (three years) based on the Hindalco stock price as of each balance sheet date.

Total compensation expense related to Hindalco SARs, Novelis SARs, and RSUs under the plans for the respective periods is presented in the table below. These amounts are included in selling, general and administrative expenses in our consolidated statements of operations. As the performance criteria for the fiscal years ending March 31, 2024, 2025, and 2026 have not yet been established, measurement periods for Hindalco SARs relating to those periods have not yet commenced. As a result, only compensation expense for vested and current year Hindalco SARs and Novelis SARs has been recorded.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Total compensation expense	$15	$40	$41

F-48

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the RSUs activity for fiscal 2023.

	Number of RSUs	Grant Date Fair Value (in INR)	Aggregate Intrinsic Value (USD in millions)
RSUs outstanding as of March 31, 2022	5,413,720	216.17	$33
Granted	4,426,815	411.08	22
Exercised	(2,802,837)	195.81	15
Forfeited/Cancelled	(156,546)	338.37	—

RSUs outstanding as of March 31, 2023	6,881,152	347.07	35

During fiscal 2022, we granted 1,787,910 RSUs with a grant date fair value of INR 388.30, and the aggregate intrinsic value of RSUs exercised was $17 million.

During fiscal 2021, we granted 5,016,919 RSUs with a grant date fair value of INR 118.34, and the aggregate intrinsic value of RSUs exercised was $4 million.

Total cash payments made to settle RSUs were $15 million, $17 million, and $4 million in fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

As of March 31, 2023, unrecognized compensation expense related to the RSUs was $15 million, which will be recognized over the remaining weighted average vesting period of 1.9 years.

The table below shows Hindalco SARs activity for fiscal 2023.

	Number of Hindalco SARs	Weighted Average Exercise Price (in INR)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (USD in millions)
Hindalco SARs outstanding as of March 31, 2022	8,285,624	207.88	5.2	$41
Granted	2,393,378	411.10	6.3	—
Exercised	(3,581,435)	155.23	—	8
Forfeited/Cancelled	(94,196)	332.22	—	—

Hindalco SARs outstanding as of March 31, 2023	7,003,371	302.59	5.2	9

Hindalco SARs exercisable as of March 31, 2023	994,206	316.00	4.8	1

During fiscal 2022, we granted 2,411,503 Hindalco SARs with a grant date fair value of INR 388.30, and the aggregate intrinsic value of Hindalco SARs exercised was $24 million.

During fiscal 2021, we granted 6,934,923 Hindalco SARs with a grant date fair value of INR 118.11, and the aggregate intrinsic value of Hindalco SARs exercised was $9 million.

The cash payments made to settle Hindalco SAR liabilities were $8 million, $24 million, and $9 million in fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

F-49

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023, unrecognized compensation expense related to the non-vested Hindalco SARs (assuming all future performance criteria are met) was $5 million that are expected to be recognized over a weighted average period of 1.3 years.

The table below shows the Novelis SARs activity for fiscal 2023.

	Number of Novelis SARs	Weighted Average Exercise Price (in USD)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (USD in millions)
Novelis SARs outstanding as of March 31, 2022	3,572	$65.35	0.2	$—
Exercised	(2,297)	65.35	—	—
Forfeited/Cancelled	(1,275)	65.35	—	—

Novelis SARs outstanding as of March 31, 2023	—	—	—	—

Novelis SARs exercisable as of March 31, 2023	—	—	—	—

During fiscal 2022 there was no aggregate intrinsic value of Novelis SARs exercised. In fiscal 2021, the aggregate intrinsic value of Novelis SARs exercised was $1 million.

There were no cash payments made to settle Novelis SAR liabilities for fiscal 2022. In fiscal 2021 there were $1 million of cash payments made to settle Novelis SAR liabilities.

The fair value of each unvested Hindalco SAR was estimated using the following assumptions.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Risk-free interest rate	3.11%-7.24%	3.59%-6.58%	3.32%-6.18%
Dividend yield	1.03%	0.48%	0.32%
Volatility	32%-47%	39%-50%	40%-57%

The fair value of each unvested Novelis SAR was estimated using the following assumptions.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Risk-free interest rate	—%	0.23%	0.03%-0.08%
Dividend yield	—%	—%	—%
Volatility	—%	29%	28%-45%

The fair value of each unvested Hindalco SAR was based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Monte Carlo Simulation model. We used historical stock price volatility data of Hindalco on the National Stock Exchange of India to determine expected volatility assumptions. The risk-free interest rate is based on Indian treasury yields interpolated for a time period corresponding to the remaining contractual life. The forfeiture rate is estimated based on actual historical forfeitures. The dividend yield is estimated to be the annual dividend of the Hindalco stock over the remaining contractual lives of the Hindalco SARs. The value of each vested Hindalco SAR is remeasured at fair value each reporting period based on the excess of the current stock price over the exercise price, not to exceed the maximum payout as defined by the plans. The fair value of the Hindalco SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criteria.

F-50

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each unvested Novelis SAR was based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Monte Carlo Simulation model. We used the historical volatility of comparable companies to determine expected volatility assumptions. The risk-free interest rate is based on U.S. treasury yields for a time period corresponding to the remaining contractual life. The forfeiture rate is estimated based on actual historical forfeitures of Hindalco SARs. The value of each vested Novelis SAR is remeasured at fair value each reporting period based on the percentage increase in the current Novelis phantom stock price over the exercise price, not to exceed the maximum payout as defined by the plans. The fair value of the Novelis SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criteria.

15. POSTRETIREMENT BENEFIT PLANS

Our pension obligations relate to: (1) funded defined benefit pension plans in the U.S., Canada, Switzerland, and the U.K., (2) funded and unfunded defined benefit pension plans in Germany, (3) unfunded lump sum indemnities payable upon retirement to employees in France and Italy, and (4) partially funded lump sum indemnities in South Korea. Our other postretirement obligations (other benefits, as shown in certain tables below) include unfunded health care and life insurance benefits provided to retired employees in the U.S., Canada, and Brazil. We have combined our domestic (i.e. Canadian Plans) and foreign (i.e. all plans other than Canadian Plans) postretirement benefit plan disclosures because our domestic benefit obligation is not significant as compared to our total benefit obligation. Our foreign benefit obligation is 97% of the total benefit obligation, and the assumptions used to value domestic and foreign plans were not significantly different.

The Company recognizes actuarial gains and losses and prior service costs in the consolidated balance sheet and recognizes changes in these amounts during the year in which changes occur through other comprehensive income (loss). The Company uses various assumptions when computing amounts relating to its defined benefit pension plan obligations and their associated expenses (including the discount rate and the expected rate of return on plan assets).

During the second quarter of fiscal 2021, Novelis announced the freeze of future benefit accruals under the Novelis Pension Plan and the Terre Haute Pension Plan in the U.S., effective December 31, 2020. Novelis elected to remeasure both plans’ plan assets and obligations as of August 31, 2020, which was the nearest calendar month-end date to the announcements of said freezes. A curtailment loss of $1 million was recorded related to the Terre Haute plan during fiscal 2021.

During the first quarter of fiscal 2022, Novelis announced the freeze of future benefit accruals under the Canada Pension Plan, effective for union participants as of December 31, 2021 and non-union participants as of December 31, 2023. Novelis remeasured the plan’s assets and obligations as of April 30, 2021, which was the nearest calendar month-end to the announcement of this freeze. A curtailment gain of $3 million was recorded related to the Canada Pension Plan during fiscal 2022.

During the second quarter of fiscal 2022, Novelis entered into an agreement to transfer the liabilities associated with a portion of the retirees and beneficiaries of the Canada Novelis Pension Plan to an insurer through a purchase of buy-out annuities. The premium payment was made to the insurer on August 10, 2021. Novelis remeasured the plan’s assets and obligations as of July 31, 2021, which was the nearest calendar month-end to the premium payment for this settlement. The insurer took responsibility for the payments to these transferred members effective November 1, 2021. As a result of this transaction, a settlement gain of $4 million was recorded during fiscal 2022.

F-51

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employer Contributions to Plans

For pension plans, our policy is to fund an amount required to provide for contractual benefits attributed to service to-date and amortize unfunded actuarial liabilities typically over periods of 15 years or less. We also participate in savings plans in Canada and the U.S., as well as defined contribution pension plans in the U.S., the U.K., Canada, Germany, Italy, Switzerland, and Brazil.

We contributed the following amounts to all plans.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Funded pension plans	$22	$49	$72
Unfunded pension plans	15	17	17
Savings and defined contribution pension plans	54	51	40

Total contributions	$91	$117	$129

In fiscal 2021, contributions to funded pension plans of $5 million and unfunded pension plans of $1 million are attributable to discontinued operations. During fiscal 2024, we expect to contribute $20 million to our funded pension plans, $17 million to our unfunded pension plans, and $55 million to our savings and defined contribution pension plans.

Benefit Obligations, Fair Value of Plan Assets, Funded Status, and Amounts Recognized in Financial Statements

The increase in the discount rates in fiscal 2023, as compared to fiscal 2022, was the primary driver of actuarial gains in fiscal 2023.

The following tables present the change in benefit obligation, change in fair value of plan assets, and the funded status for pension and other benefits.

	Pension Benefit Plans		Other Benefit Plans
in millions	Fiscal 2023	Fiscal 2022	Fiscal 2023	Fiscal 2022
Benefit obligation at beginning of period	$2,048	$2,298	$141	$188
Service cost	26	31	4	9
Interest cost	61	56	6	7
Members’ contributions	5	5	—	—
Benefits paid	(90)	(85)	(6)	(6)
Amendments	—	(4)	—	(39)
Curtailments, settlements and special termination benefits	—	(51)	—	—
Actuarial gains	(303)	(163)	(15)	(18)
Other	(3)	(3)	—	—
Currency gains	(39)	(36)	(2)	—

Benefit obligation at end of period	$1,705	$2,048	$128	$141

Benefit obligation of funded plans	$1,377	$1,640	$—	$—
Benefit obligation of unfunded plans	328	408	128	141

Benefit obligation at end of period	$1,705	$2,048	$128	$141

F-52

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefit Plans
in millions	Fiscal 2023	Fiscal 2022
Change in fair value of plan assets
Fair value of plan assets at beginning of period	$1,526	$1,596
Actual return on plan assets	(172)	11
Members’ contributions	5	5
Benefits paid	(90)	(86)
Company contributions	38	66
Settlements	—	(48)
Other	(4)	(4)
Currency losses	(28)	(14)

Fair value of plan assets at end of period	$1,275	$1,526

	March 31,
	2023		2022
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Funded status
Assets less the benefit obligation of funded plans	$(101)	$—	$(114)	$—
Benefit obligation of unfunded plans	(328)	(128)	(408)	(141)

Total net plan liabilities	$(429)	$(128)	$(522)	$(141)

As included in our consolidated balance sheets within Total assets / (Total liabilities)
Other long–term assets	$23	$—	$29	$—
Accrued expenses and other current liabilities	(17)	(8)	(16)	(7)
Accrued postretirement benefits	(435)	(120)	(535)	(134)

Total net plan liabilities	$(429)	$(128)	$(522)	$(141)

The postretirement amounts recognized in accumulated other comprehensive loss, before tax effects, are presented in the table below and include the impact related to our equity method investments. Amounts are amortized to net periodic benefit cost over the group’s average future service life of the employees or the group’s average life expectancy.

	March 31,
	2023		2022
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Net actuarial gains (losses)	$24	$36	$(83)	$23
Prior service credit	10	38	12	42

Total postretirement amounts recognized in accumulated other comprehensive loss	$34	$74	$(71)	$65

F-53

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The postretirement changes recognized in accumulated other comprehensive loss, before tax effects, are presented in the table below and include the impact related to our equity method investments.

	March 31,
	2023		2022
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Beginning balance in accumulated other comprehensive loss	$(71)	$65	$(214)	$10
Curtailments, settlements, and special termination benefits	—	—	(7)	—
Plan amendment	—	—	—	39
Net actuarial gains	98	15	118	18
Prior service cost	—	—	4	—
Amortization of:
Prior service credit	(2)	(4)	(1)	(2)
Actuarial losses (gains)	9	(2)	22	—
Effect of currency exchange	—	—	7	—

Total postretirement amounts recognized in accumulated other comprehensive loss	$34	$74	$(71)	$65

Pension Plan Obligations

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets are presented in the table below.

	March 31,
in millions	2023	2022
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans:
Projected benefit obligation	$1,705	$2,048
Accumulated benefit obligation	1,644	1,966
Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$1,413	$1,603
Fair value of plan assets	961	1,053
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	$1,323	$1,524
Fair value of plan assets	919	1,042
Pension plans with projected benefit obligations less than plan assets:
Projected benefit obligation	$292	$444
Fair value of plan assets	315	473

F-54

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future Benefit Payments

Expected benefit payments to be made during the next 10 fiscal years are listed in the table below (in millions).

Fiscal Year Ending March 31,	Pension Benefit Plans	Other Benefit Plans
2024	$98	$8
2025	105	9
2026	103	9
2027	109	9
2028	114	10
2029 through 2033	592	56

Total	$1,121	$101

Components of Net Periodic Benefit Cost

The components of net periodic benefit cost for the respective periods are listed in the table below.

	Pension Benefit Plans			Other Benefit Plans
in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2023	Fiscal 2022	Fiscal 2021
Service cost	$26	$31	$42	$4	$9	$10
Interest cost	61	56	55	6	7	7
Expected return on assets	(72)	(77)	(73)	—	—	—
Amortization—losses (gains), net	9	19	44	(2)	—	—
Amortization—prior service credit	(2)	(1)	(1)	(4)	(2)	—
Settlement/curtailment (gain) loss	—	(7)	1	—	—	—

Net periodic benefit cost(1)	22	21	68	4	14	17
Proportionate share of non-consolidated affiliates’ pension costs	7	10	12	—	—	—

Total net periodic benefit cost recognized	$29	$31	$80	$4	$14	$17

(1)

Service cost is included within cost of goods sold (exclusive of depreciation and amortization) and selling, general and administrative expenses while all other cost components are recorded within other expenses (income), net.

F-55

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Actuarial Assumptions and Sensitivity Analysis

The weighted average assumptions used to determine benefit obligations and net periodic benefit cost for the respective periods are listed in the table below.

	Pension Benefit Plans			Other Benefit Plans
	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2023	Fiscal 2022	Fiscal 2021
Weighted average assumptions used to determine benefit obligations
Discount rate	4.5%	3.1%	2.5%	5.5%	4.0%	3.4%
Average compensation growth	3.1	3.1	3.1	3.0	3.0	3.0
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	3.1%	2.5%	2.6%	4.0%	3.4%	3.4%
Average compensation growth	3.1	3.1	3.1	3.0	3.0	3.3
Expected return on plan assets	4.8	4.9	5.1	—	—	—
Cash balance interest crediting rate	1.4	0.8	0.5	—	—	—

In selecting the appropriate discount rate for each plan, for pension and other postretirement plans in Canada, the U.S., the U.K., and other eurozone countries, we used spot rate yield curves and individual bond matching models. For other countries, we used published long-term high quality corporate bond indices with adjustments made to the index rates based on the duration of the plans’ obligation.

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium of equity or real estate over long-term bond yields in each relevant country. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term. The expected long-term rate of return on plan assets is 6.1% in fiscal 2024.

We provide unfunded health care and life insurance benefits to our retired employees in Canada, the U.S., the U.K., and Brazil, for which we paid $6 million, $6 million, and $7 million in fiscal 2023, 2022, and 2021, respectively. The assumed health care cost trend used for measurement purposes is 7.4% for fiscal 2024, decreasing gradually to 5.1% in 2033 and remaining at that level thereafter.

In addition, we provide post-employment benefits, including disability, early retirement, and continuation of benefits (medical, dental, and life insurance) to our former or inactive employees, which are accounted for on the accrual basis in accordance with ASC 712. As of March 31, 2023, other long–term liabilities and accrued expenses and other current liabilities on our consolidated balance sheets include $6 million and $5 million, respectively, for these benefits. Comparatively, as of March 31, 2022, other long–term liabilities and accrued expenses and other current liabilities on our consolidated balance sheets include $10 million and $5 million, respectively, for these benefits.

Investment Policy and Asset Allocation

The Company’s overall investment strategy is to achieve a mix of approximately 50% of investments for long-term growth (equities, real estate) and 50% for near-term benefit payments (debt securities, other) with a wide diversification of asset categories, investment styles, fund strategies, and fund managers. Since most of the defined benefit plans are closed to new entrants, we expect this strategy to gradually shift more investments toward near-term benefit payments.

F-56

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Each of our funded pension plans is governed by an Investment Fiduciary, who establishes an investment policy appropriate for the pension plan. The Investment Fiduciary is responsible for selecting the asset allocation for each plan, monitoring investment managers, monitoring returns versus benchmarks, and monitoring compliance with the investment policy. The targeted allocation ranges by asset class and the actual allocation percentages for each class are listed in the table below.

Asset Category	Target Allocation Ranges	Allocation in Aggregate as of March 31,
		2023	2022
Equity	10-45%	27%	32%
Fixed income	20-89%	37%	49%
Real estate	4-25%	7%	3%
Other	1-100%	29%	16%

Fair Value of Plan Assets

The following pension plan assets are measured and recognized at fair value on a recurring basis. See Note 19—Fair Value Measurements for a description of the fair value hierarchy. The U.S. and Canadian pension plan assets are invested exclusively in commingled funds and measured at net asset value, and the U.K., Switzerland, and South Korea pension plan assets are invested in both direct investments (Levels 1 and 2) and commingled funds (Level 2).

Pension Plan Assets

	March 31, 2023				March 31, 2022
in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed income	$101	$57	$—	$158	$112	$57	$—	$169
Cash and cash equivalents	4	—	—	4	8	—	—	8
Other	5	3	—	8	5	4	—	9
Investments measured at net asset value(1)	—	—	—	1,105	—	—	—	1,340

Total	$110	$60	$—	$1,275	$125	$61	$—	$1,526

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

16. CURRENCY LOSSES (GAINS)

The following currency losses are included in other expenses (income), net in the accompanying consolidated statements of operations.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
(Gains) losses on remeasurement of monetary assets and liabilities, net	$(33)	$5	$6
Losses (gains) recognized on balance sheet remeasurement currency exchange contracts, net	54	(4)	(3)

Currency losses, net	$21	$1	$3

F-57

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following currency losses are included in accumulated other comprehensive loss and noncontrolling interests in the accompanying consolidated balance sheets.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cumulative currency translation adjustment—beginning of period	$(166)	$(95)	$(309)
Effect of changes in exchange rates	(127)	(71)	244
Amounts reclassified from accumulated other comprehensive loss, net(1)	—	—	(30)

Cumulative currency translation adjustment—end of period	$(293)	$(166)	$(95)

(1)	Amounts reclassified from accumulated other comprehensive loss during fiscal 2021 are due to the sale of Duffel.

17. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

The following tables summarize the gross fair values of our financial instruments and commodity contracts as of March 31, 2023 and 2022.

	March 31, 2023
	Assets		Liabilities		Net Fair Value
in millions	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets/ (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$37	$—	$(31)	$—	$6
Currency exchange contracts	26	4	(19)	(1)	10
Energy contracts	3	—	(4)	—	(1)

Total derivatives designated as hedging instruments	$66	$4	$(54)	$(1)	$15
Derivatives not designated as hedging instruments:
Metal contracts	$66	$—	$(52)	$(2)	$12
Currency exchange contracts	13	3	(22)	(3)	(9)
Energy contracts	—	—	(2)	—	(2)

Total derivatives not designated as hedging instruments	$79	$3	$(76)	$(5)	$1

Total derivative fair value	$145	$7	$(130)	$(6)	$16

F-58

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2022
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets/ (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$10	$—	$(535)	$(7)	$(532)
Currency exchange contracts	30	8	(28)	(1)	9
Energy contracts	22	6	—	—	28

Total derivatives designated as hedging instruments	$62	$14	$(563)	$(8)	$(495)

Derivatives not designated as hedging instruments:
Metal contracts	$290	$3	$(372)	$(2)	$(81)
Currency exchange contracts	22	—	(24)	—	(2)
Energy contracts	3	—	—	—	3

Total derivatives not designated as hedging instruments	$315	$3	$(396)	$(2)	$(80)

Total derivative fair value	$377	$17	$(959)	$(10)	$(575)

(1)	The noncurrent portions of derivative assets and liabilities are included in other long–term assets and in other long–term liabilities, respectively, in the accompanying consolidated balance sheets.

Metal

We use derivative instruments to preserve our conversion margins and manage the timing differences associated with metal price lag. We use over-the-counter derivatives indexed to the LME (referred to as our “aluminum derivative forward contracts”) to reduce our exposure to fluctuating metal prices associated with the period of time between the pricing of our purchases of inventory and the pricing of the sale of that inventory to our customers, which is known as “metal price lag.” We also purchase forward LME aluminum contracts simultaneously with our sales contracts with customers that contain fixed metal prices. These LME aluminum forward contracts directly hedge the economic risk of future metal price fluctuations to better match the selling price of the metal with the purchase price of the metal. The volatility in local market premiums also results in metal price lag.

Price risk arises due to fluctuating aluminum prices between the time the sales order is committed and the time the order is shipped. We identify and designate certain LME aluminum forward purchase contracts as cash flow hedges of the metal price risk associated with our future metal purchases that vary based on changes in the price of aluminum. Generally, such exposures do not extend beyond one year in length. The average duration of those contracts is less than one year.

Price risk exposure arises due to the timing lag between the LME based pricing of raw material aluminum purchases and the LME based pricing of finished product sales. We identify and designate certain LME aluminum forward sales contracts as cash flow hedges of the metal price risk associated with our future metal sales that vary based on changes in the price of aluminum. Generally, such exposures do not extend beyond two years in length. The average duration of those contracts is less than one year.

In addition to aluminum, we entered into LME copper and zinc forward contracts, as well as local market premiums forward contracts. As of March 31, 2023 and March 31, 2022, the fair value of these contracts were an

F-59

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

asset of less than $1 million and $4 million, respectively. These contracts are undesignated, with an average duration of less than one year.

The following table summarizes our notional amount.

	March 31,
in kt	2023	2022
Hedge type
Purchase (sale)
Cash flow purchases	1	6
Cash flow sales	(699)	(910)
Not designated	(144)	(16)

Total, net	(842)	(920)

Foreign Currency

We use foreign exchange forward contracts and cross-currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations.

We use foreign currency contracts to hedge expected future foreign currency transactions, which include capital expenditures. These contracts cover the same periods as known or expected exposures. We had total notional amounts of $1.2 billion and $1.3 billion in outstanding foreign currency forwards designated as cash flow hedges as of March 31, 2023 and 2022, respectively.

As of March 31, 2023, and 2022, we had outstanding foreign currency exchange contracts with a total notional amount of $1.7 billion and $1.7 billion, respectively, to primarily hedge balance sheet remeasurement risk, which were not designated as hedges. Contracts representing the majority of this notional amount will mature by the first and second quarter of fiscal 2024 and offset the remeasurement impact.

Energy

We use natural gas forward purchase contracts to manage our exposure to fluctuating energy prices in North America. We had a notional of 7 million MMBtu designated as cash flow hedges as of March 31, 2023, and the fair value was liability of less than $1 million. There was a notional of 10 million MMBtu of natural gas forward purchase contracts designated as cash flow hedges as of March 31, 2022, and the fair value was an asset of $25 million. As of March 31, 2023 and 2022, we had notionals of less than 1 million MMBtu of forward contracts that were not designated as hedges. The fair value of forward contracts not designated as hedges as of March 31, 2023, was a liability of less than $1 million and as of March 31, 2022 was an asset of $2 million. The average duration of these contracts is two years in length.

We use diesel fuel forward purchase contracts to manage our exposure to fluctuating fuel prices in North America and Europe. We had a notional of 1 million gallons designated as cash flow hedges as of March 31, 2023, and the fair value was liability of less than $1 million. There was a notional of 4 million gallons designated as cash flow hedges as of March 31, 2022, and the fair value was an asset of $3 million. As of March 31, 2023, and 2022 we had notional of less than 1 million MT of forward contracts that were not designated as hedges. The fair value of forward contracts not designated as hedges as of March 31, 2023, was a liability of less than $1 million and as of March 31, 2022 was an asset of $1 million. The average duration of all diesel fuel forward purchase contracts is less than one year in length.

F-60

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Gain) Loss Recognition

The following table summarizes the (gains) losses associated with the change in fair value of derivative instruments not designated as hedges and the excluded portion of designated derivatives recognized in other expenses (income), net. (Gains) losses recognized in other line items in the consolidated statement of operations are separately disclosed within this footnote.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Derivative instruments not designated as hedges
Metal contracts	$63	$36	$34
Currency exchange contracts	58	(19)	(3)
Energy contracts(1)	(3)	(8)	(7)

Loss recognized in other expenses (income), net	$118	$9	$24

Derivative instruments designated as hedges
Gain recognized in other expenses (income), net(2)	$(4)	$—	$—

Total loss recognized in other expenses (income), net	$114	$9	$24

Losses (gains) recognized on balance sheet remeasurement currency exchange contracts, net	$54	$(4)	$(3)
Realized losses (gains), net	83	(15)	16
Unrealized (gains) losses on other derivative instruments, net	(23)	28	11

Total loss recognized in other expenses (income), net	$114	$9	$24

(1)	Includes amounts related to diesel and natural gas swaps not designated as hedges and electricity swap settlements.
(2)	Amount includes forward market premium/discount excluded from hedging relationship and releases to income from accumulated other comprehensive loss on balance sheet remeasurement contracts.

The following table summarizes the impact on accumulated other comprehensive loss and earnings of derivative instruments designated as cash flow and net investment hedges. Within the next twelve months, we expect to reclassify $22 million of gains from accumulated other comprehensive loss to earnings, before taxes.

	Amount of Gain (Loss) Recognized in Other comprehensive income (loss) (Effective Portion)			Amount of Gain (Loss) Recognized in Other expenses (income), net (Ineffective and Excluded Portion)
in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cash flow hedging derivatives
Metal contracts	$951	$(1,159)	$(274)	$—	$—	$—
Currency exchange contracts	(55)	6	(4)	4	1	—
Energy contracts	(2)	47	5	—	—	—

Total	$894	$(1,106)	$(273)	$4	$1	$—

F-61

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Gain (Loss) Reclassification

	Amount of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Income/(Expense) (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Earnings
in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Cash flow hedging derivatives
Energy contracts(1)	$32	$11	$(11)	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	—	9	(13)	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	332	(711)	(57)	Net sales
Currency exchange contracts	18	8	(45)	Cost of goods sold (exclusive of depreciation and amortization)
Currency exchange contracts	1	1	(4)	Selling, general and administrative expenses
Currency exchange contracts	(57)	(12)	3	Net sales
Currency exchange contracts	(5)	(3)	(2)	Depreciation and amortization

Total	321	(697)	(129)	Income from continuing operations before income tax provision
	(76)	181	36	Income tax provision

	$245	$(516)	$(93)	Net income from continuing operations

(1)	Includes amounts related to electricity, natural gas, and diesel swaps.

The following tables summarize the location and amount of gain (loss) that was reclassified from accumulated other comprehensive loss into earnings and the amount excluded from the assessment of effectiveness for the three months ended March 31, 2023, and March 31, 2022.

	Three Months Ended March 31, 2023
in millions	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other expenses (income), net
Gain (loss) on cash flow hedging relationships:
Metal commodity contracts:
Amount of gain reclassified from accumulated other comprehensive loss into income	$46	$—	$—	$—	$—
Energy commodity contracts:
Amount of gain reclassified from accumulated other comprehensive loss into income	$—	$5	$—	$—	$—
Foreign exchange contracts:
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	$(11)	$2	$—	$(1)	$—

F-62

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31, 2022
in millions	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other expenses (income), net
Gain (loss) on cash flow hedging relationships:
Metal commodity contracts:
Amount of (loss) reclassified from accumulated other comprehensive loss into income	$(262)	$—	$—	$—	$—
Energy commodity contracts:
Amount of gain reclassified from accumulated other comprehensive loss into income	$—	$5	$—	$—	$—
Foreign exchange contracts:
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	$(6)	$4	$1	$(1)	$—

18. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the change in the components of accumulated other comprehensive loss, excluding noncontrolling interests, for the periods presented.

in millions	Currency Translation	Cash Flow Hedges(1)	Postretirement Benefit Plans(2)	Total
Balance as of March 31, 2020	$(309)	$(26)	$(285)	$(620)
Other comprehensive income (loss) before reclassifications	244	(200)	114	158
Amounts reclassified from accumulated other comprehensive loss, net	(30)	93	33	96

Net current-period other comprehensive income (loss)	214	(107)	147	254

Balance as of March 31, 2021	$(95)	$(133)	$(138)	$(366)
Other comprehensive (loss) income before reclassifications	(71)	(818)	111	(778)
Amounts reclassified from accumulated other comprehensive loss, net(3)	—	516	8	524

Net current-period other comprehensive (loss) income	(71)	(302)	119	(254)

Balance as of March 31, 2022	$(166)	$(435)	$(19)	$(620)
Other comprehensive (loss) income before reclassifications	(127)	675	79	627
Amounts reclassified from accumulated other comprehensive loss, net	—	(245)	—	(245)

Net current-period other comprehensive (loss) income	(127)	430	79	382

Balance as of March 31, 2023	$(293)	$(5)	$60	$(238)

F-63

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	For additional information on our cash flow hedges, see Note 17—Financial Instruments and Commodity Contracts.
(2)	For additional information on our postretirement benefit plans, see Note 15—Postretirement Benefit Plans.
(3)	Amounts reclassified from accumulated other comprehensive loss related to currency translation are due to the sale of Duffel.

19. FAIR VALUE MEASUREMENTS

We record certain assets and liabilities, primarily derivative instruments, on our consolidated balance sheets at fair value. We also disclose the fair values of certain financial instruments, including debt and loans receivable, which are not recorded at fair value. Our objective in measuring fair value is to estimate an exit price in an orderly transaction between market participants on the measurement date. We consider factors such as liquidity, bid/offer spreads, and nonperformance risk, including our own nonperformance risk, in measuring fair value. We use observable market inputs wherever possible. To the extent observable market inputs are not available, our fair value measurements will reflect the assumptions used. We grade the level of the inputs and assumptions used according to a three-tier hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities we have the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for which there is little or no market data, which require us to develop our own assumptions based on the best information available as to what market participants would use in pricing the asset or liability.

The following describes the valuation methodologies we used to measure our various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Derivative Contracts

For certain derivative contracts with fair values based upon trades in liquid markets, such as aluminum, zinc, copper, foreign exchange, natural gas, and diesel fuel forward contracts and options, valuation model inputs can generally be verified and valuation techniques do not involve significant judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

The majority of our derivative contracts are valued using industry-standard models with observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices. We generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps, cross-currency swaps, foreign currency contracts, aluminum, copper, and zinc forward contracts, and natural gas and diesel fuel forward contracts.

For Level 2 and 3 of the fair value hierarchy, where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations (nonperformance risk). We regularly monitor these factors along with significant market inputs and assumptions used in our fair value measurements and evaluate the level of the valuation input according to the fair value hierarchy. This may result in a transfer between levels in the hierarchy from period to period. As of March 31, 2023 and March 31, 2022, we did not have any Level 1 derivative contracts. No amounts were transferred between levels in the fair value hierarchy.

F-64

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All of the Company’s derivative instruments are carried at fair value in the statements of financial position prior to considering master netting agreements. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

The following table presents our derivative assets and liabilities which were measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of March 31, 2023, and March 31, 2022. The table below also discloses the net fair value of the derivative instruments after considering the impact of master netting agreements.

	March 31,
	2023		2022
in millions	Assets	Liabilities	Assets	Liabilities
Level 2 instruments
Metal contracts	$103	$(85)	$303	$(916)
Currency exchange contracts	46	(45)	60	(53)
Energy contracts	3	(6)	31	—

Total level 2 instruments	$152	$(136)	$394	$(969)
Netting adjustment(1)	(72)	72	(236)	236

Total net	$80	$(64)	$158	$(733)

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions with the same counterparties.

In addition to our derivative assets and liabilities held at fair value, our consolidated balance sheet as of March 31, 2022 includes a Level 3 receivable related to the contingent consideration for the sale of Duffel to ALVANCE. Upon closing on September 30, 2020, we recorded a receivable at a fair value of €93 million ($109 million) measured based on the anticipated outcome, timeline of arbitration of greater than one year, and a discount rate of 5%. During the first quarter of fiscal 2022, Novelis marked all outstanding receivables related to the sale of Duffel to an estimated fair value of €45 million ($53 million), which resulted in a loss of €51 million ($61 million) recorded in loss from discontinued operations, net of tax. As further discussed in Note 3—Discontinued Operations, in December 2022, the Company reached an agreement with the current owner of Duffel, where the outstanding contingent consideration receivable was settled in exchange for €5 million ($5 million) in cash and a note receivable in the amount of €40 million ($41 million). The note receivable is not carried at fair value, but we will continue to assess its collectibility on a quarterly basis. The fair value of the note receivable is determined using Level 2 inputs and is materially consistent with the carrying value.

F-65

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments Not Recorded at Fair Value

The table below presents the estimated fair value of certain financial instruments not recorded at fair value on a recurring basis. The table excludes finance leases and short-term financial assets and liabilities for which we believe carrying value approximates fair value. We value long-term receivables and long-term debt using Level 2 inputs. Valuations are based on either market and/or broker ask prices when available or on a standard credit adjusted discounted cash flow model using market observable inputs.

	March 31,
	2023		2022
in millions	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term receivables from related parties	$3	$3	$1	$1
Total debt—third parties (excluding finance leases and short-term borrowings)	4,939	4,652	4,963	4,912

20. OTHER (INCOME) EXPENSES, NET

Other expenses (income), net consists of the following.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Currency losses, net(1)	$21	$1	$3
Unrealized (gains) losses on change in fair value of derivative instruments, net(2)	(23)	28	11
Realized losses (gains) on change in fair value of derivative instruments, net(2)	83	(15)	16
Gain on sale of business(3)	—	(15)	—
Loss on sale of assets, net	1	8	1
Loss (gain) on Brazilian tax litigation, net(4)	1	(85)	(1)
Interest income	(20)	(9)	(9)
Non-operating net periodic benefit cost(5)	(4)	(5)	33
Charitable contribution(6)	—	—	50
Other, net(7)	20	31	(1)

Other expenses (income), net	$79	$(61)	$103

(1)

Includes losses (gains) recognized on balance sheet remeasurement currency exchange contracts, net. See Note 16—Currency Losses (Gains) and Note 17—Financial Instruments and Commodity Contracts for further details.

(2)	See Note 17—Financial Instruments and Commodity Contracts for further details.
(3)

During the third quarter of fiscal 2022, Novelis sold 90% of its equity ownership in Saras Micro Devices, Inc., an early stage business founded by Novelis related to the development, design, manufacturing, and sale of aluminum-integrated passive devices for use in semiconductor and electronic systems. The sale resulted in a $15 million gain on sale of business. As part of this transaction, we received $9 million in cash upon close and approximately $6 million in deferred cash receipts.

(4)	See Note 22—Commitments and Contingencies for further details.
(5)	Represents net periodic benefit cost, exclusive of service cost, for the Company’s pension and other post-retirement benefit plans. For further details, refer to Note 15—Postretirement Benefit Plans.
(6)	Represents a charitable contribution for COVID-19 relief.

F-66

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(7)	Other, net for fiscal 2023, includes $10 million from the release of certain accrued expenses. Other, net for fiscal 2022, includes $18 million from the release of certain outstanding receivables.

21. INCOME TAXES

We are subject to Canadian and U.S. federal, state, and local income taxes as well as other foreign income taxes. The domestic (Canada) and foreign components of our income from continuing operations before income tax provision (and after removing our equity in net income of non-consolidated affiliates) are as follows.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Domestic (Canada)	$61	$106	$(15)
Foreign (all other countries)	729	1,185	710

Pre-tax income before equity in net income of non-consolidated affiliates	$790	$1,291	$695

The components of our income tax provision are as follows.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Current provision:
Domestic (Canada)	$3	$9	$6
Foreign (all other countries)	189	245	183

Total current	$192	$254	$189

Deferred provision:
Domestic (Canada)	$9	$(54)	$—
Foreign (all other countries)	(54)	81	49

Total deferred	$(45)	$27	$49

Income tax provision	$147	$281	$238

F-67

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the Canadian statutory tax rates to our effective tax rates are shown below.

in millions, except percentages	Fiscal 2023	Fiscal 2022	Fiscal 2021
Pre-tax income before equity in net income of non-consolidated affiliates	$790	$1,291	$695

Canadian statutory tax rate	25%	25%	25%

Provision at the Canadian statutory rate	$198	$323	$174
Increase (decrease) for taxes on income (loss) resulting from:
Exchange translation items	9	14	19
Exchange remeasurement of deferred income taxes	(4)	10	(5)
Change in valuation allowances	(36)	(66)	23
Tax credits	(36)	(46)	(23)
Income items not subject to tax	(13)	(15)	(1)
State tax expense, net	3	(2)	(5)
Enacted tax rate changes	3	(6)	(2)
Tax rate differences on foreign earnings	19	65	48
Uncertain tax positions	3	5	6
Prior year adjustments	(13)	(6)	(1)
Income tax settlements	—	—	4
Non-deductible expenses and other, net	14	5	1

Income tax provision	$147	$281	$238

Effective tax rate	19%	22%	34%

Our effective tax rate differs from the Canadian statutory rate for fiscal 2023 primarily due to the following factors: the results of operations taxed at foreign statutory tax rates that differ from the 25% Canadian tax rate, including withholding taxes; changes to the Brazilian real foreign exchange rate; changes in valuation allowances; and the availability of tax credits.

We earn tax credits in a number of the jurisdictions in which we operate. These are primarily composed of foreign tax credits in Canada of $21 million, empire zone credits in New York of $2 million, and R&D credits in the U.S. of $8 million. The impact on our income tax provision of credits during fiscal 2023 was a benefit of $36 million. However, legislation enacted in New York state on March 31, 2014, established a zero percent statutory income tax rate for manufacturers. As a result, the current year empire zone credits in New York are offset with a corresponding valuation allowance of $2 million.

Deferred Income Taxes

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes as well as the impact of available net operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

F-68

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Our deferred income tax assets and deferred income tax liabilities are as follows.

	March 31,
in millions	2023	2022
Deferred income tax assets:(1)
Provisions not currently deductible for tax purposes	$410	$505
Tax losses/benefit carryforwards, net	924	998
Depreciation and amortization	97	93
Other assets	38	28

Total deferred income tax assets	1,469	1,624
Less: valuation allowance	(711)	(763)

Net deferred income tax assets	$758	$861

Deferred income tax liabilities:(1)
Depreciation and amortization	$557	$555
Inventory valuation reserves	153	199
Monetary exchange gains, net	29	28
Other liabilities	141	79

Total deferred income tax liabilities	$880	$861

Net deferred income tax liabilities	$122	$—

(1)	Certain amounts for 2022 were reclassified to conform with current period presentation, specifically derivatives and pensions.

ASC 740 requires that we reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. After consideration of all evidence, both positive and negative, management concluded that it is more likely than not that we will be unable to realize a portion of our deferred tax assets and that valuation allowances of $711 million and $763 million were necessary as of March 31, 2023, and 2022, respectively.

We continue to maintain valuation allowances in Canada and certain foreign jurisdictions primarily related to tax losses where we believe it is more likely than not that we will be unable to utilize those losses. The following table summarizes changes in the valuation allowances.

in millions	Balance at Beginning of Period	Deductions	Acquisition(1)	Additions	Balance at End of Period
Fiscal 2023	$763	(57)	—	$5	$711
Fiscal 2022	821	(74)	—	16	763
Fiscal 2021	755	(12)	64	14	821

(1)	Related to the acquisition of Aleris.

During fiscal 2023, after considering all available evidence, we released a full valuation allowance on temporary items and tax attributes of legacy Aleris US entities in certain separate filer states and unitary filer states that require combined or separate reporting, resulting in an income tax benefit of $10 million. Positive evidence included a recent history of three-year cumulative earnings as of March 31, 2023, and forecasted taxable earnings based on operations. We also released a full valuation allowance on temporary items and tax attributes of Aleris Aluminum (Zhenjiang) Co. Ltd. based on current results and the expectation of future profitability, resulting in

F-69

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

an income tax benefit of $29 million. During fiscal 2022, after considering all available evidence, we released a portion of the Canadian valuation allowance, resulting in an income tax benefit of $73 million.

It is reasonably possible that our estimates of future taxable income may change within the next 12 months, resulting in a change to the valuation allowance in one or more jurisdictions.

As of March 31, 2023, we had net operating loss carryforwards of approximately $772 million (tax effected) and tax credit carryforwards of $152 million, which will be available to offset future taxable income and tax liabilities. The carryforwards began expiring in fiscal 2023. As of March 31, 2023, valuation allowances of $511 million, $113 million and $87 million had been recorded against net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets, respectively, where it appeared more likely than not that such benefits will not be realized. The net operating loss carryforwards are predominantly in Canada, the U.S., Germany, China, and Italy.

As of March 31, 2022, we had net operating loss carryforwards of approximately $846 million (tax effected) and tax credit carryforwards of $152 million, which will be available to offset future taxable income and tax liabilities. The carryforwards began expiring in fiscal 2022, with some amounts being carried forward indefinitely. As of March 31, 2022, valuation allowances of $538 million, $123 million, and $102 million had been recorded against net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets, respectively, where it appeared more likely than not that such benefits will not be realized. The net operating loss carryforwards are predominantly in Canada, the U.S., Germany, China, and Italy.

Although realization is not assured, management believes it is more likely than not that all the remaining net deferred tax assets will be realized. In the near term, the amount of deferred tax assets considered realizable could be reduced if we do not generate sufficient taxable income in certain jurisdictions.

As of March 31, 2023, we had cumulative earnings of approximately $4 billion for which we had not provided Canadian income tax or withholding taxes because we consider them to be indefinitely reinvested. We acknowledge that we would need to accrue and pay taxes should we decide to repatriate cash and short-term investments generated from earnings of our foreign subsidiaries that are considered indefinitely reinvested. Except for those jurisdictions where we have already distributed and paid taxes on the earnings, we have reinvested and expect to continue to reinvest undistributed earnings of foreign subsidiaries indefinitely. Cash and cash equivalents held by foreign subsidiaries that are indefinitely reinvested are used to cover expansion and short-term cash flow needs of such subsidiaries. The amounts considered indefinitely reinvested would be subject to possible Canadian taxation only if remitted as dividends. However, due to our valuation allowance position of $517 million in Canada, in excess of $443 million of net operating loss carryforwards, exempt surpluses for Canadian tax purposes, $34 million of tax credits, and other deferred tax assets of $84 million, a portion of the cumulative earnings would not be taxed if distributed. Due to the complex structure of our international holdings and the various methods available for repatriation, quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Tax Uncertainties

As of March 31, 2023, and 2022, the total amount of unrecognized benefits that, if recognized, would affect the effective income tax rate in future periods based on anticipated settlement dates is $73 million and $71 million, respectively.

Tax authorities continue to examine certain other of our tax filings for the fiscal year ended March 31, 2005, and the fiscal years ended March 31, 2013, through March 31, 2019. Our reserves for unrecognized tax benefits, as

F-70

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

well as reserves for interest and penalties, are expected to decrease in the next 12 months as a result of further settlement of audits, judicial decisions, the filing of amended tax returns, or the expiration of statutes of limitations. With few exceptions, tax returns for all jurisdictions for all tax years before 2005 are no longer subject to examination by taxing authorities.

Our policy is to record interest and penalties related to unrecognized tax benefits in income tax (benefit) provision on our consolidated statements of operations. As of March 31, 2023, 2022, and 2021, we accrued for interest and penalties of $9 million, $10 million, and $11 million, respectively. During fiscal 2022 and fiscal 2021, we recognized tax benefit of $2 million and tax expense of $2 million related to changes in accrued interest and penalties, respectively. During fiscal 2023, we had no tax expense or benefit related to changes in accrued interest and penalties. The main driver of the benefit realized in fiscal 2022 was the reduction in interest rate for uncertain tax positions in Germany as provided under proposed legislation.

The following table summarizes the changes in unrecognized tax benefits.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Beginning balance of unrecognized tax benefits	$71	$69	$27
Additions based on tax positions related to the current period	7	5	4
Additions based on tax positions of prior years(1)	28	2	39
Reductions based on tax positions of prior years (2)	(32)	(1)	(1)
Settlements	—	—	(1)
Foreign exchange	(1)	(4)	1

Ending Balance of unrecognized tax benefits	$73	$71	$69

(1)

Additions based on tax positions of prior years in fiscal 2021 includes $37 million from the acquisition of Aleris. Additions based on tax positions of prior years in fiscal year 2023 includes $19 million for Novelis Germany.

(2)	Reductions based on tax positions of prior years in fiscal 2023 includes $24 million for positions of Aleris Germany for years prior to the acquisition of Aleris.

Income Taxes Payable

Our accompanying consolidated balance sheets include income taxes payable, net of $108 million and $101 million as of March 31, 2023, and 2022, respectively. Of these amounts, $66 million and $67 million are reflected in accrued expenses and other current liabilities as of March 31, 2023, and 2022, respectively.

22. COMMITMENTS AND CONTINGENCIES

We are party to, and may in the future be involved in or subject to, disputes, claims, and proceedings arising in the ordinary course of our business, including some we assert against others, such as environmental, health and safety, product liability, employee, tax, personal injury, and other matters. For certain matters in which the Company is involved for which a loss is reasonably possible, we are unable to estimate a loss. For certain other matters for which a loss is reasonably possible and the loss is estimable, we have estimated the aggregated range of loss as $0 to $69 million. This estimated aggregate range of reasonably possible losses is based upon currently available information. The Company’s estimates involve significant judgment, and therefore, the estimate will change from time to time and actual losses may differ from the current estimate. We review the status of, and

F-71

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

estimated liability related to, pending claims and civil actions on a quarterly basis. The evaluation model includes all asserted and unasserted claims that can be reasonably identified, including claims relating to our responsibility for compliance with environmental, health and safety laws and regulations in the jurisdictions in which we operate or formerly operated. The estimated costs in respect of such reported liabilities are not offset by amounts related to insurance or indemnification arrangements unless otherwise noted.

Environmental Matters

We own and operate numerous manufacturing and other facilities in various countries around the world. Our operations are subject to environmental laws and regulations from various jurisdictions, which govern, among other things, air emissions; wastewater discharges; the handling, storage and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Future environmental, health and safety regulations may impose stricter compliance requirements on the industries in which we operate. Additional equipment or process changes at some of our facilities, and related capital expenditures, which may be material, may be needed to meet existing or future requirements. The cost of meeting these requirements may be significant. Failure to comply with such laws and regulations could subject us to administrative, civil, or criminal penalties; obligations to pay damages or other costs; and injunctions and other orders, including orders to cease operations.

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding our liability arising from the usage, storage, treatment, or disposal of hazardous substances and wastes at a number of sites in the U.S., as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil, certain countries in the European Union, and South Korea. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental, health and safety remediation, natural resource damages, third-party claims, and other expenses. In addition, we are, from time to time, subject to environmental, health and safety reviews and investigations by relevant governmental authorities.

We have established liabilities based on our estimates for currently anticipated costs associated with environmental matters. We estimate that the costs related to our environmental liabilities as of March 31, 2023, were $37 million, of which $19 million was related to undiscounted clean-up costs, $15 million was associated with an increase in environmental reserves, and $3 million was associated with restructuring actions. As of March 31, 2023, $19 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets. As of March 31, 2022, we reported $35 million of total environmental liabilities in our consolidated balance sheet.

Brazil Tax Litigation

Under a federal tax dispute settlement program established by the Brazilian government, we have settled several disputes with Brazil’s tax authorities regarding various forms of manufacturing taxes and social security contributions. In most cases, we are paying the settlement amounts over a period of 180 months, although in some cases we are paying the settlement amounts over a shorter period. Total settlement liabilities were $11 million and $18 million as of March 31, 2023, and March 31, 2022, respectively. As of March 31, 2023, $7 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets.

In addition to the disputes we have settled under the federal tax dispute settlement program, we are involved in several other unresolved tax and other legal claims in Brazil. Total liabilities for other disputes and claims were

F-72

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

$37 million and $38 million as of March 31, 2023, and March 31, 2022, respectively. As of March 31, 2023, $2 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets. Additionally, we have included in the range of reasonably possible losses disclosed above any unresolved tax disputes or other contingencies for which a loss is reasonably possible and estimable. The interest cost recorded on these settlement liabilities offset by interest earned on the cash deposits is reported in other expenses (income), net on the consolidated statements of operations.

During fiscal 2021, fiscal 2020, and fiscal 2019, we received multiple favorable rulings from the Brazilian court that recognized the right to exclude certain taxes from the tax base used to calculate contributions to the social integration program and social security contributions on gross revenues, also known as PIS and COFINS. As a result of these cases, we have the right to apply for tax credits for the amounts overpaid during specified tax years. These credits and corresponding interest can be used to offset various Brazilian federal taxes in future years.

The Brazilian Office of the Attorney General of the National Treasury sought clarification from the Brazilian Supreme Court of certain matters, including the calculation methodology (i.e. gross or net credit amount) and timing of these credits. Since the Brazilian Supreme Court had not yet confirmed the appropriate methodology when these favorable rulings were received, Novelis recorded this benefit in the corresponding periods based on the net credit amount.

However, during the first quarter of fiscal 2022, the Brazilian Supreme Court ruled that the credit should be calculated using the gross methodology for lawsuits filed prior to March 2017. As such, Novelis recorded additional income of $76 million in other expenses (income), net, $48 million of which is principal and $29 million is interest, related to PIS and COFINS for the years 2009 to 2017, net of $1 million in litigation expense.

During the third quarter of fiscal 2022, Novelis recorded $5 million of additional income in other expenses (income), net, $2 million of which is principal and $3 million of which is interest, related to PIS and COFINS for certain periods.

This income is subject to income taxes and therefore, resulted in the recognition of income of $64 million within net income.

The credit amounts, interest calculation, and supporting documentation are subject to further validation and scrutiny by tax authorities for five years after the credits are utilized. Thus, credits recognized may differ from these amounts.

In order to qualify for these credits, the Company is required to compile and present verifiable support validating the credits. During fiscal 2022, Novelis applied for and received official authorization from The Special Department of Federal Revenue of Brazil (“Receita Federal”) to use the PIS and COFINS credits related to certain periods. Novelis was able to utilize a majority of these credits to offset taxes to be paid in fiscal 2022 and anticipates utilizing the remaining credits in the first quarter of fiscal 2023.

Additionally, during fiscal 2022, Novelis received a final favorable decision to allow the treatment of sales to the Manaus Free Trade Zone (“Manaus”) as equivalent to exports that qualify for the tax benefit known as the Special Regime for Reinstatement of Tax Amounts to Exporting Companies (“Reintegra”), which confirmed Novelis’ right to calculate the benefit for these sales to Manaus since August 2011. As a result, during fiscal 2022, Novelis recorded a $12 million benefit, $8 million of which is principal recorded in net sales and

F-73

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

$4 million is interest recorded in other expenses (income), net. These credits and corresponding interest can be used to offset various Brazilian federal taxes in future years. The credit amounts, interest calculation, and supporting documentation are subject to further validation and scrutiny by tax authorities for five years after the credits are utilized. Thus, credits recognized may differ from these amounts.

23. SEGMENT, GEOGRAPHICAL AREA, MAJOR CUSTOMER AND MAJOR SUPPLIER INFORMATION

Segment Information

Due in part to the regional nature of supply and demand of aluminum rolled products and to best serve our customers, we manage our activities based on geographical areas and are organized under four operating segments: North America, Europe, Asia, and South America. All of our segments manufacture aluminum sheet and light gauge products. We also manufacture aluminum plate products in Europe and Asia.

The following is a description of our operating segments.

North America. Headquartered in Atlanta, Georgia, this segment operates 17 plants, including seven with recycling operations, in two countries.

Europe. Headquartered in Küsnacht, Switzerland, this segment operates 10 plants, including five with recycling operations, in four countries.

Asia. Headquartered in Seoul, South Korea, this segment operates four plants, including two with recycling operations, in two countries.

South America. Headquartered in São Paulo, Brazil, this segment operates two plants in Brazil, including one with recycling operations.

Net sales and expenses are measured in accordance with the policies and procedures described in Note 1—Business and Summary of Significant Accounting Policies.

We measure the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA provides a measure of our underlying segment results that is in line with our approach to risk management. We define Adjusted EBITDA as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net, except for foreign currency remeasurement hedging activities, which are included in Adjusted EBITDA; (e) impairment of goodwill; (f) (gain) loss on extinguishment of debt, net; (g) noncontrolling interests’ share; (h) adjustments to reconcile our proportional share of Adjusted EBITDA from non-consolidated affiliates to income as determined on the equity method of accounting; (i) restructuring and impairment, net; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) income (loss) from discontinued operations, net of tax; and (t) loss on sale of discontinued operations, net of tax.

Prior to fiscal 2023, we also utilized the term Segment Income to refer to Adjusted EBITDA. Both terms have the same definition and there is no difference in the composition or calculation of Adjusted EBITDA for the periods presented and Segment Income previously reported. Under ASC 280, Segment Reporting (“ASC 280”), our measure of segment profitability and financial performance of our operating segments is Adjusted EBITDA, and when used in this context, Adjusted EBITDA is a financial measure prepared in accordance with US GAAP.

F-74

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables that follow show selected segment financial information. “Eliminations and Other” includes eliminations and functions that are managed directly from our corporate office that have not been allocated to our operating segments as well as the adjustments for proportional consolidation and eliminations of intersegment net sales. The financial information for our segments includes the results of our affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP based measures, we must adjust proportional consolidation of each line item. The “Eliminations and Other” in net sales—third party includes the net sales attributable to our joint venture party, Tri-Arrows, for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP reporting purposes, but we manage our Logan affiliate on a proportionately consolidated basis. See Note 9—Consolidation and Note 10—Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these affiliates. Additionally, we eliminate intersegment sales and intersegment income for reporting on a consolidated basis.

Selected Segment Financial Information

in millions
Selected Operating Results	North America	Europe	Asia	South America	Eliminations and Other(1)	Total
Fiscal 2023
Net sales—third party	$7,550	$4,910	$2,824	$2,743	$459	$18,486
Net sales—intersegment	—	149	190	150	(489)	—

Net sales	$7,550	$5,059	$3,014	$2,893	$(30)	$18,486

Depreciation and amortization	$224	$160	$87	$81	$(12)	$540
Income tax provision (benefit)	(39)	(6)	8	125	59	147
Capital expenditures	484	136	99	75	(8)	786
March 31, 2023
Investment in and advances to non–consolidated affiliates	$—	$540	$337	$—	$—	$877
Total assets	4,867	4,166	2,417	2,155	759	14,364

in millions
Selected Operating Results	North America	Europe	Asia	South America	Eliminations and Other(1)	Total
Fiscal 2022
Net sales—third party	$6,735	$4,545	$2,916	$2,576	$377	$17,149
Net sales—intersegment	—	175	120	62	(357)	—

Net sales	$6,735	$4,720	$3,036	$2,638	$20	$17,149

Depreciation and amortization	$230	$173	$90	$80	$(23)	$550
Income tax (benefit) provision	48	38	61	174	(40)	281
Capital expenditures	172	104	88	88	(6)	446
March 31, 2022
Investment in and advances to non–consolidated affiliates	$—	$508	$324	$—	$—	$832
Total assets	5,084	4,535	2,627	2,115	735	15,096

F-75

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in millions
Selected Operating Results	North America	Europe	Asia	South America	Eliminations and Other	Total
Fiscal 2021
Net sales—third party	$4,551	$3,420	$2,167	$1,783	$355	$12,276
Net sales—intersegment	7	132	15	15	(169)	—

Net sales	$4,558	$3,552	$2,182	$1,798	$186	$12,276

Depreciation and amortization	$235	$173	$88	$71	$(24)	$543
Income tax provision	(27)	22	62	123	58	238
Capital expenditures	184	99	113	94	(5)	485

(1)	Total assets includes assets of discontinued operations.

The following table displays the reconciliation from net income attributable to our common shareholder to Adjusted EBITDA.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net income attributable to our common shareholder	$658	$954	$236
Net (loss) income attributable to noncontrolling interests	(1)	1	1
Income tax provision	147	281	238
Loss from discontinued operations, net of tax	2	63	51
Loss on sale of discontinued operations, net of tax	—	—	170

Income from continuing operations before income tax provision	806	1,299	696
Depreciation and amortization	540	550	543
Interest expense and amortization of debt issuance costs	274	227	267
Adjustment to reconcile proportional consolidation(1)	53	56	56
Unrealized (gains) losses on change in fair value of derivative instruments, net	(23)	28	11
Realized (gains) losses on derivative instruments not included in Adjusted EBITDA(2)	(4)	(2)	1
Gain on sale of a business(3)	—	(15)	—
Loss on extinguishment of debt, net	—	64	14
Restructuring and impairment, net	33	1	29
Loss on sale of assets, net	1	8	1
Purchase price accounting adjustments(4)	—	—	29
Metal price lag	130	(166)	6
Business acquisition and other related costs(5)	—	—	11
Other, net(6)	1	(5)	50

Adjusted EBITDA	$1,811	$2,045	$1,714

(1)

Adjustment to reconcile proportional consolidation relates to depreciation, amortization, and income taxes of our equity method investments. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision.

F-76

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	Realized (gains) losses on derivative instruments not included in Adjusted EBITDA represents foreign currency derivatives not related to operations.
(3)	Gain on sale of a business, net relates to Novelis’ sale of 90% of its equity ownership in Saras Micro Devices, Inc. See Note 20—Other (Income) Expenses, net for further details.
(4)	Purchase price accounting adjustments for fiscal 2021 primarily relates to the relief of the inventory step-up related to the acquired Aleris business.
(5)	Business acquisition and other related costs are primarily legal and professional fees associated with our acquisition of Aleris.
(6)

For fiscal 2022, other, net includes $36 million of interest income recognized as a result of Brazilian tax litigation settlements and interest income, partially offset by $18 million from the release of certain outstanding receivables. For fiscal 2021, other, net primarily relates to a charitable contribution for COVID-19 relief as well as interest income.

The following table displays Adjusted EBITDA by reportable segment.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
North America	$673	$685	$663
Europe	286	324	285
Asia	339	352	305
South America	522	681	449
Eliminations and Other	(9)	3	12

Adjusted EBITDA	$1,811	$2,045	$1,714

Geographical Area Information

As of March 31, 2023, we had 33 operating facilities in nine countries. Net sales are attributed to geographical areas based on the origin of the sale. Long-lived assets and other intangible assets are attributed to geographical areas based on asset location and exclude investments in and advances to our non-consolidated affiliates and goodwill.

Net sales by geographical area follows.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
United States	$7,861	$6,982	$4,782
Asia and Other Pacific	2,824	2,916	2,167
Brazil	2,743	2,576	1,783
Canada	148	130	124
Germany	4,323	4,003	3,015
Other Europe	587	542	405

Net sales	$18,486	$17,149	$12,276

F-77

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-lived assets and other intangible assets by geographical area follows.

	March 31,
in millions	2023	2022
United States	$2,593	$2,231
Asia and Other Pacific	857	927
Brazil	830	829
Canada	52	54
Germany	528	548
Other Europe	629	658

Long-lived assets and other intangible assets	$5,489	$5,247

Information about Product Sales, Major Customers, and Primary Supplier

Product Sales

The following table displays our net sales by product end market.

in millions	Fiscal 2023	Fiscal 2022	Fiscal 2021
Can	$8,873	$8,689	$6,191
Specialty	4,986	4,616	3,207
Automotive	3,885	3,324	2,512
Aerospace and industrial plate	742	520	366

Net sales	$18,486	$17,149	$12,276

Major Customers

The following table displays customers representing 10% or more of our net sales for any of the periods presented and their respective percentage of net sales.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Ball	16%	17%	15%

Primary Supplier

Rio Tinto is our primary supplier of metal inputs, including prime and sheet ingot. The table below shows our purchases from Rio Tinto as a percentage of our total combined metal purchases.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Purchases from Rio Tinto as a percentage of total combined metal purchases	8%	8%	8%

F-78

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Nine Months Ended December 31,
in millions	2023	2022
Net sales	$12,133	$14,089

Cost of goods sold (exclusive of depreciation and amortization)	10,287	12,199
Selling, general and administrative expenses	545	509
Depreciation and amortization	406	405
Interest expense and amortization of debt issuance costs	228	198
Research and development expenses	72	69
Loss on extinguishment of debt, net	5	—
Restructuring and impairment expenses, net	33	7
Equity in net loss (income) of non-consolidated affiliates	(1)	(14)
Other (income) expenses, net	(35)	67

	11,540	13,440

Income from continuing operations before income tax provision	593	649
Income tax provision (benefit)	159	146

Net income from continuing operations	434	503
Loss from discontinued operations, net of tax	—	(2)

Net income	434	501
Net loss attributable to noncontrolling interests	—	(1)

Net income attributable to our common shareholder	$434	$502

See accompanying notes to the condensed consolidated financial statements.

F-79

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

	Nine Months Ended December 31,
in millions	2023	2022
Net income	$434	$501
Other comprehensive income (loss):
Currency translation adjustment	61	(146)
Net change in fair value of effective portion of cash flow hedges	(74)	645
Net change in pension and other benefits	(10)	9

Other comprehensive income (loss) before income tax effect	(23)	508
Income tax provision (benefit) related to items of other comprehensive income (loss)	(21)	167

Other comprehensive income (loss), net of tax	(2)	341

Comprehensive income	432	842

Comprehensive loss attributable to noncontrolling interests, net of tax	(1)	(1)

Comprehensive income attributable to our common shareholder	$433	$843

See accompanying notes to the condensed consolidated financial statements.

F-80

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

in millions, except number of shares	December 31, 2023	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$787	$1,498
Accounts receivable, net
— third parties (net of allowance for credit losses of $7 and $5 as of December 31, 2023, and March 31, 2023, respectively)	1,973	1,751
— related parties	122	156
Inventories	2,677	2,729
Prepaid expenses and other current assets	160	178
Fair value of derivative instruments	136	145
Assets held for sale	1	3

Total current assets	5,856	6,460
Property, plant and equipment, net	5,498	4,900
Goodwill	1,076	1,076
Intangible assets, net	558	589
Investment in and advances to non-consolidated affiliates	918	877
Deferred income tax assets	145	166
Other long-term assets
— third parties	277	293
— related parties	3	3

Total assets	$14,331	$14,364

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$31	$88
Short-term borrowings	552	671
Accounts payable
— third parties	2,785	3,100
— related parties	266	277
Fair value of derivative instruments	173	130
Accrued expenses and other current liabilities	650	633

Total current liabilities	4,457	4,899
Long-term debt, net of current portion	4,883	4,881
Deferred income tax liabilities	263	288
Accrued postretirement benefits	540	554
Other long-term liabilities	302	288

Total liabilities	10,445	10,910

Commitments and contingencies
Shareholder’s equity:
Common stock, no par value; Unlimited number of shares authorized; 1,100 shares issued and outstanding as of December 31, 2023, and March 31, 2023	—	—
Additional paid-in capital	1,208	1,208
Retained earnings	2,906	2,472
Accumulated other comprehensive loss	(239)	(238)

Total equity of our common shareholder	3,875	3,442
Noncontrolling interests	11	12

Total equity	3,886	3,454

Total liabilities and equity	$14,331	$14,364

See accompanying notes to the condensed consolidated financial statements. Refer to Note 3 – Consolidation for information on our consolidated VIE.

F-81

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine Months Ended December 31,
in millions	2023	2022
OPERATING ACTIVITIES
Net income	$434	$501
Net loss from discontinued operations	—	(2)

Net income from continuing operations	$434	$503
Adjustments to determine net cash provided by operating activities:
Depreciation and amortization	406	405
Gain on unrealized derivatives and other realized derivatives in investing activities, net	(34)	(19)
Loss on sale or disposal of assets, net	4	1
Non-cash restructuring and impairment charges	24	5
Loss on extinguishment of debt, net	5	—
Deferred income taxes, net	12	(7)
Equity in net loss (income) of non-consolidated affiliates	(1)	(14)
Loss (gain) on foreign exchange remeasurement of debt	14	(8)
Amortization of debt issuance costs and carrying value adjustments	8	12
Other, net	3	—
Changes in assets and liabilities including assets and liabilities held for sale (net of effects from divestitures):
Accounts receivable	(183)	669
Inventories	61	(96)
Accounts payable	(355)	(1,061)
Other assets	43	(4)
Other liabilities	(21)	(65)

Net cash provided by operating activities – continuing operations	420	321

Net cash used in operating activities – discontinued operations	—	(12)

Net cash provided by operating activities	$420	$309

INVESTING ACTIVITIES
Capital expenditures	$(960)	$(462)
Acquisition of business and other investments, net of cash acquired	—	(4)
Proceeds from sales of assets, third party, net of transaction fees and hedging	—	2
Proceeds from the sale of a business	2	3
Proceeds (outflows) from investment in and advances to non-consolidated affiliates, net	3	(37)
Proceeds from the settlement of derivative instruments, net	9	5
Other	11	15

Net cash used in investing activities	$(935)	$(478)

FINANCING ACTIVITIES
Proceeds from issuance of long-term and short-term borrowings	$699	$—
Principal payments of long-term and short-term borrowings	(604)	(380)
Revolving credit facilities and other, net	(281)	749
Debt issuance costs	(3)	(6)
Return of capital to our common shareholder	—	(100)

Net cash (used in) provided by financing activities	$(189)	$263

Net (decrease) increase in cash, cash equivalents and restricted cash	(704)	94
Effect of exchange rate changes on cash	(6)	(39)
Cash, cash equivalents and restricted cash – beginning of period	1,511	1,084

Cash, cash equivalents and restricted cash – end of period	$801	$1,139

Cash and cash equivalents	$787	$1,126
Restricted cash (included in other long-term assets)	14	13

Cash, cash equivalents and restricted cash – end of period	$801	$1,139

Supplemental Disclosures:
Accrued capital expenditures as of December 31	$176	$125
Leased assets obtained in exchange for new operating lease liabilities	7	27

See accompanying notes to the condensed consolidated financial statements.

F-82

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (unaudited)

	Equity of our Common Shareholder
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
in millions, except number of shares	Shares	Amount
Balance as of March 31, 2022	1,100	$—	$1,308	$1,814	$(620)	$7	$2,509
Net income attributable to our common shareholder	—	—	—	502	—	—	502
Net loss attributable to noncontrolling interests	—	—	—	—	—	(1)	(1)
Currency translation adjustment included in other comprehensive income (loss)	—	—	—	—	(146)	—	(146)
Change in fair value of effective portion of cash flow hedges, net of tax provision of $165 included in other comprehensive income (loss)	—	—	—	—	480	—	480
Change in pension and other benefits, net of tax provision of $2 included in other comprehensive income (loss)	—	—	—	—	7	—	7
Return of capital to our common shareholder	—	—	(100)	—	—	—	(100)

Balance as of December 31, 2022	1,100	$—	$1,208	$2,316	$(279)	$6	$3,251

	Equity of our Common Shareholder
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of March 31, 2023	1,100	$—	$1,208	$2,472	$(238)	$12	$3,454
Net income attributable to our common shareholder	—	—	—	434	—	—	434
Currency translation adjustment included in other comprehensive income (loss)	—	—	—	—	61	—	61
Change in fair value of effective portion of cash flow hedges, net of tax benefit of $18 included in other comprehensive income (loss)	—	—	—	—	(56)	—	(56)
Change in pension and other benefits, net of tax benefit of $3 included in other comprehensive income (loss)	—	—	—	—	(6)	(1)	(7)

Balance as of December 31, 2023	1,100	$—	$1,208	$2,906	$(239)	$11	$3,886

See accompanying notes to the condensed consolidated financial statements.

F-83

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

References herein to “Novelis,” the “Company,” “we,” “our,” or “us” refer to Novelis Inc. and its subsidiaries unless the context specifically indicates otherwise. References herein to “Hindalco” refer to Hindalco Industries Limited. Hindalco acquired Novelis in May 2007. Effective September 1, 2022, Novelis Inc. and AV Metals, Inc. (which, prior to such date, was our sole shareholder and a wholly owned subsidiary of AV Minerals (Netherlands) N.V.) completed a plan of arrangement, pursuant to which AV Metals, Inc. merged with and into Novelis Inc., with Novelis Inc. surviving the merger. As of the effectiveness of the plan of arrangement, we are a direct, wholly owned subsidiary of AV Minerals (Netherlands) N.V. and indirectly of Hindalco. Prior to the effectiveness of the plan of arrangement, AV Metals, Inc. was a holding company, with its assets being comprised solely of its investment in Novelis, and without any operations. The plan of arrangement was a combination of entities under common control and resulted in a change in the reporting entity. The opening balance of common shares has been increased to 1,100 shares and additional paid-in capital has been increased and retained earnings reduced by $4 million in the earliest period presented.

All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kt is 1,000 metric tonnes.

Organization and Description of Business

We produce aluminum sheet and light gauge products for use in the packaging market, which includes beverage and food can and foil products, as well as for use in the automotive, transportation, aerospace, electronics, architectural, and industrial product markets. As of December 31, 2023, we had manufacturing operations in nine countries on four continents: North America, South America, Asia, and Europe, through 32 operating facilities, which may include any combination of hot or cold rolling, finishing, casting, or recycling capabilities. We have recycling operations in 14 of our operating facilities to recycle post-consumer aluminum, such as UBCs, and post-industrial aluminum, such as class scrap.

Basis of Presentation

The condensed consolidated balance sheet data as of March 31, 2023, was derived from the March 31, 2023, audited financial statements but does not include all disclosures required by U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes in our 2023 Form 10-K. Management believes that all adjustments necessary for the fair statement of results, consisting of normally recurring items, have been included in the unaudited condensed consolidated financial statements for the interim periods presented.

Consolidation Policy

Our condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and entities in which we have a controlling financial interest or are deemed to be the primary beneficiary. We eliminate intercompany accounts and transactions from our condensed consolidated financial statements.

We use the equity method to account for our investments in entities that we do not control but have the ability to exercise significant influence over operating and financial policies. Consolidated net income attributable to our common shareholder includes our share of the net income (loss) of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

detailed line items reported in the condensed consolidated financial statements for consolidated entities, compared to a two-line presentation of investment in and advances to non-consolidated affiliates and equity in net loss (income) of non-consolidated affiliates.

Supplier Finance Programs

The Company participates in supply chain finance programs under which participating suppliers may elect to sell some or all of their Novelis receivables to a third-party financial institution. Supplier participation in the programs is solely up to the supplier, and participating suppliers negotiate their arrangements directly with the financial institutions. The payment terms that we have with our suppliers under these programs range up to 180 days and are considered commercially reasonable. The Company has provided a guarantee in support of the obligations of certain of its subsidiaries under one of the supply chain finance programs currently in effect pursuant to which invoices receivable from Novelis originating in North America and South America are purchased and sold. In the ordinary course of business, the Company provides operating guarantees relating to the payment obligations of certain of its subsidiaries. The Company’s obligation under the guarantee referenced above is qualitatively the same as its guarantees supporting payment obligations of its subsidiaries.

On December 31, 2023, and March 31, 2023, confirmed supplier invoices that are outstanding and subject to the third-party programs included in accounts payable on the condensed consolidated balance sheets were $672 million and $801 million, respectively.

Restructuring Activities

Restructuring charges, which are recorded within restructuring and impairment expenses, net on our condensed consolidated statements of operations, include employee severance and benefit costs, impairments of certain assets, and other costs associated with exit activities. In October 2023, the Company approved the plan to close the cold rolling and finishing plant in Clayton, New Jersey, and the plant ceased operations in December 2023. As a result, in the third quarter of fiscal 2024, the Company recorded approximately $24 million in charges for restructuring activities related to the plant closure.

Use of Estimates and Assumptions

The preparation of our condensed consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The principal areas of judgment relate to (1) impairment of goodwill; (2) actuarial assumptions related to pension and other postretirement benefit plans; (3) tax uncertainties and valuation allowances; and (4) assessment of loss contingencies, including environmental and litigation liabilities. Future events and their effects cannot be predicted with certainty, and accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our condensed consolidated financial statements may change as new events occur, more experience is acquired, additional information is obtained, and our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Actual results could differ from the estimates we have used.

Recently Adopted Accounting Standards

On April 1, 2023, we adopted ASU 2022-04, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs, including the key terms of the

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

program, the amount of obligations outstanding at the end of the reporting period, and a description of where those obligations are presented in the balance sheet. If presented in more than one balance sheet line item, the amount in each line item should be disclosed. Further, effective April 1, 2024, a roll-forward of such amounts during the annual period should be presented. The adoption of this guidance resulted in enhanced disclosures regarding these programs (see Supplier Finance Programs above) and did not have a material impact on our consolidated financial condition, results of operations, or cash flows.

We did not adopt any other new accounting pronouncements during the nine months ended December 31, 2023, that had a material impact on our consolidated financial condition, results of operations, or cash flows.

Recently Issued Accounting Standards (Not Yet Adopted)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for all entities for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. We are currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU expands disclosures in an entity’s income tax rate reconciliation table and disclosures regarding cash taxes paid both in the U.S. and foreign jurisdictions. This ASU is effective for all entities for fiscal years beginning after December 15, 2024. We are currently evaluating this ASU to determine its impact on the Company’s disclosures.

2. INVENTORIES

Inventories consists of the following.

in millions	December 31, 2023	March 31, 2023
Finished goods	$661	$643
Work in process	1,224	1,303
Raw materials	500	505
Supplies	292	278

Inventories	$2,677	$2,729

3. CONSOLIDATION

Variable Interest Entity

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. An entity is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Logan is a consolidated joint venture in which we hold 40% ownership. Our joint venture partner is Tri-Arrows. Logan processes metal received from Novelis and Tri-Arrows and charges the respective partner a fee to cover

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

expenses. Logan is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Tri-Arrows to fund its operations. Novelis is considered the primary beneficiary and consolidates Logan since it has the power to direct activities that most significantly impact Logan’s economic performance, an obligation to absorb expected losses, and the right to receive benefits that could potentially be significant to the VIE.

Other than the contractually required reimbursements, we do not provide additional material support to Logan. Logan’s creditors do not have recourse to our general credit. There are significant other assets used in the operations of Logan that are not part of the joint venture, as they are directly owned and consolidated by Novelis or Tri-Arrows.

The following table summarizes the carrying value and classification of assets and liabilities owned by the Logan joint venture and consolidated in our condensed consolidated balance sheets.

in millions	December 31, 2023	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$3	$6
Accounts receivable, net	8	6
Inventories	154	149
Prepaid expenses and other current assets	12	7

Total current assets	177	168
Property, plant and equipment, net	86	63
Goodwill	12	12
Deferred income tax assets	37	37
Other long-term assets	4	6

Total assets	$316	$286

LIABILITIES
Current liabilities:
Accounts payable	$131	$90
Accrued expenses and other current liabilities	30	28

Total current liabilities	161	118
Accrued postretirement benefits	122	130
Other long-term liabilities	3	6

Total liabilities	$286	$254

4. INVESTMENT IN AND ADVANCES TO NON-CONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

Included in the accompanying condensed consolidated financial statements are transactions and balances arising from business we conducted with our equity method non-consolidated affiliates.

Alunorf

Alunorf is a joint venture investment between Novelis Deutschland GmbH, a subsidiary of Novelis, and Speira GmbH. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

voting, management control, and rights to use the production capacity of the facility. Alunorf tolls aluminum and charges the respective partner a fee to cover the associated expenses.

UAL

UAL is a joint venture investment between Novelis Korea Ltd., a subsidiary of Novelis, and Kobe. UAL is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Kobe. UAL is controlled by an equally represented board of directors in which neither entity has sole decision-making ability regarding production operations or other significant decisions. Furthermore, neither entity has the ability to take the majority share of production or associated costs over the life of the joint venture. Our risk of loss is limited to the carrying value of our investment in and inventory-related receivables from UAL. UAL’s creditors do not have recourse to our general credit. Therefore, UAL is accounted for as an equity method investment, and Novelis is not considered the primary beneficiary. UAL currently produces flat-rolled aluminum products exclusively for Novelis and Kobe. As of December 31, 2023, Novelis and Kobe both hold a 50% interest in UAL. During the nine months ended December 31, 2023, and December 31, 2022, we made additional contributions to UAL in the amount of $18 million and $20 million, respectively.

AluInfra

AluInfra is a joint venture investment between Novelis Switzerland SA, a subsidiary of Novelis, and Constellium SE. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder voting, management control, and rights to use the facility.

The following table summarizes the results of operations of our equity method non-consolidated affiliates in the aggregate and the nature and amounts of significant transactions we have with our non-consolidated affiliates. The amounts in the table below are disclosed at 100% of the operating results of these affiliates.

	Nine Months Ended December 31,
in millions	2023	2022
Net sales	$1,135	$1,344
Costs and expenses related to net sales	1,121	1,282
Income tax (benefit) provision	2	19

Net (loss) income	$12	$43

Purchases of tolling services from Alunorf	$223	$253

The following table describes related party balances in the accompanying condensed consolidated balance sheets. We had no other material related party balances with non-consolidated affiliates.

in millions	December 31, 2023	March 31, 2023
Accounts receivable, net — related parties	$122	$156
Other long-term assets — related parties	3	3
Accounts payable — related parties	266	277

Transactions with Hindalco

We occasionally have related party transactions with Hindalco. During the nine months ended December 31, 2023, we recorded net sales of $1 million between Novelis and Hindalco related primarily to sales of equipment

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

and other services. During the nine months ended December 31, 2022, we recorded net sales of less than $1 million between Novelis and Hindalco related primarily to sales of equipment and other services. As of December 31, 2023, and March 31, 2023, there was $1 million and $2 million, respectively, of outstanding accounts receivable, net — related parties net of accounts payable — related parties related to transactions with Hindalco.

Return of Capital

On August 1, 2023, the Board of Directors approved a return of capital to our common shareholder in an amount of up to $100 million, expected to be paid during fiscal 2024. The timing and the final amount are subject to changes based upon all final shareholder approvals.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

5. DEBT

Debt consists of the following.

	December 31, 2023				March 31, 2023
in millions	Interest Rates(1)	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value
Short-term borrowings	5.41%	$552	$—	$552	$671	$—	$671
Floating rate Term Loans, due January 2025		—	—	—	752	(7)	745
Floating rate Term Loans, due September 2026	7.00%	748	(4)	744	—	—	—
Floating rate Term Loans, due March 2028	7.50%	486	(6)	480	490	(6)	484
3.25% Senior Notes, due November 2026	3.25%	750	(6)	744	750	(8)	742
3.375% Senior Notes, due April 2029	3.375%	553	(8)	545	543	(8)	535
4.75% Senior Notes, due January 2030	4.75%	1,600	(19)	1,581	1,600	(22)	1,578
3.875% Senior Notes, due August 2031	3.875%	750	(8)	742	750	(9)	741
China Bank Loans, due August 2027	3.90%	59	—	59	64	—	64
1.8% Brazil Loan, due June 2023		—	—	—	30	—	30
1.8% Brazil Loan, due December 2023		—	—	—	20	—	20
Finance lease obligations and other debt, due through June 2028	2.97%	19	—	19	30	—	30

Total debt		$5,517	$(51)	$5,466	$5,700	$(60)	$5,640
Less: Short-term borrowings		(552)	—	(552)	(671)	—	(671)
Less: Current portion of long-term debt		(31)	—	(31)	(88)	—	(88)

Long-term debt, net of current portion		$4,934	$(51)	$4,883	$4,941	$(60)	$4,881

(1)

Interest rates are the stated rates of interest on the debt instrument (not the effective interest rate) as of December 31, 2023, and therefore exclude the effects of related interest rate swaps and accretion and amortization of debt issuance costs related to refinancing transactions and additional borrowings. We present stated rates of interest because they reflect the rate at which cash will be paid for future debt service.

(2)	Amounts include unamortized debt issuance costs, fair value adjustments, and debt discounts.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Principal repayment requirements for our total debt over the next five years and thereafter using exchange rates as of December 31, 2023, for our debt denominated in foreign currencies are as follows (in millions).

As of December 31, 2023	Amount
Short-term borrowings and current portion of long-term debt due within one year	$583
2 years	28
3 years	1,508
4 years	26
5 years	467
Thereafter	2,905

Total	$5,517

Short-Term Borrowings

As of December 31, 2023, our short-term borrowings totaled $552 million, which consisted of $238 million of borrowings on our ABL Revolver, $200 million in short-term Brazil loans, $67 million in bank overdrafts, and $47 million in short-term China loans (CNY 336 million). The weighted average interest rate on the short-term borrowings was 5.41% and 6.67% as of December 31, 2023, and March 31, 2023, respectively.

Term Loan Facility

As of December 31, 2023, we were in compliance with the covenants of our Term Loan Facility.

On March 31, 2023, Novelis amended the Term Loan Facility, primarily to modify the reference rate used to determine interest from LIBOR to SOFR. Beginning with the interest period commencing June 30, 2023, term loans under the Term Loan Facility accrue interest at SOFR plus a 0.15% credit spread adjustment plus a spread of 1.75% in the case of the 2020 Term Loans, or a spread of 2.00% in the case of the 2021 Term Loans. During fiscal 2021, the Company adopted the practical expedient for Reference Rate Reform related to its debt arrangements and as such, this amendment is treated as a continuation of the existing debt agreement and no gain or loss on the modification was recorded. The Company did not record any gains or losses on the conversion of the reference rate for the borrowings under the Term Loan Facility from LIBOR to SOFR.

In September 2023, Novelis amended the Term Loan Facility and borrowed $750 million of term loans (the “2023 Term Loans”). The proceeds of the 2023 Term Loan were used to repay the previously-issued term loans due January 2025 (the “2020 Term Loans”). The 2023 Term Loans mature on September 25, 2026, are subject to 0.25% quarterly amortization payments and accrue interest at SOFR plus 1.65%.

In accordance with ASC 470, Debt, the amendment was accounted for as a partial extinguishment of the 2020 Term Loans, whereby $482 million of the $750 million outstanding at the time of the transaction was deemed an extinguishment and $268 million was deemed a modification of debt. As a result of this transaction, we recorded a loss on extinguishment of debt of $5 million in the second quarter of fiscal 2024.

ABL Revolver

In April 2022, Novelis amended the ABL Revolver facility to increase the limit on committed letters of credit under the facility to $275 million. There were no material costs incurred or accounting impacts as a result of this amendment.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

In August 2022, Novelis amended the ABL Revolver facility to, among other things, increase the commitment under the ABL Revolver by $500 million to $2.0 billion and extend the maturity of the ABL Revolver until August 18, 2027. The amendment provides that new borrowings under the ABL Revolver facility made subsequent to the date of the amendment will incur interest at Term SOFR, EURIBOR, SONIA or SARON, as applicable based on the currency of the loan, plus a spread of 1.10% to 1.60% based on excess availability. The ABL Revolver facility also permits us to elect to borrow USD loans that accrue interest at a base rate (determined based on the greatest of one month Term SOFR plus 1.00%, a prime rate or an adjusted federal funds rate) plus a prime spread of 0.10% to 0.60% based on excess availability.

As of December 31, 2023, we had $238 million in borrowings under the ABL Revolver and were in compliance with debt covenants. We utilized $45 million of the ABL Revolver for letters of credit. We had availability of $1.2 billion on the ABL Revolver, including $230 million of remaining availability that can be utilized for letters of credit.

Senior Notes

The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by Novelis Inc. and certain of its subsidiaries. The Senior Notes contain customary covenants and events of default that will limit our ability and, in certain instances, the ability of certain of our subsidiaries to incur additional debt and provide additional guarantees; pay dividends or return capital beyond certain amounts and make other restricted payments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of certain of Novelis’ subsidiaries to pay dividends or make other distributions to Novelis or certain of Novelis’ subsidiaries, as applicable; engage in certain transactions with affiliates; enter into sale and leaseback transactions; designate subsidiaries as unrestricted subsidiaries; and consolidate, merge, or transfer all or substantially all of our assets and the assets of certain of our subsidiaries. During any future period in which either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. have assigned an investment grade credit rating to the Senior Notes and no default or event of default under the indenture has occurred and is continuing, certain of the covenants will be suspended. The Senior Notes include customary events of default, including a cross-acceleration event of default. The Senior Notes also contain customary call protection provisions for our bondholders that extend through November 2023 for the 3.25% Senior Notes due November 2026, through April 2024 for the 3.375% Senior Notes due April 2029, through January 2025 for the 4.75% Senior Notes due January 2030, and through August 2026 for the 3.875% Senior Notes due August 2031.

As of December 31, 2023, we were in compliance with the covenants of our Senior Notes.

6. SHARE-BASED COMPENSATION

During the nine months ended December 31, 2023, we granted 1,969,209 Hindalco phantom RSUs and 2,620,019 Hindalco SARs. Total share-based compensation expense was $27 million and $13 million for the nine months ended December 31, 2023, and December 31, 2022, respectively. As of December 31, 2023, the outstanding liability related to share-based compensation was $35 million.

The cash payments made to settle all Hindalco SAR liabilities were $5 million and $8 million in the nine months ended December 31, 2023, and 2022, respectively. Total cash payments made to settle RSUs were $13 million and $15 million in the nine months ended December 31, 2023, and 2022, respectively. As of December 31, 2023, unrecognized compensation expense related to the non-vested Hindalco SARs (assuming all future performance criteria are met) and the RSUs was $10 million and $22 million, respectively. The unrecognized expense related to the non-vested Hindalco SARs and the RSUs is expected to be recognized over weighted average periods of 1.3 years and 1.4 years, respectively.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

7. POSTRETIREMENT BENEFIT PLANS

The Company recognizes actuarial gains and losses and prior service costs in the condensed consolidated balance sheet and recognizes changes in these amounts during the year in which changes occur through other comprehensive income (loss). The Company uses various assumptions when computing amounts relating to its defined benefit pension plan obligations and their associated expenses (including the discount rate and the expected rate of return on plan assets).

Components of net periodic benefit cost for all of our postretirement benefit plans are shown in the table below.

	Pension Benefit Plans		Other Benefit Plans
	Nine Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022
Service cost	$17	$20	$2	$3
Interest cost	57	47	5	4
Expected return on assets	(59)	(54)	—	—
Amortization — losses, net	(1)	6	(2)	(1)
Amortization — prior service credit, net	(1)	(1)	(3)	(2)

Net periodic benefit cost(1)	$13	$18	$2	$4

(1)

Service cost is included within cost of goods sold (exclusive of depreciation and amortization) and selling, general and administrative expenses, while all other cost components are recorded within other (income) expenses, net.

The average expected long-term rate of return on all plan assets is 6.1% in fiscal 2024.

Employer Contributions to Plans

For pension plans, our policy is to fund an amount required to provide for contractual benefits attributed to service to date and amortize unfunded actuarial liabilities typically over periods of 15 years or less. We also participate in savings plans in Canada and the U.S., as well as defined contribution pension plans in the U.S., the U.K., Canada, Germany, Italy, Switzerland, and Brazil. We contributed the following amounts to all plans.

	Nine Months Ended December 31,
in millions	2023	2022
Funded pension plans	$23	$10
Unfunded pension plans	11	12
Savings and defined contribution pension plans	44	40

Total contributions	$78	$62

During the remainder of fiscal 2024, we expect to contribute an additional $6 million to our funded pension plans, $6 million to our unfunded pension plans, and $13 million to our savings and defined contribution pension plans.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

8. CURRENCY LOSSES (GAINS)

The following currency losses are included in other (income) expenses, net in the accompanying condensed consolidated statements of operations.

	Nine Months Ended December 31,
in millions	2023	2022
Losses (gains) on remeasurement of monetary assets and liabilities, net	$39	$(28)
(Gains) losses recognized on balance sheet remeasurement currency exchange contracts, net	(27)	46

Currency losses, net	$12	$18

9. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

The following tables summarize the gross fair values of our financial instruments and commodity contracts as of the periods presented.

	December 31, 2023
	Assets		Liabilities		Net Fair Value
in millions	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets / (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$12	$—	$(83)	$(3)	$(74)
Currency exchange contracts	27	4	(5)	(1)	25
Energy contracts	—	1	(4)	—	(3)
Interest rate swap contracts	—	—	—	(8)	(8)

Total derivatives designated as hedging instruments	$39	$5	$(92)	$(12)	$(60)
Derivatives not designated as hedging instruments:
Metal contracts	$65	$1	$(65)	$(2)	$(1)
Currency exchange contracts	32	1	(15)	—	18
Energy contracts	—	—	(1)	—	(1)

Total derivatives not designated as hedging instruments	$97	$2	$(81)	$(2)	$16

Total derivative fair value	$136	$7	$(173)	$(14)	$(44)

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	March 31, 2023
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets / (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$37	$—	$(31)	$—	$6
Currency exchange contracts	26	4	(19)	(1)	10
Energy contracts	3	—	(4)	—	(1)

Total derivatives designated as hedging instruments	$66	$4	$(54)	$(1)	$15
Derivatives not designated as hedging instruments:
Metal contracts	$66	$—	$(52)	$(2)	$12
Currency exchange contracts	13	3	(22)	(3)	(9)
Energy contracts	—	—	(2)	—	(2)

Total derivatives not designated as hedging instruments	$79	$3	$(76)	$(5)	$1

Total derivative fair value	$145	$7	$(130)	$(6)	$16

(1)

The noncurrent portions of derivative assets and liabilities are included in other long-term assets and other long-term liabilities, respectively, in the accompanying condensed consolidated balance sheets.

Metal

We use derivative instruments to preserve our conversion margins and manage the timing differences associated with metal price lag. We use over-the-counter derivatives indexed to the LME (referred to as our “aluminum derivative forward contracts”) to reduce our exposure to fluctuating metal prices associated with the period of time between the pricing of our purchases of inventory and the pricing of the sale of that inventory to our customers, which is known as “metal price lag.” We also purchase forward LME aluminum contracts simultaneously with our sales contracts with customers that contain fixed metal prices. These LME aluminum forward contracts directly hedge the economic risk of future metal price fluctuations to better match the selling price of the metal with the purchase price of the metal. The volatility in LMPs also results in metal price lag.

Price risk arises due to fluctuating aluminum prices between the time the sales order is committed and the time the order is shipped. We identify and designate certain LME aluminum forward purchase contracts as cash flow hedges of the metal price risk associated with our future metal purchases that vary based on changes in the price of aluminum. Generally, such exposures do not extend beyond three years in length. The average duration of those contracts is one year.

Price risk exposure arises due to the timing lag between the LME based pricing of raw material aluminum purchases and the LME based pricing of finished product sales. We identify and designate certain LME aluminum forward sales contracts as cash flow hedges of the metal price risk associated with our future metal sales that vary based on changes in the price of aluminum. Generally, such designated exposures do not extend beyond two years in length. The average duration of those contracts is less than one year.

In addition to aluminum, we entered into LME copper and zinc forward contracts, as well as LMP forward contracts. As of December 31, 2023, and March 31, 2023, the fair value of these contracts represented an asset of

F-95

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

$2 million and an asset of less than $1 million, respectively. These contracts are undesignated, with an average duration of one year.

The following table summarizes our notional amount.

in kt	December 31, 2023	March 31, 2023
Hedge type
Purchase (sale)
Cash flow purchases	—	1
Cash flow sales	(754)	(699)
Not designated	(242)	(144)

Total, net	(996)	(842)

Foreign Currency

We use foreign exchange forward contracts and cross-currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations.

We use foreign currency contracts to hedge expected future foreign currency transactions, which include capital expenditures. These contracts cover the same periods as known or expected exposures. We had total notional amounts of $1 billion and $1.2 billion in outstanding foreign currency forwards designated as cash flow hedges as of December 31, 2023, and March 31, 2023, respectively.

As of December 31, 2023, and March 31, 2023, we had outstanding foreign currency exchange contracts with a total notional amount of $1.4 billion and $1.7 billion, respectively, to primarily hedge balance sheet remeasurement risk, which were not designated as hedges. Contracts representing the majority of this notional amount will mature by the fourth quarter of fiscal 2024 and offset the remeasurement impact.

Interest rate

We use interest rate swaps to partially manage our exposure to changes in the SOFR interest rate, which impacts our variable-rate debt. During this fiscal year we entered into several interest rate swaps to convert $400 million of our variable rate exposure to a weighted average fixed rate of 4.4%. These interest rate swaps, designated as cash flow hedges, are effective from September 2023 through March 31, 2027.

Energy

We use natural gas forward purchase contracts to manage our exposure to fluctuating energy prices in North America. We had a notional of 8 million MMBtu designated as cash flow hedges as of December 31, 2023, and the fair value was a liability of $3 million. There was a notional of 7 million MMBtu of natural gas forward purchase contracts designated as cash flow hedges as of March 31, 2023, and the fair value was a liability of less than $1 million. As of December 31, 2023, we had a notional of less than 1 million MMBtu forward contracts that were not designated as hedges, and the fair value was a liability of less than $1 million. As of March 31, 2023, we had a notional of less than 1 million MMBtu and the fair value was a liability of less than $1 million. The average for all natural gas contracts is less than three years in length.

We use diesel fuel forward purchase contracts to manage our exposure to fluctuating fuel prices in North America and Europe. We had a notional of less than 1 million gallons designated as cash flow hedges as of

F-96

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

December 31, 2023, and the fair value was a liability of less than $1 million. There was a notional of 1 million gallons designated as cash flow hedges as of March 31, 2023, and the fair value was a liability of less than $1 million. As of December 31, 2023, we had a notional of less than 1 million metric tonnes not designated as hedges, and the fair value was a liability of $1 million. As of March 31, 2023, we had a notional of less than 1 million metric tonnes of forward contracts that were not designated as hedges, and the fair value was a liability of less than $1 million. The average duration for all diesel fuel contracts is one year in length.

(Gain) Loss Recognition

The following table summarizes the (gains) losses associated with the change in fair value of derivative instruments not designated as hedges and the excluded portion of designated derivatives recognized in other (income) expenses, net. (Gains) losses recognized in other line items in the condensed consolidated statement of operations are separately disclosed within this footnote.

	Nine Months Ended December 31
in millions	2023	2022
Derivative instruments not designated as hedges
Metal contracts	$(42)	$54
Currency exchange contracts	(31)	52
Energy contracts(1)	—	(4)

(Gain) loss recognized in other (income) expenses, net	(73)	102
Derivative instruments designated as hedges
Loss (gain) recognized in other (income) expenses, net(2)	(1)	(5)

Total (gain) loss recognized in other (income) expenses, net	$(74)	$97

(Gains) losses recognized on balance sheet remeasurement currency exchange contracts, net	$(27)	$46
Realized (gains) losses on change in fair value of derivative instruments, net	(51)	71
Unrealized (gains) losses on change in fair value of derivative instruments, net	4	(20)

Total (gain) loss recognized in other (income) expenses, net	$(74)	$97

(1)	Includes amounts related to natural gas and diesel swaps not designated as hedges and electricity swap settlements.
(2)	Amount includes forward market premium/discount excluded from hedging relationship and releases to income from accumulated other comprehensive loss on balance sheet remeasurement contracts.

F-97

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The following tables summarize the impact on accumulated other comprehensive loss and earnings of derivative instruments designated as cash flow hedges. Within the next 12 months, we expect to reclassify $52 million of losses from accumulated other comprehensive loss to earnings, before taxes.

	Amount of Gain (Loss) Recognized in Other comprehensive income (loss) (Effective Portion)
	Nine Months Ended December 31,
in millions	2023	2022
Cash flow hedging derivatives
Metal contracts	$78	$968
Currency exchange contracts	22	(56)
Energy contracts	(5)	8
Interest rate swap contracts	(7)	—

Total	$88	$920

Gain (Loss) Reclassification

	Amount of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Income/(Expense) (Effective Portion)
	Nine Months Ended December 31,		Location of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Earnings
in millions	2023	2022
Cash flow hedging derivatives
Energy contracts(1)	$(3)	$27	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	3	—	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	166	286	Net sales
Currency exchange contracts	12	16	Cost of goods sold (exclusive of depreciation and amortization)
Currency exchange contracts	1	1	Selling, general and administrative expenses
Currency exchange contracts	(14)	(46)	Net sales
Currency exchange contracts	(3)	(4)	Depreciation and amortization
Interest rate swap contracts	1	—	Interest expense and amortization of debt issuance costs

Total	$163	$280	Income from continuing operations before income tax provision
	(43)	(64)	Income tax benefit

	$120	$216	Net income from continuing operations

(1)	Includes amounts related to electricity, natural gas, and diesel swaps.

The entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is included in other comprehensive (loss) income and reclassified to earnings in the period in which earnings are

F-98

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

impacted by the hedged items or in the period that the transaction becomes probable of not occurring. There was no amount excluded from the assessment of effectiveness recognized in earnings for the periods ended December 31, 2023, and 2022.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following tables summarize the change in the components of accumulated other comprehensive loss, excluding noncontrolling interests, for the periods presented.

	Currency Translation	Cash Flow Hedges(1)	Postretirement Benefit Plans(2)	Total
Balance as of March 31, 2023	$(293)	$(5)	$60	$(238)
Other comprehensive income (loss) before reclassifications	61	64	(1)	124
Amounts reclassified from accumulated other comprehensive loss, net	—	(120)	(5)	(125)

Net current-period other comprehensive income (loss)	61	(56)	(6)	(1)

Balance as of December 31, 2023	$(232)	$(61)	$54	$(239)

	Currency Translation	Cash Flow Hedges(1)	Postretirement Benefit Plans(2)	Total
Balance as of March 31, 2022	$(166)	$(435)	$(19)	$(620)
Other comprehensive (loss) income before reclassifications	(146)	696	8	558
Amounts reclassified from accumulated other comprehensive loss, net	—	(216)	(1)	(217)

Net current-period other comprehensive (loss) income	(146)	480	7	341

Balance as of December 31, 2022	$(312)	$45	$(12)	$(279)

(1)	For additional information on our cash flow hedges, see Note 9 – Financial Instruments and Commodity Contracts.
(2)	For additional information on our postretirement benefit plans, see Note 7 – Postretirement Benefit Plans.

11. FAIR VALUE MEASUREMENTS

We record certain assets and liabilities, primarily derivative instruments, on our condensed consolidated balance sheets at fair value. We also disclose the fair values of certain financial instruments, including debt and loans receivable, which are not recorded at fair value. Our objective in measuring fair value is to estimate an exit price in an orderly transaction between market participants on the measurement date. We consider factors such as liquidity, bid/offer spreads, and nonperformance risk, including our own nonperformance risk, in measuring fair value. We use observable market inputs wherever possible. To the extent observable market inputs are not available, our fair value measurements will reflect the assumptions used. We grade the level of the inputs and assumptions used according to a three-tier hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities we have the ability to access at the measurement date.

F-99

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for which there is little or no market data, which require us to develop our own assumptions based on the best information available as to what market participants would use in pricing the asset or liability.

The following section describes the valuation methodologies we used to measure our various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Derivative Contracts

For certain derivative contracts with fair values based upon trades in liquid markets, such as aluminum, zinc, copper, foreign exchange, natural gas, and diesel fuel forward contracts and options, valuation model inputs can generally be verified and valuation techniques do not involve significant judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

The majority of our derivative contracts are valued using industry-standard models with observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices. We generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps, cross-currency swaps, foreign currency contracts, aluminum, copper, and zinc forward contracts, and natural gas and diesel fuel forward contracts.

For Level 2 and 3 of the fair value hierarchy, where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations (nonperformance risk). We regularly monitor these factors along with significant market inputs and assumptions used in our fair value measurements and evaluate the level of the valuation input according to the fair value hierarchy. This may result in a transfer between levels in the hierarchy from period to period. As of December 31, 2023, and March 31, 2023, we did not have any Level 1 or Level 3 derivative contracts. No amounts were transferred between levels in the fair value hierarchy.

All of the Company’s derivative instruments are carried at fair value in the statements of financial position prior to considering master netting agreements. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

The following table presents our derivative assets and liabilities which were measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2023, and March 31, 2023. The table below also discloses the net fair value of the derivative instruments after considering the impact of master netting agreements.

	December 31, 2023		March 31, 2023
in millions	Assets	Liabilities	Assets	Liabilities
Level 2 instruments:
Metal contracts	$78	$(153)	$103	$(85)
Currency exchange contracts	64	(21)	46	(45)
Energy contracts	1	(5)	3	(6)
Interest rate swap contracts	—	(8)	—	—

Total level 2 instruments	$143	$(187)	$152	$(136)
Netting adjustment(1)	(68)	68	(72)	72

Total net	$75	$(119)	$80	$(64)

F-100

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions with the same counterparties.

Financial Instruments Not Recorded at Fair Value

The table below presents the estimated fair value of certain financial instruments not recorded at fair value on a recurring basis. The table excludes finance leases and short-term financial assets and liabilities for which we believe carrying value approximates fair value. We value long-term receivables and long-term debt using Level 2 inputs. Valuations are based on either market and/or broker ask prices when available or on a standard credit adjusted discounted cash flow model using market observable inputs.

	December 31, 2023		March 31, 2023
in millions	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term receivables from related parties	$3	$3	$3	$3
Total debt — third parties (excluding finance leases and short-term borrowings)	4,895	4,740	4,939	4,652

Additionally, our condensed consolidated balance sheet as of December 31, 2023 includes a note receivable in the amount of $44 million. The note receivable is not carried at fair value, but we assess its collectability on a quarterly basis. The fair value of the note receivable is determined using Level 2 inputs and is materially consistent with the carrying value.

12. OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net consists of the following.

	Nine Months Ended December 31,
in millions	2023	2022
Currency losses, net(1)	$12	$18
Unrealized (gains) losses on change in fair value of derivative instruments, net(2)	4	(20)
Realized (gains) losses on change in fair value of derivative instruments, net(2)	(51)	71
Loss on sale or disposal of assets, net	4	1
Loss on Brazilian tax litigation, net(3)	—	1
Interest income	(17)	(14)
Non-operating net periodic benefit cost(4)	(4)	(1)
Other, net	17	11

Other (income) expenses, net	$(35)	$67

(1)	Includes losses recognized on balance sheet remeasurement currency exchange contracts, net. See Note 8 – Currency Losses (Gains) for further details.
(2)	See Note 9 – Financial Instruments and Commodity Contracts for further details.
(3)	See Note 14 – Commitments and Contingencies for further details.
(4)	Represents net periodic benefit cost, exclusive of service cost for the Company’s pension and other post-retirement plans. For further details, refer to Note 7 – Postretirement Benefit Plans.

F-101

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

13. INCOME TAXES

For the nine months ended December 31, 2023, our effective tax rate differs from the Canadian statutory rate primarily due to the full-year forecasted effective tax rate that takes into account income taxed at rates that differ from the 25% Canadian rate, including withholding taxes, offset by the availability of tax credits and income not subject to tax. For the nine months ended December 31, 2022, our effective tax rate differs from the Canadian statutory rate primarily due to the full-year forecasted effective tax rate taking into account income taxed at rates that differ from the 25% Canadian rate, including withholding taxes, changes to the Brazilian real foreign exchange rate, the availability of tax credits, and the change in valuation allowance. The change in valuation allowance is mainly attributable to the release of the full valuation allowance on temporary items and tax attributes of legacy Aleris entities in certain separate filer states and unitary filer states that require combined or separate reporting, resulting in a benefit of $11 million.

As of December 31, 2023, we had a net deferred tax liability of $118 million. This amount included gross deferred tax assets of approximately $1.4 billion and a valuation allowance of $708 million. It is reasonably possible that our estimates of future taxable income may change within the next twelve months resulting in a change to the valuation allowance in one or more jurisdictions.

Tax Uncertainties

Certain tax filings for fiscal years 2007 through 2020 are subject to tax examinations and judicial and administrative proceedings. As a result of further settlement of audits, judicial decisions, the filing of amended tax returns, or the expiration of statutes of limitations, our reserves for unrecognized tax benefits, as well as reserves for interest and penalties, may change in the next 12 months. With few exceptions, tax returns for all jurisdictions for all tax years before 2007 are no longer subject to examination by taxing authorities or subject to any judicial or administrative proceedings. In September 2023, we received a settlement offer for certain tax audits of Aleris Germany that were previously negotiated. We paid the settlement and filed amended returns to reflect the settlement in December 2023. We expect a net cash payment for the Aleris Germany audit in fiscal 2024 of $8 million. During the nine months ended December 31, 2023, certain other estimates and assumptions associated with uncertain tax positions also changed, none of which had a material impact on our financial statements for any periods presented.

14. COMMITMENTS AND CONTINGENCIES

We are party to and may in the future be involved in or subject to disputes, claims, and proceedings arising in the ordinary course of our business, including some we assert against others, such as environmental, health and safety, product liability, employee, tax, personal injury, and other matters. For certain matters in which the Company is involved in for which a loss is reasonably possible, we are unable to estimate a loss. For certain other matters for which a loss is reasonably possible and the loss is estimable, we have estimated the aggregated range of loss as $0 to $69 million. This estimated aggregate range of reasonably possible losses is based upon currently available information. The Company’s estimates involve significant judgment. Therefore, the estimate will change from time to time and actual losses may differ from the current estimate. We review the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The evaluation model includes all asserted and unasserted claims that can be reasonably identified, including claims relating to our responsibility for compliance with environmental, health and safety laws and regulations in the jurisdictions in which we operate or formerly operated. The estimated costs in respect of such reported liabilities are not offset by amounts related to insurance or indemnification arrangements unless otherwise noted.

F-102

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Environmental Matters

We have established liabilities based on our estimates for currently anticipated costs associated with environmental matters. We estimate that the costs related to our environmental liabilities as of December 31, 2023, and March 31, 2023, were $35 million and $37 million, respectively. Of the total $35 million as of December 31, 2023, $15 million is associated with an environmental reserve, $17 million is associated with undiscounted environmental clean-up costs, and $3 million is associated with restructuring actions. As of December 31, 2023, $18 million is included in accrued expenses and other current liabilities and the remainder is within other long-term liabilities in our accompanying condensed consolidated balance sheets.

Brazilian Tax Litigation

Under a federal tax dispute settlement program established by the Brazilian government, we have settled several disputes with Brazil’s tax authorities regarding various forms of manufacturing taxes and social security contributions. In most cases, we are paying the settlement amounts over a period of 180 months, however, in some cases we pay the settlement amounts over a shorter period. Total settlement liabilities as of December 31, 2023, and March 31, 2023, were $6 million and $11 million, respectively. As of December 31, 2023, the $6 million is included within accrued expenses and other current liabilities in our accompanying condensed consolidated balance sheets.

In addition to the disputes we have settled under the federal tax dispute settlement program, we are involved in several other unresolved tax and other legal claims in Brazil. Total liabilities for other disputes and claims were $41 million as of December 31, 2023, and $37 million as of March 31, 2023. As of December 31, 2023, the $41 million is included within other long-term liabilities in our accompanying condensed consolidated balance sheets. Additionally, we have included in the range of reasonably possible losses disclosed above any unresolved tax disputes or other contingencies for which a loss is reasonably possible and estimable. The interest cost recorded on these settlement liabilities offset by interest earned on the cash deposits is reported in other (income) expenses, net on the condensed consolidated statement of operations.

During prior fiscal years, we received multiple favorable rulings from the Brazilian court that recognized the right to exclude certain taxes from the tax base used to calculate contributions to the social integration program and social security contributions on gross revenues, also known as PIS and COFINS. As a result of these cases, we had the right to apply for tax credits for the amounts overpaid during specified tax years. These credits and corresponding interest could be used to offset various Brazilian federal taxes in future years.

The Brazilian Office of the Attorney General of the National Treasury sought clarification from the Brazilian Supreme Court on certain matters, including the calculation methodology (i.e. gross or net credit amount) and timing of these credits. Since the Brazilian Supreme Court had not yet confirmed the appropriate methodology when these favorable rulings were received, Novelis recorded this benefit in the corresponding periods based on the net credit amount.

However, during the first quarter of fiscal 2022, the Brazilian Supreme Court ruled that the credit should be calculated using the gross methodology for lawsuits filed prior to March 2017. As such, Novelis recorded additional income of $76 million in other (income) expenses, net, $48 million of which is principal and $29 million is interest, related to PIS and COFINS for the years 2009 to 2017, net of $1 million in litigation expense.

During the third quarter of fiscal 2022, Novelis recorded $5 million of additional income in other (income) expenses, net, $2 million of which is principal and $3 million of which is interest, related to PIS and COFINS for certain periods.

F-103

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The credit amounts, interest calculation, and supporting documentation are subject to further validation and scrutiny by tax authorities for five years after the credits are utilized. Thus, credits recognized may differ from these amounts.

In order to qualify for these credits, the Company is required to compile and present verifiable support validating the credits. During fiscal 2022, Novelis applied for and received official authorization from The Special Department of Federal Revenue of Brazil (“Receita Federal”) to use the PIS and COFINS credits related to certain periods. Novelis was able to utilize a majority of these credits to offset taxes paid in fiscal 2022 and utilized the remaining credits in the first quarter of fiscal 2023.

15. SEGMENT, GEOGRAPHICAL AREA, MAJOR CUSTOMER AND MAJOR SUPPLIER INFORMATION

Segment Information

Due in part to the regional nature of the supply and demand of aluminum rolled products and to best serve our customers, we manage our activities based on geographical areas and are organized under four operating segments: North America, Europe, Asia, and South America. All of our segments manufacture aluminum sheet and light gauge products. We also manufacture aluminum plate products in Europe and Asia.

The following is a description of our operating segments.

North America. Headquartered in Atlanta, Georgia, this segment operates 16 plants, including six with recycling operations, in two countries.

Europe. Headquartered in Küsnacht, Switzerland, this segment operates 10 plants, including five with recycling operations, in four countries.

Asia. Headquartered in Seoul, South Korea, this segment operates four plants, including two with recycling operations, in two countries.

South America. Headquartered in São Paulo, Brazil, this segment operates two plants in Brazil, including one with recycling operations.

Net sales and expenses are measured in accordance with the policies and procedures described in Note 1 – Business and Summary of Significant Accounting Policies within our 2023 Form 10-K.

We measure the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA provides a measure of our underlying segment results that is in line with our approach to risk management. We define Adjusted EBITDA as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net, except for foreign currency remeasurement hedging activities, which are included in Adjusted EBITDA; (e) impairment of goodwill; (f) (gain) loss on extinguishment of debt, net; (g) noncontrolling interests’ share; (h) adjustments to reconcile our proportional share of Adjusted EBITDA from non-consolidated affiliates to income as determined on the equity method of accounting; (i) restructuring and impairment expenses (reversals), net; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) income (loss) from discontinued operations, net of tax; and (t) loss on sale of discontinued operations, net of tax.

F-104

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The tables that follow show selected segment financial information. “Eliminations and Other” includes eliminations and functions that are managed directly from our corporate office that have not been allocated to our operating segments as well as the adjustments for proportional consolidation and eliminations of intersegment net sales. The financial information for our segments includes the results of our affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP based measures, we must adjust proportional consolidation of each line item. The “Eliminations and Other” in net sales – third party includes the net sales attributable to our joint venture party, Tri-Arrows, for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP, but we manage our Logan affiliate on a proportionately consolidated basis. See Note 3 – Consolidation and Note 4 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these affiliates. Additionally, we eliminate intersegment sales and intersegment income for reporting on a consolidated basis.

Selected Segment Financial Information

in millions
December 31, 2023	North America	Europe	Asia	South America	Eliminations and Other	Total
Investment in and advances to non-consolidated affiliates	$—	$548	$370	$—	$—	$918
Total assets	5,304	3,837	2,167	2,147	876	14,331

in millions
March 31, 2023	North America	Europe	Asia	South America	Eliminations and Other	Total
Investment in and advances to non-consolidated affiliates	$—	$540	$337	$—	$—	$877
Total assets	4,867	4,166	2,417	2,155	759	14,364

in millions
Selected Operating Results Nine Months Ended December 31, 2023	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$5,031	$3,283	$1,741	$1,758	$320	$12,133
Net sales – intersegment	—	59	211	73	(343)	—

Net sales	$5,031	$3,342	$1,952	$1,831	$(23)	$12,133

Depreciation and amortization	$166	$123	$67	$61	$(11)	$406
Income tax (benefit) provision	(15)	36	29	60	49	159
Capital expenditures	761	100	73	52	(26)	960

in millions
Selected Operating Results Nine Months Ended December 31, 2022	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$5,816	$3,707	$2,105	$2,106	$355	$14,089
Net sales – intersegment	—	129	184	148	(461)	—

Net sales	$5,816	$3,836	$2,289	$2,254	$(106)	$14,089

Depreciation and amortization	$170	$119	$64	$60	$(8)	$405
Income tax (benefit) provision	(38)	(13)	25	98	74	146
Capital expenditures	259	72	70	57	4	462

F-105

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The table below displays the reconciliation from net income attributable to our common shareholder to Adjusted EBITDA.

	Nine Months Ended December 31,
in millions	2023	2022
Net income attributable to our common shareholder	$434	$502
Net loss attributable to noncontrolling interests	—	(1)
Income tax provision (benefit)	159	146
Loss from discontinued operations, net of tax	—	2

Income from continuing operations before income tax provision	593	649
Depreciation and amortization	406	405
Interest expense and amortization of debt issuance costs	228	198
Adjustment to reconcile proportional consolidation(1)	33	40
Unrealized (gains) losses on change in fair value of derivative instruments, net	4	(20)
Realized gains on derivative instruments not included in Adjusted EBITDA(2)	(4)	(3)
Loss on extinguishment of debt, net	5	—
Restructuring and impairment expenses, net	33	7
Loss on sale or disposal of assets, net	4	1
Metal price lag	62	130
Other, net	(5)	1

Adjusted EBITDA	$1,359	$1,408

(1)

Adjustment to reconcile proportional consolidation relates to depreciation, amortization, and income taxes of our equity method investments. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision (benefit).

(2)	Realized gains on derivative instruments not included in Adjusted EBITDA represents foreign currency derivatives unrelated to operations.

The following table displays Adjusted EBITDA by reportable segment.

	Nine Months Ended December 31,
in millions	2023	2022
North America	$539	$542
Europe	247	195
Asia	250	267
South America	327	407
Eliminations and Other	(4)	(3)

Adjusted EBITDA	$1,359	$1,408

F-106

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Information about Product Sales, Major Customers, and Primary Supplier

Product Sales

The following table displays net sales by product end market.

	Nine Months Ended December 31,
in millions	2023	2022
Beverage packaging(1)	$5,636	$6,800
Automotive	2,881	2,876
Aerospace and industrial plate	519	543
Specialty	3,097	3,870

Net sales	$12,133	$14,089

(1)

Prior to the nine months ended September 30, 2023, we utilized the term “can” for the beverage packaging end market. This change is solely to align the terminology with that being currently used by the Company and does not impact the amounts presented.

Major Customers

The following table displays customers representing 10% or more of our net sales for any of the periods presented and their respective percentage of net sales.

	Nine Months Ended December 31,
	2023	2022
Ball	13%	16%

Primary Supplier

Rio Tinto is our primary supplier of metal inputs, including prime and sheet ingot. The table below shows our purchases from Rio Tinto as a percentage of our total combined metal purchases.

	Nine Months Ended December 31,
	2023	2022
Purchases from Rio Tinto as a percentage of total combined metal purchases	9%	8%

F-107

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares

Common Shares

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley	BofA Securities	Citigroup

   , 2024

Until    , 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Office Holders (Including Directors).

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our amended bylaws will require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our amended bylaws will authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

On or prior to the closing, we intend to enter into indemnity agreements with our directors and certain officers which will provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our officers and directors by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

None.

II-1

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Registration Statement:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Arrangement Agreement by and among Hindalco Industries Limited, AV Aluminum Inc. and Novelis Inc., dated as of February 10, 2007 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on February 13, 2007 (File No. 001-32312))

2.2	Agreement and Plan of Merger, dated as of July 26, 2018, among Novelis Inc., Novelis Acquisitions LLC, Aleris Corporation and OCM Opportunities ALS Holdings L.P. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on July 26, 2018 (File No. 001-32312))

3.1	Restated Certificate and Articles of Incorporation of Novelis Inc. (currently in effect) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on January 7, 2005 (File No. 001-32312))

3.2	Certificate and Articles of Arrangement of Novelis Inc., dated as of September 1, 2022 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on September 6, 2022 (File No. 001-32312))

3.3	Novelis Inc. Amended and Restated Bylaws, adopted as of July 24, 2008 (currently in effect) (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on July 25, 2008 (File No. 001-32312))

3.4*	Form of Amended Articles of Incorporation of Novelis Inc. (to be adopted in connection with this offering)

3.5*	Form of Amended Bylaws of Novelis Inc. (to be adopted in connection with this offering)

4.1*	Specimen Certificate of Novelis Inc. Common Shares

4.2	Indenture relating to the 4.750% Senior Notes due 2030, dated January 16, 2020, between Novelis Corporation, as issuer, Novelis Inc., as guarantor, the subsidiary guarantors named on the signature page thereto and Regions Bank as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on January 16, 2020 (File No. 001-32312))

4.3	Indenture relating to the 3.375% Senior Notes due 2029, dated March 31, 2021, between Novelis Sheet Ingot GmbH, as issuer, Novelis Inc., as guarantor, the subsidiary guarantors named on the signature pages thereto and Deutsche Trustee Company Limited, as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 31, 2021 (File No. 001-32312))

4.4	Indenture relating to the 3.250% Senior Notes due 2026, dated August 11, 2021, among the Issuer, the Company, the subsidiary guarantors named on the signature pages thereto and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 11, 2021 (File No. 001-32312))

4.5	Indenture relating to the 3.875% Senior Notes due 2031 dated August 11, 2021, among the Issuer, the Company, the subsidiary guarantors named on the signature pages thereto and Regions Bank, as trustee (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on August 11, 2021 (File No. 001-32312))

5.1*	Opinion of Torys LLP, as to the validity of the common shares

8.1*	Opinion of King & Spalding LLP, as to U.S. tax matters

II-2

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

10.1#	Novelis Inc. Change in Control Severance Plan (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K filed on May 8, 2019 (File No. 001-32312))

10.2#	Form of Indemnity Agreement between Novelis Inc. and Members of the Board of Directors of Novelis Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 21, 2007 (File No. 001-32312))

10.3#	Form of Severance Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on July 1, 2009 (File No. 001-32312))

10.4#	Novelis Supplementary Pension Plan dated January 1, 2012 (incorporated by reference to Exhibit 10.31 to our Annual Report on Form 10-K filed on May 24, 2012 (File No. 001-32312))

10.5#	Employment Agreement between Novelis Inc. and Steven Fisher dated August 10, 2015 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 9, 2015 (File No. 001-32312))

10.6#	Employment Agreement between Novelis Inc. and Antonio Tadeu Coelho Nardocci dated September 4, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K/A filed on September 9, 2009 (File No. 001-32312))

10.7#	Employment Agreement between Novelis Inc. and Devinder Ahuja, dated as of June 6, 2016 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.8#	Employment Agreement between Novelis Inc. and Sachin Satpute dated as of April 28, 2016 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.9#	Employment Agreement between Novelis Inc. and Emilio Braghi, dated as of July 22, 2016 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.10	Amendment No. 10 to Second Amended and Restated Credit Agreement, dated as of August 18, 2022, among, inter alios, Novelis Inc., Novelis Corporation, Novelis UK Ltd, Novelis AG, Novelis Deutschland GmbH, certain of their affiliates as borrowers and guarantors, AV Minerals (Netherlands) N.V., Novelis Italia S.P.A., as Third Party Security Provider, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, Issuing Bank and U.S. Swingline Lender (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 8, 2022 (File No. 001-32312))

10.11	Amendment No. 11 to Second Amended and Restated Credit Agreement, dated as of March 31, 2023, among, inter alios, Novelis Inc., Novelis Corporation, Novelis UK Ltd, Novelis AG, Novelis Deutschland GmbH, certain of their affiliates as borrowers and guarantors, AV Minerals (Netherlands) N.V., Novelis Italia S.P.A., as Third Party Security Provider, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, Issuing Bank and U.S. Swingline Lender (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K filed on May 10, 2023 (File No. 001-32312))

10.12	Amendment No. 7 to Credit Agreement, dated as of March 31, 2023, among, inter alios, Novelis Inc., as borrower, Novelis ALR Aluminum Holdings Corporation, as co-borrower of the Aleris Incremental Term Loans and as guarantor, AV Minerals (Netherlands) N.V., the other loan parties party thereto, Novelis Italia S.P.A., as Third Party Security Provider, the Lenders party thereto and Standard Chartered Bank, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed on May 10, 2023 (File No. 001-32312))

II-3

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

10.13	Refinancing Amendment (Tranche A-2 Term Loans) to Credit Agreement, dated as of September 25, 2023, among, inter alios, Novelis Inc., as borrower, Novelis ALR Aluminum Holdings Corporation, as co-borrower of the Tranche A-2 Term Loans and as guarantor, AV Minerals (Netherlands) N.V., as Holdings, the other loan parties party thereto, Novelis Italia S.P.A., as Third Party Security Provider, the Lenders party thereto and Standard Chartered Bank, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 7, 2023 (File No. 001-32312))

21.1*	Subsidiaries of Novelis Inc.

23.1*	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

23.2*	Consent of Torys LLP (included in Exhibit 5.1)

23.3*	Consent of King & Spalding LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on signature page)

107*	Filling fee table

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan or arrangement.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on     , 2024.

Novelis Inc.

By:	Steven Fisher
Name:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Steven Fisher and Devinder Ahuja as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each action alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director	, 2024
Steven Fisher	(Principal Executive Officer)

	Chief Financial Officer	, 2024
Devinder Ahuja	(Principal Financial and Accounting Officer)

	Chairman	, 2024
Kumar Mangalam Birla

	Director	, 2024
Satish Pai

	Director	, 2024
Donald A. Stewart

	Director	, 2024
Gary Comerford

II-5

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

	Director	, 2024
Thomas Martin Connelly, Jr.

	Director	, 2024
Vikas Sehgal

	Director	, 2024
Praveen Maheshwari

	Authorized U.S. Representative	, 2024

II-6